As filed with the Securities and Exchange Commission on June 29, 2015

Registration No. 333-203726

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2

to

FORM F-3

Registration Statement

Under

The Securities Act of 1933

HANWHA Q CELLS CO., LTD.

(Exact name of Registrant as specified in its charter)

Cayman Islands	3674	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Hanwha Building

86 Cheonggyecheon-ro, Jung-gu

Seoul, Korea

Telephone: +82-2-729-2930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hanwha SolarOne U.S.A. Inc.

2424 Walsh Ave, Santa Clara, CA 95051

Telephone : 408-841-4178

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dong Chul Kim, Esq. Paul Hastings LLP 33/F West Tower, Mirae Asset Center1 26 Eulji-ro 5-gil, Jung-gu Seoul 100-210, Korea (82-2) 6321-3800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)(4)	Amount of Registration Fee
Ordinary shares, par value US$0.0001 per share(5)
Preferred shares
Debt securities
Warrants
Total	US$500,000,000	US$58,100

(1)	Includes (i) securities initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and (ii) securities that may be purchased by the underwriters pursuant to an over-allotment option. These securities are not being registered for the purposes of sales outside the United States.
(2)	The securities being registered also include such indeterminate number of securities as may be issued upon exercise, conversion or exchange of other securities. Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities.
(3)	The proposed maximum aggregate offering price for each class of securities will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder and is not specified as to each class of securities pursuant to General Instruction II. C. of Form F-3 under the Securities Act of 1933, as amended.
(4)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(5)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been or will be registered under a separate registration statement on Form F-6 (Registration No. 333-139263).

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement will also be used in connection with US$178,491,431 of securities registered under Registration Statement No. 333-192049.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell any securities and we are not soliciting offers to buy any securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 29, 2015

US$500,000,000

Hanwha Q CELLS Co., Ltd.

(a corporation with limited liability incorporated under the laws of the Cayman Islands)

Ordinary Shares

Preferred Shares

Debt Securities

Warrants

We may offer and sell ordinary shares, including ordinary shares represented by American depositary shares, (“ADSs”), preferred shares, debt securities or warrants in any combination from time to time in one or more offerings, at prices and on terms described in one or more supplements to this prospectus. The preferred shares, debt securities and warrants may be convertible into or exercisable or exchangeable for our ordinary shares or other securities. The aggregate initial offering price of all securities sold by us under this prospectus will not exceed US$500,000,000.

Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. We may also authorize one or more free writing prospectuses to be provided in connection with a specific offering. You should read this prospectus, any supplement and any free writing prospectus before you invest in any of our securities.

We may sell the securities independently or together with any other securities registered hereunder. We may sell the securities through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

ADSs representing our ordinary shares are listed on the NASDAQ Global Market, or the NASDAQ, and trade under the ticker symbol “HQCL.” Each ADS represents fifty ordinary shares, par value US$0.0001 per share.

Investing in our securities involves risks. You should read the “Risk Factors” section contained in this prospectus, the applicable prospectus supplement, any related free writing prospectus and the documents we incorporate by reference before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus, any prospectus supplement, free writing prospectus and documents incorporated by reference. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2015.

i

ABOUT THIS PROSPECTUS

Before you invest in any of our securities, you should carefully read this prospectus and any applicable prospectus supplement, together with the additional information described in the sections entitled “Incorporation of Documents by Reference” and “Where You Can Find Additional Information” in this prospectus.

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process permitted under the Securities Act of 1933, as amended. By using a “shelf” registration statement, we may sell any of our securities from time to time and in one or more offerings. This prospectus only provides you with a summary description of these securities. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the prospectus supplement.

Certain Defined Terms and Conventions

Unless otherwise indicated, references in this prospectus to:

•	“ADSs” are to American depositary shares, each of which represents fifty ordinary shares. Effective as of June 15, 2015, we changed the ratio of our ADS to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifty ordinary shares;

•	“AUD” are to Australian Dollar, the official currency of Australia;

•	“BNEF” are to Bloomberg New Energy Finance;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic (“PV”), products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“EUR” are to Euros, the official currency of the European Union;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“Hanwha Chemical” are to Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of Korea, which owns 100% of Hanwha Solar;

•	“Hanwha Solar” are to Hanwha Solar Holdings Co., Ltd., a holding company incorporated in the Cayman Islands that currently owns approximately 94.0% of our outstanding ordinary shares;

•	“Hanwha SolarOne” are to Hanwha SolarOne Co., Ltd., our previous name prior to our name change in February 2015 to Hanwha Q CELLS Co., Ltd., and its consolidated subsidiaries, without including Q CELLS, which will be used to describe historical results of operations and financial condition of Hanwha SolarOne Co., Ltd and its consolidated subsidiaries prior to the acquisition of Q CELLS;

•	“JPY” are to the legal currency of Japan;

•	“Korea” are to the Republic of Korea;

•	“MW” are to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this prospectus, it is assumed that, based on a yield rate of 97%, 420,000 125 mm x 125 mm or 233,645 156 mm x 156 mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125 mm x 125 mm and 156 mm x 156 mm PV cell generates 2.4 W and 4.28 W of power, respectively, and that each PV module contains 72 125 mm x 125 mm PV cells, 60 156 mm x 156 mm PV cells or 72 156 mm x 156 mm PV cells;

•	“MYR” are to the legal currency of Malaysia;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China (see “—Exchange Rate Information” for translations of RMB into U.S. dollars in this prospectus);

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share. For the purpose of computing and reporting our outstanding ordinary shares and our basic or diluted earnings per share we do not consider outstanding: (i) the remaining 4,014,075 ADSs we issued to facilitate the convertible notes offering in January 2008; (ii) the remaining 20,062,348 ordinary shares we issued to Hanwha Solar in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the ADSs which have been reserved by our company to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time;

•	“SolarOne Hong Kong” are to Hanwha SolarOne Hong Kong Limited;

•	“SolarOne Qidong” are to Hanwha SolarOne (Qidong) Co., Ltd., our wholly owned operating subsidiary in China;

•	“Q CELLS” are to Hanwha Q CELLS Investment Co., Ltd., a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries, including Hanwha Q CELLS GmbH, Hanwha Q CELLS Malaysia SDN. BHD. and Hanwha Q CELLS Australia Pty Ltd., collectively; it does not include certain affiliates that have “Q CELLS” in their names, including Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are not consolidated subsidiaries of Hanwha Q CELLS Investment Co., Ltd. and have not been acquired by us;

•	“W” are to watt, a unit of power-generating capacity or consumption;

•	“we,” “us,” “our company,” the “company” and “our” are to Hanwha Q CELLS Co., Ltd., formerly known as Hanwha SolarOne, and its consolidated subsidiaries; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 17, 2015; and

•	with respect to each offering of securities under this prospectus, all our subsequent annual reports on Form 20-F and any report on Form 6-K that (i) we file or furnish with the SEC on or after the date on which this prospectus is first filed with the SEC and until the termination or completion of the offering under this prospectus and (ii) indicates that it is being incorporated by reference in this prospectus.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. We will provide to you, upon your written or oral request, without charge, a copy of any or all of the documents we refer to above which we have incorporated by reference in this prospectus, except for exhibits to such documents unless the exhibits are specifically incorporated by reference into this prospectus. You should direct your requests to our principal executive office located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Our telephone number at this address is +82-2-729-2930 and our fax number is +82-2-729-1372.

You should rely only on the information contained or incorporated by reference in this prospectus, in any applicable prospectus supplement or any related free writing prospectus that we may authorize to be delivered to you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the applicable supplement to this prospectus or in any related free writing prospectus is accurate as of its respective date, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a global, leading solar energy company involved in manufacturing of solar modules and development and management of downstream solar farms. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in China and Malaysia using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules both directly to system integrators and through third party distributors. We supply our solar products across the world to over 250 customers, mainly in Japan, Germany, the United Kingdom, China, the United States, Korea and Canada.

We also engage in PV downstream businesses, which include developing solar power projects and providing engineering, procurement and construction services and operation and management services. We develop and build solar power projects incorporating our PV modules to sell them to third-party purchasers upon completion, and, for certain projects, provide operation and management services including inspections, repair and replacement of plant equipment, site management and administrative support services.

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS, a leading solar energy company engaged in the manufacturing of PV cells and modules and PV downstream business, from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. In connection with the transaction, we relocated our executive headquarters to Korea and established our technology and innovation headquarters in Germany. In addition, we changed our name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” and our ticker from “HSOL” to “HQCL” on February 9, 2015.

As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules and 1.75 GW for PV cells, and Q CELLS had annual production capacities of 130 MW for PV modules and 1.53 GW for PV cells. In 2015, we plan to add 1,500 MW and 500 MW of annual module production capacity in Malaysia and Korea, respectively, and increase our total cell production capacity to approximately 3.7 GW by upgrading our existing facilities in China and Malaysia. We have continuously improved process technology and product quality since we commenced our commercial production in 2005. In December 2014, Hanwha SolarOne’s multicrystalline PV cells achieved conversion efficiency rate of 17.7% and Q CELLS’ monocrystalline, Q.ANTUM multicrystalline (a product line utilizing passivated emitter rear contact technology) and traditional back surface field multicrystalline PV cells achieved conversion efficiency rates of 19.5%, 18.8% and 17.9%, respectively, each based on the monthly average conversion efficiency rates of commercially produced PV cells.

Hanwha SolarOne’s net revenues were RMB3,678.4 million, RMB4,725.7 million (US$761.6 million) and RMB4,837.0 million (US$779.6 million) in 2012, 2013 and 2014, respectively, and Q CELLS’ net revenues were US$530.1 million and US$773.1 million in 2013 and 2014, respectively. Hanwha SolarOne’s net revenues from its related parties amounted to RMB2,263.4 million (US$364.8 million) in 2014 representing 46.8% of its net revenues in 2014 and Q CELLS’ net revenues from its related parties amounted to US$465.0 million in 2014 representing 60.1% of its net revenues in 2014. Hanwha SolarOne recorded net losses of RMB1,562.9 million, RMB874.1 million (US$140.8 million) and RMB626.7 million (US$101.0 million) in 2012, 2013 and 2014, respectively, and Q CELLS recorded net loss of US$48.0 million in 2013 and net income of US$3.0 million in 2014. As of December 31, 2014, Hanwha SolarOne had accumulated deficit of RMB2,931.3 million (US$472.4 million) and Q CELLS had accumulated deficit of US$64.0 million. As of December 31, 2014, Hanwha SolarOne had RMB4,491.7 million (US$723.9 million) of bank borrowings and RMB611.9 million (US$98.6 million) of long-term notes outstanding and Q CELLS had US$285.8 million of debt outstanding.

Our net sales in the first quarter of 2015 amounted to US$333.5 million, among which US$173.4 million, or 52.0%, was derived from sales to related parties. We recorded net loss of US$20.4 million in the first quarter of 2015 and had accumulated deficit of US$84.4 million, long-term debt (including current portion) of US$882.8 million and short-term debt of US$235.1 million as of March 31, 2015.

Industry Trends and Outlook

Solar energy is one of the fastest growing power sources among different modes of electricity generation, according to BNEF. While the global cumulative installed generation capacity has grown at a compound annual growth rate (“CAGR”) of 3.9% from 4,428 GW in 2008 to 5,371 GW in 2013, solar powered installation generation capacity has grown at a CAGR of 54% from 17 GW in 2008 to 145 GW in 2013, which is significantly faster than other sources of energy generation.

The major solar markets are the United States, Japan, the European Union (the “EU”) and China, which accounted for a combined 79% of the global annual solar demand in 2014, according to BNEF. According to BNEF, together with such major markets, a few emerging markets with favorable industry demand dynamics are expected to experience rapid growth in the near to mid-term future.

Global solar installation is expected to show robust growth over the next few years primarily driven by decreasing cost of solar power generation, which is expected to result in the grid parity in increasing number of regions, together with policy incentives to encourage the use of solar energy. However, the global demand for solar products and sustainable profitability of the solar industry is contingent on a number of industry-specific and external factors, including volatile market and industry trends, oversupply of solar products, reduction or elimination of government subsidies, declines in the prices of other energy sources and trade disputes. For more information, see “Industry Overview.”

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success and will help differentiate us from our competitors:

•	Largest PV solar cell manufacturer globally with industry leading module production capacity;

•	Globally diversified manufacturing footprint to effectively address trade constraints;

•	Premium brand through superior product performance and research and development capabilities;

•	Competitive cost structure with further cost reduction opportunities;

•	Proven downstream capabilities with large pipeline; and

•	Strong and synergistic relationship with Hanwha Group, a leading Korean conglomerate.

Our Business Strategies

Our primary objective is to become a global leader in solar power product manufacturing and solar power project development. We intend to achieve this objective by executing the following strategies:

•	Accelerate downstream expansion and capabilities;

•	Secure market leadership in the largest PV markets;

•	Maintain leadership in technology and research and development to retain our premium product quality and brand position;

•	Continue optimizing cost structure to enhance our margin profile; and

•	Deploy capital effectively and maintain prudent leverage ratio.

Recent Developments

On April 20, 2015, we announced the signing of a major solar module supply agreement with NextEra Energy Resources, LLC, a subsidiary of NextEra Energy, Inc. Under the module supply agreement, Hanwha SolarOne U.S.A. Inc., one of our wholly-owned subsidiaries, agreed to provide more than 1.5 GW of solar modules to NextEra Energy Resources and its affiliates between the fourth quarter of 2015 and the fourth quarter of 2016 to help power its continued solar expansion in the United States. We plan to supply these shipments to NextEra Energy Resources from our cell and module production facilities currently operating or planned to be constructed in Malaysia and Korea. These solar modules will use our newest, proprietary Q.ANTUM cell architecture, which supercharges ordinary crystalline cells enabling them to absorb more sunlight and produce more power than the industry’s standard solutions.

Corporate Structure

The following diagram illustrates our corporate structure as of April 28, 2015:

Our principal executive offices are located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Our telephone number at this address is (82-2) 729-2930.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data of Hanwha SolarOne have been derived from its consolidated financial statements. Its summary consolidated statement of comprehensive income data for the years ended December 31, 2012, 2013 and 2014, and its consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from its audited consolidated financial statements for the relevant periods incorporated by reference in this prospectus. Hanwha SolarOne’s consolidated statement of comprehensive income data for the years ended December 31, 2010 and 2011 and its consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from its audited consolidated financial statements, which are not included or incorporated by reference in this prospectus.

The following summary consolidated financial data of Q CELLS have been derived from its audited consolidated financial statements as of and for the years ended December 31, 2013 and 2014, included elsewhere in this prospectus. We have presented Q CELLS’ summary financial data here because Q CELLS accounts for a substantial portion of our business after our acquisition of Q CELLS in February 2015 and is the acquirer of Hanwha SolarOne for accounting purposes.

The following summary consolidated financial information are qualified by reference to the financial statements of Hanwha SolarOne and Q CELLS referred to above and the related notes. Hanwha SolarOne’s and Q CELLS’ consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Hanwha SolarOne’s and Q CELLS’ historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2010	2011	2012	2013		2014
Hanwha SolarOne	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Consolidated Statement of Comprehensive Income Data
Net revenues	7,548.5	6,416.5	3,678.4	4,725.7	761.6	4,837.0	779.6
Cost of revenues	(5,869.5)	(6,633.5)	(4,003.9)	(4,390.7)	(707.7)	(4,426.7)	(713.5)

Gross profit (loss)	1,679.0	(217.0)	(325.5)	335.0	53.9	410.3	66.2
Operating expenses	(494.5)	(879.3)	(855.1)	(741.7)	(119.5)	(608.9)	(98.1)

Operating profit (loss)	1,184.5	(1,096.4)	(1,180.6)	(406.7)	(65.6)	(198.6)	(31.9)

Income (loss) before income taxes	1,055.3	(1,075.0)	(1,547.6)	(616.4)	(99.3)	(638.6)	(102.9)
Income tax benefit/(expenses)	(298.0)	144.9	(15.3)	(257.7)	(41.5)	11.9	1.9

Net income (loss)	757.4	(930.1)	(1,562.9)	(874.1)	(140.8)	(626.7)	(101.0)

	Year Ended December 31,
	2013	2014
Q CELLS	(US$)	(US$)
	(In millions)
Consolidated Statements of Operations Data
Net sales	$530.1	$773.1
Cost of goods sold	451.7	653.2
Gross profit	78.4	119.9
Operating expenses	111.9	107.0

Operating income (loss)	(33.5)	12.9
Income (loss) before income taxes	(47.6)	4.4
Provision for income taxes	(0.4)	(1.4)

Net income (loss)	(48.0)	3.0

	As of December 31,
	2010	2011	2012	2013		2014
Hanwha SolarOne	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,630.8	1,976.6	676.5	1,249.5	201.4	987.3	159.1
Other current assets	3,330.5	3,102.7	3,043.3	2,712.8	437.2	3,498.9	563.9

Total current assets	4,961.3	5,079.3	3,719.8	3,962.3	638.6	4,486.2	723.0
Fixed assets—net	2,084.0	4,716.0	4,779.9	4,482.7	722.5	4,587.2	739.3
Land use rights—net	205.8	335.0	335.0	272.4	43.9	266.2	42.9
Other non-current assets	588.0	270.7	316.6	144.5	23.3	58.7	9.5

Total non-current assets	2,877.8	5,321.7	5,431.5	4,899.7	789.7	4,912.2	791.7
Total assets	7,839.1	10,401.0	9,151.3	8,861.9	1,428.3	9,398.3	1,514.7

Short-term bank borrowings	318.9	1,764.3	1,162.4	1,105.6	178.2	1,393.6	224.6
Long-term bank borrowings, current portion	215.0	242.6	467.2	234.1	37.7	1,578.7	254.4
Convertible bonds	—	—	—	—	—	520.0	83.8
Other current liabilities	1,262.5	2,164.1	2,045.9	2,031.5	327.4	2,292.1	369.5

Total current liabilities	1,796.4	4,171.0	3,675.5	3,371.2	543.3	5,784.4	932.3
Long-term bank borrowings	135.0	1,352.4	2,285.1	2,446.1	394.2	1,549.3	249.7
Long-term notes	—	—	—	609.7	98.3	611.9	98.6
Long-term payable	—	50.0	50.0	50.0	8.1	50.0	8.1
Convertible bonds	687.4	498.6	368.6	470.4	75.8	—	—
Other non-current liabilities	26.0	25.4	24.8	24.1	3.9	26.2	4.2
Total non-current liabilities	848.4	1,926.4	2,728.5	3,600.3	580.3	2,237.4	360.6

Total liabilities	2,644.8	6,097.4	6,404.0	6,971.5	1,123.6	8,021.8	1,292.9

Redeemable ordinary shares	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Total shareholders’ equity	5,194.3	4,303.6	2,747.3	1,890.4	304.7	1,376.5	221.9

Total liabilities, redeemable ordinary shares and shareholders’ equity	7,839.1	10,401.0	9,151.3	8,861.9	1,428.3	9,398.3	1,514.7

*	N/M = Not material.

	As of December 31,
	2013	2014
Q CELLS	(US$)	(US$)

	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$257.7	$156.7
Other current assets	340.4	428.0

Total current assets	598.1	584.7
Property, plant, and equipment	144.9	147.8
Other noncurrent assets	28.4	33.7

Total noncurrent assets	173.3	181.5

Total assets	771.4	766.2

Current financial liabilities	10.7	8.0
Other current liabilities	262.9	226.8

Total current liabilities	273.6	234.8
Long-term debt, net of current portion	210.6	283.5
Other long-term liabilities	19.8	18.2
Total long-term liabilities	230.5	301.7
Total liabilities	504.1	536.5
Total stockholders’ equity	267.4	229.7

Total liabilities and stockholders’ equity	$771.4	$766.2

Other Financial Data

	Year Ended December 31,
Hanwha SolarOne	2010	2011	2012	2013	2014
Gross margin	22.2%	(3.4)%	(8.8)%	7.1%	8.5%
Operating margin	15.7%	(17.1)%	(32.1)%	(8.6)%	(4.1)%
Net margin	10.0%	(14.5)%	(42.5)%	(18.5)%	(13.0)%

	Year Ended December 31,
	2010	2011	2012	2013		2014
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Depreciation and amortization	187.6	218.6	373.2	436.1	$70.3	441.9	$71.2
Capital expenditures(1)	634.5	2,400.5	534.5	421.4	$67.9	389.1	$62.7

(1)	Means net cash used in investing activities subtracted by other cash used in investing activities.

	Year Ended December 31,
Q CELLS	2013	2014
Gross margin	14.8%	15.5%
Operating margin	(6.3)%	1.7%
Net margin	(9.1)%	0.4%

	Year Ended December 31,
	2013	2014
	(US$)	(US$)
	(In millions)
Depreciation, amortization and impairment	$35.6	$37.4
Capital expenditures	$15.4	$45.6

Other Operating Data

Hanwha SolarOne	Year Ended December 31,
	2010	2011	2012	2013	2014
	(MW)	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped (including PV module processing)(1)	797.9	844.4	829.8	1,280.3	1,465.5

	Year Ended December 31,
	2010		2011		2012		2013		2014
	(RMB/W)	(US$/W)	(RMB/W)	(US$/W)	(RMB/W)	(US$/W)	(RMB/W)	(US$/W)	(RMB/W)	(US$/W)
Average selling price of PV modules (excluding PV module processing)(1)	11.58	$1.87	8.87	$1.43	4.47	$0.72	4.10	$0.66	3.85	$0.62

(1)	In 2013 and 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Revenues—Revenue/Cost of Goods Sold for PV Module Processing Services.”

Q CELLS	Year Ended December 31,
	2013	2014
	(MW)	(MW)
Amount of PV modules shipped	622.8	967.1

	Year Ended December 31,
	2013	2014
	(US$/W)	(US$/W)
Average selling price of PV modules	$0.746	$0.719

RISK FACTORS

Risks Related to Our Industry

Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trends.

Demand for our PV products has been affected by global economic conditions, capital markets fluctuations and credit disruptions. During the second half of 2008 and the first half of 2009, many of our key markets, including Germany, Spain and the United States, and other national economies experienced a period of economic contraction or significantly slower economic growth. The global financial crisis, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for PV products due to decreased energy requirements. In addition, many of our customers and many end-users of our PV products depend on debt financing to fund the initial capital expenditure required to purchase our PV products. During the global financial crisis, many of our customers and many end-users of our PV products experienced difficulties in obtaining financing, and even if they were able to obtain financing, the cost of such financing had increased. As a result, they changed their decision or changed the timing of their decision to purchase our PV products. In 2010, as the effect of the global financial crisis subsided, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand for solar power products.

Since 2011, a decrease in payment to PV product producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing have caused a decrease in the growth in a number of PV projects in the European markets. Payments to PV product producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of PV products were unable to secure sufficient financing for PV projects due to the global financial crisis. These market conditions were exacerbated by an oversupply of PV products driven by increased manufacturing capacity, which adversely affected the prices of PV products. Although the global economy has improved since 2011, the demand for solar modules in Europe fell around 46% to 9.7 W in 2013 from 17.8 GW in 2012, which further declined to 6.6 GW in 2014, according to BNEF. As a result, many solar power producers that typically purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.

There can be no assurance that our customers or end-users will be able to obtain financing on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products. Rising interest rates may make it difficult for end-users to finance the cost of PV systems and therefore limit the demand for our PV products and/or lead to a reduction in the average selling price of our PV products. A protracted disruption in the ability of our customers to obtain financing, economic downturn or an increase in manufacturing capacity of the PV industry has led to, and may continue to have, a protracted material adverse effect on our business, financial condition and results of operations. In the past few years, the decrease in demand for our products has led to, and may continue to result in, idle capacity. The reduction in demand has resulted in, and may continue to lead to, a significant amount of our capacity not being utilized, and our assets being impaired.

The average selling price of our PV products may continue to decrease, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

Beginning in the fourth quarter of 2008, the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion. As a result, this state of oversupply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. Oversupply conditions across the value chain, together with difficult conditions in Europe, have put continued pressure on average selling prices. According to BNEF, the industry-wide average selling price of PV modules per watt was US$0.76/W, US$0.70/W and US$0.64/W in 2012, 2013 and 2014, respectively. While the challenging industry environment since 2012 caused some of the PV manufacturers to reduce production or shut down capacity, as well as consolidations among them, the state of industry-wide oversupply continued despite such production cuts and consolidations, and may continue to exist, which would have a negative impact on the average selling prices of our PV products.

In addition, the average selling prices of PV products have shown a declining trend historically and are expected to continually decline with time irrespective of industry-wide fluctuations in supply and demand as a result of, among other factors, technological advancements and cost reductions. If the average per-watt selling price for our PV products decreases faster than we are able to reduce our per-watt manufacturing costs, our gross margins would decrease and our results of operations and financial condition may be adversely affected.

Increases in the prices of raw materials, including polysilicon and silicon wafers, may adversely impact our business and results of operations.

Raw materials used in the production of solar cells and modules include silicon-related materials, silver paste and aluminum frames, among others. Among them, silicon-related materials such as polysilicon and silicon wafers are the most important raw materials used in the production of our PV products. Prior to mid-2008, there was an industry-wide shortage of silicon. In late 2008 and 2009, however, newly available silicon capacity has resulted in an increased supply of silicon, which resulted in downward pressure on the price of silicon. According to Bloomberg, spot prices for polysilicon fell from a peak of over US$120 per kilogram in the first quarter of 2009 to approximately US$55 per kilogram at the end of 2009. Although the silicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the silicon price has decreased significantly again starting from the second quarter of 2011 as the result of increased manufacturing capacity for silicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon price continued to decline, reaching a historical low of approximately US$14 per kilogram in November 2012. While the price has improved slightly since, it remained low through 2013 and 2014. According to BNEF, the industry-wide average spot price of solar grade polysilicon was approximately US$17.17 per kilogram in the week of April 13, 2015.

We cannot guarantee that the price of silicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. Increases in the price of silicon have in the past increased our production costs, and any significant price increase in the future may adversely affect our business and results of operations.

The reduction or elimination of government subsidies and economic incentives for solar energy applications could have a material adverse effect on our business and prospects.

We believe that the growth of the market for solar energy and PV products depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of the solar energy market, which could decrease demand for our products and reduce our revenue.

The cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Japan, Germany, Spain, Italy, the United States, Australia, China, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy and to reduce dependency on traditional forms of energy. However, a number of these government economic incentives are set to be reduced and may be reduced further, or eliminated, for political, financial or other reasons, which will be difficult for us to predict. For instance, the German government has continuously reduced feed-in-tariffs since 2009 and the Japanese government reduced feed-in-tariffs applicable to solar projects of 10 kW or more from JPY40 per kWh for the fiscal year 2012 to JPY36 per kWh for the fiscal year 2013 and JPY32 per kWh for the fiscal year 2014. In addition, the regulatory changes in Japan proposed in December 2014 that, among others, reduce utility providers’ obligation to purchase electricity produced by renewable energy sources and expand utility providers’ power to curtail output from solar installations up to 360 hours a year could adversely affect the solar demand in Japan. See “Our Business—Regulation”. Germany accounted for 40.5%, 14.7% and 14.3% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 18.0% and 10.5% of Q CELLS’ net revenues in 2013 and 2014, respectively. Japan accounted for 6.7%, 25.0% and 23.2% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 43.8% and 50.3% of Q CELLS’ net revenues in 2013 and 2014, respectively.

Political changes or fiscal difficulties in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for solar energy applications, especially those in our target markets, could cause demand for our products and our net revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to compete in the highly competitive PV market, our revenue and profits may decrease and we may lose market share.

The PV market is very competitive. We face competition from a number of PV manufacturers and downstream service providers, including Yingli Green Energy Holding Co., Ltd., Trina Solar Limited, First Solar, Inc., JinkoSolar Holding Co., Ltd., Canadian Solar Inc., JA Solar Holdings Co., Ltd. and SunPower Corporation. We believe that the principal competitive factors in the markets for our PV cells and modules are:

•	price;

•	product offerings and quality of products including conversion efficiency;

•	strength of supply chain and distribution network;

•	manufacturing capacity and capacity utilization;

•	financial stability of the manufacturer;

•	after-sales services; and

•	brand name recognition.

Some of our current and potential competitors may have longer operating histories, access to larger customer bases and resources and significantly greater economies of scale than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may be able to respond more quickly to changing customer demands or devote more resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV products.

We believe that the principal competitive factors in the downstream markets in which we compete are:

•	financing capabilities;

•	sales and marketing network;

•	knowledge and understanding of local regulatory requirements; and

•	track records and reputation in the relevant local market.

Our PV downstream business has a relatively short history compared to some of our competitors and we may not have the same level of expertise and customer base as our competitors, which may affect our ability to successfully expand our PV downstream business. In addition, our competitors owned or controlled by local persons or entities may be more competitive when obtaining government support, local financing or otherwise expanding in the respective local markets. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.

Declines in the prices of other energy sources, including oil and natural gas, could have a material adverse effect on the demand for PV products and our business and prospects.

The PV market in general competes with other sources of renewable energy as well as conventional power generation. Electricity is generated from a variety of sources, primarily including coal, natural gas, hydro power, nuclear power, oil and wind, and the demand for PV products are affected by the prices of these non-solar energy resources. Prices of some of these energy resources, in particular oil and natural gas, have historically shown significant volatility due to various factors, including global economic conditions and demand for energy resources, the level of investment by government and private enterprises in exploration and production activities and the degree of success of such activities in increasing the global supply, government regulations and policies concerning the energy sector and political developments in resource-producing countries or regions. Since the second half of 2014, the market prices of oil and natural gas have significantly declined due to, among others, an increase in supply from shale explorations in the United States, as well as continued high level of production in Middle-East countries and Russia and weak global economic outlook. Such decline in the prices of oil and natural gas could negatively affect the demand for PV products by reducing the cost of generating electricity from these sources and by undermining government and public support for the use of renewable energy sources.

If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the PV market and our business and prospects could be materially and adversely affected.

Our success depends on our ability to respond to rapid market changes in the PV industry, including by developing new technologies and offering additional products and services, which exposes us to a number of risks and uncertainties.

The PV industry is characterized by rapid changes in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with improved features, such as more efficient and higher power output and improved aesthetics. As a result, we expect that we will need to develop, or obtain access to, advances in technologies on a continuous basis in order for us to respond to competitive market conditions and customer demands. In addition, advances in technologies typically lead to declining average selling prices for products using older technologies or make our current products less competitive or obsolete. As a result, the profitability of any given product, and our overall profitability, may decrease over time.

In addition, we will need to invest significant financial resources in research and development to maintain our competitiveness and keep pace with technological advances in the PV industry. However, commercial acceptance by customers of new products we offer may not occur at the rate or level expected, and we may not be able to successfully adapt existing products to effectively and economically meet customer demands, thus impairing the return from our investments. We may also be required under the applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our financial condition and results of operations.

If we are not able to bring quality products and services to market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue penetrating the PV market, as well as our results of operations and profitability, will be materially and adversely affected.

Moreover, many of our competitors are developing next-generation products based on new PV technologies, including amorphous silicon, transparent conductive oxide thin film, carbon material and nano-crystalline technologies, which, if successful, will compete with the crystalline silicon technology we currently use in our manufacturing processes. If we fail to develop new technologies and products in a timely manner, we may lose our competitive advantage.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipate, our sales may not increase or may even decline, and our revenue and profitability would be reduced.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Furthermore, market data in the PV industry are not as readily available as those in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology, in particular the type of PV technology that we have adopted, proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to be profitable. In addition, demand for PV products in our targeted markets, including China, Japan, the United States and the European Union may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry or other energy resource industries;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of PV products, which tend to decrease when the overall economy slows down; and

•	deregulation of the electric power industry and the broader energy industry.

Existing regulations and policies governing the electric utility industry, as well as changes to regulations and policies affecting PV products, may adversely affect demand for our products and materially reduce our revenue and profits.

The electric utility industry is subject to extensive regulation, and the market for PV products is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continues to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.

Moreover, we expect that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. We also have to comply with the requirements of individual localities and design equipment to comply with varying standards applicable in the jurisdictions where we conduct business. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products, as well as materially and adversely affect our financial condition and results of operations.

The growth of distributed solar power generation market is subject to uncertainties.

Distributed solar power generation refers to generating solar energy through small-scale grid-connected PV devices such as rooftop PV installations, which offers a number of advantages over large, centralized solar farms, such as less need for new transmission capacity, scalability and ease of installation. Distributed solar power generation has shown strong growth in certain countries, especially in China, where the Chinese government in 2012 announced policies strongly encouraging distributed solar power generation, and in early 2014 set an annual installation target of 8 GW for 2014.

However, the growth of distributed solar power generation market is subject to various uncertainties. The distributed solar power generation market is still primarily driven by government incentives, such as government subsidies and feed-in tariff. If such incentive programs are reduced or eliminated, the market for distributed solar power generation could be negatively impacted. In addition, many distributed solar power generation systems are established on the leased rooftops of commercial buildings. Since the ownerships of such rooftops typically do not belong to the solar generation companies, the operation of PV devices on such rooftops may be materially and adversely affected as a result of unforeseen situations or situations beyond the control of solar power generation companies, including early termination of the lease agreement between the solar power generation company and the owner of the rooftop, or foreclosure of the buildings by the creditor of the owner of such building in accordance with the mortgage on such building. Additionally, as it usually takes at least multiple years to break even from distributed solar power generation, the operation of distributed solar power generation is subject to long-term market and credit risks including the risk of not being able to finance or refinance loan from lender or not being able to generate sufficient cash on a continuous basis to support the operation on a long term basis. Due to these factors, it may be difficult to transfer a completed distributed solar power generation project to a third party, which adversely affects the liquidity of investments in these projects.

Risks Related to Our Company

Changes in international trade policies and international barriers to trade may materially and adversely affect our ability to export our products worldwide.

In response to increasing trade tensions in the international solar market, especially in the United States and the EU solar markets, we are undertaking efforts to avoid or alleviate the impacts from the present and foreseeable anti-dumping duty (“AD”), and countervailing duty (“CVD”), proceedings. However, we cannot guarantee that these efforts will be successful due to potential policy changes or other changes in the activities and practices of the various national trade authorities responsible for AD and CVD enforcement.

United States. In October 2011, a trade action was filed with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) by seven U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells (“CSPV”) of selling their products produced in China into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities.

On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells from Chinese producers had caused material injury to the U.S. CSPV industry. Finally, on December 7, 2012, the USDOC issued AD and CVD orders. Consequently, imports of solar panels from SolarOne Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from SolarOne Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%.

Actual AD and CVD ultimately due are determined by the USDOC after its review of actual transactions. Such review takes place annually in the anniversary month (December) of the publication of the AD and CVD orders upon request, and covers the preceding one-year period. In December 2013, the U.S. industry requested administrative reviews in both the AD and CVD cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. industry requested that SolarOne Qidong be reviewed in both the AD and CVD cases.

In the course of those reviews, based on the USDOC’s regulations, the U.S. industry withdrew its requests for the AD and CVD reviews of SolarOne Qidong. As a consequence, its AD and CVD rates remained unchanged and the previous AD deposits paid on entries into the U.S. made from May 25, 2012 to November 30, 2013 are to be liquidated at the deposit rate in effect at the time of entry. Similarly, CVD deposits paid on entries into the U.S. made from March 26 to December 31, 2012 are to be liquidated at the deposit rate in effect at the time of entry. Additionally, no request of SolarOne Qidong’s AD entries made during the period from December 1, 2013 to November 30, 2014 or of its CVD entries made during the period from January 1 to December 31, 2013 was made to the USDOC.

On December 31, 2013, SolarWorld Industries America, Inc. filed new antidumping cases against similar CSPV products from China and Taiwan and a new CVD case against China. These new cases seek AD and CVD against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, and (ii) CSPV products containing cells that were of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014.

In its final determinations in these investigations, the USDOC found that PRC and Taiwanese exporters were selling subject CSPV products to the United States at less than fair value (the “AD investigation”) and/or that PRC exporters were receiving actionable subsidies (the “CVD investigation”). The USITC published its final determination on February 10, 2015 that the American industry was materially injured as a result of these imports, and the USDOC published final orders on February 18, 2015, requiring importers of subject CSPV products, including products imported from SolarOne Qidong and SolarOne Hong Kong, to pay AD and/or CVD deposits for their entries of subject CSPV products into the United States.

In connection with the USDOC’s AD investigation of subject CSPV products from China, the USDOC applied an AD deposit rate of 52.13 % to SolarOne Qidong and SolarOne Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s AD investigation of subject CSPV products from Taiwan, the USDOC applied an AD deposit rate of 19.50% to SolarOne Qidong and SolarOne Hong Kong as “all others” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the CVD investigation and final order, the USDOC applied a CVD deposit rate of 38.43% to SolarOne Qidong and SolarOne Hong Kong as an “all-other” company, which is based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination.

Moreover, entries of subject CSPV products made before USITC’s final determination are potentially subject to different AD and CVD rates than those identified in the USDOC final orders. In connection with the CVD investigation, U.S. Customs and Border Protection (“CBP”) has continued to suspend liquidation of unliquidated CVD deposits of 26.89% for entries of subject cells from the PRC entering the United States on or after June 10, 2014 (the date on which USDOC published its preliminary CVD determination) but before October 8, 2014 (the date on which USDOC instructed CBP to discontinue the suspension of liquidation).

Similarly, in connection with the AD investigations, CBP will continue to suspend liquidation of unliquidated AD deposits of 42.33% for entries of PV products from China and 24.23% for entries of PV products from Taiwan entering the United States on or after July 31, 2014 (the date on which USDOC published its preliminary AD determination) but before January 28, 2015 (the date provisional measures expires).

The ultimate liability for entries made during these periods (which is the liability of the importer of record) will not be assessed until the completion of the first administrative review. Specifically, the importers’ ultimate liability for AD and/or CVD will not be known until the completion of administrative reviews, the first of which is not expected to be initiated until February 2016. The final results of the first administrative review are expected to be determined in 2017 and the USDOC will assess the importers’ final liability for entries made during these respective periods at that time.

European Union. On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including Hanwha SolarOne, would limit the export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce Import and Export of Machinery and Electronic Product (CCCME) of China will be responsible for allocating the quota between PV companies, and Hanwha SolarOne has been allocated a portion of the quota, which amounted to 324.73 MW of modules and 7.52 MW of cells in 2014 and 147.76 MW of modules and 3.36 MW of cells in the first half of 2015. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy regulations that were published on December 5, 2013. Finally, it should be noted that wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. In connection with the implementation of the undertaking, the European Commission conducted an on-spot verification at SolarOne Qidong from July 17, 2014 to July 18, 2014 and another on-spot verification at SolarOne GmbH from October 30, 2014 to October 31, 2014. As of the date of this prospectus, we have not received any written decision from the European Commission regarding the verifications.

It is also possible that other AD or CVD or other import restrictive proceedings may be initiated in other jurisdictions. In December 2014, Canada initiated AD and CVD investigations against certain PV modules and laminates originating in or exported from China. We cannot guarantee that the proceeding will be determined in our favor. We also cannot guarantee that in those proceedings involving us, we will get the most favorable AD or CVD rates in comparison with our competitors. In addition, if such proceedings were successfully pursued in jurisdictions where we export the majority of our products, our business, financial condition and results of operations and prospects could be materially and adversely affected. Violations of laws of AD and CVD can result in significant additional duties imposed on exports of our products into these countries, which could increase our costs of accessing future additional markets.

The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.

On July 18, 2013, the Ministry of Commerce of People’s Republic of China (“MOFCOM”), issued a preliminary ruling imposing provisionary anti-dumping duties commencing on July 24, 2013 and ending on January 19, 2014, and on January 20, 2014, a final ruling imposing anti-dumping duties, commencing on January 20, 2014, on certain importers of solar grade polysilicon products from the United States and Korea, based on its determination of the dumping margin of the relevant original manufacturer. On September 16, 2013, MOFCOM issued a preliminary ruling imposing provisionary countervailing duties, commencing on September 20, 2013 and ending on January 19, 2014, and on January 20, 2014, a final ruling imposing countervailing duties commencing on January 20, 2014 on certain importers of solar grade polysilicon products from the United States, based on its determination of the ad valorem subsidy rate of the relevant original manufacturer.

MOFCOM also commenced anti-dumping and anti-subsidy investigations on certain importers of solar grade polysilicon products from the European Union, and, on October 31, 2013, MOFCOM extended the deadline of the investigation to May 1, 2014. On April 30, 2014, MOFCOM issued a final ruling imposing anti-dumpting duties, commencing on May 1, 2014 and ending on April 30, 2016, on certain importers of solar grade polysilicon products from the European Union, based on its determination of the dumping margin of the relevant original manufacturer. In addition, on April 30, 2014, MOFCOM issued a final ruling imposing countervailing duties, commencing on May 1, 2014 and ending on April 30, 2016, on certain importers of solar grade polysilicon products from the European Union, based on its determination of the ad valorem subsidy rate of the relevant original manufacturer. Since polysilicon is one of our major raw materials for the production of PV products in China and we obtain a portion of our polysilicon from sources outside of China, including Korea and European countries, if there is any AD or CVD imposed by MOFCOM on the polysilicon imported into China, whether retroactively or not, our cost of production for solar modules may be adversely affected. In addition, any such AD or CVD imposed on polysilicon could increase the market price of polysilicon, thereby increasing our cost of production and adversely affecting our business and results of operations. Partly due to China’s anti-dumping and anti-subsidy investigations against the United States, Korean and European polysilicon manufacturers, polysilicon prices rebounded slightly since December 2012.

Any competitive advantage arising from our significant manufacturing capacity outside of China can be undermined if our competitors successfully expand their manufacturing facilities outside of China.

We believe one of our competitive strengths is our significant manufacturing capacity outside of China that can effectively address potential risks arising from the current trade disputes between China and the U.S. or the EU. However, some of our key competitors, including Trina Solar Limited and JinkoSolar Holding Co., Ltd., have recently announced plans to expand their manufacturing facilities outside China as a means to circumvent potentially adverse effects from anti-dumping and countervailing duties imposed on PV products manufactured in China. If these plans are executed successfully, our competitive advantage of having significant manufacturing capacity outside of China that are insulated from potential trade disputes may be undermined.

We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.

During the course of renegotiation of some of the multi-year supply agreements we entered into previously, we may be subject to legal, administrative or other proceedings if mutual agreement cannot be reached between us and our suppliers. For example, Hoku Corporation and Hoku Materials, Inc. have failed to fulfill their delivery obligations under their multi-year framework polysilicon supply agreement entered into on November 19, 2007 and refused to return our prepayment of US$49 million. On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc. for their failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. On July 2, 2013, Hoku Corporation and Hoku Materials, Inc. both filed for Chapter 7 Bankruptcy. We are continuing to pursue recovery of the prepayment. See “Our Business—Legal and Administrative Proceedings”.

There is no assurance that we will be able to successfully defend or resolve such legal or administrative proceedings to which we are or may in the future be subject. Such legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. If there are any adverse judgments, our financial condition, results of operations and liquidity could be materially and adversely affected.

Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered.

Most of our multi-year supply agreements that we entered into during the earlier periods of supply shortage required us to make prepayments of a portion of the total contract price to our suppliers without receiving collateral for such prepayments. Hanwha SolarOne made advance payments of RMB350.9 million, RMB314.1 million (US$50.6 million) and RMB222.2 million (US$35.8 million) to its suppliers as of December 31, 2012,

2013 and 2014, respectively, and Q CELLS made advance payments of US$8.7 million and US$13.1 million to its suppliers as of December 31, 2013 and 2014, respectively. Hanwha SolarOne recorded charges to cost of revenues of RMB170.0 million, RMB15.6 million (US$2.5 million) and nil in 2012, 2013 and 2014, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts. In addition, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. Hanwha SolarOne recorded charges to general and administrative expenses of RMB50.0 million, nil and nil in 2012, 2013 and 2014, respectively, to provide for losses in relation to prepayments to suppliers that were in contractual default where we have termination rights that require repayment of the remaining deposits. In the event that a supplier fails to fulfill its delivery obligation or we have disputes with any of our suppliers and we are unable to reach an agreement on terms acceptable to us, we may not be able to recover our prepayments made to such suppliers.

Most of our claims for prepayments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors which would undermine our chances of obtaining the return of our prepayments. If such suppliers fail to fulfill their delivery obligations under the contracts or if there is any dispute between us and such suppliers that jeopardizes our ongoing relationship, we may have to record a provision relating to or write down prepayments made to such suppliers, which could materially and adversely affect our financial condition and results of operations.

Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.

Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and auxiliary material costs and improving manufacturing productivity and processes, which requires us to achieve economies of scale by expanding and maintaining our manufacturing capacity. We are currently expanding our PV module manufacturing capacity in Malaysia and Korea and may decide in the future to further expand our PV cell or PV module manufacturing capacity to meet the demands for our products. However, we may not be able to expand our manufacturing capacity as planned, if we encounter unanticipated difficulties such as any failure to obtain the necessary financing or government approval. Even if we do expand our manufacturing capacity, there may not be sufficient customer demand for our solar power products to support our increased production levels. In that case, the overall utilization rate of our production facility will decline, which would negatively impact our profit.

We have, in the past, halted expansion in response to reduced demand. For example, one of our subsidiaries, Hanwha SolarOne Technology Co., Ltd. (“Hanwha SolarOne Technology”), owns approximately 639,785 square meters of land which is currently undeveloped. If such land is identified by competent government agencies as idle land under the applicable PRC laws, Hanwha SolarOne Technology may be subject to a fine of up to 20% of the land premium of such land or, if the land is determined to be idle for over two years, the relevant government agencies may reclaim the land. In addition, since we have halted expansion, our construction plans have been adversely affected and we may need to negotiate with the construction company to develop a new construction plan. If we are unable to reach a resolution, we may be engaged in legal proceedings to resolve the dispute.

We are also exploring ways to improve the quality of our PV products including the improvement of conversion efficiency rates of our PV products. Additional research and development efforts will be required before our products in development may be manufactured and sold at a commercially viable level. We cannot guarantee that such efforts will improve the efficiency of manufacturing processes or yield improved products that are commercially viable. For example, we plan to produce multicrystalline passivated emitter rear contact (“PERC”) cells, which we sell under our “Q.ANTUM” brand and have higher conversion efficiency rates than traditional back surface field cells, at our Malaysian facilities. While we have succeeded in the commercial production of Q.ANTUM cells at our German facilities, there is no assurance that we will be successful in the commercial production of these cells at our Malaysian facilities.

If we are unable to achieve these goals, we may be unable to decrease our costs per watt, to maintain our competitive position or to improve our operating margins. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•	our ability to maintain our quality level and keep pace with changes in technology;

•	our ability to source various raw materials on reasonable terms and timely basis;

•	our ability to adjust inventory levels to respond to rapidly changing market demand;

•	our ability to successfully position our assets to meet opportunities without incurring excessive costs;

•	delays in obtaining or denial of required approvals by relevant government authorities; and

•	diversion of significant management attention and other resources to other matters.

If we are unable to establish or successfully make improvements to our manufacturing facilities, improve our product quality or reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned.

Our downstream PV business has a relatively short history. Any failure to successfully implement our strategy to expand the downstream PV business could have a material adverse effect on our growth, results of operations and business prospects.

In response to the rapidly evolving conditions in the PV industry, Q CELLS has expanded into the PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services, since 2007, while Hanwha SolarOne started to expand into the PV downstream business in 2010. Our current business strategy includes expansion of our PV downstream business, which we believe would contribute to increasing our profit margin. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the PV downstream sector. We cannot guarantee that we will succeed in expanding our PV downstream business.

Our ability to successfully implement our strategy to expand the PV downstream business is subject to various risks and uncertainties, including:

•	our relatively short history in the PV downstream business;

•	the need for additional capital to finance our new business operations, which may not be available on reasonable terms or at all;

•	the need to recruit additional skilled employees, including technicians and managers at different levels;

•	the need to grant longer credit terms to our customers and to maintain a higher level of inventory, resulting in longer cash conversion cycles compared with our traditional PV manufacturing business;

•	potential conflict with our downstream customers as a result of our direct competition with them in the PV downstream business; and

•	new risks associated with PV downstream business yet to be fully understood by the industry and market.

If we are unable to effectively manage these risks, we may not be able to successfully operate our PV downstream business and achieve the expected value of vertical business integration. Any failure to successfully implement our strategy to expand the downstream PV business could have a material adverse effect on our growth, results of operations and business prospects.

We may encounter various risks and uncertainties in our PV downstream business, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our results of operations and business prospects.

Historically, manufacturing of PV products accounted for most of our revenues. However, in recent years, we have increased investment in the PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services, and we plan to develop and expand this business further.

As a greater portion of our revenues is derived from our PV downstream business, we will be increasingly exposed to the risks associated with this business. Furthermore, our future success depends on our ability to expand our solar power project development pipelines, which are essential in expanding our PV downstream business. The PV downstream business involves various risks and uncertainties. We may be required to invest significant amounts of capital for land and interconnection rights, preliminary engineering, licenses and permits, legal and other expenses before we can determine whether a project is feasible. Developing and completing a particular project face various risks and uncertainties, including the following:

•	difficulties in identifying suitable sites in a timely manner;

•	difficulties in securing and receiving required governmental permits, licenses and approvals, such as land use rights, construction permits and approvals and satisfactory environmental assessments;

•	potential challenges from local residents, environmental organizations, and others who may not support the project;

•	difficulties in obtaining construction financing, including debt, equity and tax credits;

•	difficulties in receiving rights to interconnect to the electric grid;

•	difficulties in paying interconnection and other deposits, some of which may be non-refundable;

•	difficulties in negotiating satisfactory engineering, procurement and construction agreements;

•	unforeseen engineering problems; construction delays; subsurface land conditions; cost over-runs; shortage of labor, equipment and materials supply;

•	disruptions including labor strikes;

•	additional complexities when conducting project development or construction activities in foreign jurisdictions, including operating in accordance with the applicable local laws and customs;

•	difficulties and uncertainties in achieving expected returns or yields when we operate and manage solar projects of our own, including availability or success of various investment vehicles we may utilize such as YieldCo or Solar REIT; and

•	force majeure events, including adverse weather conditions and other events out of our control.

If we fail to address the above risks and uncertainties, our costs may be increased and construction of our projects may be delayed or even cancelled; therefore, our financial condition, results of operations and growth prospects may be materially and adversely affected.

We may be required to make significant upfront investment prior to commencing construction of solar power projects, which could adversely affect our business and results of operations.

It may take many months or years before our solar power plant development cycles can mature. As a result, we may be required to invest significant amounts of capital for land and interconnection rights, preliminary engineering, licenses and permits, legal and other expenses in advance of commencing construction, and the receipt of any revenue, much of which is not recognized for several additional months following contract signing.

Furthermore, we may not be able to simultaneously fund our other business operations and these system investments through our long project development cycles. Our liquidity may be adversely affected to the extent the project sales market weakens or we are not able to successfully complete the customer acceptance testing due to various reasons, such as technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar projects at prices and on terms and timing that are acceptable to us. Accordingly, our business and results of operations may be materially and adversely affected.

To expand our solar project development business, we must find and obtain land use rights for suitable solar project sites.

Solar projects require solar conditions that can only be found in a limited number of geographic areas and project sites. Further, large utility-scale solar projects must be interconnected to electricity transmission grids in order to deliver electricity. Once we have identified a suitable solar site, our ability to obtain requisite land use rights with respect to the site is subject to growing competition from other solar power producers that may have better access to local government support, financial or other resources to locate and obtain land use rights of such sites. Our competitors may impede our development efforts by acquiring control of all or a portion of a solar site we seek to develop. If we were unable to find or obtain land use rights for suitable solar sites, our ability might be harmed to develop new solar projects on a timely basis or at all, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of customers and countries for a high percentage of our revenues and the loss of, or a significant reduction in orders from, any of these customers or countries, if not immediately replaced, would significantly reduce our revenue and decrease our operating margins.

We currently sell a substantial portion of our PV products to a limited number of customers and countries. Customers that accounted for a significant portion of our total net revenues in 2014 included Hanwha Q CELLS Japan Corp., Hanwha Q CELLS Korea Corp., Hanwha Corporation, Vogt Solar, Baotou Shansheng New Energy Co., Ltd., CSPG (China Southern Power Grid Company), Solar Power Incorporated, Kaitai and Constellation Energy Resources, LLC. Hanwha SolarOne’s five largest customers accounted for an aggregate of 29.8%, 53.5% and 62.0% of its net revenues in 2012, 2013 and 2014, respectively, and Q CELLS’ four largest customers accounted for an aggregate of 50.0% and 60.8% of its net revenues in 2013 and 2014, respectively. Hanwha SolarOne’s largest customer in 2012, 2013 and 2014 accounted for 7.6%, 25.0% and 23.2% of its net revenues, respectively, and Q CELLS’ largest customer in 2013 and 2014 accounted for an aggregate of 38.6% and 41.7% of its net revenues, respectively. In 2014, Hanwha SolarOne’s and Q CELLS’ largest customer was Hanwha Q CELLS Japan Corp. and Hanwha Corporation, respectively, which resell PV modules purchased from us to system integrators and third-party distributors. Japan accounted for 6.7%, 25.0% and 23.2% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 43.8% and 50.3% of Q CELLS’ net revenues in 2013 and 2014, respectively. Germany accounted for 40.5%, 14.7% and 14.3% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 18.0% and 10.5% of Q CELLS’ net revenues in 2013 and 2014, respectively. In 2014, Japan, the PRC and Germany, and Japan, the United Kingdom and Germany, were the top three countries in terms of percentage contribution to net revenues of Hanwha SolarOne and Q CELLS, respectively. The loss of sales to any one of these customers or countries would have a significant negative impact on our business.

Sales to our customers are mostly made through non-exclusive arrangements. Any one of the following events may cause material fluctuations or declines in our net revenues and have a material adverse effect on our financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant customers of our competitors’ products;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers, including as a result of the insolvency or bankruptcy of our customers;

•	any adverse change in local policies toward solar projects in countries where we receive most orders;

•	any adverse change in the bilateral or multilateral trade relationships among China, Malaysia, Korea, Japan, the United States and European countries, particularly Germany;

•	any duty imposed on import of PV products as a result of anti-dumping measures or other measures against unfair trade practices; and

•	failure of any of our significant customers to make timely payment for our products.

We expect our operating results to continue to depend on sales to a relatively small number of customers or countries for a high percentage of our revenue for the foreseeable future, as well as the ability of these customers to sell PV products and services that incorporate our PV products.

Furthermore, our customer relationships have been developed over a relatively short period of time. We cannot be certain that these customers will continue to generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our customers and revenue.

We may be unable to collect payments from our customers on a timely basis or at all. If such collection problems occur, our business may suffer and our results of operations may be materially and adversely affected.

We face payment collection difficulties with respect to certain customers. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guangdong Guo Hua New Energy Investment Co., Ltd. (“Guo Hua”), the owner of a PV project for which we acted as an engineering, procurement and construction (“EPC”) contractor, to pay a total amount of RMB92 million including, among others, overdue payment of the EPC contract price, accrued interest, damages and legal costs in accordance with the EPC contract. On August 5, 2012, Guo Hua filed a counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested to terminate the EPC contract and demanded us to pay a total amount of approximately RMB187 million for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay RMB78.2 million plus interests for late payment at the rate of 8.33‰ per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to Guangdong Heyuan Court to enforce such arbitral award. See “Our Business—Legal and Administrative Proceedings”. There is no assurance that we will prevail in similar claims against our customers for payment collections and if we fail to succeed in such claims, we may not be able to recover the fees due to us, which may have a material adverse effect on our results of operations.

We enter into framework agreements with many of our customers that set forth our customers’ purchase goals and the general conditions under which our sales are to be made. However, such framework agreements are only binding to the extent a purchase order for a specific amount of our products is issued. In addition, certain key sales terms of the framework agreements may be adjusted from time to time, and we have in the past re-negotiated some of our framework agreements which enabled us to address, without resorting to formal disputes, the disagreements with our customers relating to the volumes, delivery schedules and pricing terms contained in such agreements. However, it may not always be in our best interests to re-negotiate our framework agreements and disagreements on terms may escalate into formal disputes that could cause us to experience order cancellations or harm our reputation.

Our dependence on a limited number of suppliers for a substantial majority of silicon-related materials may prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2012, 2013 and 2014, Hanwha SolarOne’s five largest silicon material suppliers supplied in the aggregate 72.4%, 76.7% and 87.4% respectively, of its total silicon and silicon wafer purchases. In 2013 and 2014, Q CELLS’ five largest silicon material suppliers supplied in the aggregate 99.9% and 97.2%, respectively, of its total silicon wafer purchases. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, Jiangsu Meike Silicon Energy Co., Ltd., Konca Solar Cell HK Co., Ltd. and Green Energy Technology Inc. If we fail to develop or maintain our relationships with these or our other suppliers and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to manufacture our products in a timely manner or at a reasonable cost, or at all, and as a result, we may not be able to deliver our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for adequate remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Suppliers typically require a significant amount of capital to fund their operating activities, expand their manufacturing facilities, and conduct research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver silicon materials to us. Any disruption in the supply of silicon materials to us may adversely affect our business, financial condition and results of operations.

Our failure to obtain sufficient quantities of silicon-related materials in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.

We depend on the timely delivery by our suppliers of silicon-related materials in sufficient volumes. Until mid-2008, there was an industry-wide shortage of silicon-related materials. Currently, the market is experiencing an over-capacity of silicon-related materials. While we do not believe a shortage of silicon-related materials will reoccur in the short term because of current market conditions and the expansion of silicon and silicon wafer manufacturing capacity in recent years, we cannot guarantee that market conditions will not again rapidly change or we will always be able to obtain sufficient quantities of silicon-related materials in a timely manner and at commercially reasonable prices. We may experience actual shortages of silicon-related materials or late or failed delivery for the following reasons:

•	the terms of our silicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled as a result of our ongoing re-negotiations with them;

•	there are a limited number of silicon and silicon wafer suppliers, and many of our competitors also purchase silicon-related materials from these suppliers and may have longer and stronger relationship with these suppliers than we do;

•	some of our silicon and silicon wafer suppliers do not manufacture silicon themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient silicon or silicon wafers to satisfy their contractual obligations to us; and

•	our purchase of silicon-related materials is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.

If we fail to obtain delivery of silicon-related materials in amounts and according to time schedules that we expect, we may be forced to reduce production, which will adversely affect our revenues. Our failure to obtain the required amounts of silicon-related materials on time and at commercially reasonable prices could substantially limit our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes.

We currently have a significant amount of debt outstanding and can incur additional indebtedness. Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.

The principal amount of Hanwha SolarOne’s total bank borrowings outstanding was RMB4,491.7 million (US$723.9 million) as of December 31, 2014, of which RMB1,363.6 million (US$219.8 million) were short-term bank borrowings and RMB1,578.7 million (US$254.4 million) were the current portion of long-term bank borrowings. In addition, Hanwha SolarOne had RMB611.9 million (US$98.6 million) in long-term notes as of December 31, 2014. The principal amount of Q CELLS’ total bank borrowings outstanding was US$119.5 million as of December 31, 2014 and it had MYR850 million (US$241.3 million, translated at the rate of 0.2859 U.S. dollar per one Malaysian Ringgit) in principal amount of long-term loan from the Malaysian government with a book value of US$165.3 million as of December 31, 2014. We may also incur additional indebtedness. Our debt could have a significant impact on our future operations and cash flow, including:

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature;

•	triggering an event of default, if we fail to comply with any of our payment or other obligations contained in our debt agreements and fail to obtain waivers, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable and other penalties;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;

•	potentially increasing the cost of any additional financing; and

•	putting pressure on the ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets.

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We may not be able to generate sufficient cash flow from operations to enable us to meet our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, to sell our assets, to reduce or delay our capital investments, or to seek additional equity or debt financing. We cannot guarantee that future financing will be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased interest rate risk and debt service obligations, and could result in operating and financing covenants that would further restrict our operations and limit our ability to obtain the financing required to fund future capital expenditures and working capital. As a result, our ability to plan for, or react effectively to, changing market conditions may be adversely and materially affected.

In addition, a significant portion of our outstanding debt has been guaranteed by Hanwha Chemical in the past. However, the ability of Hanwha Chemical to guarantee our future financings is subject to various uncertainties, including its own financial condition and potential regulatory restrictions. If Hanwha Chemical cannot guarantee our future financings, our ability to obtain external financing could be adversely affected.

We require a significant amount of capital to fund our operations as well as meet future capital and investment requirements. If we cannot obtain additional capital when we need it, our operations, growth prospects and future profitability may be materially and adversely affected.

We typically require a significant amount of capital to fund our operations. We expect that our capital expenditures would substantially increase in 2015 to approximately US$280 million, which will be primarily used to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. In addition, we expect to invest approximately US$110 million in our PV downstream business in 2015. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. While we plan to fund our future capital and investment requirements with cash from operations, proceeds from our securities offerings, bank borrowings and other forms of financing, if necessary, we cannot guarantee that future financing will be available on satisfactory terms, or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC, Korea, Germany, Malaysia and elsewhere in the world.

If we are unable to obtain necessary financing in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.

Certain of our loan agreements and other debt instruments contain financial covenants that require the borrower or its guarantor to maintain certain financial ratios, and the failure to maintain such ratios could result in the acceleration of the maturity of our debt.

Certain of our subsidiaries have outstanding bank loans and other debt instruments that require such subsidiary or its guarantor, Hanwha Chemical, to maintain certain financial ratios that are tested semi-annually. Such debt instruments also contain standard cross-default provisions under which an event of default under one such instrument would trigger a right to accelerate payment under another instrument.

From time to time there have been a few instances where these financial ratios have not been met at the relevant measurement dates. In such cases, we have obtained waivers from the lenders to cure such defaults and avoid cross-acceleration of other debt instruments. In the future, we or our guarantor may similarly fail to maintain such financial ratios or violate other covenants contained in such debt instruments, and may not be able to obtain waivers for or otherwise cure such defaults, which may cause our indebtedness to become immediately due and payable.

Our future success also depends on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration, revenue growth and profitability. In addition, such strategic acquisitions, alliances and investments themselves entail significant risks that could materially and adversely affect our business.

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. The acquisition entails significant risks as described under “—Risks Related to Our Acquisition of Q CELLS.”

In addition, we are pursuing expansion into PV downstream business and we may also establish strategic alliances with third parties in the PV industry to develop new technologies and to expand our marketing channels. These types of transactions could require that our management develop expertise in new areas, make significant investments in research and development, manage new business relationships and attract new types of customers. They would also require significant attention from our management, which could distract our management’s attention away from our existing business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations and retaining key technical and managerial personnel of acquired companies.

Strategic acquisitions, investments and alliances with third parties may be expensive to implement and could also subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. We may assume unknown liabilities or other unanticipated events or circumstances through acquisitions and investments. Moreover, strategic acquisitions, investments and alliances subject us to the risk of non-performance by our counterparties to such arrangements, which may in turn lead to monetary losses that materially and adversely affect our business. As a result, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will be effective or beneficial for our business. Any difficulty or failure we face in this regard could have a material adverse effect on our market penetration, results of operations and profitability.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability or warranty claims against us could result in adverse publicity and potentially significant monetary damages.

Both Hanwha SolarOne and Q CELLS have provided long-term warranties for their PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, Hanwha SolarOne started to extend its material and workmanship warranty for PV modules to 12 years and replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical multicrystalline PV modules and 96% of the nominal power generation capacity for its typical monocrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Q CELLS has provided material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, Hanwha SolarOne has accrued warranty costs based on 1% of revenue for PV modules, while Q CELLS has accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue and for the remaining population based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production). The basis for the warranty accrual will be reviewed periodically based on actual experience.

In 2012, 2013 and 2014, Hanwha SolarOne incurred warranty costs of RMB33.1 million, RMB41.3 million (US$6.7 million) and RMB42.1 million (US$6.8 million), respectively. In 2013 and 2014, Q CELLS incurred warranty costs of US$12.1 million and US$4.9 million, respectively. As of December 31, 2012, 2013 and 2014, Hanwha SolarOne’s accrued warranty provision totaled RMB177.9 million, RMB181.4 million (US$29.2 million) and RMB176.3 million (US$28.4 million), respectively. As of December 31, 2013 and 2014, Q CELLS’ accrued warranty provisions totaled US$29.0 million and US$27.5 million, respectively.

If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position. In addition, we may also suffer increased accounts receivables, as customers in certain circumstances refuse to accept and pay for defective products. Any increase in the defect rate of our products would increase the amount of our warranty costs and we may not have adequate warranty provision to cover such warranty costs, which would have a negative impact on our results of operations. We may also incur significant expenses to defend any claims based on the warranty against defects.

For example, on September 30, 2014, a European customer initiated arbitration proceedings against Hanwha SolarOne (Qidong) Co., Ltd., one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from SolarOne Qidong between 2009 and 2011 were defective, claiming total damages of approximately US$240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. On November 7, 2014, SolarOne

Qidong filed its response to the European customer’s request for arbitration. On December 10, 2014, the European customer filed its statement of case. On January 23, 2015, SolarOne Qidong filed its statement of defense. In each of its filings, SolarOne Qidong has denied all liability for the claims asserted against it. SolarOne Qidong intends to defend vigorously against the claims asserted in the arbitration. A hearing is currently scheduled to be held in May 2016. See “Our Business—Legal and Administrative Proceedings”.

In addition, we purchase silicon-related materials and other components that we use in our products from third parties. Unlike PV modules, which are subject to certain uniform international standards, silicon-related materials generally do not have uniform international standards, and it is often difficult to determine whether product defects are caused by defects in silicon, silicon wafers or other components of our products or caused by other reasons. Even assuming that our product defects are caused by defects in raw materials, we may not be able to recover our warranty costs from our suppliers because the agreements we entered into with our suppliers typically contain no or only limited warranties. The possibility of future product failures could cause us to incur substantial expense to provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means, or damage our market reputation and cause our sales to decline.

As with other PV product manufacturers, we are exposed to risks associated with product liability claims if the use of the PV products we sell results in injury, death or damage to property. We cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. See “—We have limited insurance coverage and may incur losses resulting from business interruptions or product liability claims.”

One of our existing shareholders has substantial influence over our company and its interests may not always be aligned with the interests of our other shareholders.

Hanwha Solar owns approximately 94.0% of our outstanding share capital, as of the date of this prospectus. Hanwha Solar has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions, and has appointed a majority of our directors. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for its shares as part of a sale of our company and might reduce the price of the ADSs. In addition, without the consent of Hanwha Solar, we could be prevented from entering into transactions that could be beneficial to us. Hanwha Solar may cause us to take actions that are opposed by other shareholders as its interests may differ from those of other shareholders. Hanwha Group, a business group that controls Hanwha Solar, also has several subsidiaries in the solar industry. We depend to a certain extent on the support of Hanwha Group. For example, entities of Hanwha Group are our existing customers and we may also source raw materials from entities of Hanwha Group in the future. If Hanwha Group reduces its shareholding in our company or chooses to devote resources to other priorities, such as other companies in which it holds interests, including other companies in the solar industry, for any reason and not to us, our results of operations could be adversely affected. How Hanwha Group positions our company among its subsidiaries and other investments could have a material impact on our results of operations. Hanwha Group’s strategic plan involving our company may not always be aligned with the interests of our other shareholders.

Our business involves significant amount of related party transactions.

We are party to significant related party transactions between us and other member companies of Hanwha Group under which we, among other things, purchase raw materials and sell our PV products for distribution. Such transactions may be challenged by tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. Furthermore, in some instances we may not be able to discontinue such related party transactions even if we have better business opportunities with non-affiliated parties. If the related party transactions we are engaged do not benefit us as other available alternative transactions with non-affiliates would, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, implementation of intellectual property-related laws in certain countries in which we operate our business, including China, has historically been lacking, primarily because of ambiguities in the relevant laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in these countries may not be as effective as in the United States or other developed countries. Policing unauthorized use of our proprietary technologies can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We also cannot assure you that the outcome of any such litigation would be in our favor. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. Furthermore, any such litigation may be costly and may divert management attention away from our business as well as require us to expend other resources. We have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties, as well as have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technologies and know-how without infringing the intellectual property rights of third parties. As we continue to market and sell our products internationally, and as disputes involving intellectual property become more common, we face a higher risk of being the subject of claims for intellectual property infringement, as well as having indemnification relating to other parties’ proprietary rights held to be invalid. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in the European Union, the United States, Japan, the PRC or other countries. The validity and scope of claims relating to PV technology patents involve complex, scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our products; or

•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

We may not be able to obtain sufficient patent protection on the technologies embodied in the PV products we currently manufacture and sell, which could reduce our competitiveness and increase our expenses.

Although we rely primarily on trade secret laws and contractual restrictions to protect the technologies in the PV cells and PV modules we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of the date of this prospectus, we had been granted 57 patents and 32 patent applications pending in China, 30 patents and 62 patent applications pending in Germany and 33 patents and 57 patent applications pending in other countries.

Because the protections afforded by our patents are effective only in the jurisdiction where we have registered our patents, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services or fail to recruit new qualified personnel.

Our future success depends substantially on the continued services of some of our directors and key executives. If we lose the services of one or more of our current directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional time and expenses to recruit, retain and integrate new directors and officers, particularly those with a significant PV industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In particular, Seong Woo Nam, Chairman and Chief Executive Officer, Jung Pyo Seo, Director and Chief Financial Officer, Dong Kwan Kim, Director and Chief Commercial Officer, and Jin Seog Choi, Director and Chief Technology Officer, have been crucial to the development of our strategic direction. In addition, if any of our directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of the executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear the extent to which any of these agreements could be enforced outside of the United States, where most of these directors and executive officers reside and hold some of their assets. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

Competition for personnel in the PV industry is intense, and the availability of suitable and qualified candidates is limited. In particular, we compete to attract and retain qualified research and development personnel with other PV technology companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.

Any failure to achieve and maintain effective internal control could have a material adverse effect on our business, results of operations and the market price of the ADSs.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that the internal control over financial reporting of Hanwha SolarOne as of December 31, 2014 was effective. However, we cannot guarantee that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage and may incur losses resulting from business interruptions or product liability claims.

We are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any major explosion or fire, the risks associated with these gases cannot be completely eliminated. In addition, natural disasters such as floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist attacks or acts of war, could significantly disrupt our ability to manufacture our products and to operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. Although we have obtained business interruption insurance, the coverage of such insurance is limited and it may not be able to fully cover losses caused by the business interruption.

We are also exposed to risks associated with product liability claims in the event that the use of the PV products we sell results in injury, death or damage to property. Due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we only have limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments, which could materially and adversely affect our business, financial condition and results of operations.

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by products of, and water used in, our manufacturing operations and research and development activities, including toxic, volatile and otherwise hazardous chemicals and wastes. Although we have not suffered material environmental claims in the past, failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business, as well as our financial condition and results of operations.

The use of certain hazardous substances, such as lead, in various products is also coming under increasingly stringent governmental regulation. Increased environmental regulation in this area could adversely impact the manufacture and sale of solar modules that contain lead and could require us to make unanticipated environmental expenditures. For example, the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “WEEE Directive”) requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products placed on the market in the European Union. In addition, European Union Directive 2002/95/EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment (the “RoHS Directive”) restricts the use of certain hazardous substances, including lead, in specified products. Other jurisdictions are considering adopting similar legislation. Failure to comply with the Directives could result in fines and penalties, inability to sell our PV products in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our International Operations

Our significant international operations expose us to a number of risks, and if we are unable to effectively manage these risks, our business may be materially and adversely affected.

We operate our primary manufacturing facilities in China and Malaysia, while we have our executive headquarters in Korea which relocated from China and have significant research and development operations in Germany. We sell our PV products and engage in PV downstream business internationally in all major markets, including the United States, Japan, Europe and China. Our significant international operations, including the production, marketing, distribution and sale of our PV products and services in many different countries expose us to a number of risks, including:

•	fluctuations in currency exchange rates among various currencies, including the U.S. dollar, Renminbi, Euro, Japanese Yen, Malaysian Ringgit and Korean Won;

•	difficulty and costs relating to compliance with different commercial, legal, regulatory and tax requirements in various countries in which we operate;

•	difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, various countries and markets;

•	increased costs associated with maintaining marketing, sales and customer service activities in various countries;

•	difficulty in, and increased cost of, managing supply chains and logistics across various countries;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, our ability to conduct or expand our business globally would be impaired, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.

Hanwha SolarOne’s historical financial statements are expressed in Renminbi, while Q CELLS’ historical financial statements are expressed in U.S. dollars. Starting with our 2015 financial statements, we plan to present our consolidated financial statements in U.S. dollars, which will be prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which would then be translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, Malaysian Ringgit and Euro. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies.

In recent years, the exchange rates among Renminbi, the U.S. dollars, Japanese Yen and Euro have fluctuated significantly. In 2014, the Japanese Yen and Euro have significantly depreciated against Renminbi and the U.S. dollars and other currencies, which had a negative impact on our profit margin as a substantial portion of our sales is denominated in Japanese Yen and Euros. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

To the extent our foreign currency receivables are not matched with our foreign currency payables, we have entered into economic hedging transactions to mitigate the impact of short-term foreign currency fluctuations on our results of operations. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such transactions, our results of operations have historically been affected by exchange rate fluctuations and may continue to be affected. The effectiveness of our hedging transactions may be limited and we may not be able to successfully hedge all of our exposure. In addition, our estimates of future revenues that are denominated in foreign currencies may not be accurate, which could result in foreign exchange losses. Any default by the counterparties to these hedging transactions could also adversely affect our financial condition and results of operations.

Adverse changes in political, economic and regulatory policies in countries where we have significant operations could have a material adverse effect on our business.

Substantially all of our operations are conducted in China, Malaysia, Germany and Korea and some of our sales are made in these countries. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by political, economic and regulatory developments in these countries. Such developments include the introduction of new or more stringent labor and environmental regulations, increase in tax, increase in restrictions on the conduct of business and changes in interest rates, among others. Other political uncertainties include the risks of wars, terrorism, nationalization and expropriation.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

A portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, SolarOne Qidong may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange (“SAFE”). However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by SolarOne Qidong under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if SolarOne Qidong borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance SolarOne Qidong by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of SolarOne Qidong to obtain foreign exchange through debt or equity financing.

In addition, our operations in Malaysia are affected by foreign exchange policies of Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia which is the central bank of Malaysia. Under the current regulations issued by Bank Negara Malaysia, non-residents are free to repatriate any amount of funds in Malaysia at any time, including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to the applicable reporting requirements, and any withholding tax. However, in the event Bank Negara Malaysia introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or distributions from our Malaysian subsidiaries.

We face risks related to health epidemics and other outbreaks.

Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. In 2009, there were outbreaks of swine flu, caused by H1N1 virus, in certain regions of the world, including China. In the past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. Any future outbreak of severe acute respiratory syndrome (“SARS”), avian flu, swine flu or other similar adverse public developments in China may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company headquartered in Korea and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC, Germany, Malaysia and Korea. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, the PRC, Germany, Malaysia or Korea would recognize or enforce judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws.

Labor laws in the jurisdictions where we operate may adversely affect our results of operations.

We are subject to the local labor and employment laws of various jurisdictions in which we operate. For example, in Germany, our employees are covered by various labor laws that provide employees, through works councils, with rights of information and consultation with respect to specific matters involving their employer’s business and operations, including downsizing or closure of facilities and employment terminations. The German worker protection laws could impair our flexibility in streamlining or restructuring our business operations in Germany. In China, as required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. In Malaysia, we employ a substantial number of foreign nationals as temporary workers and the employment of such foreign nationals requires approval by the Ministry of Home Affairs of Malaysia, which may impose conditions on the number, positions, duration of employment and the country of origin of the foreign workers.

In particular, on June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC (the “Labor Contract Law”), which became effective on January 1, 2008. On December 28, 2012, the PRC government promulgated the amendment to the Labor Contract Law, and such amendment became effective on July 1, 2013. The Labor Contract Law, as amended, imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law, as amended, could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

On January 14, 2014, the Ministry of Human Resources and Social Security of the PRC promulgated the Interim Provisions on Labor Dispatch (“Provisions on Labor Dispatch”), which took effect on March 1, 2014. The Provisions on Labor Dispatch provides, among other things, that an employer can hire temporary employees only for temporary, auxiliary and replaceable jobs. The number of temporary employees cannot exceed 10% of the total workforce. If the number of temporary employees exceeds 10% of the total workforce as of March 1, 2014, the employer shall, as a principle, adjust its employment plan and ensure such percentage be reduced to 10% or below no later than March 1, 2016. Before such percentage is adjusted to 10% or below, the employer shall not hire any new temporary employees. Our number of temporary employees is currently over 10% of our total workforce. We may not be able to reduce such percentage to 10% or below prior to March 1, 2016. As a result, we may not be able to retain any additional temporary employees and such inability to retain additional temporary employees could render us less competitive than other manufacturers, which may materially and adversely affect our financial condition and results of operation.

Special Risks Related to Our Chinese Operations

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on the Enterprise Income Tax (the “EIT”), which took effect on January 1, 2008. Under the EIT, domestically owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors, and entities classified as “high and new technology enterprises” are entitled to a 15% EIT rate, whether domestically owned enterprises or FIEs. The EIT also provided a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises transitioned to the uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the EIT, continued to be enjoyed until the end of the holiday. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate and is subject to an annual self-review process whereby a form is submitted to relevant tax authority for approval to use a beneficial income tax rate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. SolarOne Qidong has applied, and is currently waiting, for the renewal of its status as a “high and new technology enterprise” by the PRC government. If SolarOne Qidong fails to qualify as a “high and new technology enterprise” in future periods, our income tax expenses would increase, which could have a material and adverse effect on our net income and results of operations.

Any reduction or elimination of the preferential tax treatments currently enjoyed by us may significantly increase our income tax expense and materially reduce our net income, which could have a material adverse effect on our financial condition and results of operations.

We face uncertainty with respect to the implementation of the PV Manufacturing Industry Qualification Standards in China.

On July 4, 2013, the China’s State Council issued the Several Opinions on Promoting the Healthy Development of the PV Industry, regulating the PV industry in China. In addition, on September 16, 2013, the Ministry of Industry and Information Technology of the PRC (“MIIT”) issued the PV Manufacturing Industry Qualification Standards, which became effective as of October 16, 2013. The MIIT standards outline certain requirements for PV manufacturers in China, aiming to reduce the overcapacity of production and promote the healthy development of the industry. For example, the MIIT standards provide detailed requirements for product quality and energy consumption and require that PV manufacturers invest no less than 3% of their annual total sales, and at least a minimum of RMB10 million, in their research and development activities and technology upgrades each year. New manufactures which fail to comply with the relevant requirements under the MIIT standards will not be approved for investment. Existing manufacturers which fail to comply with the relevant requirements will not be entitled to enjoy certain government preferential policies, such as the export tax rebate and domestic financial subsidies.

On October 11, 2013, the MIIT issued the Tentative Measures for Management of the Qualification Publication of the PV Manufacturing Industry. Under the tentative measures, a PV manufacturer meeting the industry qualification standards required by the MIIT may apply for pre-review of its qualification status by the provincial counterpart of the MIIT, which, upon completion of its pre-review, will submit the application to the MIIT for final review and certification. Upon the certification by the MIIT, the PV manufacturer will be published as a “Qualified PV Manufacturing Enterprise” periodically. A qualified PV manufacturing enterprise can also be disqualified and delisted from qualification publication by the MIIT in the event that the enterprise no longer complies with the MIIT standards. On December 30, 2013, SolarOne Qidong was certified by the MIIT as a “Qualified PV Manufacturing Enterprise”.

Limitations on the ability of our Chinese operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct substantially all of our business in China through our Chinese operating subsidiary, SolarOne Qidong, which is a limited liability company established in China. The payment of dividends, if any, by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. SolarOne Qidong is also required to set aside at least 10% of its annual after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, SolarOne Qidong is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if SolarOne Qidong incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in October 2005, (the “SAFE notice”), requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in a restriction on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business. In addition, the NDRC promulgated a rule in October 2004, (the “NDRC Rule”), requiring overseas investment projects made by PRC entities to be approved by NDRC. The NDRC Rule also sets out the approval procedures for overseas investment projects of PRC individuals. However, uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment remain, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of an NDRC approval. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

We face uncertainties with respect to application of PRC tax rules on indirect transfer of equity interests in a PRC resident enterprise.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Bulletin 7”), which partially replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“Circular 698”) issued by the State Administration of Taxation on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 7, or previous rules under Circular 698. Especially as Bulletin 7 is lately promulgated, it is not clear how it will be implemented. If we transfer our equity interest in our PRC subsidiaries or when our non-resident investors transfer their shares, we or our non-resident investors may be taxed under Bulletin 7 and may be required to expend valuable resources to comply with Bulletin 7 or to establish that we or our non-resident investors should not be taxed under Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-resident investors’ investment in us.

Hanwha SolarOne’s auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”), and as such, investors may be deprived of the benefits of such inspection.

Ernst & Young Hua Ming LLP, Hanwha SolarOne’s independent registered public accounting firm that issued the audit reports included in Hanwha SolarOne’s annual reports filed with the SEC and in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because Ernst & Young Hua Ming LLP is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, it, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”), and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms in China, including Ernst & Young Hua Ming LLP, Hanwha SolarOne’s independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the initial administrative law decision to the SEC in February 2014.

In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

If the SEC imposes penalties such as suspension on Hanwha SolarOne’s independent registered public accounting firm as a result of its violation of the procedures agreed in the settlement with the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on Hanwha SolarOne’s financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended. Such a determination could ultimately lead to our delisting from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our Acquisition of Q CELLS

We may not realize the anticipated benefits of our acquisition of Q CELLS or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating Hanwha SolarOne’s and Q CELLS’ businesses.

Our ability to realize the anticipated benefits of our acquisition of Q CELLS, including, among other things, cost savings and operating efficiencies, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth, will depend, to a large extent, on our ability to integrate the businesses of Hanwha SolarOne and Q CELLS. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of Hanwha SolarOne and Q CELLS. The integration process may disrupt the businesses and, if implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of our acquisition of Q CELLS. Our failure to meet the challenges involved in integrating the two businesses to realize the anticipated benefits of our acquisition of Q CELLS could cause an interruption of, or a loss of momentum in, the activities of the combined business and could adversely affect our results of operations.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	difficulties in protecting our intellectual property rights in a larger company across multiple jurisdictions;

•	difficulties in maintaining the quality of our products and our brand value across our expanded product offerings;

•	unforeseen risk of adverse regulatory impact of the acquisition, such as the new imposition of, or an increase in, anti-dumping or countervailing duties on certain of our products;

•	challenges in keeping existing customers, obtaining new customers and minimizing any potential cannibalization between our product offerings; and

•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations. In addition, even if the operations of the businesses of Hanwha SolarOne and Q CELLS are integrated successfully, we may not realize the full benefits of the acquisition, including cost savings or growth opportunities that we expect within the anticipated time frame, or at all. Furthermore, additional unanticipated costs may be incurred in the integration of the businesses of Hanwha SolarOne and Q CELLS. All of these factors could negatively impact our results of operations, decrease or delay the expected benefit of the acquisition, and negatively impact the market price of our ADS. As a result, we cannot guarantee that the combination of the Hanwha SolarOne and Q CELLS businesses will result in the realization of the full benefits anticipated from the acquisition.

Q CELLS has a relatively short history out of bankruptcy proceedings. If Q CELLS is found liable for matters related to the bankruptcy proceedings, its financial condition and results of operations may suffer materially.

Q CELLS was incorporated in September 2012 and commenced its operations on October 16, 2012 following Hanwha Solar’s acquisition of Q CELLS’ business in October 2012 from Q Cells SE, which was in bankruptcy proceedings in Germany. As Q CELLS has a relatively short history out of the bankruptcy proceedings, Q CELLS may become subject to litigation, arbitration or other disputes or disagreements with parties directly or indirectly related to the bankruptcy proceedings. In case such litigation, arbitration or other disputes or disagreements occur, our financial condition and results of operations may be materially and adversely affected due to its incurrence of financial, managerial or other costs and distractions arising therefrom.

For example, in July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly Q Cells SE) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012. The insolvency administrator claims that it is entitled to receive in aggregate approximately US$93.1 million as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees), while Q CELLS claims that it is only obligated to pay in aggregate approximately US$19.2 million as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees). The arbitration is currently pending at the arbitral tribunal. See “Our Business—Legal and Administrative Proceedings”.

There may be other claims against Q CELLS (and, thereby, against us) by various parties directly or indirectly related to the bankruptcy arising from matters related to contracts, labor, tax, environment or insurance, among others. We may not be able to foresee or defend ourselves against any or all of such claims without incurring substantial financial or other costs and, therefore, in case such claims materialize, our financial condition and results of operations may be materially and adversely affected.

Q CELLS’ relocation of its manufacturing facilities and restructuring of its workforce in Germany may not achieve intended benefits and the related restructuring cost could have a material adverse effect on our business and results of operations.

In March 2015, as part of our strategy to reduce manufacturing cost, Q CELLS has ceased the commercial production of PV cells and modules at its manufacturing facilities in Thalheim, Germany, which had annual production capacities of 230 MW of PV cells and 130 MW of PV modules as of December 31, 2014. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined. The transfer of production from one facility to another is costly and presents the possibility of additional disruptions and delays during the transition period, and we may not be able to successfully transition production to different facilities. Any prolonged disruption in the operations of any of our manufacturing facilities or any unforeseen delay in shifting manufacturing operations to new facilities, whether due to technical or labor difficulties or delays in regulatory approvals, could result in delays in shipments of products to our customers, increased costs and reduced revenues. In addition, there can be no assurances that the relocation of manufacturing facilities will generate the level of cost savings that Q CELLS has estimated going forward.

In connection with the relocation of its manufacturing facilities, Q CELLS is undergoing a restructuring of its workforce in Germany. The production transfer to other sites and the corresponding restructuring is estimated to lead to a reduction of the workforce in Germany by approximately 550 positions. Approximately 400 jobs will be maintained by Q CELLS in Germany. Since January 2015, Q CELLS has been negotiating with the works council representing the employees in Germany in order to reach an agreement on the terms and conditions of the restructuring program. We estimate the cost of downsizing, including termination payments, to be up to US$22.1 million based on available information and developments after the initial termination notice in March 2015. In connection with the restructuring of its workforce, Q CELLS may be subject to disputes with its former employees and the related cost could have a material adverse effect on our business and results of operations.

Evaluating our business and prospects may be difficult because of our recent acquisition of Q CELLS, and our past results may not be indicative of our future performance.

Hanwha SolarOne began operations in August 2004 and shipped its first PV modules and its first PV cells in February 2005 and November 2005, respectively. In February 2015, we acquired Q CELLS, thereby expanding our business operations significantly. As a result, Hanwha SolarOne’s historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. In addition, our future results may be materially different from those shown in the unaudited pro forma financial statements presented in this prospectus, which show only a combination of the 2014 historical results of Hanwha SolarOne and Q CELLS as if the acquisition occurred at the beginning of 2014. We expect to incur significant costs associated with the acquisition, the related restructuring of Q CELLS’ workforce and the integration of Hanwha SolarOne and Q CELLS, the exact magnitude of which is not yet known. Therefore, you should not rely on Hanwha SolarOne’s past results or our historic rate of growth as an indication of our future performance.

Risks Related to Our Ordinary Shares and ADSs

The market price of the ADSs may be volatile.

The market price of the ADSs has exhibited, and may continue to exhibit, significant volatility. For the period from December 20, 2006 to June [24], 2015, the trading price of the ADSs on the Nasdaq Global Market has ranged from a low of US$7.74 per ADS to a high of US$401.90 per ADS, and for the period from January 1, 2014 to June [24], 2015, the trading price of the ADSs on the Nasdaq Global Market has ranged from a low of US$9.20 per ADS to a high of US$42.40 per ADS, as adjusted retrospectively for all periods presented to reflect the current ratio of our ADS to ordinary shares of one ADS representing fifty ordinary shares effective as of June 15, 2015.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of the ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding legal proceedings, including patent litigation, or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	changes in international trade policies and international barriers to trade;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of the ADSs, regardless of our operating performance.

Future issuances of ordinary shares, ADSs or equity-related securities may depress the trading price of the ADSs.

Any issuance of equity securities could dilute the interests of our existing shareholders and could substantially decrease the trading price of the ADSs. We may issue equity securities through public offerings or private placements in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity and to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Sales of a substantial number of ADSs or other equity-related securities in the public market could depress the market price of the ADSs, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of the ADSs or other equity-related securities would have on the market price of the ADSs. In addition, the price of the ADSs could be affected by possible sales of the ADSs by investors who view the convertible notes as a more attractive means of obtaining equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our convertible notes.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contain provisions which may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to allot, issue, grant options, rights or warrants over or otherwise dispose of shares of our company with or without preferred, deferred, qualified or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and this would allow our board of directors to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying ordinary shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or otherwise prejudices any substantial right of

ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying ordinary shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene an annual general meeting or any extraordinary general meeting calling for the passing of a special resolution is 20 days and the minimum notice period required to convene any other extraordinary general meeting is 14 days. When a general meeting is convened, you may not receive sufficient notice of the general meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to cast your vote with respect to such shares in respect of any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to you. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the depositary may not make such rights available to you or may dispose of such rights and make the net proceeds available to you. As a result, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary for the ADS facility has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, ADS holders may have less protection for their shareholder rights than such holders would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association as may be amended from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us or our directors, judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	entertain original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders and ADS holders may have more difficulty in protecting their interests in the face of actions taken against management, members of the board of directors or controlling shareholders than they would as shareholders or ADS holders of a U.S. public company.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic

U.S. companies listed on Nasdaq. The standards applicable to us are considerably different from the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

•	have a compensation committee or a nominations committee consisting entirely of independent directors;

•	have director nominees be selected, or recommended for the board’s selection, either by independent directors or a nominations committee consisting entirely of independent directors;

•	obtain shareholder approval prior to the issuance of securities when the issuance will result in a change of control of us; or

•	obtain shareholder approval prior to the issuance of securities involving the sale or issuance of 20% or more of our ordinary shares for less than the greater of book or market value of the shares.

We intend to rely on these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We do not currently expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year, however, will not be determinable until the close of the current taxable year ending December 31, 2015, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Because PFIC status depends on the composition of a company’s income and assets, and the market value of its assets and of its shares from time to time, and the application of rules that are not always clear, there can be no assurance that we will not be classified as a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds the ADSs or ordinary shares, such U.S. investor will generally be subject to materially adverse tax consequences including being subject to greater amounts of tax on gains and certain distributions as well as increased tax reporting obligations. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

We do not currently intend to pay any cash dividends on our ordinary shares for the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business. The payment of any future dividends will be determined by our board of directors in light of conditions then existing, including our operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solar products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to revenue growth and profitability;

•	our expectations with respect to our ability to secure raw materials, especially silicon and silicon wafers, in the future;

•	our ability to integrate the businesses of Hanwha SolarOne and Q CELLS;

•	competition from other manufacturers of PV products and conventional energy suppliers;

•	our future business development, results of operations and financial condition;

•	future economic or capital market conditions; and

•	those described under the section entitled “Risk Factors.”

This prospectus also contains data related to the PV market worldwide taken from third-party reports. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

Unless we indicate otherwise in an applicable prospectus supplement, we plan to use the net proceeds from the sale of the securities for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

A prospectus supplement for an offering of our preferred shares, debt securities or warrants to purchase such securities will include information on our ratio of earnings to fixed charges.

CAPITALIZATION

The following table sets forth Q CELLS’ capitalization, as of December 31, 2014:

•	on an actual basis which is retrospectively adjusted for the shares issued to Hanwha Solar, the shareholder of Q CELLS, in connection with Q CELLS’ reverse acquisition of Hanwha SolarOne in February 2015; and

•	on a pro forma basis to reflect Q CELLS’ reverse acquisition of Hanwha SolarOne in February 2015 as if it had occurred on December 31, 2014 on a pro forma basis.

You should read this table together with “Selected Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2014
	Actual	Pro Forma
	(in million US$)
Long-term debt, including current portion	284.7	788.9
Stockholders’ equity:
Common stock	0.4	0.4
Additional paid-in capital	329.8	444.5
Accumulated deficit	(64.0)	(64.0)
Accumulated other comprehensive loss	(36.5)	(36.5)

Total stockholders’ equity	229.7	344.4

Total capitalization	514.4	1,133.3

As of the date of this prospectus, there has been no material change to our capitalization as set forth above.

PRICE RANGE OF THE AMERICAN DEPOSITARY SHARES

The ADSs, each representing fifty of our ordinary shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HQCL.” Effective as of June 15, 2015, we changed the ratio of our ADS to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifty ordinary shares.

In 2014, the trading price of the ADSs on the Nasdaq Global Market ranged from US$10.50 to US$42.40 per ADS as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015 for all periods presented.

The following table provides the high and low trading prices for the ADSs on the Nasdaq Global Market for the periods indicated, and all prices have been retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015 for all periods presented.

	Sales Price
	High		Low
Annually High and Low
2010	134.80		56.10
2011	97.80		9.11
2012	25.10		7.74
2013	57.00		8.60
2014	42.40		10.50
Quarterly High and Low
First Quarter 2013	15.30		8.65
Second Quarter 2013	22.00		8.60
Third Quarter 2013	47.80		21.20
Fourth Quarter 2013	57.00		23.10
First Quarter 2014	42.40		24.10
Second Quarter 2014	31.30		21.20
Third Quarter 2014	28.40		17.50
Fourth Quarter 2014	24.10		10.50
Monthly Highs and Lows
December 2014	17.20		10.50
January 2015	11.80		9.20
February 2015	12.90		9.60
March 2015	22.90		10.60
April 2015	25.10		18.70
May 2015	25.80		19.60
June 2015 (through [June 24], 2015)	[21.50	]	[14.00	]

DIVIDEND POLICY

We made a one-time cash dividend payment in the aggregate amount of RMB7.2 million to the holders of the series A convertible preference shares on December 31, 2006. Except for the foregoing, we have never declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that under Cayman Islands law, we may pay a dividend only out of either profit or our share premium account, and provided further that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business). Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, ADS holders will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” for the description of a summary of the material provisions of the deposit agreement.

EXCHANGE RATE INFORMATION

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2014 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.2046 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Our Company—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses” and “Risk Factors—Risks Related to Our International Operations—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of the ADSs. On [June 19], 2015, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB[6.2085] to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated, reflecting the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End		Average(1)		Low		High
2010	6.6000		6.7603		6.6000		6.8330
2011	6.2939		6.4475		6.2939		6.6364
2012	6.2301		6.2990		6.2221		6.3879
2013	6.0537		6.1412		6.0537		6.2438
2014	6.2046		6.1704		6.0402		6.2591
November 2014	6.1429		6.1249		6.1117		6.1429
December 2014	6.2046		6.1886		6.1490		6.2256
2015 (through [June 19], 2015)	6.1980		6.2222		6.1870		6.2741
February 2015	6.2695		6.2518		6.2399		6.2695
March 2015	6.1990		6.2386		6.1955		6.2741
April 2015	6.2018		6.2010		6.1927		6.2185
May 2015	6.1980		6.2035		6.1958		6.2086
June 2015 (through [June 19], 2015)	[6.2085	]	[6.2046	]	[6.1976	]	[6.2086	]

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial data of Hanwha SolarOne have been derived from its audited consolidated financial statements. Its selected consolidated statement of comprehensive income data for the years ended December 31, 2012, 2013 and 2014, and its consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from its audited consolidated financial statements for the relevant periods incorporated by reference in this prospectus. Hanwha SolarOne’s consolidated statement of comprehensive income data for the years ended December 31, 2010 and 2011 and its consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from its audited consolidated financial statements, which are not included or incorporated by reference in this prospectus.

The following selected consolidated financial data of Q CELLS have been derived from its consolidated financial statements. Its selected consolidated statement of operations data from September 12, 2012 to December 31, 2012 and for the years ended December 31, 2013 and 2014, and its consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from its audited consolidated financial statements for the relevant periods included elsewhere in this prospectus. Q CELLS’ consolidated balance sheet data as of December 31, 2012 have been derived from its consolidated financial statements, which are not included or incorporated by reference in this prospectus. We have presented Q CELLS’ selected financial data here because Q CELLS accounts for a substantial portion of our business after our acquisition of Q CELLS in February 2015 and is the acquirer of Hanwha SolarOne for accounting purposes.

The following selected consolidated financial information are qualified by reference to the financial statements of Hanwha SolarOne and Q CELLS referred to above and the related notes. Hanwha SolarOne’s and Q CELLS’ consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Hanwha SolarOne’s and Q CELLS’ historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2010	2011	2012	2013		2014
Hanwha SolarOne	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions, except number of shares and per share data)
Consolidated Statement of Comprehensive Income Data
Net revenues	7,548.5	6,416.5	3,678.4	4,725.7	761.6	4,837.0	779.6
Cost of revenues	(5,869.5)	(6,633.5)	(4,003.9)	(4,390.7)	(707.7)	(4,426.7)	(713.5)

Gross profit (loss)	1,679.0	(217.0)	(325.5)	335.0	53.9	410.3	66.2
Operating expenses	(494.5)	(879.3)	(855.1)	(741.7)	(119.5)	(608.9)	(98.1)

Operating profit (loss)	1,184.5	(1,096.4)	(1,180.6)	(406.7)	(65.6)	(198.6)	(31.9)

Income (loss) before income taxes	1,055.3	(1,075.0)	(1,547.6)	(616.4)	(99.3)	(638.6)	(102.9)
Income tax benefit/(expenses)	(298.0)	144.9	(15.3)	(257.7)	(41.5)	11.9	1.9
Net income (loss)	757.4	(930.1)	(1,562.9)	(874.1)	(140.8)	(626.7)	(101.0)
Net income (loss) attributable to shareholders per share
—Basic	2.43	(2.21)	(3.70)	(2.06)	(0.33)	(1.37)	(0.22)
—Diluted	2.36	(2.21)	(3.70)	(2.06)	(0.33)	(1.37)	(0.22)
Number of shares used in computation of net income (loss) per share
—Basic	311,263,308	420,325,701	422,167,505	423,675,429	423,675,429	456,720,654	456,720,654
—Diluted	357,272,605	420,325,701	422,167,505	423,675,429	423,675,429	456,720,654	456,720,654
Net income (loss) per ADS(1)
—Basic	121.7	(110.5)	(185.1)	(103.2)	(16.6)	(68.5)	(11.0)
—Diluted	118.2	(110.5)	(185.1)	(103.2)	(16.6)	(68.5)	(11.0)
Number of ADS used in computation of net income (loss) per ADS(1)
—Basic	6,225,266	8,406,514	8,443,350	8,473,508	8,473,508	9,134,413	9,134,413
—Diluted	7,145,452	8,406,514	8,443,350	8,473,508	8,473,508	9,134,413	9,134,413

*	N/M = Not material.
(1)	As retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015 for all periods presented.

	From September 12 to December 31, 2012(1)	Year Ended December 31,
		2013	2014
Q CELLS	(US$)	(US$)	(US$)
	(In millions, except number of shares and per share data)
Consolidated Statements of Operations Data
Net sales	65.6	$530.1	$773.1
Cost of goods sold	72.3	451.7	653.2
Gross profit	(6.7)	78.4	119.9
Operating expenses	23.6	111.9	107.0

Operating income (loss)	(30.3)	(33.5)	12.9
Income (loss) before income taxes	(18.9)	(47.6)	4.4
Provision for income taxes	—	(0.4)	(1.4)

Net income (loss)	(18.9)	(48.0)	3.0
Net income (loss) per share	(0.02)	(0.03)	0.00
Number of shares	1,232,949,935	1,693,522,340	3,701,145,330

(1)	Q CELLS was incorporated on September 12, 2012 and commenced its operations on October 16, 2012 following the acquisition of business from Q Cells SE which was in the bankruptcy proceedings. Therefore, the results of operations of Q CELLS for 2012 (as described herein) covers only the period between the acquisition and December 31, 2012 and, as such, are not comparable to the results of operations of Q CELLS in the subsequent periods.

	As of December 31,
	2010	2011	2012	2013		2014
Hanwha SolarOne	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,630.8	1,976.6	676.5	1,249.5	$201.4	987.3	$159.1
Other current assets	3,330.5	3,102.7	3,043.3	2,712.8	437.2	3,498.9	563.9

Total current assets	4,961.3	5,079.3	3,719.8	3,962.3	638.6	4,486.2	723.0
Fixed assets—net	2,084.0	4,716.0	4,779.9	4,482.7	722.5	4,587.2	739.3
Land use rights—net	205.8	335.0	335.0	272.4	43.9	266.2	42.9
Other non-current assets	588.0	270.7	316.6	144.5	23.3	58.7	9.5

Total non-current assets	2,877.8	5,321.7	5,431.5	4,899.7	789.7	4,912.2	791.7
Total assets	7,839.1	10,401.0	9,151.3	8,861.9	1,428.3	9,398.3	1,514.7

Short-term bank borrowings	318.9	1,764.3	1,162.4	1,105.6	178.2	1,393.6	224.6
Long-term bank borrowings, current portion	215.0	242.6	467.2	234.1	37.7	1,578.7	254.4
Convertible bonds	—	—	—	—	—	520.0	83.8
Other current liabilities	1,262.5	2,164.1	2,045.9	2,031.5	327.4	2,292.1	369.5

Total current liabilities	1,796.4	4,171.0	3,675.5	3,371.2	543.3	5,784.4	932.3
Long-term bank borrowings	135.0	1,352.4	2,285.1	2,446.1	394.2	1,549.3	249.7
Long-term notes	—	—	—	609.7	98.3	611.9	98.6
Long-term payable	—	50.0	50.0	50.0	8.1	50.0	8.1
Convertible bonds	687.4	498.6	368.6	470.4	75.8	—	—
Other non-current liabilities	26.0	25.4	24.8	24.1	3.9	26.2	4.2
Total non-current liabilities	848.4	1,926.4	2,728.5	3,600.3	580.3	2,237.4	360.6

Total liabilities	2,644.8	6,097.4	6,404.0	6,971.5	1,123.6	8,021.8	1,292.9

Redeemable ordinary shares	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Total shareholders’ equity	5,194.3	4,303.6	2,747.3	1,890.4	304.7	1,376.5	221.9

Total liabilities, redeemable ordinary shares and shareholders’ equity	7,839.1	10,401.0	9,151.3	8,861.9	$1,428.3	9,398.3	$1,514.7

	As of December 31,
	2012	2013	2014
Q CELLS	(US$)	(US$)	(US$)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$61.9	$257.7	$156.7
Other current assets	146.4	340.4	428.0

Total current assets	208.3	598.1	584.7
Property, plant, and equipment	160.5	144.9	147.8
Other noncurrent assets	33.4	28.4	33.7

Total noncurrent assets	193.9	173.3	181.5

Total assets	402.2	771.4	766.2

Current financial liabilities	31.0	10.7	8.0
Other current liabilities	98.0	262.9	226.8

Total current liabilities	129.0	273.6	234.8
Long-term debt, net of current portion	156.2	210.6	283.5
Other long-term liabilities	23.0	19.8	18.2
Total long-term liabilities	179.2	230.5	301.7
Total liabilities	308.2	504.1	536.5
Total stockholders’ equity	93.9	267.4	229.7

Total liabilities and stockholders’ equity	$402.2	$771.4	$766.2

Other Financial Data

	Year Ended December 31,
Hanwha SolarOne	2010	2011	2012	2013	2014
Gross margin	22.2%	(3.4)%	(8.8)%	7.1%	8.5%
Operating margin	15.7%	(17.1)%	(32.1)%	(8.6)%	(4.1)%
Net margin	10.0%	(14.5)%	(42.5)%	(18.5)%	(13.0)%

	Year Ended December 31,
	2010	2011	2012	2013		2014
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Depreciation and amortization	187.6	218.6	373.2	436.1	$70.3	441.9	$71.2
Capital expenditures(1)	634.5	2,400.5	534.5	421.4	$67.9	389.1	$62.7

(1)	Means net cash used in investing activities subtracted by other cash used in investing activities.

	Year Ended December 31,
Q CELLS	2013	2014
Gross margin	14.8%	15.5%
Operating margin	(6.3)%	1.7%
Net margin	(9.1)%	0.4%

	Year Ended December 31,
	2013	2014
	(US$)	(US$)
	(In millions)
Depreciation, amortization and impairment	$35.6	$37.4
Capital expenditures	$15.4	$45.6

Other Operating Data

Hanwha SolarOne	Year Ended December 31,
	2010	2011	2012	2013	2014
	(MW)	(MW)	(MW)	(MW)	(MW)
Amount of PV modules shipped (including PV module processing)(1)	797.9	844.4	829.8	1,280.3	1,465.5

	Year Ended December 31,
	2010		2011		2012		2013		2014
	(RMB/W)	(US$/W)	(RMB/W)	(US$/W)	(RMB/W)	(US$/W)	(RMB/W)	(US$/W)	(RMB/W)	(US$/W)
Average selling price of PV modules (excluding PV module processing)(1)	11.58	$1.87	8.87	$1.43	4.47	$0.72	4.10	$0.66	3.85	$0.62

(1)	In 2013 and 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Revenues—Revenue/Cost of Goods Sold for PV Module Processing Services.”

Q CELLS	Year Ended December 31,
	2013	2014
	(MW)	(MW)
Amount of PV modules shipped	622.8	967.1

	Year Ended December 31,
	2013	2014
	(US$/W)	(US$/W)
Average selling price of PV modules	$0.746	$0.719

Unaudited Interim Financial and Operating Data

The following selected interim financial data have been derived from our unaudited interim condensed consolidated financial statements as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 included elsewhere in this prospectus. Following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015, Q CELLS was determined as the accounting acquirer in accordance with Accounting Standards Codification 805 (“ASC 805”), Business Combinations. Consequently, the historical consolidated financial statements for all periods prior to the consummation of the combination of Hanwha SolarOne and Q CELLS, including the first quarter of 2014, only reflect the historical consolidated financial statements of Q CELLS. Our results of operations for the first quarter of 2015 consist of Q CELLS’ results of operations from January 1, 2015 to February 6, 2015 and Hanwha SolarOne’s and Q CELLS’ combined results of operations for the period from February 6, 2015 to March 31, 2015.

The following selected interim financial data are qualified by reference to our financial statements referred to above and the related notes. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations for the first quarter of 2015 do not indicate our results for the full year 2015 or any other future periods.

	For the three months ended March 31,
	2014	2015
	(US$)	(US$)
	(In millions)
Consolidated Statements of Operations Data
Net sales	$217.0	$333.5
Cost of goods sold	188.5	285.1
Gross profit	28.5	48.4
Operating expenses	30.1	65.7

Operating loss	(1.6)	(17.3)
Loss before income taxes	(10.7)	(18.1)
Income tax expense (benefit)	(3.5)	2.3

Net loss	$(7.2)	$(20.4)

As of March 31, 2015
(US$)
(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$194.5
Other current assets	101.3

Total current assets	1,351.3
Property, plant, and equipment—net	768.1
Other long-term assets	19.3

Total long-term assets	871.9

Total assets	2,223.2

Current portion of long-term debt	266.0
Other current liabilities	1.7

Total current liabilities	1,310.1
Long-term debt, net of current portion	611.8
Other long-term liabilities	20.4
Total long-term liabilities	632.2
Total liabilities	1,942.3
Total stockholders’ equity	280.9

Total liabilities and stockholders’ equity	$2,223.2

Other Financial Data

	For the three months ended March 31,
	2014	2015
Gross margin	13.1%	14.5%
Operating margin	(0.7)%	(5.2)%
Net margin	(3.3)%	(6.1)%

	For the three months ended March 31,
	2014	2015
	(US$)	(US$)
	(In millions)
Depreciation and amortization	$8.5	$31.1
Capital expenditures	$5.9	$16.6

Other Operating Data

	For the three months ended March 31,
	2014	2015
	(MW)	(MW)
Amount of PV modules shipped	211	547

	For the three months ended March 31,
	2014	2015
	(US$/W)	(US$/W)
Average selling price of PV modules	$0.71	$0.59

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On February 6, 2015, we completed the acquisition of Q CELLS from Hanwha Solar in an all-stock transaction (the “Transaction”). We issued 3,701,145,330 of our ordinary shares to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to us and Q CELLS became our wholly-owned subsidiary. As a result of the transaction, Hanwha Solar’s ownership of our ordinary shares increased from approximately 45.7% to approximately 94.0%. In connection with the transaction, we changed our name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.”.

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively, based upon the historical financial statements of Hanwha SolarOne and Q CELLS, after giving effect to the Transaction and adjustments described in the accompanying notes.

For the accounting purpose, the Transaction is accounted for under the acquisition method of accounting, which requires determination of the accounting acquirer. While Hanwha SolarOne is the legal acquirer, Q CELLS is determined as the accounting acquirer in accordance with Accounting Standards Codification 805 (“ASC 805”), Business Combinations, and the Transaction is accounted for as a reverse acquisition. Consequently, the historical consolidated financial statements for all periods prior to the consummation of the Transaction only reflect the historical consolidated financial statements of Q CELLS. Upon the consummation of the Transaction, Q CELLS applied purchase accounting to the assets and liabilities of Hanwha SolarOne.

The unaudited pro forma condensed combined financial information reflects the Transaction as if it was consummated on January 1, 2014.

The unaudited pro forma condensed combined financial information should be read in conjunction with the audited consolidated historical financial statements of Q CELLS and Hanwha SolarOne and the notes thereto, which are included elsewhere in this prospectus and in Hanwha SolarOne’s Annual Report on Form 20-F for the year ended December 31, 2014, which is incorporated by reference into this prospectus, respectively.

The reporting currency of the historical financial statements of Hanwha SolarOne for the year ended December 31, 2014 incorporated by reference in this prospectus is Renminbi. In these financial statements, amounts in U.S. dollars are presented for the convenience of reader and are translated at a rate of US$1.00 to RMB6.2046.

The reporting currency of the unaudited pro forma condensed combined financial information is U.S. dollars. For the purpose of the presentation of the unaudited pro forma condensed combined financial information, the historical financial statements of Hanwha SolarOne for the year ended December 31, 2014 is presented in U.S. dollars in this prospectus. In these financial statements, income and expense items are translated at average exchange rates prevailing during the year ended December 31, 2014. The resulting translation adjustments are recorded in other comprehensive income (loss).

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the consummation of the Transaction have been prepared in accordance with business combination accounting guidance as provided in ASC 805, Business Combinations, and reflect the allocation of the purchase price to the acquired assets and liabilities based upon their fair values.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transaction had been completed as of the dates set forth above, nor is it indicative of the future results of the combined company.

Furthermore, the unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Transaction or any integration costs.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Historical								Pro Forma Combined
	Q CELLS		Hanwha SolarOne				Pro Forma Adjustments
	(US$ millions except per share and number of shares)		(RMB millions except per share and number of shares) Note 4(a)		(US$ millions except per share and number of shares) Note 4(b)		Note 1	Note 3	(US$ millions except per share and number of shares)

Net Sales		773.1		4,837.0		789.1	—	(98.1)		1,464.1

Cost of goods sold		(653.2)		(4,426.7)		(722.2)	8.8	98.1		(1,268.5)

Gross profit		119.9		410.3		66.9	8.8	—		195.6

Operating expenses:
Selling expenses		(31.6)		(246.4)		(40.2)	—	—		(71.8)
General and administrative expenses		(48.0)		(277.1)		(45.2)	—	—		(93.2)
Research and development expenses		(27.4)		(85.4)		(13.9)	—	—		(41.3)

Total operating expenses		(107.0)		(608.9)		(99.3)	—	—		(206.3)

Operating profit (loss)		12.9		(198.6)		(32.4)	8.8	—		(10.7)

Interest expense		(18.1)		(348.5)		(56.9)	—	—		(75.0)
Interest income		1.7		26.9		4.4	—	—		6.1
Exchange (losses) gains		7.9		(123.0)		(20.1)	—	—		(12.2)
Changes in fair value of derivative contracts		—		8.2		1.3	—	—		1.3
Changes in fair value of conversion feature of convertible bonds		—		12.1		2.0	—	—		2.0
Loss on extinguishment of debt		—		(9.9)		(1.6)	—	—		(1.6)
Other income		—		14.5		2.4	—	—		2.4
Other expenses		—		(20.3)		(3.3)	—	—		(3.3)

Income (loss) before income taxes		4.4		(638.6)		(104.2)	8.8	—		(91.0)

Income tax benefit (expenses)		(1.4)		11.9		1.9	—	—		0.5

Net profit (loss)		3.0		(626.7)		(102.3)	8.8	—		(90.5)

Net loss per share
Basic	US$	0.00	RMB	(1.37)	US$	(0.22)			US$	(0.02)
Diluted	US$	0.00	RMB	(1.37)	US$	(0.22)			US$	(0.02)

Number of shares used in computation
Basic (Note 2)		3,701,145,330		456,720,654		456,720,654				4,157,865,984
Diluted (Note 2)		3,701,145,330		456,720,654		456,720,654				4,157,865,984

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment		(40.6)		7.2		1.2	—	—		(39.4)

Comprehensive loss		(37.6)		(619.5)		(101.1)	8.8	—		(129.9)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2015

	Historical
	Q CELLS	Hanwha SolarOne	Pro Forma Adjustments		Pro Forma Combined
	(in millions of US dollars, except share data and net loss per share)
			Note 1	Note 3
Net sales	160.0	240.6	—	(21.9)		378.7

Cost of goods sold	(129.1)	(218.5)	2.2	21.9		(323.5)

Gross profit	30.9	22.1	2.2	—		55.2

Operating expenses:
Selling and marketing expenses	(10.6)	(7.4)	—	—		(18.0)
General and administrative expenses	(10.5)	(14.2)	—	—		(24.7)
Research and development expenses	(7.7)	(3.2)	—	—		(10.9)
Restructuring charges	(22.1)	—	—	—		(22.1)

Total operating expenses	(50.9)	(24.8)	—	—		(75.7)

Operating loss	(20.0)	(2.7)	2.2	—		(20.5)

Interest income	0.3	0.2	—	—		0.5
Interest expense	(5.5)	(8.5)	—	—		(14.0)
Foreign exchange gain/(loss)	0.1	(7.7)	—	—		(7.6)
Changes in fair value of derivative contracts	—	8.1	—	—		8.1
Miscellaneous income, net	0.7	0.3	—	—		1.0

Other expense, net	(4.4)	(7.6)	—	—		(12.0)

Loss before income taxes	(24.4)	(10.3)	2.2	—		(32.5)

Income taxes expenses	(2.3)	—	—	—		(2.3)

Net loss	(26.7)	(10.3)	2.2	—		(34.8)

Net loss per share:
Basic					US$	(0.01)
Diluted					US$	(0.01)

Number of shares used in computation of net loss per share:
Basic (Note 2)						4,158,005,373
Diluted (Note 2)						4,158,005,373

Other comprehensive income (loss)
Foreign currency translation adjustments	(31.5)	0.9	—	—		(30.6)

Comprehensive loss	(58.2)	(9.4)	2.2	—		(65.4)

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1

The purchase price allocation at February 6, 2015, the acquisition date, is comprised of the following:

US$ (in millions)
Cash and cash equivalents	70.2
Trade accounts receivable	156.5
Other current assets	407.8
Property, plant and equipment	614.3
Land use right - net	55.0
Other long-term assets	9.5

Total assets acquired	1,313.3

Short-term debt	219.4
Current portion of long-term debt	351.6
Other current liabilities	394.2
Long-term debt, net of current portion	248.6
Other long-term liabilities	4.2

Total liabilities assumed	1,218.0

Net assets acquired	95.3

Net purchase consideration	95.8

Goodwill	0.5

The net purchase consideration of the Transaction is determined as the fair value of the stock of Hanwha SolarOne, the legal acquirer, adjusted by the settlement of the pre-existing relationship at the acquisition date. Consequently, the net purchase consideration is US$95.8 million, which is the difference between (i) the value of Hanwha SolarOne’s stock of US$100.8 million based on its closing stock price on February 6, 2015 of US$11.00 per ADS (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015) and (ii) the net balance of US$5.0 million of the pre-existing receivables and payables that are due from Q CELLS to Hanwha SolarOne.

The purchase price allocation described above was determined with the assistance of a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. As a result of the valuation, the fair value of the acquired assets and liabilities, other than the property, plant and equipment and the land use rights, approximates their carrying values. Adjustments of US$117.6 million and US$12.6 million were recorded to decrease and increase the carrying values of Hanwha SolarOne’s property, plant and equipment as well as land use rights, to their fair values, respectively. Specifically, the valuation of Hanwha SolarOne’s property, plant and equipment was performed using the depreciated replacement cost method, accompanied by an economic obsolescence factor derived from a profitability test.

This adjustments of US$ 8.8 million and US$ 2.2 million for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively, reflect reductions in depreciation expenses and increase in amortization expenses, in aggregate, in the corresponding periods, as if the acquisition had been consummated on January 1, 2014, given that the assigned fair values are lower than the net book values as at the acquisition date.

Note 2

The denominator used to calculate pro forma basic and diluted loss per ordinary share was calculated by adding 3,701,145,330 shares issued in the Transaction to the historical shares of Hanwha SolarOne prior to the Transaction.

Note 3

Reflect the elimination adjustments relating to the sales and purchase transactions between Hanwha SolarOne and Q CELLS for the year ended December 31, 2014 and the three month period ended March 31, 2015, respectively.

Note 4

(a) The reporting currency of the historical financial statements of Hanwha SolarOne included in its annual report on Form 20-F for the year ended December 31, 2014 and incorporated by reference in this prospectus is Renminbi.

(b) The reporting currency of the unaudited pro forma condensed combined financial information is U.S. dollar. For the purpose of the presentation of the unaudited pro forma condensed combined financial information, the historical financial statements of Hanwha SolarOne as of and for the year ended December 31, 2014 is presented in U.S. dollar in this document. In these financial statements, assets and liabilities of Hanwha SolarOne are translated into U.S. dollar at a rate of US$1.00 to RMB6.2046, the exchange rate as of December 31, 2014. Income and expense items are translated at average exchange rates prevailing during the year ended December 31, 2014. The resulting translation adjustments are recorded in other comprehensive income (loss).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the rest of this prospectus, including the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and notes thereto contained elsewhere in this prospectus. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

Overview

We are a global, leading solar energy company involved in manufacturing of solar modules and development and management of downstream solar farms. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in China and Malaysia using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules both directly to system integrators and through third party distributors. We also engage in PV downstream businesses, which include developing solar power projects and providing engineering, procurement and construction services and operation and management services.

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. In connection with the transaction, we changed our name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” and our ticker from “HSOL” to “HQCL” on February 9, 2015.

Q CELLS commenced its operation as Q-Cells AG in 1999 followed by an initial public offering in Germany in 2005 and a subsequent name change in 2008 to Q-Cells SE. In 2009, it commenced the production of PV cells at its Malaysian facility. After a bankruptcy filing in Germany in April 2012 by Q-Cells SE, its productions facilities in Germany and Malaysia, as well as its research and development organization and certain marketing subsidiaries, were acquired in October 2012 by Hanwha Solar.

Hanwha SolarOne shipped 829.8 MW, 1,280.3 MW and 1,465.5 MW of PV modules (including PV module processing, which is explained under “—Net Revenues—Revenue/Cost of Goods Sold for PV Module Processing Services”) in 2012, 2013 and 2014, respectively. The average selling price of Hanwha SolarOne’s PV modules (excluding PV module processing) was RMB4.47, RMB4.10 (US$0.66) and RMB3.85 (US$0.62) per watt in 2012, 2013 and 2014, respectively. Q CELLS shipped 622.8 MW and 967.1 MW of PV modules in 2013 and 2014, respectively. The average selling price of Q CELLS’ PV modules was US$0.746 and US$0.719 per watt in 2013 and 2014, respectively.

Hanwha SolarOne’s net revenues were RMB3,678.4 million, RMB4,725.7 million (US$761.6 million) and RMB4,837.0 million (US$779.6 million) in 2012, 2013 and 2014, respectively, and Q CELLS’ net revenues were US$530.1 million and US$773.1 million in 2013 and 2014, respectively. Hanwha SolarOne recorded net losses of RMB1,562.9 million, RMB874.1 million (US$140.8 million) and RMB626.7 million (US$101.0 million) in 2012, 2013 and 2014, respectively, and Q CELLS recorded net loss of US$48.0 million in 2013 and net income of US$3.0 million in 2014. As of December 31, 2014, Hanwha SolarOne had accumulated deficit of RMB2,931.3 million (US$472.4 million) and Q CELLS had accumulated deficit of US$64.0 million. As of December 31, 2014, Hanwha SolarOne had RMB4,491.7 million (US$723.9 million) of bank borrowings and RMB611.9 million (US$98.6 million) of long-term notes outstanding and Q CELLS had US$285.8 million of debt outstanding. We incurred restructuring charges of US$22.1 million in the three months ended March 31, 2015 in connection with our restructuring that started in March 2015 to cease production activities in Germany and transfer our manufacturing equipment to more cost-competitive production bases.

On April 20, 2015, we announced the signing of a major solar module supply agreement with NextEra Energy Resources, LLC, a subsidiary of NextEra Energy, Inc. Under the module supply agreement, Hanwha

SolarOne U.S.A. Inc., one of our wholly-owned subsidiaries, agreed to provide more than 1.5 GW of solar modules to NextEra Energy Resources and its affiliates between the fourth quarter of 2015 and the fourth quarter of 2016. We expect that this supply agreement will be an important factor in the growth of our PV module shipment during its term and our capital expenditures would substantially increase in 2015 to approximately US$280 million primarily to increase our manufacturing capacity to meet the increase in PV module shipment requirement.

Key Factors Affecting Our Financial Performance

The most significant factors affecting our financial performance are:

•	industry supply and demand;

•	government subsidies and trade sanctions;

•	average selling price of our PV products;

•	price and availability of silicon and silicon wafers;

•	manufacturing capacity and capacity utilization;

•	process technologies;

•	new strategic initiatives, including expansion of PV downstream business; and

•	fluctuations in foreign exchange rates.

Industry Supply and Demand

Our business, revenue growth and profitability are materially impacted by the overall supply and demand of the PV industry.

Due to increased manufacturing capacity from the fourth quarter of 2008, mainly coming from China, and reduction in demand from countries such as Germany and Spain, the global PV industry has experienced a state of oversupply which resulted in a steady decline in selling price of PV products over the past few years. The average selling prices of our PV products also declined as part of the industry-wide trend which negatively impacted our company’s financial performance as well.

Such decline in average selling prices adversely affected the overall profitability of the broader PV industry which caused some of the PV manufacturers to reduce production or shut down capacity, as well as consolidations among them and even bankruptcies for some of the players starting from the second half of 2011. At the same time, global demand growth for PV products accelerated due to newly introduced favorable government subsidies and economic incentives in certain key PV markets such as Japan, China, the United States and some of the emerging markets that have helped create a more geographically diversified demand for PV products. The growth of the PV industry during this period has helped it gain economies of scale such that the levelized cost of electricity generated from solar power is competitive with traditional sources of power in certain regions of the United States and Western Europe.

Our financial performance will be continuously impacted by the overall supply and demand of the PV industry and the resulting fluctuations in selling prices of our PV products.

Government Subsidies and Trade Sanctions

We believe that the growth of the market for solar energy and PV products depends in large part on the availability and size of government subsidies and economic incentives. The cost of solar energy still exceeds the cost of power furnished by the electric utility grid in many countries. As a result, federal, state and local governmental bodies in many countries, most notably Japan, Germany, Spain, Italy, the United States, Australia, China, Korea, France and the Czech Republic, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy and to reduce dependency on the conventional sources of energy. Accordingly, demand for PV modules in our targeted or potential markets is affected significantly by government subsidies and economic incentives.

Since 2012, the United States and the European Union have imposed trade sanctions against PV products manufactured in China, including anti-dumping and countervailing duties imposed in the United States and the minimum import price and quota in the European Union. These measures have negatively affected sales of Hanwha SolarOne’s PV products in the United States and Europe. See “Risk Factors—Risks Related to Our Company—Changes in international trade policies and international barriers to trade may materially and adversely affect our ability to export our products worldwide.” On the other hand, these measures contributed to the improvement of Q CELLS’ revenues and profit margins in 2013 and 2014 because it faced less competition in these markets.

In addition, the Chinese government has imposed anti-dumping duties on certain imports of solar grade polysilicon products imported from the U.S. and Korea since July 2013 and the EU since May 2014. See, “Risk Factors—Risks Related to Our Company—The imposition of anti-dumping or countervailing duties on our raw materials, including polysilicon, could materially increase our cost of production and have a material adverse effect on our business and results of operations.” While these tariffs did not materially increase our cost of production in 2014, we cannot guarantee that these tariffs will not have a material and adverse effect in the future.

Average Selling Price of Our PV Products

Pricing of PV products is principally affected by manufacturing costs, including the costs of silicon and silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products.

We generally price our products based on the prevailing market price at the time our customers issue purchase orders, taking into account the size of the purchase order, the strength and history of our relationship with each customer and our capacity utilization. Beginning in the fourth quarter of 2008, demand for PV products decreased as a result of the global financial crisis, but the supply of PV products increased significantly as many manufacturers of PV products worldwide, including our company, engaged in significant production capacity expansion in recent years. This state of oversupply reduced the prevailing market prices of PV products. Beginning in the first quarter of 2013, the prices of PV products started to fall at a slower rate, as some of the inefficient manufacturers exited the market and the global demand for PV products gradually increased.

The average selling price of Hanwha SolarOne’s PV modules (excluding PV module processing) was RMB4.47, RMB4.10 (US$0.66) and RMB3.85 (US$0.62) per watt in 2012, 2013 and 2014, respectively. The average selling price of Q CELLS’ PV modules was US$0.746 and US$0.719 per watt in 2013 and 2014, respectively. The changes in the average selling prices of our PV modules primarily reflected the prevailing market trend.

Price and Availability of Silicon and Silicon Wafers

Since the fourth quarter of 2008, the market prices for silicon and silicon wafers have been decreasing significantly. The rapid declines in the prices of silicon and silicon wafers coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of silicon wafers procured at higher prices during the earlier period of supply shortage and put downward pressure on the value of our inventory of raw materials and products. As a result, Hanwha SolarOne’s write-down of inventories amounted to RMB326.1 million, RMB113.2 million (US$18.2 million) and RMB57.7 million (US$9.3 million) in 2012, 2013 and 2014, respectively. Q CELLS’ write-down of inventories amounted to US$19.6 million and US$6.2 million in 2013 and 2014, respectively.

Due to the continuous significant decrease in prices of silicon and silicon wafers since 2009, we have continued to re-negotiate all of our multi-year supply agreements. After re-negotiation, the terms of price of such multi-year agreements were generally subject to review either periodically or upon significant changes in prices on the spot market and the unit price of the silicon-related materials has been lowered in general. However, because the oversupply situation of silicon materials worsened since 2012, some of our previous multi-year suppliers are facing difficulties in continuing their business: some of our suppliers shut down their factories for certain period of time since 2012 and some of them are in a liquidation process. We may not receive our prepayments made under those prior multi-year agreements if those suppliers become bankrupt. Some of our multi-year agreement suppliers have the difficulties in supplying us with silicon materials with fixed quantity or qualified materials and we have instituted legal proceedings against them. See “Risk Factors—Risks Related to Our Company—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.” and “Risk Factors—Risks Related to Our Company—Prepayments we have provided to our silicon and silicon wafer suppliers expose us to the credit and performance risks of such suppliers and may not be recovered.”

We also acquire a small portion of our polysilicon and silicon wafers through spot market purchases. The prices we pay for silicon and silicon wafers in spot market purchases vary according to the prevailing market price, which have been, and may continue to be, subject to significant fluctuations.

Manufacturing Capacity and Capacity Utilization

Capacity and capacity utilization are key factors in growing our net revenues and gross profit. In order to accommodate the growing demand for our products, we significantly expanded our manufacturing capacity in the past. An increase in capacity, if fully utilized, has a significant positive effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenues, and by lowering our average manufacturing costs per unit as a result of increased economies of scale. However, when our manufacturing capacity is underutilized, we will not be able to realize such benefits but rather it increases our fixed costs while our production volume does not increase and our financial results could be adversely affected.

We have been seeking to maximize the utilization of our available manufacturing capacity to spread our fixed costs over a higher production volume, thereby reducing our per unit and per MW fixed costs. However, as we build additional production facilities, our fixed costs will increase, and the overall utilization rate of our production facility could decline in the case of insufficient demand for our products, which could negatively impact our profitability. In addition, regardless of the capacity of a particular manufacturing facility, our capacity utilization may vary greatly depending on the mix of products we produce at any particular time.

Hanwha SolarOne produced 856 MW, 1,191 MW and 1,416 MW of PV modules in 2012, 2013 and 2014, respectively. Q CELLS produced 826 MW and 1,175 MW of PV cells and 97 MW and 132 MW of PV modules in 2013 and 2014, respectively. The following tables set forth the production volume of silicon ingots, silicon wafers, PV cells and PV modules for the periods indicated:

Hanwha SolarOne	Year Ended December 31,
	2010	2011	2012	2013	2014
	(MW)
Volume of ingots produced(1)	360	367	238	224	546
Volume of wafer produced(1)	387	384	243	228	483
Volume of PV cells produced (including PV cell processing)	502	687	708	897	1,020
Volume of PV modules produced (including PV module processing)	759	940	856	1,191	1,416

(1)	Only includes silicon ingots and wafers produced at Hanwha SolarOne’s facilities and does not include silicon ingots and wafers purchased from third-party suppliers.

Q CELLS	Year Ended December 31,
	2013	2014
	(MW)
Volume of PV cells produced	826	1,175
Volume of PV modules produced (excluding PV modules processed by others)	97	132

As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules, 1.75 GW for PV cells and 800 MW for each of silicon ingots and wafers, and Q CELLS had annual production capacities of 130 MW for PV modules, 1.53 GW for PV cells. In March 2015, as part of our strategy to better allocate our production resources and reduce manufacturing cost, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate a majority of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while the remainder of PV cell production facilities will remain in Germany for research and development purposes. Germany’s PV module production facilities will be relocated to our other facilities that have not yet been determined. In addition, we plan to construct new PV module processing facilities in Malaysia and Korea, with annual production capacity of 1,500 MW and 500 MW, respectively, and increase our total PV cell production capacity to approximately 3.7 GW by upgrading our existing facilities in China and Malaysia by the end of 2015.

Process Technologies

Advancements of process technologies improve the quality of PV products and enhance their conversion efficiencies. High conversion efficiencies reduce the manufacturing cost per watt of PV products and could thereby contribute to increased profitability. For this reason, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing in addition to the efforts to reduce costs to maintain and improve profit margins.

We have continuously improved the process technology and product quality since we commenced our commercial production in November 2005. Both Hanwha SolarOne and Q CELLS introduced solar modules with anti-potential induced degradation (“PID”) features by 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. PID is a phenomenon which occurs when ions are driven between the semiconductor material and other elements of the module, such as glass, mount and frame, causing the module’s power output capacity to degrade faster than the standard impairment rate. In 2014, Q CELLS also succeeded in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional back surface field (“BSF”) cells, and started marketing them under its “Q.ANTUM” brand. Our advanced ingot growing and wafer sewing process technologies have also improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our profit margins. Based on these efforts, in December 2014, Hanwha SolarOne’s multicrystalline PV cells achieved conversion efficiency rate of 17.7% and Q CELLS’ monocrystalline, Q.ANTUM multicrystalline and BSF multicrystalline PV cells achieved conversion efficiency rates of 19.5%, 18.8% and 17.9%, respectively, each based on the monthly average conversion efficiency rates of commercially produced PV cells. See “Risk Factors—Risks Related to Our Company—Our future success substantially depends on our ability to manage our production effectively, improve our product quality and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.”

New Strategic Initiatives, including Expansion of PV Downstream Business

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%. While the anticipated benefits of our acquisition of Q CELLS include, among other things, cost savings and operating efficiencies, diversified manufacturing footprint, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth, our ability to realize such benefits will depend, to a large extent, on our ability to integrate the businesses of Hanwha SolarOne and Q CELLS, which is subject to various risks. See “Risk Factors—Risks Related to Our Acquisition of Q CELLS.” Our results of operations for the periods subsequent to the acquisition of Q CELLS, starting from the first quarter of 2015, would not be directly comparable to the historical results of either Hanwha SolarOne or Q CELLS.

In response to the rapidly evolving conditions in the PV industry, we continuously evaluate new business opportunities. For example, Q CELLS has expanded into the PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services, since 2007, and Hanwha SolarOne started to expand into the PV downstream business in 2010. Our current business strategy includes expansion of our PV downstream business, which we believe would contribute to increasing our overall profit margin. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the PV downstream sector. See “Risk Factors—Risks Related to Our Company—Our downstream PV business has a relatively short history. Any failure to successfully implement our strategy to expand the downstream PV business could have a material adverse effect on our growth, results of operations and business prospects” and “—We may encounter various risks and uncertainties in our PV downstream business, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our results of operations and business prospects.”

Fluctuations in Foreign Exchange Rates

Hanwha SolarOne’s historical financial statements are expressed in Renminbi, while Q CELLS’ historical financial statements are expressed in U.S. dollar. In addition, the functional currencies of Q CELLS’ German and Malaysian subsidiaries are the Euro and Malaysian Ringgit, respectively. Starting from the 2015 financial statements, we plan to present our consolidated financial statements in U.S. dollars, which will be prepared from the local currency-denominated financial results, assets and liabilities of us and our subsidiaries globally, which would then be translated as necessary into U.S. dollars. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, Malaysian Ringgit and Euro. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in other currencies, which include Hanwha SolarOne’s long-term debt denominated in U.S. dollars and Q CELLS’ long-term debt denominated in Malaysian Ringgit.

To the extent our foreign currency receivables are not matched with our foreign currency payables, we have entered into economic hedging transactions to mitigate the impact of short-term foreign currency fluctuations on our results of operations. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such transactions, our results of operations have historically been affected by exchange rate fluctuations and may continue to be affected.

Net Revenues/Net Sales

We currently generate, and both Hanwha SolarOne and Q CELLS generated, a substantial majority of the net revenues (in the case of Q CELLS, net sales) from the production and sale of PV modules. We also generate a small portion of our net revenues from the sale of PV cells and raw materials and scrap materials to third parties, as well as from PV downstream business, such as solar power project development, engineering, procurement and construction services and operation and management services.

Substantially all of the silicon ingots, silicon wafers and PV cells we produce are used for our own PV module production. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells in manufacturing our PV modules and only a small portion of our PV cells will be sold to third parties. As we plan to expand our PV downstream business, we expect that our revenues from PV downstream business would increase in the future.

We record revenues net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions. In the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our net revenues.

Hanwha SolarOne’s five largest customers accounted for an aggregate of 29.8%, 53.5% and 62.0% of its net revenues in 2012, 2013 and 2014, respectively. Q CELLS’ four largest customers accounted for an aggregate of 50.0% and 60.8% of its net revenues in 2013 and 2014, respectively. Hanwha SolarOne’s largest customer in 2012, 2013 and 2014 accounted for 7.6%, 25.0% and 23.2% of its net revenues of the respective year. Q CELLS’ largest customer in 2013 and 2014 accounted for 38.6% and 41.7% of its net revenues of the respective year. Some of our (and, historically, both Hanwha SolarOne’s and Q CELLS’) largest customers include Hanwha Q CELLS Japan Corp., Hanwha Q CELLS Korea Corp., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Canada Corp., which are indirect subsidiaries of Hanwha Corp. and not our consolidated subsidiaries. These affiliates resell substantially all of PV modules purchased from us to system integrators and third-party distributors in their respective markets. Accordingly, although these sales are recorded as sales of products to related parties, substantially all of the end customers are third parties.

Geographically, Japan accounted for 6.7%, 25.0% and 23.2% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 43.8% and 50.3% of Q CELLS’ net revenues in 2013 and 2014, respectively. Germany accounted for 40.5%, 14.7% and 14.3% of Hanwha SolarOne’s net revenues in 2012, 2013 and 2014, respectively, and 18.0% and 10.5% of Q CELLS’ net revenues in 2013 and 2014, respectively. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions, including Europe, Japan, the U.S. and China, will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing PV markets, such as Korea, India, Australia, Turkey and Latin America.

Sales to our customers are typically made through non-exclusive, short-term arrangements.

Revenue/Cost of Goods Sold for PV Module Processing Services

In 2013 and 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS. Hanwha SolarOne did not provide the PV module processing service to any other customer during this period. Hanwha SolarOne recorded the amount of net revenues on PV module processing transactions based on the amount received from Q CELLS for PV modules sold less the amount paid for PV cells purchased from it. Q CELLS included the same amount as part of its cost of goods sold. Q CELLS, with its cell manufacturing capacity exceeding its module processing capacity, produced a substantial portion of its PV modules through module processing service providers, among which Hanwha SolarOne accounted for a substantial majority of modules processed by such service providers in 2013 and 2014. Following our acquisition of Q CELLS in February 2015, no revenue will be recognized on a consolidated basis for this inter-company PV module processing service provided by Hanwha SolarOne to Q CELLS.

Cost of Revenues/Cost of Goods Sold and Operating Expenses

The following table sets forth Hanwha SolarOne’s cost of revenues and operating expenses and these amounts calculated as percentages of its net revenues for the periods indicated.

	Year Ended December 31,
	2012		2013			2014
	Amount (RMB)	% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
			(RMB)	(US$)		(RMB)	(US$)
	(In millions, except percentages)
Cost of revenues	4,003.9	108.8%	4,390.7	707.7	92.9%	4,426.7	713.5	91.5%
Operating expenses:
Selling expenses	348.6	9.4%	325.4	52.4	6.8%	246.4	39.7	5.1%
General and administrative expenses	278.0	7.6%	295.5	47.6	6.3%	264.2	42.5	5.5%
Provision for doubtful accounts receivable and other receivables	137.7	3.7%	28.6	4.6	0.6%	12.9	2.1	0.3%
Research and development expenses	90.8	2.5%	92.3	14.9	2.0%	85.4	13.8	1.8%
Total operating expenses	855.1	23.2%	741.7	119.5	15.7%	608.9	98.1	12.6%

The following table sets forth Q CELLS’ cost of goods sold and operating expenses and these amounts calculated as percentages of its net sales for the periods indicated.

	Year Ended December 31,
	2013		2014
	Amount (US$)	% of Net Sales	Amount (US$)	% of Net Sales
	(In millions, except percentages)
Cost of goods sold	451.7	85.2%	653.2	84.5%
Operating expenses:
Selling and marketing expenses	32.6	6.1%	31.6	4.1%
General and administrative expenses	48.5	9.1%	48.0	6.2%
Research and development expenses	30.8	5.8%	27.4	3.5%
Total operating expenses	111.9	21.1%	107.0	13.8%

Cost of Revenues/Cost of Goods Sold

Our (and, historically, both Hanwha SolarOne’s and Q CELLS’) cost of revenues (in the case of Q CELLS, cost of goods sold) includes the cost of raw materials used for our PV module and PV cell production and PV module processing, such as silicon and silicon wafers, other direct raw materials and components including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes, inventory write-down as a result of reduced cost or market assessment and a regular provision for obsolescence, and provisions for doubtful collection of advance to suppliers. We expect the cost of silicon and silicon wafers, our primary raw material for the manufacturing of PV products, to continue constituting a substantial portion of our cost of revenues in the near future. We expect our cost of revenues to increase as we increase our production volume. Future increases or decreases in our suppliers’ cost of silicon wafers may also contribute to fluctuations in cost of revenues.

Silicon and silicon wafers are the most important raw materials for our products. We record the purchase price of silicon and silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to our cost of revenues when the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. In the past, certain silicon suppliers required prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under either non-current assets or current assets in our consolidated balance sheets. If the creditworthiness of the suppliers deteriorates and we believe the suppliers will be unable to fulfill their supply obligations, we recognize provision for losses on advances as cost of revenue. In addition, in circumstances where a supplier is in contractual default and we have termination rights that require repayment of our remaining deposit and we have asserted such rights, we recognize provision for losses on advances as operating expense. See “—Operating Expenses—Provision for Doubtful Accounts Receivable and Other Receivables” below and Note 5 to Hanwha SolarOne’s audited consolidated financial statements included elsewhere in this prospectus.

Other items contributing to our cost of revenues are labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, and other support expenses associated with the manufacturing of our PV products, and depreciation and amortization of manufacturing equipment and facilities.

For Hanwha SolarOne, the costs relating to providing the PV module processing services (all of which were for Q CELLS for the relevant period, 2013 and 2014) were recorded within cost of revenues. For Q CELLS, the processing fees paid to the providers of PV module processing services, including Hanwha SolarOne, were included in its cost of goods sold. Following our acquisition of Q CELLS in February 2015, the costs relating to the PV module processing service provided by Hanwha SolarOne to Q CELLS will be recognized only once as cost of revenues on a consolidated basis.

Operating Expenses

Our (and, historically, both Hanwha SolarOne’s and Q CELLS’) operating expenses primarily consist of selling expenses, general and administrative expenses, provision for doubtful accounts receivable and other receivables (in the case of Hanwha SolarOne only) and research and development expenses.

Selling Expenses (“Selling and Marketing Expenses” for Q CELLS)

Our (and, historically, both Hanwha SolarOne’s and Q CELLS’) selling expenses primarily consist of warranty costs, shipping and handling costs for products sold, advertising and other promotional expenses, commissions paid to sales agents and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel.

Both Hanwha SolarOne and Q CELLS have provided long-term warranties for their PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, Hanwha SolarOne started to extend its material and workmanship warranty for PV modules to 12 years and replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical multicrystalline PV modules and 96% of the nominal power generation capacity for its typical monocrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Q CELLS has provided material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, Hanwha SolarOne has accrued warranty costs based on 1% of revenue for PV modules, while Q CELLS has accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue and for the remaining population based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production). The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.

In 2012, 2013 and 2014, Hanwha SolarOne accrued RMB33.1 million, RMB41.3 million (US$6.7 million) and RMB42.1 million (US$6.8 million) in warranty costs, respectively. In 2013 and 2014, Q CELLS accrued US$12.1 million and US$4.9 million in warranty costs, respectively. As of December 31, 2012, 2013 and 2014, Hanwha SolarOne’s accrued warranty costs totaled RMB177.9 million, RMB181.4 million (US$29.2 million) and RMB176.3 (US$28.4 million), respectively. As of December 31, 2013 and 2014, Q CELLS’ accrued warranty provisions totaled US$29.0 million and US$27.5 million, respectively. See Note 13 to Hanwha SolarOne’s audited consolidated financial statements and Note 5(e) to Q CELLS’ audited consolidated financial statements included elsewhere in this prospectus.

General and Administrative Expenses

Our (and, historically, both Hanwha SolarOne’s and Q CELLS’) general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including consumables, traveling expenses, insurance, and, in the case of Hanwha SolarOne, share-based compensation expenses.

Provision for Doubtful Accounts Receivable and Other Receivables

Provision for doubtful accounts receivable and other receivables primarily consists of (a) provision for doubtful collection of accounts receivable and (b) provision for doubtful collection of advance to suppliers that were in contractual default where we have asserted our termination rights that require repayment of the remaining deposits. In circumstances where a supplier is in contractual default and we have termination rights that require repayment of our remaining deposit and we have asserted such rights, we recognize provision for losses on advances as operating expense. See “—Cost of Revenue/Cost of Goods Sold” above and Notes 3 and 5 to Hanwha SolarOne’s audited consolidated financial statements included elsewhere in this prospectus. Hanwha SolarOne incurred RMB137.7 million, RMB28.6 million (US$4.6 million) and RMB12.9 million (US$2.1 million) of provision for doubtful accounts receivable and other receivable in 2012, 2013 and 2014, respectively, while Q CELLS incurred US$4.1 million and US$0.3 million of provision for doubtful accounts in 2013 and 2014, respectively. See note 5 to Hanwha SolarOne’s audited consolidated financial statements included elsewhere in this prospectus.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. We expense our research and development costs as incurred. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. Following our acquisition of Q CELLS, we plan to centralize our research and development activities by coordinating Hanwha SolarOne’s and Q CELLS’ research activities through our technology and innovation headquarters in Germany, which we expect would lead to more cost-effective research and development activities.

Share-based Compensation Expenses (applicable to Hanwha SolarOne only)

We adopted our 2006 share option plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of December 31, 2014, options to purchase 1,362,650 ordinary shares have been granted and were outstanding under this plan.

We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2014, options to purchase 1,491,350 ordinary shares have been granted and were outstanding under this plan.

In 2012, 2013 and 2014, Hanwha SolarOne recorded RMB7.8 million, RMB2.7 million (US$0.4 million) and RMB2.4 million (US$0.4 million), respectively, as share-based compensation charges.

Taxation

Cayman Islands Profits Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007 the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. On December 6, 2007, the State Council of the PRC issued Implementation Regulations regarding the EIT, which took effect as of January 1, 2008. In accordance with the EIT and its Implementation Regulations, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as SolarOne Qidong. Enterprises established prior to March 16, 2007 and eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulations of the State Council, gradually became subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for period of three years from the date of issuance of a “high and new technology enterprise” certificate. If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change. SolarOne Qidong has applied, and is currently waiting, for the renewal of its status as a “high and new technology enterprise” by the PRC government.

Germany, Malaysia and Australia

Q CELLS is subject to corporate income taxes in Germany, Malaysia, Australia, Chile, Turkey and the United Kingdom, among which Q CELLS has significant operations in Germany, Malaysia and Australia. The following table sets forth the income tax rates applicable to Q CELLS as of the dates indicated:

	Dec. 31, 2013	Dec. 31, 2014
Germany	29.13%	29.13%
Malaysia	25.00%	25.00%
Australia	30.00%	30.00%

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. We base our estimates on our own historical experience and on various other factors that we believe to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell PV cells. We record revenue related to the sale of PV modules and PV cells when the criteria of Accounting Standards Codification (“ASC”) 605-10, “Revenue Recognition: Overall” are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collection is reasonably assured.

More specifically, our sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreement for each transaction. The shipping terms of our sales arrangements are generally “Cost, Insurance and Freight,” or CIF, and “Free on Board,” or FOB, shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. The customer bears all costs and risks of loss or damage to the goods from that point. Under some sales arrangements, we require our customers to prepay prior to shipment. We perform on-going credit assessment of each customer, including reviewing the customer’s latest financial information and historical payment record and performing necessary due diligence to determine acceptable credit terms. In instances where we granted longer credit terms to certain customers, the timing of revenue recognition has not been impacted as we have historically been able to collect under the original payment terms without making concessions. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to the customers. Based on the above, we record revenue related to product sales upon delivery of the product to the shipper, provided that all other revenue recognition criteria are met at that time.

Hanwha SolarOne entered into a processing service arrangement with Q CELLS to process PV cells manufactured by Q CELLS into PV modules. For this service arrangement, Hanwha SolarOne “purchased” PV cells from Q CELLS and contemporaneously agreed to “sell” a specified quantity of PV modules back to Q CELLS. The quantity of PV modules sold back to Q CELLS under this processing arrangement is consistent with the amount of PV cells purchased from Q CELLS based on current production conversion rates. In accordance with ASC 845-15, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, Hanwha SolarOne recorded the amount of revenue on these processing transactions based on the amount received for PV modules sold less the amount paid for the PV cells purchased from Q CELLS. These sales are subject to all of the above-noted criteria relating to revenue recognition.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions. We do not offer implicit or explicit rights of return, regardless of whether goods were shipped to distributors or shipped directly to the end-users, other than due to product defects.

We recognize revenue related to long-term solar systems integration services using the percentage-of-completion method or the completed contract method depending on the relevant facts and circumstances. Hanwha SolarOne’s revenue from its long-term solar system integration services has been recognized using the percentage of completion method, estimated by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. A contract may be regarded as substantially completed if the remaining costs are not significant in amount. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. Q CELLS’ revenue from its long-term solar system integration services has been recognized using the completed contract method under which revenue is recognized when a contract is completed or substantially completed.

Fixed Assets / Property, Plant and Equipment

Fixed assets (as shown on Hanwha SolarOne’s consolidated financial statements) and property, plant and equipment (as shown on Q CELLS’ consolidated financial statement) are stated at cost net of accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Hanwha SolarOne
Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives

Q CELLS
Buildings	33 to 38 years
Technical equipment and machinery	6 to 13 years
Other equipment, operating and office equipment	3 to 18 years
Plant and equipment held under capital leases	Over the shorter of the lease term or their estimated useful lives

Repair and maintenance costs are charged to expenses when incurred, while the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Costs incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction are capitalized and transferred to fixed assets upon completion and depreciation commences when the asset is available for its intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use.

Warranty Costs

We primarily provide standard warranty coverage on our PV modules sold to customers. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, Hanwha SolarOne started to extend its material and workmanship warranty for PV modules to 12 years and replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical multicrystalline PV modules and 96% of the nominal power generation capacity for its typical monocrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Q CELLS has provided material and workmanship warranty for its PV cells for a period of 10 years and for PV modules for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Our estimate of the amount of warranty obligation is primarily based on the following considerations: (1) the results of technical analyses, including simulation tests performed on our products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by our engineering team, (2) our historical warranty claims experience, (3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to our products, and which sell products to a similar class of customers, and (4) our expected failure rate and future costs to service failed products. Our estimate of warranty costs will be affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, Hanwha SolarOne has accrued warranty costs based on 1% of revenue for PV modules, while Q CELLS has accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue and for the remaining population based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production). The basis for the warranty accrual will be reviewed periodically based on actual experience. We do not sell extended warranty coverage that is separately priced or optional.

If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position.

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset groups, including land use rights with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

In 2012, 2013 and 2014, the significant decline in the market price of PV products provided indication that the carrying value of Hanwha SolarOne’s long-lived assets, including fixed assets and land use rights, may not be recoverable. The undiscounted cash flows supporting our long-lived assets are estimated using future cash inflows less associated cash outflows that are directly associated with and that are expected to arise as a direct result of the use of the assets. The estimate of future cash flows incorporate our own assumptions, including but not limited to estimated volume of shipment, average selling price of products, and unit material, labor and other costs that are directly associated with and that are expected to arise directly from the use of our long-lived assets developed based on historical performances and general industry trends. The assumptions used are consistent to those used in developing estimates of other information used by the management for comparable periods such as internal budgets and projections. The estimates of future cash flows used to test the recoverability of the long-lived asset group are made for the remaining useful life of the primary assets from which the asset group derived its cash flow generating capacity. We compared the sum of the undiscounted cash flows to the carrying amount as of December 31, 2012, 2013 and 2014, where the undiscounted cash flows significantly exceeded the carrying amount. Accordingly, we concluded that the carrying value of Hanwha SolarOne’s long-lived assets was recoverable and no impairment loss was recognized.

With respect to 2014, Q CELLS performed impairment tests on the buildings, machinery and equipment that may potentially become idle following the restructuring of Hanwha Q CELLS GmbH’s operations that involve the relocation of its manufacturing facilities to Malaysia. Based on this impairment assessment, Q CELLS concluded that the carrying amounts of some of the long-lived assets are not recoverable and recognized an impairment charge of US$2.4 million, among which approximately US$0.8 million resulted from the impairment of software and other intangible assets.

Functional and Reporting Currencies

The functional currency of Hanwha SolarOne and each of its subsidiaries is Renminbi as determined based on the criteria of ASC 830, “Foreign Currency Translation” except for SolarOne USA, Solar Australia, Solar Canada, Solar Global and SolarOne GmbH, which have determined their functional currency to be their respective local currency. The reporting currency of Hanwha SolarOne is also Renminbi. The functional currency of Q CELLS, Hanwha Q CELLS GmbH, Hanwha Q CELLS Malaysia and Hanwha Q CELLS Australia are the U.S. dollar, the Euro, the Malaysian Ringgit and Australian dollar, respectively, as determined based on the criteria of ASC 830, “Foreign Currency Translation”. The reporting currency of Q CELLS is U.S. dollars.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured into the functional currency at the balance sheet date exchange rate. Exchange gains and losses occurring from such transactions or assets and liabilities denominated in currencies different from the functional currencies are reported in the statement of income (loss) and affect the net income (loss) for the period.

We use the average exchange rate prevailing during the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively, of consolidated subsidiaries using functional currencies that are different from the reporting currency. The resulting translation adjustments are recorded in other comprehensive income (loss).

Financial Instruments—Foreign Currency Derivative Contracts, Commodity Contracts and Interest Rate Swap Contract

Hanwha SolarOne’s foreign currency derivative contracts, commodity derivative contracts and interest rate swap contracts are used to manage its foreign currency risks principally arising from sales contracts denominated in Euros and Japanese Yen, maintain the stability of the purchase prices for silver and aluminum, the raw materials used in the production of PV products, and manage the interest rate risk for our long-term bank borrowings. Q CELLS also entered into foreign currency derivative contracts to manage its foreign currency risks principally arising from sales contracts denominated in Australian dollar and Japanese Yen. We record these derivative instruments as current assets or current liabilities, measured at fair value.

In 2012, 2013 and 2014, Hanwha SolarOne entered into cross-currency exchange rate agreements to receive Renminbi and sell other currencies and commodity agreements to purchase silver and aluminum, and an interest rate swap agreement to pay fixed interest rate rather than floating rate. As of December 31, 2014, Hanwha SolarOne had outstanding cross-currency exchange rate contracts with notional amounts of EUR20.5 million, US$91.9 million and JPY1,269.0 million, and an interest rate swap contract with notional amount of US$174.0 million.

In 2014, Q CELLS entered into cross-currency exchange rate agreements to receive U.S. dollar and sell Australian dollar and Japanese Yen. As of December 31, 2014, Q CELLS had outstanding cross-currency exchange rate contracts with notional amounts of US$9.2 million.

Changes in the fair value of these derivative instruments are recognized in our consolidated statements of comprehensive income. These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. We estimate the fair value of our foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

Share-based Compensation Expenses (applicable to Hanwha SolarOne only)

We account for the share options granted under our 2006 share option plan and our 2007 equity incentive plan in accordance with ASC 718-10, “Share-Based Compensation” and ASC 505-50, “Accounting for Equity Instruments that Are Entered to Offer the Employees for Acquiring, or in conjunction with Selling Goods or Services,” respectively. In accordance with ASC 718-10, all grants of share options are recognized in the financial statements based on their grant-date fair values. We have elected to recognize compensation expense using the straight-line method for all share options granted with services conditions that have a graded vesting schedule.

Accounting for Income Taxes and Uncertain Income Tax Positions

We account for income taxes in accordance with ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We also apply ASC 740-10, “Accounting for Uncertainty in Income Taxes”, which prescribes the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of comprehensive income.

Advance to Suppliers and Long-term Prepayments

Advance to suppliers and long-term prepayments represent interest-free cash deposits paid to suppliers for future purchases of raw materials. As of December 31, 2014, Hanwha SolarOne had RMB173.9 million (US$28.0 million) of advances to suppliers and RMB48.3 million (US$7.8 million) of long-term prepayments outstanding. Q CELLS did not have a material amount of advances to suppliers or long-term prepayments as of December 31, 2014.

The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and credit quality of the suppliers is continually assessed. If there is any deterioration in the creditworthiness of the suppliers, we will seek to recover the advances from the suppliers and provide for losses on advances in cost of revenues because of the suppliers’ inability to fulfill their supply obligations. A charge to cost of revenues will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated. Hanwha SolarOne recorded a charge to cost of revenues of RMB170.0 million, RMB15.6 million (US$2.5 million) and nil in 2012, 2013 and 2014, respectively, to reflect the probable loss arising from the suppliers’ failure to perform under the contracts.

In circumstances where a supplier is in contractual default and we have termination rights that require repayment of the remaining deposit and we have asserted such rights, the advances are reclassified to other current assets in our consolidated balance sheets. Similarly, we reclassify advances to other current assets when legal proceedings have commenced where we are claiming a breach of contract and are seeking monetary recovery of the remaining deposit. A provision for loss is recognized in provision for doubtful accounts receivable and other receivables in the period in which the loss on such assets is determined to be probable and the amount can be reasonably estimated.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. We have not yet adopted ASU 2014-15 and are currently in the process of evaluating the impact of the adoption of the update on our consolidated financial statements.

Consolidated Results of Operations of Hanwha SolarOne

The discussion of Hanwha SolarOne’s results of operations for 2012, 2013 and 2014 presented here does not reflect those of Q CELLS that we acquired on February 6, 2015.

Since substantially all of Hanwha SolarOne’s revenues were derived from the sale of PV products, we presented Hanwha SolarOne’s net revenues and cost of revenues for all product sales on a combined basis in accordance with U.S. GAAP. We believe that this presentation provides sufficient information in assessing Hanwha SolarOne’s operating and financial performance. The following table sets forth Hanwha SolarOne’s summary consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2012		2013			2014
	(RMB)	% of Net Revenues	(RMB)	(US$)	% of Net Revenues	(RMB)	(US$)	% of Net Revenues
	(In millions, except for percentages)
Consolidated Statement of Comprehensive Income Data of Hanwha SolarOne
Net revenues:
Sales of products to third parties	2,639.5	71.8%	2,787.7	449.4	58.9%	2,573.6	414.8	53.2%
Sales of products to related parties	1,038.9	28.2%	1,534.4	247.3	32.5%	1,754.0	282.7	36.3%
Providing processing service to a related party	—	—	408.6	65.9	8.6%	509.4	82.1	10.5%
Total net revenues	3,678.4	100.0%	4,725.7	761.6	100.0%	4,837.0	779.6	100.0%
Cost of revenues	(4,003.9)	(108.8)%	(4,390.7)	(707.7)	(92.9)%	(4,426.7)	(713.5)	(91.5)%
Gross profit (loss)	(325.5)	(8.8)%	335.0	53.9	7.1%	410.3	66.1	8.5%
Operating expenses:
Selling expenses	(348.6)	(9.5)%	(325.4)	(52.4)	(6.9)%	(246.4)	(39.7)	(5.1)%
General and administrative expenses	(278.0)	(7.6)%	(295.4)	(47.6)	(6.3)%	(264.2)	(42.5)	(5.5)%
Provision for doubtful accounts receivable and other receivables	(137.7)	(3.7)%	(28.6)	(4.6)	(0.6)%	(12.9)	(2.1)	(0.3)%
Research and development expenses	(90.8)	(2.5)%	(92.3)	(14.9)	(2.0)%	(85.4)	(13.8)	(1.8)%
Total operating expenses	(855.1)	(23.2)%	(741.7)	(119.5)	(15.7)%	(608.9)	(98.1)	(12.6)%
Operating loss	(1,180.6)	(32.1)%	(406.7)	(65.5)	(8.6)%	(198.6)	(32.0)	(4.1)%
Interest expense	(299.5)	(8.1)%	(323.8)	(52.2)	(6.8)%	(348.5)	(56.1)	(7.2)%
Interest income	15.8	0.4%	21.2	3.4	0.4%	26.9	4.3	0.6%
Exchange gains (losses)	8.9	0.2%	43.7	7.0	0.9%	(123.0)	(19.8)	(2.5)%
Changes in fair value of derivative contracts	5.3	0.1%	63.7	10.3	1.3%	8.2	1.3	0.2%
Changes in fair value of conversion feature of convertible notes	(5.7)	(0.2)%	(6.1)	(1.0)	(0.1)%	12.1	2.0	0.3%
Loss on extinguishment of debt	(82.7)	(2.2)%	—	—	—	(9.9)	(1.6)	(0.2)%
Other income	9.3	0.3%	7.8	1.3	0.2%	14.5	2.3	0.3%
Other expenses	(18.4)	(0.5)%	(16.2)	(2.6)	(0.3)%	(20.3)	(3.3)	(0.4)%
Loss before income taxes	(1,547.6)	(42.1)%	(616.4)	(99.3)	(13.0)%	(638.6)	(102.9)	(13.2)%
Income tax expense	(15.3)	(0.4)%	(257.7)	(41.5)	(5.5)%	11.9	1.9	0.2%
Net loss	(1,562.9)	(42.5)%	(874.1)	(140.8)	(18.5)%	(626.7)	(101.0)	(13.0)%

2014 Compared to 2013

Net Revenues

Hanwha SolarOne’s total net revenues increased by 2.4% to RMB4,837.0 million (US$ 779.6 million) in 2014 from RMB4,725.7 million (US$761.6 million) in 2013. Net revenues derived from Hanwha SolarOne’s PV module business (including product sales to related parties, substantially all of which were resold to third-party end users by such related parties, but excluding PV module processing) increased by 1.8% to RMB4,227.7 million (US$681.4 million) in 2014 from RMB4,151.4 million (US$669.1 million) in 2013, due primarily to an increase in PV module shipments (excluding PV module processing) from 1,013 MW in 2013 to 1,098 MW in 2014 driven by increases in sales in China, the United Kingdom, Korea and the United States, partially offset by a decrease in the average selling price of its PV modules from RMB4.10 (US$0.66) in 2013 to RMB3.85 (US$0.62) in 2014. In 2014, Hanwha SolarOne derived 87.4% of its total net revenues from the sale of PV modules, compared to 87.8% in 2013.

Cost of Revenues and Gross Profit

Hanwha SolarOne’s cost of revenues increased by 0.8% to RMB4,426.7 million (US$713.5 million) in 2014 from RMB4,390.7 million (US$707.7 million) in 2013 primarily due to an increase in the costs associated with PV module processing by 24.8% to RMB459.2 million (US$74.0 million) in 2014 from RMB368.1 million (US$59.3 million) in 2013, due primarily to an increase in PV module processing shipments. The increase was partially offset by a decrease in the cost associated with production sales, due mainly to a decrease in the average manufacturing cost per watt driven by a decrease in the purchase price and manufacturing cost of silicon wafers and the improvement of the conversion efficiency rates of PV cells.

The increase described above was partially offset by a decrease in the inventory write-down from RMB113.2 million (US$18.2 million) in 2013 to RMB57.7 million (US$9.3 million) in 2014, primarily because decreases in the average selling prices of PV products were slowed down in 2014 as the PV markets became stabilized.

As a result of the foregoing, Hanwha SolarOne’s gross profit increased to RMB410.3 million (US$66.1 million) in 2014 from RMB335.0 million (US$53.9 million) in 2013. Its gross profit margin also increased to 8.5% in 2014 from 7.1% in 2013.

Operating Expenses and Operating Loss

Hanwha SolarOne’s operating expenses decreased by 17.9% to RMB608.9 million (US$98.1 million) in 2014 from RMB741.7 million (US$119.5 million) in 2013, primarily due to a decrease in selling expenses and a decrease in general and administrative expenses, and, to a lesser extent, a decrease in provision for doubtful accounts receivable and other receivable. Hanwha SolarOne’s operating expenses as a percentage of its total net revenues decreased to 12.6% in 2014 from 15.7% in 2013.

Hanwha SolarOne’s selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs, commissions paid to sales agents and salaries, commissions, traveling expenses and benefits of its sales and marketing personnel. Hanwha SolarOne’s selling expenses decreased by 24.3% to RMB246.4 million (US$39.7 million) in 2014 from RMB325.4 million (US$52.4 million) in 2013, due primarily to a decrease in sales commission paid to sales agents, in particular in relation to sales in South Africa, as a result of an increase in sales through our internal sales force and related parties which do not incur sales commission, as well as a decrease in shipping and handling costs as a result of a decrease in ocean freight rates despite the increase in our product shipment. Selling expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 5.1% in 2014 from 6.9% in 2013.

Hanwha SolarOne’s general and administrative expenses primarily consist of salaries and benefits of its administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share compensation charges for its administrative personnel. Hanwha SolarOne’s general and administrative expenses decreased by 10.6% to RMB264.2 million (US$42.5 million) in 2014 from RMB295.4 million (US$47.6 million) in 2013, due primarily to an improvement in the operational efficiency. General and administrative expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 5.5% in 2014 from 6.3% in 2013.

Provision for doubtful accounts receivable and other receivable mainly relates to provision made for losses for account receivables and provision for losses in relation to advance to suppliers that were in contractual default where Hanwha SolarOne has asserted its termination rights that require repayment of the remaining deposits. Hanwha SolarOne’s provision for doubtful accounts receivable and other receivables decreased by 54.9% to RMB12.9 million (US$2.1 million) in 2014 from RMB28.6 million (US$4.6 million) in 2013, due to the same decrease in provision for doubtful accounts receivable, which was primarily as a result of the improvement in creditworthiness of its customers as the PV industry conditions generally stabilized in 2014. In

2013 and 2014, there was no provision for losses in relation to advances to suppliers recognized as operating expenses as described above under “—Cost of Revenues/Cost of Goods Sold and Operating Expenses—Operating Expenses—Provision for Doubtful Accounts Receivable and Other Receivables.”

Hanwha SolarOne’s research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of its research and development staff, depreciation charges, and travel expenses incurred by its research and development staff or otherwise in connection with its research and development activities. Hanwha SolarOne’s research and development expenses decreased by 7.5% to RMB85.5 million (US$13.8 million) in 2014 from RMB92.3 million (US$14.9 million) in 2013. The decrease was primarily due to a decrease in personnel expenses for research and development staff. Research and development expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 1.8% in 2014 from 2.0% in 2013.

As a result of the foregoing, Hanwha SolarOne’s operating loss was RMB198.6 million (US$32.0 million) in 2014, compared to an operating loss of RMB406.7 million (US$65.5 million) in 2013. Its operating profit margin was negative 4.1% in 2014, compared to negative 8.6% in 2013.

Interest Income and Expense, Exchange Gains and Losses, Changes in Fair Value of Derivative Contracts, Changes in Fair Value of Conversion Feature of Convertible Notes and Other Income and Expenses

Hanwha SolarOne generated interest income of RMB26.9 million (US$4.3 million) and incurred interest expense of RMB348.5 million (US$56.1 million) in 2014, compared to interest income of RMB21.2 million (US$3.4 million) and interest expense of RMB323.8 million (US$52.2 million) in 2013. The increase in interest expense was due to an increase in the average outstanding balance of the interest-bearing debt, partially offset by a decrease in average interest rate.

Hanwha SolarOne incurred exchange loss of RMB123.0 million (US$19.8 million) in 2014, compared to exchange gain of RMB43.7 million (US$7.0 million) in 2013, primarily due to the losses from outstanding U.S. dollar-denominated debt resulting from the depreciation of the Renminbi against the U.S. dollar in 2014.

Hanwha SolarOne recorded RMB8.2 million (US$1.3 million) in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of its foreign currency derivative, commodity and interest rate swap contracts in 2014, compared to RMB63.7 million (US$10.3 million) in 2013. The net gain in 2014 primarily resulted from foreign currency derivative contracts that Hanwha SolarOne entered into in connection with its accounts receivable denominated in Japanese Yen and Euro, as these currencies depreciated against Renminbi in 2014, partially offset by losses from foreign currency derivative contracts related to its accounts receivable denominated in U.S. dollar. The net gain decreased in 2014 compared to 2013 because Renminbi appreciated against all of U.S. dollar, Japanese Yen and Euro in 2013, while it depreciated against U.S. dollar in 2014.

Hanwha SolarOne recorded RMB12.1 million (US$2.0 million) of increase in fair value of convertible feature of its convertible notes in 2014, compared to a decrease of RMB6.1 million (US$1.0 million) in 2013, due primarily to the changes in the ADS price.

Hanwha SolarOne’s other income increased to RMB14.5 million (US$2.3 million) in 2014 from RMB7.8 million (US$1.3 million) in 2013. Its other expenses increased to RMB20.3 million (US$3.3 million) in 2014 from RMB16.2 million (US$2.6 million) in 2013.

Income Tax Benefit/Expense

Hanwha SolarOne’s income tax benefit was RMB11.9 million (US$1.9 million) in 2014, compared to an income tax expense of RMB257.7 million (US$41.5 million) in 2013, due primarily to the provision of valuation allowance of deferred tax assets in 2013, compared to no such provision in 2014.

Net Loss

As a result of the cumulative effect of the above factors, Hanwha SolarOne had a net loss of RMB626.7 million (US$101.0 million) in 2014, compared to a net loss of RMB874.1 million (US$140.8 million) in 2013. Its net profit margin improved to negative 13.0% in 2014 from negative 18.5% in 2013.

2013 Compared to 2012

Net Revenues

Hanwha SolarOne’s total net revenues increased by 28.5% to RMB4,725.7 million in 2013 from RMB3,678.4 million in 2012. Hanwha SolarOne’s net revenues derived from its PV module business (including product sales to related parties, substantially all of which were resold to third-party end users by such related parties, but excluding PV module processing) increased by 25.4% to RMB4,151.4 million in 2013 from RMB3,310.7 million in 2012, due primarily to increase in PV module shipments from 741 MW in 2012 to 1,013 MW in 2013 driven by increases in sales in Japan and South Africa, partially offset by a decrease in the average selling price of its PV modules from RMB4.47 in 2012 to RMB4.10 in 2013. In 2013, Hanwha SolarOne derived 87.8% of its total net revenues from the sale of PV modules, compared to 90.0% in 2012.

Cost of Revenues and Gross Profit

Hanwha SolarOne’s cost of revenues increased by 9.7% to RMB4,390.7 million in 2013 from RMB4,003.9 million in 2012, primarily due to an increase in the costs associated with PV module production by 6.0% to RMB3,871.4 million in 2013 from RMB3,650.8 million in 2012, which was primarily as a result of an increase in PV module shipments, partially offset by a decrease in the blended cost of revenues per watt reflecting the production cost (silicon and non-silicon) of internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

The increase described above was partially offset by (i) a decrease in inventory write-down to RMB113.2 million in 2013 from RMB326.1 million in 2012, primarily because decreases in the average selling prices of PV products were slowed down in 2013 compared to 2012 as the PV markets became relatively stabilized in 2013 following a steep downturn in 2012, and (ii) a decrease in charges to cost of revenues to reflect the probable loss arising from the suppliers’ failure to perform under the contracts to RMB15.6 million in 2013 from RMB170.0 million in 2012 primarily as a result of improvements in general financial conditions of silicon wafer suppliers in 2013 compared to 2012.

As a result of the foregoing, Hanwha SolarOne’s gross profit was RMB335.0 million in 2013, compared to gross loss of RMB325.5 million in 2012. Its gross profit margin was 7.1% in 2013, compared to negative 8.8% in 2012.

Operating Expenses and Operating Loss

Hanwha SolarOne’s operating expenses decreased by 13.3% to RMB741.7 million in 2013 from RMB855.1 million in 2012, due to a decrease in provision for doubtful accounts receivable and other receivable and a decrease in selling expenses, partially offset by an increase in general and administrative expenses. Hanwha SolarOne’s operating expenses as a percentage of its total net revenues decreased to 15.7% in 2013 from 23.2% in 2012.

Hanwha SolarOne’s provision for doubtful accounts receivable and other receivable decreased by 79.2% from RMB137.7 million in 2012 to RMB28.6 million in 2013, due to the improvement in its collection of both accounts receivable and receivables related to advances to suppliers, primarily as a result of improvements in general conditions of PV industry in 2013 compared to 2012.

Hanwha SolarOne’s selling expenses decreased by 6.6% to RMB325.4 million in 2013 from RMB348.6 million in 2012, due primarily to the decrease in shipping and handling costs as a result of a decrease in ocean freight rates despite the increase in our product shipment, promotional expenses and personnel expenses, partially offset by an increase in sales commissions along with the increase in shipments. Selling expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 6.9% in 2013 from 9.5% in 2012.

Hanwha SolarOne’s general and administrative expenses increased by 6.3% to RMB295.5 million in 2013 from RMB278.0 million in 2012, due primarily to the decrease in operating government grants with offset effect on general and administrative expenses. General and administrative expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 6.3% in 2013 from 7.6% in 2012.

Hanwha SolarOne’s research and development expenses increased by 1.6% to RMB92.3 million in 2013 from RMB90.8 million in 2012. The increase was primarily because Hanwha SolarOne conducted additional research and development activities. Research and development expenses as a percentage of Hanwha SolarOne’s total net revenues decreased to 2.0% in 2013 from 2.5% in 2012.

As a result of the foregoing, Hanwha SolarOne’s operating loss was RMB406.7 million in 2013, compared to an operating loss of RMB1,180.6 million in 2012. Hanwha SolarOne’s operating profit margin was negative 8.6% in 2013, compared to negative 32.1% in 2012.

Interest Income and Expense, Exchange Gain and Loss, Changes in Fair Value of Derivative Contracts, Changes in Fair Value of Conversion Feature of Convertible Notes and Other Income and Expenses

Hanwha SolarOne generated interest income of RMB21.2 million and incurred interest expense of RMB323.8 million in 2013, compared to interest income of RMB15.8 million and interest expense of RMB299.5 million in 2012. The increase in interest expense was due primarily to an increase in the amount of interest-bearing bank borrowings.

Hanwha SolarOne incurred exchange gain of RMB43.7 million in 2013 compared to RMB8.9 million in 2012, primarily due to the gains recognized in relation to outstanding U.S. dollar-denominated debt, partially offset by losses recognized in relation to accounts receivable denominated in U.S. dollar, Japanese Yen and Euro, as a result of the appreciation of Renminbi against all of these currencies in 2013.

Hanwha SolarOne recorded RMB63.7 million in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of its foreign currency derivative, commodity and interest rate swap contracts in 2013, compared to RMB5.3 million in 2012, primarily due to gains from foreign currency derivative contracts that it entered into in connection with its accounts receivable denominated in U.S. dollar, Japanese Yen and Euro as a result of the appreciation of Renminbi against all of these currencies in 2013.

Hanwha SolarOne recorded decreases in fair value of convertible feature of its convertible notes of RMB6.1 million in 2013 and RMB5.7 million in 2012, due primarily to the changes in the ADS price during these periods.

Hanwha SolarOne’s other income decreased to RMB7.8 million in 2013 from RMB9.3 million in 2012, due primarily to the decrease in compensation from insurance. Hanwha SolarOne’s other expenses decreased to RMB16.2 million in 2013 from RMB18.4 million in 2012, due primarily to a decrease in donations made to universities and charity organizations.

Income Tax Expense

Hanwha SolarOne’s income tax expense was RMB257.7 million in 2013, compared to an income tax expense was RMB15.3 million in 2012, due primarily to the provision of valuation allowance of deferred tax assets.

Net Loss

As a result of the cumulative effect of the above factors, Hanwha SolarOne had a net loss of RMB874.1 million in 2013, compared to a net loss of RMB1,562.9 million in 2012. Hanwha SolarOne’ net profit margin improved to negative 18.5% in 2013 from negative 42.5% in 2012.

Consolidated Results of Operations of Q CELLS

The following table sets forth Q CELLS’ summary consolidated statements of operations and comprehensive income (loss) for the periods indicated:

	From September 12 to December 31, 2012(1)		Year Ended December 31,
			2013		2014
	(In US$ millions)	% of net sales	(In US$ millions)	% of net sales	(In US$ millions)	% of net sales
Consolidated Statement of Operations Data of Q CELLS
Net sales	65.6	100.0%	530.1	100.0%	773.1	100.0%
Cost of goods sold	72.3	110.2%	451.7	85.2%	653.2	84.5%
Gross profit	(6.7)	(10.2)%	78.4	14.8%	119.9	15.5%
Selling and marketing expenses	1.0	1.5%	32.6	6.2%	31.6	4.1%
General and administrative expenses	17.1	26.1%	48.5	9.1%	48.0	6.2%
Research and development expenses	5.5	8.4%	30.8	5.8%	27.4	3.5%
Operating income (loss)	(30.3)	(46.2)%	(33.5)	(6.3)%	12.9	1.7%
Interest expense	(3.1)	(4.7)%	(16.6)	(3.1)%	(18.1)	(2.3)%
Interest income	0.2	0.3%	0.5	0.1%	1.7	0.2%
Foreign exchange gain (loss)	(2.3)	(3.5)%	2.0	0.4%	7.9	1.0%
Gain from bargain purchase	16.6	25.3%	—	—	—	—
Other expense, net	11.4	17.4%	(14.0)	(2.6)%	(8.5)	(1.1)%
Income (loss) before income taxes	(18.9)	(28.8)%	(47.6)	(9.0)%	4.4	0.6%
Provision for income taxes	—	—	(0.4)	(0.1)%	(1.4)	(0.2)%
Net income (loss)	(18.9)	(28.8)%	(48.0)	(9.1)%	3.0	0.4%
Foreign currency translation adjustments	2.9	4.4%	1.2	0.2%	(40.6)	(5.3)%
Comprehensive loss	(16.1)	(24.5)%	(46.8)	(8.8)%	(37.6)	(4.9)%

(1)	Q CELLS was incorporated on September 12, 2012 and commenced its operations on October 16, 2012 following the acquisition of business from Q Cells SE which was in the bankruptcy proceedings. Therefore, the results of operations of Q CELLS for 2012 (as described herein) covers only the period between the acquisition and December 31, 2012 and, as such, are not comparable to the results of operations of Q CELLS in the subsequent periods.

2014 Compared to 2013

Net Sales

Q CELLS’ net sales increased by 45.8% to US$773.1 million in 2014 from US$530.1 million in 2013, due primarily to an increase in PV module shipments from 622.8 MW in 2013 to 967.1 MW in 2014 driven by increases in sales in Japan, the United Kingdom, China and the Netherlands, partially offset by a decrease in the average selling price of its PV modules to US$0.719 per watt in 2014 from US$0.746 per watt in 2013. The increase in sales in Japan was partially due to our increased sales efforts in Japan to capture strong demands for PV products in Japan, which continued following the introduction of the feed-in tariff regime in 2012. The increase in sales in the EU region was partially due to the minimum import price imposed by the EU, which limited the inflow of low price PV modules manufactured in China into the EU. The minimum import price, a result of the trade disputes between the EU and China, was initially set at EUR 0.56 per watt, in August 2013, and was subsequently reduced to EUR 0.53 per watt in April 2014. Q CELLS’ PV module products are not subject to the minimum import price imposed by the EU because its production facilities are located outside of China.

Cost of Goods Sold and Gross Profit

Q CELLS’ cost of goods sold increased by 44.6% to US$653.2 million in 2014 from US$451.7 million in 2013, primarily due to the increase in its sales volume. Such increase was partially offset by a decrease in the average manufacturing cost per watt, which was primarily due to Q CELLS’ cost saving initiatives including debottlenecking activities at its Malaysian facilities and outsourcing of the PV module production to low-cost module processing service providers including Hanwha SolarOne.

As a result of the foregoing, Q CELLS’ gross profit increased to US$119.9 million in 2014 from US$78.4 million in 2013. Its gross profit margin also increased to 15.5% in 2014 from 14.8% in 2013.

Selling and Marketing Expenses, General and Administrative Expenses, and Research and Development Expenses

Q CELLS’ selling and marketing expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, traveling expenses and benefits of its sales and marketing personnel. Its selling and marketing expenses decreased by 3.0% to US$31.6 million in 2014 from US$32.6 million in 2013, due primarily to a decrease in warranty costs to US$4.9 million in 2014 from US$12.1 million in 2013 primarily resulting from a one-time provision of US$9.2 million recorded in 2013 in relation to a customer’s warranty claim, which was partially offset by a decrease in reversal of pre-existing warranty provision to US$4.4 million in 2014 from US$10.5 million in 2013. The reversals of pre-existing warranty provisions in 2013 and 2014 reflected changes in estimates of the cost to replace and exchange defective or nonperforming products. The estimates of such cost decreased more in 2013 compared to 2014. See Note 5(e) to Q CELLS’ audited consolidated financial statements included elsewhere in this prospectus. Selling and marketing expenses as a percentage of its total net sales decreased to 4.1% in 2014 from 6.2% in 2013.

Q CELLS’ general and administrative expenses primarily consist of salaries and benefits of its administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses and insurance for its administrative personnel. Its general and administrative expenses decreased by 1.1% to US$48.0 million in 2014 from US$48.5 million in 2013, due primarily to service and consultancy fees incurred in 2013 in relation to the transition of Q CELLS following the acquisition by Hanwha Solar in October 2012. General and administrative expenses as a percentage of its total net sales decreased to 6.2% in 2014 from 9.1% in 2013.

Q CELLS’ research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of its research and development staff, depreciation charges, and travel expenses incurred by its research and development staff or otherwise in connection with its research and development activities. Q CELLS’ research and development expenses decreased by 11.2% to US$27.4 million in 2014 from US$30.8 million in 2013. The decrease was primarily due to an improvement in the overall efficiency of the research and development activities. Research and development expenses as a percentage of Q CELLS’ total net sales decreased to 3.5% in 2014 from 5.8% in 2013.

Operating Income (Loss)

As a result of the foregoing, Q CELLS’ operating income was US$12.9 million in 2014, compared to an operating loss of US$33.5 million in 2013. Its operating profit margin was 1.7% in 2014, compared to negative 6.3% in 2013.

Interest Income and Expense and Foreign Exchange Gain

Q CELLS generated interest income of US$1.7 million and incurred interest expense of US$18.1 million in 2014, compared to interest income of US$0.5 million and interest expense of US$16.6 million in 2013. The increase in interest expense was due to an increase in the average outstanding balance of the interest-bearing debt, partially offset by a decrease in average interest rate.

Q CELLS recorded foreign exchange gain of US$7.9 million in 2014, compared to foreign exchange gain of US$2.0 million in 2013, primarily due to gains from accounts receivable denominated in U.S. dollar and held by Hanwha Q CELLS GmbH, the German operating subsidiary of Q CELLS, as a result of the appreciation in 2014 of U.S. dollar against Euro, which was the functional currency of Hanwha Q CELLS GmbH.

Provision for Income Tax

Q CELLS’ provision for income taxes was US$1.4 million in 2014, compared to US$0.4 million in 2013, primarily due to the generation of income before income taxes in 2014 compared to a loss in 2013. Q CELLS’ effective tax rate was 31.8% in 2014 compared to 0% in 2013.

Net Income (Loss)

As a result of the cumulative effect of the above factors, Q CELLS had a net income of US$3.0 million in 2014, compared to a net loss of US$48.0 million in 2013. Q CELLS’ net profit margin improved to 0.4% in 2014 from negative 9.1% in 2013.

Other Comprehensive Income (Loss)

Q CELLS recorded foreign currency translation adjustments of negative US$40.6 million in 2014, compared to positive US$1.2 million in 2013, primarily due to the appreciation of U.S. dollar, the reporting currency of Q CELLS, against Euro, Malaysian Ringgit and Australian dollar, which are the functional currencies of Q CELLS’ operating subsidiaries.

Period from September 12, 2012 to December 31, 2012

Net Sales

Q CELLS’ net sales was US$65.6 million for the period between September 12, 2012 and December 31, 2012, majority of which consisted of sales of PV modules in Germany, Japan and the United States.

Cost of Goods Sold and Gross Loss

Q CELLS’ cost of goods sold was US$72.3 million for the period between September 12, 2012 and December 31, 2012 which consisted primarily of inventory costs of PV cells and PV modules. Q CELLS incurred gross loss of US$6.7 million for such period primarily because the acquisition costs of inventory from the insolvency administrator of Global PVQ SE (formerly Q Cells SE) pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012 exceeded the market prices of such inventory which was declining in 2012.

Selling and Marketing Expenses, General and Administrative Expenses, and Research and Development Expenses

Q CELLS’ selling and marketing expenses as a percentage of its total net sales was 1.5% for the period between September 12, 2012 and December 31, 2012.

Q CELLS’ general and administrative expenses were US$17.1 million for the period between September 12, 2012 and December 31, 2012 which included approximately US$7.2 million relating to service and consultancy fees incurred in relation to the transition of Q CELLS following the acquisition of its business from bankruptcy proceedings in October 2012. General and administrative expenses as a percentage of its total net sales was 26.1% for the period between September 12, 2012 and December 31, 2012.

Research and development expenses as a percentage of Q CELLS’ total net sales was 8.4% for the period between September 12, 2012 and December 31, 2012.

Operating Loss

As a result of the foregoing, Q CELLS’ operating loss and operating loss margin was US$30.3 million and 46.2%, respectively, for the period between September 12, 2012 and December 31, 2012.

Interest Income and Expense and Foreign Exchange Gain

Q CELLS generated interest income of US$0.2 million and incurred interest expense of US$3.1 million for the period between September 12, 2012 and December 31, 2012.

Q CELLS recorded foreign exchange loss of US$2.3 million for the period between September 12, 2012 and December 31, 2012 primarily due to the differences in exchange rates between dates of transaction and the dates of settlement or valuation.

Provision for Income Tax

Q CELLS did not record provision for income taxes for the period between September 12, 2012 and December 31, 2012 because no current or deferred taxes were recognized due to net loss on tax basis.

Net Loss

As a result of the cumulative effect of the above factors, Q CELLS had net loss and net loss margin of US$18.9 million and 28.8%, respectively, for the period between September 12, 2012 and December 31, 2012.

Other Comprehensive Income

Q CELLS recorded foreign currency translation adjustments of US$2.9 million for the period between September 12, 2012 and December 31, 2012, primarily due to the depreciation of U.S. dollar, the reporting currency of Q CELLS, against Euro, Malaysian Ringgit and Australian dollar, which are the functional currencies of Q CELLS’ operating subsidiaries.

Three Months Ended March 31, 2015 Compared to the Three Months Ended March 31, 2014

Following the consummation of the combination of Hanwha SolarOne and Q CELLS on February 6, 2015, Q CELLS was determined as the accounting acquirer in accordance with Accounting Standards Codification 805 (“ASC 805”), Business Combinations. Consequently, the historical consolidated financial statements for all periods prior to the consummation of the combination of Hanwha SolarOne and Q CELLS, including the first quarter of 2014, only reflect the historical consolidated financial statements of Q CELLS. Our results of operations for the first quarter of 2015 consist of Q CELLS’ results of operations for the period from January 1, 2015 to February 6, 2015 and Hanwha SolarOne’s and Q CELLS’ combined results of operations for the period from February 6, 2015 to March 31, 2015.

The following table sets forth our summary consolidated statements of operations data for the periods indicated:

Hanwha Q CELLS Co., Ltd.	For the three months ended March 31,
	2015		2014
	(Unaudited)		(Unaudited)
	(US$)	% of Net Sales	(US$)	% of Net Sales
	(in millions, except for share data, net loss per share, and percentages)
Unaudited Interim Consolidated Statements of Operations Data
Net sales	333.5	100.0%	217.0	100.0%
Cost of goods sold	285.1	85.5%	188.5	86.9%

Gross profit	48.4	14.5%	28.5	13.1%
Selling and marketing expenses	15.2	4.6%	10.7	4.9%
General and administrative expenses	18.5	5.5%	12.4	5.7%
Research and development expenses	9.9	3.0%	7.0	3.2%
Restructuring charges	22.1	6.6%	—	0.0%

Operating loss	(17.3)	(5.2)%	(1.6)	(0.7)%
Other income (expense)
Interest income	0.3	0.1%	0.2	0.1%
Interest expense	(11.2)	(3.4)%	(5.0)	(2.3)%
Foreign exchange gain (loss)	0.9	0.3%	0.4	0.2%
Changes in fair value of derivative contracts	8.2	2.5%	(0.1)	0.0%
Miscellaneous income (expense), net	1.0	0.3%	(4.6)	(2.1)%

Other expense, net	(0.8)	(0.2)%	(9.1)	(4.2)%
Loss before income taxes	(18.1)	(5.4)%	(10.7)	(4.9)%
Income taxes expenses (benefit)	2.3	0.7%	(3.5)	(1.6)%

Net loss	(20.4)	(6.1)%	(7.2)	(3.3)%
Foreign currency translation adjustments	(29.2)	(8.8)%	8.4	3.9%

Comprehensive income (loss)	(49.6)	(14.9)%	1.2	0.6%

Net Sales

Our net sales increased by 53.7% to US$333.5 million for the first quarter of 2015 from US$217.0 million for the first quarter of 2014, due primarily to an increase in PV module shipments from 211 MW for the first quarter of 2014 to 547 MW for the first quarter of 2015 as a result of the inclusion of Hanwha SolarOne’s results of operations from February 6, 2015, and driven by increases in sales in the United States from US$3.1 million in the first quarter of 2014 to US$80.5 million in the first quarter of 2015, partially offset by a decrease in the average selling price of our PV modules to US$0.59 per watt for the first quarter of 2015 from US$0.71 per watt for the first quarter of 2014. In addition to the inclusion of Hanwha SolarOne’s results, the increase in sales in the United States was also due to our increased sales efforts in the United States to capture strong demands for PV products and relatively high average selling price in the United States taking into account the appreciation of the U.S. dollar against other major currencies such as the Euro and the Japanese Yen.

Cost of Goods Sold and Gross Profit

Our cost of goods sold increased by 51.2% to US$285.1 million for the first quarter of 2015 from US$188.5 million for the first quarter of 2014 due primarily to the increase in our sales volume resulting from the inclusion of Hanwha SolarOne’s results of operations from February 6, 2015.

In addition to the inclusion of Hanwha SolarOne’s gross profits, our gross profit increased to US$48.4 million for the first quarter of 2015 from US$28.5 million for the first quarter of 2014 also as a result of the cessation of production at our Thalheim facilities, which had higher unit cost structure, starting from March 2015, and also our introduction of new PV module products which are relatively cost effective to produce. Our gross profit margin also increased to 14.5% for the first quarter of 2015 from 13.1% for the first quarter of 2014.

Selling and Marketing Expenses, General and Administrative Expenses, Research and Development Expenses, and Restructuring Charges

Our selling and marketing expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, traveling expenses and benefits of our sales and marketing personnel. Our selling and marketing expenses increased by 42.1% to US$15.2 million for the first quarter of 2015 from US$10.7 million for the first quarter of 2014, due primarily to the increase in overall size of our business as a result of the combination of Hanwha SolarOne and Q CELLS. Selling and marketing expenses as a percentage of our total net sales decreased to 4.6% for the first quarter of 2015 from 4.9% for the first quarter of 2014.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses and insurance for our administrative personnel. Our general and administrative expenses increased by 49.2% to US$18.5 million for the first quarter of 2015 from US$12.4 million for the first quarter of 2014, due primarily to the increase in overall size of our business as a result of the combination of Hanwha SolarOne and Q CELLS and also to one-time service and consultancy fees of US$1.6 million incurred in relation to the combination of Hanwha SolarOne and Q CELLS. General and administrative expenses as a percentage of our total net sales decreased to 5.5% for the first quarter of 2015 from 5.7% for the first quarter of 2014.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 41.4% to US$9.9 million for the first quarter of 2015 from US$7.0 million for the first quarter of 2014, due primarily to the inclusion of Hanwha SolarOne’s research and development expenses in the first quarter of 2015. Research and development expenses as a percentage of our total net sales decreased to 3.0% for the first quarter of 2015 from 3.2% for the first quarter of 2014.

We have incurred one-time restructuring charges of US$22.1 million for the first quarter of 2015, as compared to none for the first quarter of 2014, in connection with our restructuring that started in March 2015 to cease production activities in Germany and transfer our manufacturing equipment to more cost-competitive production bases. Such restructuring charges consist primarily of costs of termination of labor and transfer of manufacturing equipment.

Operating Loss

As a result of the foregoing, our operating loss was US$17.3 million for the first quarter of 2015, compared to US$1.6 million for the first quarter of 2014. Our operating profit margin was negative 5.2% for the first quarter of 2015, compared to negative 0.7% for the first quarter of 2014.

Interest Income and Expense and Foreign Exchange Gain

We generated interest income of US$0.3 million and incurred interest expense of US$11.2 million for the first quarter of 2015, compared to interest income of US$0.2 million and interest expense of US$5.0 million for the first quarter of 2014. The increase in interest expense was due to an increase in the average outstanding balance of the interest-bearing debt due primarily to the increase of our overall debt as a result of the combination of Hanwha SolarOne and Q CELLS.

We recorded foreign exchange gain of US$0.9 million for the first quarter of 2015, compared to foreign exchange gain of US$0.4 million for the first quarter of 2014, due primarily to gains from accounts receivable denominated in U.S. dollar and held by our operating subsidiaries as a result of the appreciation in the first quarter of 2015 of the U.S. dollar against the Euro and the Renminbi.

Income Tax Expenses (Benefit)

Our income tax expense was US$2.3 million for the first quarter of 2015, compared to income tax benefit of US$3.5 million for the first quarter of 2014, due primarily to the recognition of deferred income tax expenses.

Net Loss

As a result of the cumulative effect of the above factors, we had a net loss of US$20.4 million for the first quarter of 2015, compared to a net loss of US$7.2 million for the first quarter of 2014. Our net profit margin was negative 6.1% for the first quarter of 2015, as compared to negative 3.3% for the first quarter of 2014.

Other Comprehensive Income (Loss)

We recorded foreign currency translation adjustments of negative US$29.2 million for the first quarter of 2015, compared to positive US$8.4 million for the first quarter of 2014, due primarily to the appreciation of the U.S. dollar, our reporting currency, against the Euro, Malaysian Ringgit and Renminbi, which are the functional currencies of the relevant operating subsidiaries.

Liquidity and Capital Resources

We operate in an industry with significant financing requirements. Our principal sources of liquidity and capital have been:

•	cash generated by our operations;

•	proceeds from borrowings from banks;

•	in the case of Hanwha SolarOne, proceeds from securities offerings; and

•	in the case of Q CELLS, capital contribution from Hanwha Solar.

Our principal capital requirements or uses have been:

•	financing our capital expenditures; and

•	financing our working capital requirements.

We believe our working capital is sufficient for our present requirements.

Cash Flows—Hanwha SolarOne (2012, 2013 and 2014)

The discussion of Hanwha SolarOne’s cash flows in 2012, 2013 and 2014 presented here does not reflect those of Q CELLS that we acquired on February 6, 2015.

The following table sets forth a summary of Hanwha SolarOne’s cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013		2014
	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In millions)
Net cash provided by (used in) operating activities	(1,052.2)	386.7	62.3	(561.9)	(90.6)
Net cash used in investing activities	(534.5)	(421.4)	(67.9)	(395.8)	(63.8)
Net cash provided by financing activities	286.7	607.6	97.9	695.5	112.1

Net increase (decrease) in cash and cash equivalents	(1,300.1)	573.0	92.4	(262.2)	(42.3)

Cash Flows from Operating Activities

Net cash provided by operating activities primarily consists of net income (loss), as adjusted for non-cash items such as depreciation and amortization, warranty provision, share-based compensation expenses, provision for doubtful debts, provision for losses for advances to suppliers, deferred tax benefit, change in fair value of the conversion feature of Hanwha SolarOne’s convertible notes, and the effect of changes in certain operating assets and liabilities line items such as inventories, other assets (including advance to suppliers, long-term prepayments and accounts receivable), amounts due to related parties, accounts payable, customer deposits, accrued expenses and other liabilities.

Hanwha SolarOne’s net cash used in operating activities was RMB561.9 million (US$90.6 million) in 2014, which was derived from net loss of RMB626.7 million (US$101.0 million), adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash expense items were primarily comprised of depreciation and amortization of RMB441.9 million (US$71.2 million), amortization of convertible notes discount of RMB137.2 million (US$22.1 million), write-down of inventories of RMB57.7 million (US$9.3 million) and warranty provision of RMB42.1 million (US$6.8 million), partially offset by warranty settlements and reversals of RMB47.1 million (US$7.6 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of RMB601.7 million (US$97.0 million), were primarily comprised of:

•	an increase of RMB393.0 million (US$63.3 million) in restricted cash related to Hanwha SolarOne’s operating activities due primarily to an increase in cash provided to banks as collateral for its working capital financings as a result of a decrease in the amount of credit line available for working capital financing;

•	an increase of RMB329.4 million (US$53.1 million) in accounts receivable due primarily to the increase in sales and an increase in accounts receivable days resulting from increased sales in China; and

•	an increase of RMB154.8 million (US$24.9 million) in inventories due primarily to an expected increase of shipments in January 2015.

Hanwha SolarOne’s net cash provided by operating activities was RMB386.7 million (US$62.3 million) in 2013, which was derived from net loss of RMB874.1 million (US$140.8 million), adjusted to reflect a net positive adjustment relating to non-cash items and a net positive effect from changes in operating assets and liabilities. The adjustments relating to non-cash expense items were primarily comprised of depreciation and amortization of RMB436.1 million (US$70.3 million), a deferred tax expense of RMB254.1 million (US$40.9 million), write-down of inventories of RMB113.2 million (US$18.2 million) and the amortization of convertible notes discount of RMB95.7 million (US$15.4 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net positive effect of RMB337.8 million, were primarily comprised of:

•	an increase of RMB180.2 million (US$29.0 million) in notes payable and an increase in amount due to related parties of RMB103.2 million (US$16.6 million) due primarily to the increased purchase to meet the demand of gradually recovered solar market; and

•	a decrease of RMB68.4 million (US$11.0 million) in other current assets due primarily to less tax recoverable and less unbilled project revenue under percentage-of-completion method.

Hanwha SolarOne’s net cash used in operating activities was RMB1,052.2 million in 2012, which was derived from net loss of RMB1,562.9 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash expense items were primarily comprised of depreciation and amortization of RMB373.2 million, write-down of inventories of RMB326.1 million, provision for doubtful collection of advances to supplier of RMB170.0 million, amortization of convertible notes discount of RMB88.5 million and provision for doubtful collection of accounts receivable of RMB87.6 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of RMB781.3 million, were primarily comprised of:

•	an increase of RMB508.3 million in accounts receivable and an increase in amount due from related parties of RMB195.1 million, due primarily to greater sales near the end of the year; and

•	an increase of RMB480.7 million in inventories primarily as a result of increased finished goods due primarily to a decrease in sales; partially offset by,

•	an increase in accounts payable of RMB175.1 million, primarily due to longer payment terms extended by suppliers of silicon materials; and

•	a decrease in advance to suppliers and long-term prepayments of RMB159.3 million, primarily due to the decrease in silicon material price and smaller advances required by suppliers.

Cash Flows from Investing Activities

Hanwha SolarOne’s net cash used in investing activities primarily consists of cash used for capital expenditures.

Hanwha SolarOne’s net cash used in investing activities was RMB395.8 million (US$63.8 million) in 2014, primarily consisting of RMB389.1 million (US$62.7 million) of cash used for capital expenditures, primarily for its manufacturing machinery and equipment.

Hanwha SolarOne’s net cash used in investing activities was RMB421.4 million (US$67.9 million) in 2013, all of which was used for capital expenditures, primarily for its manufacturing machinery and equipment.

Hanwha SolarOne’s net cash used in investing activities was RMB534.5 million in 2012, all of which was used for capital expenditures, primarily for its manufacturing machinery and equipment.

Cash Flows from Financing Activities

Hanwha SolarOne’s net cash generated from financing activities primarily consists of proceeds from short-term and long-term bank borrowings, as offset by repayments of short-term and long-term bank borrowings.

Hanwha SolarOne’s net cash provided by financing activities was RMB695.5 million (US$112.1 million) in 2014. This was mainly attributable to proceeds from short-term bank borrowings of RMB2,877.1 million (US$463.7 million) and proceeds from long-term bank borrowings of RMB673.1 million (US$108.5 million), partially offset by repayment of short-term bank borrowings of RMB2,619.1 million (US$422.1 million) and repayment of long-term bank borrowings of RMB225.2 million (US$36.3 million).

Hanwha SolarOne’s net cash provided by financing activities was RMB607.6 million (US$97.9 million) in 2013. This was mainly attributable to proceeds from short-term bank borrowings of RMB2,152.7 million (US$347.0 million) and proceeds from long-term bank borrowings of RMB618.0 million (US$99.6 million), partially offset by repayment of short-term bank borrowings of RMB2,209.5 million (US$356.1 million) and repayment of long-term bank borrowings of RMB690.1 million (US$111.2 million).

Hanwha SolarOne’s net cash provided by financing activities was RMB286.7 million in 2012. This was mainly attributable to proceeds from short-term bank borrowings of RMB2,661.2 million and proceeds from long-term bank borrowings of RMB1,369.4 million, partially offset by repayment of short-term bank borrowings of RMB3,263.1 million and repayment of long-term bank borrowings of RMB212.0 million.

Cash Flows—Q CELLS (2012, 2013 and 2014)

The following table sets forth a summary of Q CELLS’ cash flows for the periods indicated:

	From September 12 to December 31, 2012(1)	Year Ended December 31,
		2013	2014
	(US$)	(US$)	(US$)
	(in millions)
Net cash used in operating activities	(28.4)	(37.7)	(81.6)
Net cash used in investing activities	(50.5)	(6.7)	(65.1)
Net cash provided by financing activities	140.0	238.3	56.4

Net increase (decrease) in cash and cash equivalents	61.1	193.8	(90.3)

(1)	Q CELLS was incorporated on September 12, 2012 and commenced its operations on October 16, 2012 following the acquisition of business from Q Cells SE which was in the bankruptcy proceedings. Therefore, the cash flows of Q CELLS for 2012 (as described herein) covers only the period between the acquisition and December 31, 2012 and, as such, are not comparable to the cash flows of Q CELLS in the subsequent periods.

Cash Flows from Operating Activities

Net cash provided by operating activities primarily consists of net income (loss), as adjusted for non-cash items such as depreciation and amortization, allowance for doubtful accounts, foreign exchange translation gains and losses and non-cash interest income and expenses, and the effect of changes in certain operating assets and liabilities line items such as trade accounts receivable, inventories, other current assets, restricted cash, trade accounts payable, warranty provisions, accrued expenses, other payables and other current liabilities.

Q CELLS’ net cash used in operating activities was US$81.6 million in 2014, which was derived from net income of US$3.0 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of US$37.4 million and non-cash interest expenses on amortization of long-term debt and litigation accruals of US$7.7 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of US$125.2 million, were primarily comprised of:

•	an increase of US$39.5 million in inventories due primarily to the expansion of sales activities;

•	an increase of US$37.1 million in trade accounts receivable due primarily to the increase in sales; and

•	a decrease of US$26.5 million in trade accounts payable due primarily to early payments to suppliers for cash discount and relatively large payments made near the end of the year.

Q CELLS’ net cash used in operating activities was US$37.7 million in 2013, which was derived from net loss of US$48.0 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of US$35.6 million and non-cash interest expenses on amortization of long-term debt and litigation accruals of US$9.3 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of US$39.2 million, were primarily comprised of:

•	an increase of US$126.0 million in trade accounts receivable due primarily to the increase in sales;

•	an increase of US$69.1 million in inventories due primarily to the normalization of manufacturing activities as Q CELLS’ operations stabilized in 2013 after the acquisition of its business from bankruptcy proceedings in October 2012; and

•	an increase of US$149.7 million in trade accounts payable due primarily to the normalization of manufacturing activities and longer payment terms extended by Hanwha Corporation for accounts payable related to raw materials purchased from it.

Q CELLS’ net cash used in operating activities was US$28.4 million for the period between September 12, 2012 and December 31, 2012, which was derived from net loss of US$18.9 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of US$17.2 million, partially offset by gain from bargain purchase of US$16.6 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of US$11.6 million, were primarily comprised of:

•	a decrease of US$33.2 million in other payables due primarily to the payment of the consideration in connection with the acquisition of its business from bankruptcy proceedings in October 2012; and

•	a decrease of US$16.5 million in inventories due primarily to the sales of inventories initially acquired from Q Cells SE.

Cash Flows from Investing Activities

Q CELLS’ net cash used in investing activities primarily consists of cash used for capital expenditures.

Q CELLS’ net cash used in investing activities was US$65.1 million in 2014, primarily consisting of US$45.6 million of cash used for capital expenditures, which were primarily used for the capacity expansion of its Malaysian facilities.

Q CELLS’ net cash used in investing activities was US$6.7 million in 2013, primarily consisting of US$15.4 million of cash used for capital expenditures which were primarily used for purchases of its manufacturing machinery and equipment in Malaysia, partially offset by proceeds for sale of assets held for sale of US$9.0 million.

Q CELLS’ net cash used in investing activities was US$50.5 million for the period between September 12, 2012 and December 31, 2012, US$47.0 million of which was used for payment of net consideration transferred for business combination relating to the acquisition of its business from bankruptcy proceedings in October 2012.

Cash Flows from Financing Activities

Q CELLS’ net cash provided by financing activities primarily consists of proceeds from borrowings from banks and issuance of common stock to Hanwha Solar, as offset by repayments of bank borrowings.

Q CELLS’ net cash provided by financing activities was US$56.4 million in 2014. This was mainly attributable to proceeds from borrowings from banks of US$69.3 million, partially offset by repayment of bank borrowings of US$6.4 million and repayment of capital lease obligation of US$5.6 million.

Q CELLS’ net cash provided by financing activities was US$238.3 million in 2013. This was mainly attributable to proceeds from issuance of common stock to Hanwha Solar of US$220.2 million and proceeds from borrowings from banks of US$50.0 million, partially offset by repayment of bank borrowings of US$30.0 million.

Q CELLS’ net cash provided by financing activities was US$140.0 million for the period between September 12, 2012 and December 31, 2012. This was attributable to proceeds from issuance of common stock to Hanwha Solar of US$110.0 million and proceeds from borrowings from banks of US$30.0 million.

Cash Flows—Three Months Ended March 31, 2015 Compared to the Three Months Ended March 31, 2014

The following table sets forth a summary of our cash flows for the periods indicated:

	For the three months ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
	(US$, in millions)
Net cash provided by (used in) operating activities	(29.2)	50.5
Net cash provided by (used in) investing activities	48.6	(6.1)
Net cash provided by (used in) financing activities	17.2	(7.3)
Net increase in cash and cash equivalents	36.6	37.1

Cash Flows from Operating Activities

Net cash provided by (used in) operating activities primarily consists of net income (loss), as adjusted for non-cash items such as depreciation and amortization, allowance for doubtful accounts, foreign exchange translation gains and losses and non-cash interest income and expenses, and the effect of changes in certain operating assets and liabilities line items such as trade accounts receivable, inventories, other current assets, restricted cash, trade accounts payable, warranty provisions, other payables and other current liabilities.

Our net cash used in operating activities was US$29.2 million for the first quarter of 2015, which was derived from net loss of US$20.4 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of US$31.1 million and unrealized gains on derivative contracts of US$6.6 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net negative effect of US$42.0 million, were primarily comprised of:

•	an increase of US$121.7 million in trade accounts receivable due primarily to the increase in sales resulting from the addition of Hanwha SolarOne’s sales from the first quarter of 2015; and

•	an increase of US$40.2 million in inventories due primarily to the inclusion of Hanwha SolarOne from the first quarter of 2015, partially offset by:

•	an increase of US$44.3 million in trade accounts payable due primarily to the expansion of our production activities resulting from the combination of Hanwha SolarOne and Q CELLS.

Our net cash provided by operating activities was US$50.5 million for the first quarter of 2014, which was derived from net loss of US$7.2 million, adjusted to reflect a net positive adjustment relating to non-cash items and a net negative effect from changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation, amortization and impairment of US$8.5 million and non-cash interest expense on amortization of long-term debt and litigation accruals of US$5.0 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net positive effect of US$47.4 million, were primarily comprised of:

•	an increase of US$54.9 million in trade accounts payable;

•	an increase of US$43.1 million in trade accounts receivable due primarily to the increase in sales; and

•	a decrease of US$27.8 million in inventories.

Cash Flows from Investing Activities

Our net cash provided by (used in) investing activities primarily consists of cash used for capital expenditures and net cash received from an acquisition.

Our net cash provided by investing activities was US$48.6 million for the first quarter of 2015, primarily consisting of US$70.2 million of cash received from an acquisition in connection with the combination of Hanwha SolarOne and Q CELLS, partially offset by US$17.8 million of cash used for capital expenditure, which were primarily used for the capacity expansion and upgrade of our Malaysian and Chinese facilities.

Our net cash used in investing activities was US$6.1 million for the first quarter of 2014, primarily consisting of US$5.9 million of cash used for capital expenditure, which were primarily used for the capacity expansion of our Malaysian facilities.

Cash Flows from Financing Activities

Our net cash provided by (used in) financing activities primarily consists of proceeds from borrowings from banks, as offset by repayments of bank borrowings.

Our net cash provided by financing activities was US$17.2 million for the first quarter of 2015. This was mainly attributable to proceeds from borrowings from banks of US$74.1 million, partially offset by repayment of bank borrowings of US$61.6 million.

Our net cash used in financing activities was US$7.3 million for the first quarter of 2014. This was attributable to repayment of bank borrowings of US$6.5 million and repayment of capital lease obligation of US$0.8 million.

Capital Expenditures and Investment Requirements

Hanwha SolarOne’s capital expenditures were RMB534.5 million, RMB421.4 million (US$67.9 million) and RMB389.1 million (US$62.7 million) in 2012, 2013 and 2014, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs. Q CELLS’ capital expenditures amounted to US$15.4 million and US$45.6 million in 2013 and 2014, respectively, which were primarily used to maintain and upgrade its production facilities and equipment, primarily in Malaysia. We expect that our combined capital expenditures would substantially increase in 2015 to approximately US$280 million, which will be primarily used to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. In addition, we expect to invest approximately US$110 million in our PV downstream business in 2015.

We plan to fund our capital expenditure and investment requirements with cash from operations, bank borrowings, proceeds from our securities offerings and other forms of financing, if necessary. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

Capital Resources

Hanwha SolarOne

Hanwha SolarOne has financed its operations primarily through cash flows from operations and proceeds from bank loans and related-party loans, as well as proceeds from the issuance of long-term notes in 2013, its initial public offering, the convertible notes offering in January 2008, the continuous ADS offerings from July 2008 to August 2008 and from September 2009 to November 2009 and the ADS offering in November 2010 and January 2014.

As of December 31, 2014, Hanwha SolarOne had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of RMB1,363.6 million (US$219.8 million). Hanwha SolarOne’s short-term bank borrowings outstanding as of December 31, 2012, 2013 and 2014 bore average interest rates of 4.20%, 3.49% and 3.20% per annum, respectively. These short-term bank borrowings have terms of one month to one year, and expire at various times throughout the year. Some of Hanwha SolarOne’s short-term bank borrowings were secured by land use rights and building ownership. As of December 31, 2014, the aggregate outstanding balance of the current portion of Hanwha SolarOne’s long-term bank borrowings, which is due for repayment from January 1, 2015 to December 31, 2015, was RMB1,578.7 million (US$254.4 million) and the aggregate outstanding balance of the noncurrent portion of Hanwha SolarOne’s long-term bank borrowings, which will be due after one year, but before three years, was RMB1,549.3 million (US$249.7 million). Hanwha SolarOne’s long-term bank borrowings outstanding as of December 31, 2014 bore an average interest rate of 3.26% per annum. Hanwha SolarOne expects to continue to rollover its bank borrowings when they become due. To the extent Hanwha SolarOne is unable to rollover its bank borrowings for whatever reason, it will repay such borrowings with cash generated from operating activities or alternative funding sources.

As of December 31, 2014, Hanwha SolarOne had long-term notes with an outstanding principal amount of US$100.0 million, which were issued by SolarOne Hong Kong in January 2013 and will mature in January 2016. The notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum, payable on a quarterly basis. All the payments on the notes are guaranteed by Hanwha Chemical.

Hanwha SolarOne has been buying back its convertible notes from time to time since January 1, 2012. In 2012, it repurchased its 2018 convertible notes in a total principal amount of US$71.9 million. In 2014, it repurchased its 2018 convertible notes in a total principal amount of US$14.5 million. In January and April 2015, it repurchased its 2018 convertible notes in a total principal amount of US$86,075,000 pursuant to the holders’ exercise of the put right under the terms of the 2018 convertible notes. After this repurchase, none of the 2018 convertible notes remains outstanding. In December 2014, Hanwha SolarOne had secured a three-year US$87 million term loan facility from the Export-Import Bank of Korea primarily to fund the repurchase of its 2018 convertible notes.

As of December 31, 2014, Hanwha SolarOne had cash and cash equivalents in the amount of RMB987.3 million (US$159.1 million). Its cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. As of December 31, 2014, Hanwha SolarOne had restricted cash in the amount of RMB605.2 million (US$97.5 million), which represents amounts held by a bank as security for letters of credit facilities, notes payable and bank borrowings and, therefore, are not available for its use. The restriction on the use of restricted cash is generally expected to be released at the maturity of the underlying letter of credit facilities, notes payable and bank borrowings which range from three months to 12 months, unless the underlying liabilities are rolled over or a default occurs. As we expect to roll over most of the underlying short-term liabilities, we do not expect the total amount of restricted cash to decrease substantially in the foreseeable future. As of December 31, 2014, unused loan facilities for short-term and long-term borrowings amounted to RMB502.7 million (US$81.0 million).

Hanwha SolarOne’s advance to suppliers and long-term prepayments in total was RMB350.9 million, RMB314.1 million (US$50.6 million) and RMB222.2 million (US$35.8 million) as of December 31, 2012, 2013 and 2014, respectively. Hanwha SolarOne’s fixed assets were RMB4,780.0 million, RMB4,482.7 million (US$722.5 million) and RMB4,587.2 million (US$739.3 million) as of December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, Hanwha SolarOne had commitments of approximately RMB60.9 million (US$9.8 million) related to the acquisition of fixed assets. The commitment for acquisition of fixed assets is expected to be settled within 2015.

Q CELLS

Q CELLS has financed its operations primarily through proceeds from bank loans and capital contribution from Hanwha Solar.

As of December 31, 2014, Q CELLS had long-term debt (including current portion) of US$284.7 million and short-term debt of US$1.1 million. Its long-term debt consists mainly of the Malaysian government loan and bank loans from Korean banks. The principal amount of the Malaysian government loan is MYR 850 million (US$241.3 million, translated at the rate of 0.2859 U.S. dollar per one Malaysian Ringgit) and is repayable in installments from 2013 through 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027 and a fixed 2% interest through maturity. The fixed assets of Hanwha Q CELLS Malaysia were pledged as collaterals and the loan was guaranteed by Hanwha Chemical. The book value of the Malaysian government loan as of December 31, 2014 was US$165.3 million, which is the fair value of the loan measured at an effective interest rate of 4.3% per annum. Loans from Korean banks were guaranteed by Hanwha Chemical. See Note 9 to Q CELLS’ audited consolidated financial statements included elsewhere in this prospectus.

As of December 31, 2014, Q CELLS had order commitments for manufacturing equipment amounting to US$46.4 million, which is expected to be settled within 2015.

As of December 31, 2014, Q CELLS had cash and cash equivalents of US$156.7 million. Its cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. As of December 31, 2014, Q CELLS had restricted cash in the amount of US$2.4 million, which represents amounts held by a bank as security for guarantees and performance bonds and, therefore, are not available for Q CELLS’ use. The restriction on the use of restricted cash is generally expected to be released between 2015 and 2017. As of December 31, 2014, unused loan facilities for short-term and long-term borrowings amounted to US$34.9 million.

Capital Resources As of March 31, 2015

As of March 31, 2015, we had long-term debt (including current portion) of US$882.8 million and short-term debt of US$235.1 million. Our long-term debt consists mainly of long-term borrowings from commercial banks, a loan from the Malaysian government and long-term notes.

The long-term bank borrowings outstanding as of March 31, 2015 bore an average interest rate of 3.02% per annum and had maturities ranging from 2015 through 2019. We expect to continue to rollover our bank borrowings when they become due.

To the extent we are unable to rollover our bank borrowings for whatever reason, we will repay such borrowings with cash generated from operating activities or alternative funding sources. On April 21, 2015, we obtained a new long-term bank borrowing of US$120 million with the maturity date of April 23, 2017 to re-finance a bank borrowing originally due within twelve months at March 31, 2015. As a result, the underlying bank borrowing of US$120 million was excluded from current liabilities as of March 31, 2015. The new long-term bank borrowing bears an interest rate of LIBOR (subject to adjustments in each three months) plus 2.3% per annum. The borrowing was guaranteed by Hanwha Chemical. See Note 7 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

As of March 31, 2015, the principal amount of the Malaysian government loan was MYR 844 million (US$228.0 million) and is repayable in installments from 2013 through 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027 and a fixed 2% interest through maturity. The fixed assets of Hanwha Q CELLS Malaysia were pledged as collaterals and the loan was guaranteed by Hanwha Chemical. The book value of the Malaysian government loan as of March 31, 2015 was US$167.3 million.

As of March 31, 2015, we had long-term notes with an outstanding principal amount of US$100.0 million, which were issued by SolarOne Hong Kong in January 2013 and will mature in January 2016. The notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum, payable on a quarterly basis. All the payments on the notes are guaranteed by Hanwha Chemical.

As of March 31, 2015, we had cash and cash equivalents of US$194.5 million. Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. As of March 31, 2015, we had restricted cash in the amount of US$123.2 million, which represents amounts held by a bank as security for letters of credit facilities, notes payable and bank borrowings and, therefore, are not available for our use. The restriction on the use of restricted cash is generally expected to be released at the maturity of the underlying letter of credit facilities, notes payable and bank borrowings which range from three months to 12 months, unless the underlying liabilities are rolled over or a default occurs. As we expect to roll over most of the underlying short-term liabilities, we do not expect the total amount of restricted cash to decrease substantially in the foreseeable future. As of March 31, 2015, unused loan facilities for short-term and long-term borrowings amounted to US$124.0 million.

Off-Balance Sheet Arrangements

Hanwha SolarOne has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Hanwha SolarOne has not entered into any derivative contracts that are indexed to its shares and classified as shareholders’ equity, or that are not reflected in its consolidated financial statements. Furthermore, Hanwha SolarOne does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Hanwha SolarOne does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

Q CELLS has not entered into any material financial guarantees or other commitments to guarantee the payment obligations of third parties. Q CELLS has not entered into any derivative contracts that are indexed to its shares and classified as shareholders’ equity, or that are not reflected in its consolidated financial statements. Furthermore, Q CELLS does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Q CELLS does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth Hanwha SolarOne’s contractual obligations as of December 31, 2014:

	Payment Due by Period
Hanwha SolarOne	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Long-term debt obligations(1)	4,259.9	2,098.7	2,161.2	—	—
Operating lease obligations	3.0	2.0	1.0	—	—
Commitments relating to the acquisition of fixed assets	60.9	60.9	—	—	—

Total	4,323.8	2,161.6	2,162.2	—	—

(1)	The long-term debt obligations represent the principals and interests of (i) long-term bank borrowings, (ii) convertible bonds and (iii) long-term notes. Please see “Bank Borrowings” under Note 11, “Long-Term Notes” under Note 17 and “Convertible Bonds” under Note 22 to Hanwha SolarOne’s audited consolidated financial statements.

The following table sets forth Q CELLS’ contractual obligations as of December 31, 2014:

	Payment Due by Period
Q CELLS	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In US$ million)
Long-term debt obligations(1)	284.7	1.0	102.5	21.0	160.2
Capital lease obligations	7.0	5.8	1.2	—	—
Operating lease obligations	3.1	1.6	1.0	0.5	—
Commitments relating to the acquisition of fixed assets	4.2	4.2	—	—	—

Total	299.0	12.6	104.7	21.5	160.2

(1)	The long-term debt obligations represent the principals and interests of (i) long-term bank loans and (ii) loan from the Malaysian government. Please see Note 9 to Q CELLS’ audited consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Exchange Risk

Our consolidated financial results and assets and liabilities may be materially affected by fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro, Japanese Yen and Malaysian Ringgit. A substantial portion of our sales is denominated in U.S. dollars, Euros and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, Malaysian Ringgit and Euro. To the extent that we incur costs in one currency and make revenue in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Exchange rate fluctuations can also affect the value of our assets and liabilities denominated in different currencies, which include Hanwha SolarOne’s long-term debt denominated in U.S. dollars and Q CELLS’ long-term debt denominated in Malaysian Ringgit.

Hanwha SolarOne

A portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, SolarOne Qidong may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue may be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Hanwha SolarOne has entered into foreign currency derivative contracts to manage risks associated with foreign currency fluctuations for its sales contracts denominated in a currency other than Renminbi. As of December 31, 2014, a notional amount of EUR20.5 million, US$91.9 million and JPY1,269.0 million was outstanding under these foreign currency derivative contracts. Hanwha SolarOne may enter into additional forward contracts or enter into economic hedges in the future.

Foreign exchange transactions by SolarOne Qidong under the capital account continue to be subject to significant foreign exchange controls and require the approval of, or need to register with, PRC governmental authorities, including SAFE. In particular, if SolarOne Qidong borrows money from Hanwha SolarOne or other foreign lenders through loans denominated in a currency other than the Renminbi, these loans must be registered with SAFE, and if Hanwha SolarOne finances SolarOne Qidong by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the NDRC, the

Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of SolarOne Qidong to obtain foreign exchange through debt or equity financing.

The estimated impact on Hanwha SolarOne’s profit (loss) before income taxes for 2014, from its holdings of assets and liabilities denominated in foreign currencies as of December 31, 2014, of a 1% change in RMB exchange rates against the specified currencies, assuming that all other variables remain constant and ignoring any impact on forecasted sales and purchases, is as follows:

	For the Year Ended December 31, 2014
	1% depreciation of RMB	1% appreciation of RMB
	(in million RMB)
U.S. dollar	(40.1)	40.1
Euro	2.3	(2.3)
Japanese Yen	1.8	(1.8)

Q CELLS

Q CELLS has entered into foreign currency derivative contracts to manage risks associated with foreign currency fluctuations for its sales contracts denominated in Australian dollar and Japanese Yen. As of December 31, 2014, a notional amount of AUD2.2 million and JPY782.0 million was outstanding under these foreign currency derivative contracts. It may enter into additional forward contracts or enter into economic hedges in the future.

The estimated impact on Q CELLS’ income (loss) before income taxes for 2014, from its holdings of assets and liabilities denominated in foreign currencies as of December 31, 2014, of a 1% change in U.S. dollar exchange rates against the specified currencies, assuming that all other variables remain constant and ignoring any impact on forecasted sales and purchases, is as follows:

	For the Year Ended December 31, 2014
	1% depreciation of US$	1% appreciation of US$
	(in million US$)
Euro	(0.5)	0.5
Malaysian Ringgit	(0.4)	0.4

Interest Rate Risk

Hanwha SolarOne

Hanwha SolarOne’s exposure to interest rate risks relates to interest expense incurred in connection with its short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. It has entered into interest rate swap agreements to manage risk with respect to its floating interest rate debt. As of December 31, 2014, it had an outstanding interest rate swap contract with notional amount of US$174.0 million, under which it agreed to pay fixed interest rate rather than floating rate. It estimates the fair value of interest rate swap derivatives using a pricing model based on market observable inputs. It has not been exposed to, nor does it anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

In 2014, if interest rates on Hanwha SolarOne’s floating interest rate borrowings outstanding as of December 31, 2014 had been 1% point higher or lower with all other variables held constant, it would have had the following impact on its profit (loss) before income tax:

	For the Year Ended December 31, 2014
	1% point decrease in interest rate	1% point increase in interest rate
	(in million RMB)
Impact on Profit (Loss) Before Income Tax	39.4	(39.4)

Q CELLS

Q CELLS’ exposure to interest rate risks relates to interest expense incurred in connection with bank loans and government loan, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. It has not been exposed to, nor does it anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

In 2014, if interest rates on Q CELLS’ floating interest rate borrowings outstanding as of December 31, 2014 had been 1% point higher or lower with all other variables held constant, it would have had the following impact on its income (loss) before income tax:

	For the Year Ended December 31, 2014
	1% point decrease in interest rate	1% point increase in interest rate
	(in million US$)
Impact on Income (Loss) Before Income Tax	1.2	(1.2)

Inflation

Since our inception, inflation in China, Germany or Malaysia has not materially affected our results of operations.

INDUSTRY OVERVIEW

Manufacturing (“Upstream” and “Midstream”)

Solar energy systems generally are composed of a set of PV modules, which are made of solar cells. There are two main categories of solar cell technologies, which require different production processes: crystalline wafer based production technology and thin-film production technology.

Under the crystalline wafer based manufacturing process, polysilicon is melted in high temperature furnaces and is then formed into ingots through a crystalline process, which in turn is processed into wafer and then solar cells. Under the thin-film solar manufacturing process, a solar cell is made by depositing one or more thin layers, or thin film (TF), of photovoltaic material on a substrate, such as glass, plastic or metal. Thin-film solar cells are commercially used in technologies including cadmium telluride (CdTe), copper indium gallium diselenide (CIGS), and amorphous and other thin-film silicon (a-Si, TF-Si).

The manufacturing process from polysilicon production to wafering is commonly referred to as the “upstream” segment, while cell production, the module assembly process, and solar system assembly are often described as the “midstream” segment. The installation of solar systems, operation thereof, and generation and sale of electricity therefrom are classified as the “downstream” segment in the solar industry value chain.

Overview of Crystalline Wafer Based Solar Manufacturing Value Chain

Installation / Generation (“Downstream”)

Many of the traditional upstream and midstream solar players have recently expanded into the downstream segment. According to a general classification, there are four segments within solar energy systems:

•	Utility: Where the purchaser of the electricity or the owner of the system is an electric utility provider (e.g., independent power producers)

•	Commercial: Where commercial and industrial properties, government entities, and other institutions engage in solar power generation

•	Residential: Where home owners engage in solar electricity generation through “rooftop” solar systems

•	Off-Grid: Solar generation systems that are not connected to the centralized electricity grid

Downstream players typically operate across the following businesses of project development, EPC (engineering, procurement, and construction), project financing, O&M (operations and management), and ownership and power production. Definition and description of key business areas in the downstream segment are as follows:

•	Project Development includes initial cost-benefit analysis, site assessment, planning and preparation of applications for regulatory permits of a potential solar project

•	EPC (Engineering, Procurement, and Construction) encompasses selection of PV components and design, optimization and planning, and construction and execution of a solar project

•	Project Financing consists of providing financing to third party acquirers of solar projects upon sale of the under-construction or completed projects

•	O&M (Operations and Management) involves operations and management of third party solar projects including monitoring and reporting of system performance

•	Ownership and Power Production comprises retaining proprietary ownership of solar project and selling generated electricity

When a company completes a solar project in which it has invested its own capital, it can elect to either sell the project to a third party or retain the project for generation and sale of electricity. When a company decides to retain at least a partial stake in its completed projects, it has the option to aggregate its combined operating assets in a vehicle that may be listed in the public capital markets. The key rationales of taking public such vehicles include: to lower overall cost of capital as completed or late-stage projects can be de-risked when isolated from under-development or early stage solar projects which typically require a higher cost of capital; and to maximize shareholder value as the traditional PV product manufacturers and utility asset listing vehicles are valued under different methodologies, providing more transparency in each business and asset type’s market valuation.

Some of the key structures globally for listing these vehicles include C-Corporation (“YieldCo”), Real Estate Investment Trust (“REIT”), or Foreign Asset Income Trust (“FAIT”). A description of each investment vehicle is provided below.

Overview of Listing Vehicle Examples for Downstream Players

Source: Bloomberg New Energy Finance.

PV Market in the Global Energy Context

Solar energy is one of the fastest growing power sources among different modes of electricity generation, according to BNEF. While the global cumulative installed generation capacity has grown at a CAGR of 3.9% from 4,428 GW to 5,371 GW from 2008 to 2013, solar powered installation generation capacity has grown at a CAGR of 54% for the same time period, which is significantly faster than other sources of energy generation: 2.5% CAGR from traditional sources, including coal, oil, nuclear and gas; 22% from wind and 3% from geothermal and hydro, respectively.

Global Cumulative Installed Generation Capacity (GW), 2008-2013

Source: Bloomberg New Energy Finance.

Global PV Market Outlook

Global solar annual PV installation has grown at 26% CAGR from 2010 to 2014, from 19 GW to 47 GW, and is expected to grow at 10% CAGR from 2014 to 2017, from 47 GW to 63 GW, according to BNEF. Among the regions, China, the Middle East and North Africa (MENA), and Central and South America (LTAM) are expected to grow at a quicker pace at 17%, 24% and 64% CAGR, respectively, from 2014 to 2017.

Global Solar Annual PV Installations (GW), 2010-2017

Source: Bloomberg New Energy Finance.

Regional Share of the Current PV Market

Historically, Europe has been the largest market for solar PV installations. In particular, Germany, which is the first country to introduce feed-in-tariffs, has led the world in terms of solar PV adoption. In 2010, approximately 39% of the world’s newly installed PV capacity was located in Germany, according to BNEF. Since then, the United States and Asia, including China and Japan, have substantially grown their shares of the global PV market, overtaking the mature market of Europe. Strong growth in the U.S. and Asia is driven by government policies such as feed-in-tariffs and renewable portfolio standards. In the U.S., favorable government policies, together with declining installation prices, have driven an increase in rooftop solar adoption, and the global PV market share of the United States in terms of new PV installations nearly tripled to 15% in 2014 from 5% in 2010.

Top 10 PV Markets in 2010 (GW)	Top PV Markets in 2014 (GW)

Source: Bloomberg New Energy Finance.	Source: Bloomberg New Energy Finance.

Solar Industry Trend in Major Markets

The major solar markets are China, the United States, Japan, and the EU, which accounted for a combined 79% of the global annual solar demand in 2014, according to BNEF. Together with such major markets, a few emerging markets with favorable industry demand dynamics are expected to experience rapid growth in the near to mid-term future.

•	China: China has emerged as a significant contributor to global PV solar supply, and is now the largest end-market for solar, accounting for 27% of annual global demand for PV solar in 2014. Growth in China is expected to continue to be strong with the Chinese government announcing its 13th Five-Year Plan (2016-2020) on October 2014 to reach 100 GW installed PV power generation capacity by 2020, more than a threefold increase from 33 GW in 2014 according to BNEF.

China PV Installation Forecast (GW)	China PV Cumulative Installation Forecast (GW)

Source: Bloomberg New Energy Finance.	Source: Bloomberg New Energy Finance.

•	U.S.: As of 2014, the U.S. solar market was the third largest solar market in terms of annual PV installations. Demand is primarily driven by utility-scale power plants and residential solar installations, which are forecast to show growth from 0.3 GW in 2010 to 6.7 GW in 2016, and 0.3 GW in 2010 to 2.6 GW in 2016 in annual installations, respectively, according to BNEF. Notably, the currently scheduled decrease of Investment Tax Credit (ITC) from 30% to 10% at the end of 2016 is expected to strongly motivate the PV installers to concentrate the demand in 2016, resulting in a relatively softer demand in 2017. Trade groups led by the Solar Energy Industries Association (SEIA) are currently lobbying for the investment credit to remain at 30% after 2017.

US PV Installation Forecast (GW)	US PV Cumulative Installation Forecast (GW)

Source: Bloomberg New Energy Finance.	Source: Bloomberg New Energy Finance.

•	Japan: Japan was the second largest solar market globally in 2014 in terms of annual PV installations, according to BNEF. Demand has been mainly driven by governmental subsidies, which were largely introduced following the aftermath of the tsunami in 2011. The Japanese PV market is expected to record annual PV installations of 10 GW in 2014 and 8 GW in 2017, according to BNEF. BNEF expects the annual solar demand in 2017 to be softer than in the preceding years as a result of either grid capacity or an end to the supportive feed-in tariff rates.

Japan PV Installation Forecast (GW)	Japan PV Cumulative Installation Forecast (GW)

Source: Bloomberg New Energy Finance.	Source: Bloomberg New Energy Finance.

•	EU: Demand for solar in Europe declined from its peak in 2011 to 2014 as certain governments in the region reduced incentives for solar installations. The EU market as a whole is currently the fourth largest in terms of solar PV installations as of 2014 with United Kingdom displacing Germany as the largest solar market within the EU in 2014, followed by Germany, France, and Italy.

EU PV Installation Forecast (GW)	EU PV Cumulative Installation Forecast (GW)

Source: Bloomberg New Energy Finance.	Source: Bloomberg New Energy Finance.

•	Other Emerging Markets: Some of the emerging market countries, located in areas with favorable climate and supported by local governments, along with the strong secular growth in electricity demand due to economic growth, are expected to show rapid growth in the near future. Among the emerging market regions, MENA (Middle East and North Africa) and Central and South America (LTAM) are forecast to experience strong growth, increasing from 1.8 GW in 2014 to 3.4 GW in 2017, and 0.6 GW in 2014 to 2.3 GW in 2017 in annual installations, respectively, according to BNEF.

MENA PV Installation Forecast (GW)	LTAM PV Installation Forecast (GW)

Source: Bloomberg New Energy Finance.	Source: Bloomberg New Energy Finance.

Key Growth Factors

Demand for solar energy is dependent on several factors, including economic, political, and environmental drivers, which affect solar energy’s viability as an alternative power source. Key factors of the solar energy demand include:

Levelized Cost of Energy (LCOE) and Grid Parity

Levelized Cost of Energy (LCOE) is defined as the price at which electricity must be generated from a specific source to break even over the lifetime of a project. Key determinants of LCOE include installation cost, solar panel cost, operating and maintenance costs, and finance and tax expenses. The LCOE of solar energy has experienced, and is forecasted to continue to undergo, a decline as a result of numerous factors, including the continued decrease in raw materials costs (e.g., panel and inverter), racking, installation, and marketing expenses (e.g., sales and customer acquisition costs), as the solar market matures and economies of scale are realized.

When an LCOE of solar power generation is less than or equal to the cost of buying the equivalent amount of electricity generated by conventional sources (such as gas- and coal-fired generation) from the electricity grid, thus economically viable as compared to other sources of electricity, it is commonly referred to in the industry that grid parity has been reached. According to BNEF, residential grid parity was reached in or before 2014 in European countries including Germany, Italy, Spain, and France, Hawaii and California in the U.S., Brazil and Chile in South America, and Australia and Japan in the Asia Pacific. In terms of commercial electricity, grid parity was reached in or before 2014 in European countries including Germany, United Kingdom, Italy, Spain, and France, Hawaii and California in the U.S., Brazil and Chile in South America, and Australia in the Asia Pacific, with all U.S. states expected to reach commercial grid parity in or before 2020.

Residential Socket Parity	Commercial Grid Parity

Source: Bloomberg New Energy Finance.	Source: Bloomberg New Energy Finance.

According to New Energy and Industrial Technology Development Organization of Japan, the realization of grid parity can be classified in three phases:

•	1st phase grid parity: Residential grid-connected PV systems

•	2nd phase grid parity: Industrial/transport/commercial sectors

•	3rd phase grid parity: General power generation

As grid parity depends on not only the LCOE of a PV project but also cost of generation from conventional and other renewable sources including coal, natural gas, oil, nuclear power, hydro power, and wind power, the prices of these other energy resources influence the demand for solar power. Prices of some of these energy resources, in particular oil and natural gas, have historically shown significant volatility due to various factors, including global economic growth and overall demand for energy resources, the level of investment by government and private enterprises in exploration and production activities and the degree of success of such activities in increasing the global supply and political developments in resource-producing countries or regions.

Since the second half of 2014, the market trading prices of oil and natural gas have significantly declined due to, among others, an increase in supply from shale explorations in the U.S., unchanged production levels from the key oil producing nations and weaker demand, which has had an indirect impact on demand for solar power generation.

Incentive Mechanisms

As the cost of solar energy currently exceeds the cost of power furnished by the electric utility grid in many countries, national, regional and local governmental bodies in many countries, most notably China, the U.S., Japan, and Germany, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Some of the most commonly utilized forms of incentive mechanisms include:

•	Feed-in tariffs, through which governmental authorities award long-term contracts to power producers at prices proportionate to the cost of electricity generation

•	Investment subsidies, through which governmental authorities subsidize the PV system developer or operator a portion of the PV system installation costs

•	Net metering, according to the United States Federal Energy Regulatory Commission, under which electric energy generated by that electric consumer from an eligible on-site generating facility and delivered to the local distribution facilities may be used to offset electric energy provided by the electric utility to the electric consumer during the applicable billing period

•	Solar Renewable Energy Credits, through which solar power producers can sell the Renewable Energy Certificates, or “Green tag,” that are awarded through engaging in solar power generation and gain additional economic gains

•	Market premium, through which solar power producers receive additional revenue from the government or regulators above the market price for electricity, which could be either fixed or variable

Some of the key incentive mechanisms for solar industry adopted by major solar markets are as follows:

•	China has implemented policies to provide total feed-in tariffs of RMB0.9-1.0/kWh to utility scale power producers and RMB1.1-1.2/kWh to distributed generation power producers

•	The U.S. provides investment tax credit which provides 30% subsidy on the federal government level, which is scheduled to decrease to 10% in 2017. Moreover, there is state and local government level support for solar energy, including net metering of electricity currently employed by 43 states, which is additive to the federal subsidy

•	Japan re-introduced the feed-in tariff on solar energy, which is currently JPY32-37/kWh in the financial year ending in March 2015 and designed to decrease annually. The government is considering switching the grant of feed-in tariff only to projects approved by the Ministry of Economy, Trade, and Industry

•	Germany has provided feed-in tariffs to residential and utility-scale solar projects, which currently remain at €0.1269/kWh for residential and €0.0918-0.1274/kWh for utility-scale power producers. The government plans to phase out the feed-in tariff mechanism by 2018 and replace with a market premium incentive mechanism

Environmental Awareness

As environmental concerns such as increased carbon emissions and the ensuing greenhouse effect have been raised, solar energy, along with other forms of renewable energy sources such as wind and geothermal energy, has been, and is expected to be, encouraged and favored by governments and electricity consumers, leading to a greater environmental awareness and increased momentum for demand growth. For example, a report by the National Renewable Energy Laboratory under the United States Department of Energy has remarked that an increase in PV installation will have a significant effect in reducing carbon emissions and will have a corresponding influence on health benefits in addition to reductions in global warming and acid rain, leading to an overall economic benefit of implementing electricity generation from solar energy. Governmental policies and public inclination to solar energy based on such conclusion could act favorably to the prospects of global solar demand in the future.

Key Risk Factors

As solar energy and PV industry are relatively at an early stage of development, the demand for PV products and sustainable profitability of the PV industry as a whole are contingent on a number of industry-specific and external factors, a negative development of any of which could affect the growth in demand for PV products and financial performance of companies that engage in PV industry adversely and materially. Some of these key factors that could negatively impact the PV industry include:

Volatile Market and Industry Trends

Demand for PV products has been affected by global economic conditions, capital markets fluctuations and credit disruptions, which have shown periodic volatility in such market disruptions as the global financial crisis during the second half of 2008 and the first half of 2009 and credit crunch in certain European countries during 2013 and 2014. As many of the end-users of PV products depend on debt financing to fund the initial capital expenditure required to purchase PV products, during these market disruptions, many of them experienced difficulties in obtaining financing, and even if they were able to obtain financing, the cost of such financing had increased.

For more information, see “Risk Factors—Risks Related to Our Industry—Demand for our PV products has been, and may continue to be, adversely affected by volatile market and industry trends.”

Oversupply of PV Products

Beginning in the fourth quarter of 2008, the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion. As a result, this state of oversupply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. Oversupply conditions across the value chain, together with difficult conditions in Europe, have put continued pressure on average selling prices. While the challenging industry environment since 2012 caused some of the PV manufacturers to reduce production or shut down capacity, as well as consolidations among them, the state of industry-wide oversupply continued despite such production cuts and consolidations.

For more information, see “Risk Factors—Risks Related to Our Industry—The average selling price of our PV products may continue to decrease, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.”

Reduction or Elimination of Government Subsidies

The growth of the market for solar energy and PV products depends in large part on the availability and size of government subsidies and economic incentives, and a number of governmental economic incentives are set to be reduced and may be reduced further, or eliminated, for political, financial or other reasons. The reduction or elimination of such government subsidies and economic incentives for solar energy applications could cause demand for PV products to decline, and have a material adverse effect on the overall industry and financial performance of companies that engage in PV industry.

For more information, see “Risk Factors—Risks Related to Our Industry—The reduction or elimination of government subsidies and economic incentives for solar energy applications could have a material adverse effect on our business and prospects.”

Declines in the Prices of Other Energy Sources

The PV market in general competes with other sources of renewable energy as well as conventional power generation. Electricity is generated from a variety of sources, primarily including coal, natural gas, hydro power, nuclear power, oil and wind, and the demand for PV products are affected by the prices of these non-solar energy resources. Prices of some of these energy resources, in particular oil and natural gas, have historically shown significant volatility due to various factors. For instance, since the second half of 2014, the market prices of oil and natural gas have significantly declined due to, among others, an increase in supply from shale explorations in the United States, as well as continued high level of production in Middle-East countries and Russia and weak global economic outlook. Such decline in the prices of oil and natural gas could negatively affect the demand for PV products by reducing the cost of generating electricity from these sources.

For more information, see “Risk Factors—Risks Related to Our Industry—Declines in the prices of other energy sources, including oil and natural gas, could have a material adverse effect on the demand for PV products and our business and prospects.”

Trade Disputes

The PV industry, including power generation and solar cell and module manufacturing, has been subsidized by individual governments. As a result, numerous trade disputes have occurred among the key solar markets. Some of the disputes in recent years include:

•	the U.S. Department of Commerce trade case on Chinese PV modules that are made with PV cells not manufactured in China commenced in 2014;

•	the EU trade case on Chinese PV modules commenced in 2013; and

•	the U.S. Department of Commerce trade case on Chinese PV products that are made with PV cells manufactured in China commenced in 2012

For more information, please refer to the “Risk Factors—Risks Related to Our Company—Changes in international trade policies and international barriers to trade may materially and adversely affect our ability to export our products worldwide.”

OUR CORPORATE HISTORY AND STRUCTURE

History and Development of the Company

We commenced operations through SolarOne Qidong in August 2004. In anticipation of our initial public offering, we incorporated Hanwha SolarOne, formerly known as Solarfun Power Holdings Co., Ltd., in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a wholly owned holding company structure, Hanwha SolarOne Investment Holding Ltd (“SolarOne BVI”) in the British Virgin Islands in May 2006, which purchased all of the equity interests in SolarOne Qidong.

In March 2006, April 2007 and May 16, 2007, we established Hanwha SolarOne (Shanghai) Co., Ltd. (“Solar Shanghai”), Hanwha Solar Engineering Research and Development Center Co., Ltd. (“Solar R&D”) and SolarOne Hong Kong, respectively.

We acquired a 52% interest in Hanwha SolarOne Technology in July 2007 and acquired the remaining 48% in August 2008. In September 2007, we established a wholly owned subsidiary, Hanwha SolarOne U.S.A. Inc., (“SolarOne U.S.A.”) as part of our plan to enter the United States market. On November 30, 2007, SolarOne BVI transferred all of the equity interests in SolarOne Qidong to SolarOne Hong Kong for consideration of US$199.0 million. In February 2008, we established a wholly owned subsidiary, Hanwha SolarOne GmbH in Germany to sell solar products in the European markets. In November 2009, we acquired the remaining 17% equity interest in Solar Shanghai and Solar Shanghai became our wholly owned subsidiary after the completion of this transaction. We established Hanwha Solar Electric Power Engineering Co., Ltd. (“Solar Engineering”) in May 2010 under SolarOne Qidong to engage in the solar power project business.

In September 2010, we issued and sold to Hanwha Solar 36,455,089 ordinary shares for an aggregate sale price of US$78.2 million. Concurrently with the closing of that offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar at par value. At the same time, Hanwha Solar completed the acquisitions from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd., the company owned by Mr. Yonghua Lu, our former chairman, of a total of 120,407,700 ordinary shares and 1,281,011 ADSs of our company, representing all of the ordinary shares and ADSs held by them. Hanwha Solar, a company that engages in solar business, is a wholly owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemicals, solar energy, construction, automotive and electronic materials and products.

In November 2010, we issued and sold 9,200,000 ADSs for an aggregate sale price of US$82.8 million. In order for Hanwha Solar to maintain after the offering the same level of beneficial ownership in our company before the offering, we also issued and sold to Hanwha Solar 45,981,604 ordinary shares for an aggregate sale price of US$82.8 million.

We changed our name from “Solarfun Power Holdings Co., Ltd.” to “Hanwha SolarOne Co., Ltd.” on December 20, 2010 and our ticker from “SOLF” to “HSOL” on February 15, 2011.

In April 2011, we established Nantong Hanwha Import & Export Co., Ltd., under SolarOne Qidong to engage in import and export of PV products and technology and Hanwha SolarOne (Nantong) Co., Ltd. (“SolarOne Nantong”) under SolarOne Hong Kong to develop, manufacture and sell PV products.

In February 2012, we established Hanwha Solar Canada Inc. under SolarOne Hong Kong to sell solar products in Canada.

In May 2012, we acquired Hanwha Solar Australia Pty Ltd. from Hanwha Corporation to sell solar products in Australia.

In July 2013, we established Nantong Hanwha PV-Tech Energy Co., Ltd. under SolarOne Qidong to provide solar system integration services in China.

On November 28, 2014, we established Hanwha SolarOne Power Generation (Wuxi) Co., Ltd. under SolarOne Hong Kong to provide solar system integration services in China.

On December 19, 2014, we established Hanwha Solar Global Co., Ltd., which subsequently changed its name to Hanwha Q CELLS Corp., to manage our operations in Korea.

Effective as of June 15, 2015, we changed the ratio of our ADS to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifty ordinary shares.

Q CELLS

Q CELLS commenced its operation as Q-Cells AG in 1999 followed by an initial public offering in Germany in 2005 and a subsequent name change in 2008 to Q Cells SE. In 2009, it commenced the production of PV cells at its Malaysian facility. After a bankruptcy filing in Germany in April 2012 by Q Cells SE, its productions facilities in Germany and Malaysia, as well as its research and development organization and certain marketing subsidiaries, were acquired in October 2012 by Hanwha Solar.

Hanwha SolarOne’s Acquisition of Q CELLS

In February 2015, we issued 3,701,145,330 ordinary shares to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to us and Q CELLS became our wholly-owned subsidiary. As a result of the transaction, Hanwha Solar’s ownership of our ordinary shares increased from approximately 45.7% to approximately 94.0%. In connection with the transaction, we changed our name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” and our ticker from “HSOL” to “HQCL” on February 9, 2015.

Organizational Structure

Hanwha Solar became our largest shareholder through a series of transactions in September 2010. Hanwha Solar is a wholly owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemicals, solar energy, construction, automotive and electronic materials and products. The diagram below sets forth the entities directly or indirectly controlled by us as of April 28, 2015. We may from time to time make adjustments to our subsidiaries based on our business strategy and the performance of such subsidiaries.

OUR BUSINESS

Overview

We are a global, leading solar energy company involved in manufacturing of solar modules and development and management of downstream solar farms. We manufacture a variety of PV cells and PV modules at our manufacturing facilities in China and Malaysia using advanced manufacturing process technologies including those developed at our research and development facilities in Germany. We sell PV cells and PV modules both directly to system integrators and through third party distributors. We supply our solar products across the world to over 250 customers, mainly in Japan, Germany, the United Kingdom, China, the United States, Korea and Canada.

We also engage in PV downstream businesses, which include developing solar power projects and providing engineering, procurement and construction services and operation and management services. We develop and build solar power projects incorporating our PV modules to sell them to third-party purchasers upon completion, and, for certain projects, provide operation and management services including inspections, repair and replacement of plant equipment, site management and administrative support services.

In February 2015, we acquired 100% of the outstanding share capital of Q CELLS, a leading solar energy company engaged in the manufacturing of PV cells and modules and PV downstream business, from Hanwha Solar in exchange for issuing our new ordinary shares to Hanwha Solar, which increased Hanwha Solar’s ownership of our ordinary shares from approximately 45.7% to approximately 94.0%.

As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules and 1.75 GW for PV cells, and Q CELLS had annual production capacities of 130 MW for PV modules and 1.53 GW for PV cells. In 2015, we plan to add 1,500 MW and 500 MW of annual module production capacity in Malaysia and Korea, respectively, and increase our total cell production capacity to approximately 3.7 GW by upgrading our existing facilities in China and Malaysia. We have continuously improved process technology and product quality since we commenced our commercial production in 2005. In December 2014, Hanwha SolarOne’s multicrystalline PV cells achieved conversion efficiency rate of 17.7% and Q CELLS’ monocrystalline, Q.ANTUM multicrystalline (a product line utilizing passivated emitter rear contact technology) and traditional back surface field multicrystalline PV cells achieved conversion efficiency rates of 19.5%, 18.8% and 17.9%, respectively, each based on the monthly average conversion efficiency rates of commercially produced PV cells.

Hanwha SolarOne’s net revenues were RMB3,678.4 million, RMB4,725.7 million (US$761.6 million) and RMB4,837.0 million (US$779.6 million) in 2012, 2013 and 2014, respectively, and Q CELLS’ net revenues were US$530.1 million and US$773.1 million in 2013 and 2014, respectively. Hanwha SolarOne’s net revenues from its related parties amounted to RMB2,263.4 million (US$364.8 million) in 2014 representing 46.8% of its net revenues in 2014 and Q CELLS’ net revenues from its related parties amounted to US$465.0 million in 2014 representing 60.1% of its net revenues in 2014. Hanwha SolarOne recorded net losses of RMB1,562.9 million, RMB874.1 million (US$140.8 million) and RMB626.7 million (US$101.0 million) in 2012, 2013 and 2014, respectively, and Q CELLS recorded net loss of US$48.0 million in 2013 and net income of US$3.0 million in 2014. As of December 31, 2014, Hanwha SolarOne had accumulated deficit of RMB2,931.3 million (US$472.4 million) and Q CELLS had accumulated deficit of US$64.0 million. As of December 31, 2014, Hanwha SolarOne had RMB4,491.7 million (US$723.9 million) of bank borrowings and RMB611.9 million (US$98.6 million) of long-term notes outstanding and Q CELLS had US$285.8 million of debt outstanding.

Our net sales in the first quarter of 2015 amounted to US$333.5 million, among which US$173.4 million, or 52.0%, was derived from sales to related parties. We recorded net loss of US$20.4 million in the first quarter of 2015 and had accumulated deficit of US$84.4 million, long-term debt (including current portion) of US$882.8 million and short-term debt of US$235.1 million as of March 31, 2015.

Our principal executive offices are located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea. Our telephone number at this address is (82-2) 729-2930 and our fax number is 82-2-729-1372. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.hanwha-solarone.com. The information contained on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success and will help differentiate us from our competitors.

Largest PV Solar Cell Manufacturer Globally with Industry Leading Module Production Capacity

On a combined basis including Q CELLS, we believe we are one of the largest PV cell and module manufacturers in the world as of December 31, 2014 in terms of production capacity based on the public filings made by our competitors. Our cell and module manufacturing capacity on a combined basis including Q CELLS stood at 3.28 GW and 2.20 GW, respectively, as of December 31, 2014. On a combined basis, we shipped 1,814 MW and 2,176 MW of PV modules globally in 2013 and in 2014, respectively. We believe our large production capacity provides us with economies of scale and operating efficiencies, which are further reinforced through our growing downstream business that provides stable demand for our PV modules and sufficient production feedback support.

In addition, we plan to reach well-balanced PV cell and module capacity level through strategically-located production facilities in order to effectively serve the global market, while achieving highly competitive cost structure through economies of scale. We plan to add 1,500 MW of annual module production capacity to our existing production base in Cyberjaya, Malaysia, which is scheduled to begin production in the second half of 2015. Also, we plan to build a new solar photovoltaic (PV) module factory in Eumseong, Chungbuk, Korea, scheduled to begin production in mid 2015, which will add an additional annual manufacturing capacity of 500 MW. We believe the new production capacity in both Malaysia and Korea will enable us to compete more effectively in the market while lowering costs and capitalizing on each regions’ competitive advantages. Lastly, in June 2015, Hanwha Q CELLS Korea Corp., an indirect subsidiary of Hanwha Corporation and not our consolidated subsidiary, announced its plan to build a 1.5 GW PV cell plant in Jincheon, Korea, which, when completed, can provide us with an additional indirect source of capacity through the Hanwha affiliate. The annual production capacity of this cell plant is expected to reach 600 MW by the end of 2015.

In April 2015, we signed a major solar module supply agreement with NextEra Energy Resources, LLC to supply more than 1.5 GW of solar modules to NextEra Energy Resources and its affiliates between the fourth quarter of 2015 and the fourth quarter of 2016. This agreement highlights our industry-leading scale and we expect that it will enable us to increase our market share in the United States. We plan to supply these shipments to NextEra Energy Resources from our cell and module production facilities currently operating or planned to be constructed in Malaysia and Korea.

Globally Diversified Manufacturing Footprint to Effectively Address Trade Constraints

Unlike many of our competitors who have module production facilities exclusively in China, we own a globally diversified manufacturing footprint located across China, Malaysia and Korea. Of the 4.30 GW module capacity we anticipate to have operational by the end of 2015, when expansion in Malaysia and Korea is completed, more than a third of our total module capacity will come from outside of China, with 1,500 MW and 500 MW of capacity coming from our Malaysia and Korea plants, respectively. We believe our diversified production footprint provides us with not only the flexibility and resilience to meet the demands of our global customer base but also the added benefit of being partially insulated from potential risks arising from the current trade disputes between China and the U.S. or the EU, including due to anti-dumping and countervailing duties against solar cells and modules manufactured in China. Some of our key competitors, including Trina Solar Limited and JinkoSolar Holding Co., Ltd., have recently announced plans to expand their manufacturing facilities outside China as a means to circumvent potentially adverse effects from anti-dumping and countervailing duties imposed on PV products manufactured in China. If these plans are executed successfully, our competitive advantage of having significant manufacturing capacity outside of China that are insulated from potential trade disputes may be undermined.

Moreover, we believe we have optimally deployed and positioned our resources to strategically utilize our manufacturing and product development capabilities. On the production side, we believe we are able to leverage the low labor costs in our production facilities in China, favorable governmental support and strategic geographic position in Malaysia, and proficient labor and quality control competencies in our planned new facility in Korea. On the research and development side, our global technology and innovation headquarters in Germany is well positioned to utilize the experienced workforce in product and technology development together with the strong collaboration initiatives we currently have with leading German technology institutes. We believe our strategic global presence provides us with unique competitive advantages over many of our competitors.

Premium Brand through Superior Product Performance and Research and Development Capabilities

We have one of the most recognizable brands in the global solar industry with a reputation for top tier quality and cutting edge technology based on our strong research and development capabilities in our research and development center in Germany. We have won multiple awards and accolades from prestigious solar institutions with Q CELLS being awarded as the Top Brand PV Modules by EUPD Research for 2014 and Best Polycrystalline Solar Module by Photon for 2013. Furthermore, our strong brand equity enables us to price our panels at a relative premium compared to our competitors, which creates a virtuous cycle of being able to invest further into research and development that helps maintain our technological edge and premium brand equity over our competitors.

Our research and development team consists of approximately 200 researchers and engineers that are all based in our global technology and innovation headquarters in Thalheim, Germany. With more than 270 issued and pending patents and in close cooperation with leading German institutes such as imec, VDE and Fraunhofer, we have been able to stay at the forefront of technology and innovation.

Some of our recent technological innovations include:

•	Q.ANTUM Technology, which enables our multi-crystalline cells to yield conversion efficiency rates of approximately 19.0% and additional 10 W output uplift by adding an aluminum oxide passivation layer on the back of the cells, represents one of the world’s most efficient commercialized multicrystalline PERC cells in the market. After successfully commencing mass production in 2014, we plan to engage in commercial production at our Malaysia plant by the second half of 2015. Solar modules to be supplied to NextEra Energy Resources under the module supply agreement signed in April 2015 will use our Q.ANTUM cells.

•	Dark Poly Technology, which enables the production of panels with darker exterior without sacrificing quality or efficiency, which usually decrease in darker color exteriors, through the injection of special gases. We believe this technology will enable us to increase our sales in the aesthetic-sensitive residential solar segment which historically had a preference for darker panels.

•	Half-Cell Technology, which involves cutting the cells with laser, halving the cell area and decreasing DC (direct current) resistance. We believe this technology will increase output with almost no incremental costs and plan on upgrading all of our module lines to be compatible with Half-Cell technology by the second half of 2015.

Competitive Cost Structure with Further Cost Reduction Opportunities

Leveraging our significant scale, strong research and development capabilities and low-cost manufacturing bases in both Malaysia and China, we have been able to achieve highly competitive cost structures that not only enable us to competitively price our products but also improve our overall margin profile. Although some of our competitors may have marginally lower cost structures than us, we believe our current cost structure is in line and at competitive levels with those of our major peers based on publicly available data.

Our largest manufacturing plant in China, which is located in Qidong, enables us to capitalize on the inherent lower labor costs and supply chain in the region. Additionally, we are currently in the process of migrating our cutting edge manufacturing technology and know-how developed in our research and development center in Germany to our other production facilities, which we anticipate will yield in further cost reductions and operating efficiencies. In Malaysia, we plan on further reducing our industry leading all-in cell manufacturing costs, which is lower than many of our key Chinese competitors’, through further optimization of our fully automated facility.

We expect to realize additional cost saving opportunities arising from the successful integration of Hanwha SolarOne and Q CELLS, which is still in progress. We anticipate meaningful cost savings through procurement efficiencies, optimization of administrative, sales and marketing functions and restructuring of our manufacturing operations. Furthermore, in March 2015, we ceased commercial production at our German production base and plan to transfer the production equipment to more cost-competitive manufacturing sites in Malaysia and Korea, which we anticipate will provide additional cost reduction benefits.

Proven Downstream Capabilities with Large Pipeline

We have a proven track record in downstream development with an extensive downstream pipeline, which favorably positions us to capitalize on the rapidly growing downstream segment.

Since 2007, on a combined basis including Q CELLS, we have installed over 700 MW of downstream project globally, serviced over 455 MW in operations and maintenance services, and facilitated investments of more than US$1.0 billion. Some of our key projects include 91MW project in Brandenburg-Briest, Germany, 33.6 MW project in Arnedo, Spain, 13.3 MW project in Montijo, Portugal and 24.3 MW project in Cambridge, United Kingdom.

As of April 24, 2015, on a combined basis including Q CELLS, we had a total downstream pipeline size of 1.18 GW across multiple regions and all development stages. In terms of regional breakdown, Europe, Latin America, China and the rest of the world made up 21.0%, 59.0%, 6.4% and 13.6% of our downstream pipeline respectively. Of this pipeline, as of April 24, 2015, 66.2% were at early and mid stage making up the majority with late stage at 33.8% of the pipeline.

We plan on further developing our capabilities and pipeline within the downstream segment to further support our growth while diversifying our revenues stream and enhancing our margin profile, although we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the PV downstream sector.

Strong and Synergistic Relationship with Hanwha Group, a leading Korean Conglomerate

We believe that our relationship with Hanwha Group, a leading Korean conglomerate that controls us, provides us with significant tangible benefits. The solar business is one of the core strategic industries that Hanwha Group is focused on and we anticipate continued support, both directly and indirectly, to further drive our growth and enhance our overall competitiveness within the industry.

With more than US$36 billion in consolidated revenues for 2014 and 113 overseas network companies, Hanwha Group is the 9th largest conglomerate in Korea by aggregate asset size and ranked 331st in Fortune Global 500 2014 list. With more than 60 years of history and presence in various industry verticals, Hanwha Group has amassed an extensive and international knowledge base on management and strategies that many of our competitors do not possess, which we believe to be a strong competitive advantage especially in light of the recent developments around trade disputes among key solar market countries.

With existing operations and expertise in the broader solar value chain across midstream, upstream polysilicon to downstream EPC and financing, we stand to benefit from potential cooperation with the Hanwha Group in enhancing our capabilities in both the midstream and downstream segments of the solar value chain. On the production side, Hanwha Q CELLS Korea Corp. can provide us with an additional 1.5 GW of PV cell capacity once its Korea plant is completed while Hanwha Advanced Materials’ high-quality EVA sheets provide us with a stable source of key raw materials. On downstream, there is an additional downstream pipeline of 1.16 GW across other Hanwha Group affiliates as of April 24, 2015—with 66.8% at early stage and mid stage, and 33.2% at late stage of development, respectively—which provide us with not only demand sources for our modules but further collaboration opportunities for future project sourcing and development.

Lastly, we are currently assessing multiple alternatives with respect to our other solar energy related affiliates such as Hanwha Energy Corporation, Hanwha Q CELLS Korea Corp., Hanwha Q CELLS Japan Corp., Hanwha Q CELLS Americas Holdings Corp. and Hanwha Q CELLS USA Corp., including potential combinations with them or other restructuring.

Our Business Strategies

Our primary objective is to become a global leader in solar power product manufacturing and solar power project development. We intend to achieve this objective by executing the following strategies:

Accelerate Downstream Expansion and Capabilities

Leveraging our strong leadership position in the midstream segment, we intend to further accelerate our expansion into the downstream to achieve our objective of becoming a leader in solar power project development, which we believe will offer attractive growth opportunities and strong margin profiles. We plan on utilizing our extensive global presence and sales network while also drawing on Hanwha Group’s global network, to further build out our pipeline and enhance our capabilities across all stages of the downstream value chain. We plan to initially focus on markets where we currently have midstream operations and existing sales force such as China, Japan, the U.S. and Europe while gradually expanding our presence into key high-growth strategic markets such as Latin America, Southeast Asia and the Middle East. In addition to developing our own downstream projects, we are assessing the option of consolidating and combining the 1.16 GW downstream pipeline currently owned by other Hanwha Group affiliates with our existing 1.18 GW pipeline to further harness economies of scale while optimizing synergies across the wider group. If fully consolidated, the pipeline would have a total of 2.34 GW, with 65% at early stage and mid stage, and 35% at late stage of development, respectively. In terms of regional breakdown, the portfolio would consist of 20% in Europe, Middle East and Africa, with Asia Pacific, Latin America and North America contributing 35%, 27% and 18%, respectively.

Upon successful expansion of our downstream pipeline and accumulation of know-how and expertise across the key stages of downstream project development, we intend to expand our scope to operate and manage some of these solar projects as an independent power producer (“IPP”), in cooperation with affiliates of the Hanwha Group and other key strategic partners. In managing these solar projects, we may explore and/or utilize various investment vehicles such as YieldCo and Solar REIT structures, to maximize yields and returns for our shareholders while optimizing our capital structure. For the description of these investment vehicles, see “Industry Overview—Installation / Generation (“Downstream”)”.

Secure Market Leadership in the Largest PV Markets

We intend to execute a tailored strategy for the four largest PV markets (the United States, Europe, China and Japan), drawing on our competitive strengths and capabilities across manufacturing, sales, marketing and R&D to enhance our market share and presence in the respective regions.

•	For the U.S. market, we plan on utilizing production from our non-China manufacturing facilities in Malaysia and Korea, which will enable us to compete more effectively in terms of pricing against our key competitors whose manufacturing is mostly done within Greater China and subsequently will be subject to anti-dumping and countervailing duties. We expect that our agreement with NextEra Energy Resources to supply more than 1.5 GW of solar modules between the fourth quarter of 2015 and the fourth quarter of 2016 will enable us to increase our market share in the United States. We plan to supply these shipments to NextEra Energy Resources from our cell and module production facilities currently operating or planned to be constructed in Malaysia and Korea.

•	In Europe, we intend to leverage our strong market position and well-recognized brand in the region from the legacy Q CELLS operations before our acquisition, to further penetrate and solidify our presence across both midstream and downstream segments. We also intend to supply the European market through our Malaysian and Korean facilities to avoid the minimum import price and export quota imposed on Chinese manufacturers.

•	In Asia, our primary focus will be expanding our market share in the two largest PV markets in the world, namely China and Japan. For China, we plan on optimizing our existing manufacturing facility, sales network and relationships from the Hanwha SolarOne operations to further enhance our market presence while gradually elevating our overall positioning in terms of branding, pricing and quality by utilizing Q CELLS’ research and development expertise and brand image. In Japan, where we are one of the largest foreign suppliers of solar modules, we intend to take a two-tiered strategy tailored for the utility and residential / commercial segments with a segmented product lineup.

Maintain Leadership in Technology and Research and Development to Retain Our Premium Product Quality and Brand Position

Continued investment in research and development and technological development will remain as one of our key focus areas for the future. We believe our strong research and development capabilities with a focus on quality and developing cutting edge technologies are at the foundation of our future success while enabling our products to demand a premium over the products of most of our competitors.

Through our global technology and innovation headquarters in Germany, we intend to focus on core technologies that will enhance our cell efficiency and manufacturing capabilities that will contribute to further cost reductions. Also, we plan on commercializing our technologies into actual manufacturing and operations in a timely manner by structuring an organic internal research and development ecosystem, with our research and development center in Germany as the control tower and locally deployed engineers in each manufacturing facility as the implementing vehicles, to ensure mutual interaction and feedback between the laboratory and production facilities.

Simultaneously, we aim to translate our technology leadership to the brand equity to retain our premium pricing. We believe we will be able to price our products at a premium compared to our competitors, especially upon successful commercialization of our advanced technologies such as Half Cell and Q.ANTUM as such technologies will enable our products to achieve higher output, efficiency and overall quality. We believe this strategy can be implemented on not only the former Q CELLS products but also the former SolarOne products, especially in China, through transfer of technology and integrated and optimized branding policy.

Continue Optimizing Cost Structure to Enhance Our Margin Profile

We intend to continuously reduce our manufacturing costs to remain competitive and improve our margin profile. Through our increased module capacity at our highly efficient and fully automated plant in Malaysia per our announcement in October 2014, we anticipate further cost savings with additional cost savings arising from discontinuation of our PV module processing arrangements with third party manufacturers, which will help internalize the processing margins. Of the 1,500 MW planned module capacity expansion, we expect to begin a first test production in mid 2015 from our new production lines and reach full utilization by late 2015.

Furthermore, we believe our restructuring plan announced in January 2015 to cease production activities in Germany and transfer our manufacturing equipment to more cost-competitive production bases will enable us to realize further cost reduction opportunities. We expect to save approximately US$30 million per annum in labor and general costs through the Germany restructuring, with additional room for manufacturing cost reduction through increased production capacity at the more cost-efficient manufacturing bases, especially in our Malaysia plant.

Moreover, we plan on transferring our advanced manufacturing know-how and research and development expertise from our German operations to our facilities in China and Malaysia, which we expect will result in additional cost reduction from increased output and efficiency. We also plan to continuously achieve cost saving through technological initiatives, as shown in our development and commercial application of research output such as Half-Cell technologies.

Deploy Capital Effectively and Maintain Prudent Leverage Ratio

We plan on placing great emphasis on deploying capital more efficiently and effectively while maintaining a healthy and prudent leverage profile. We intend to apply a disciplined approach towards capital expenditures by optimally utilizing our current capacity at our respective facilities and expanding capacity in a well-coordinated and prudent manner only on a critical need basis to minimize cash outlay. We also plan on minimizing external sources of funding to the extent possible while maximizing the use of our operating cash flows to fund our operations and expansion, which we expect will gradually result in improved leverage ratios.

We believe that through this disciplined approach towards our balance sheet, we will be better positioned to manage the potential risks and volatility associated with the industry while minimizing the burden of interest costs and restrictive covenants associated with excess leverage.

Our Products and Services

Our principal products include PV modules, PV cells, silicon ingots and silicon wafers. Substantially all of the ingots, wafers and PV cells we produce are used for our own PV module production. We also engage in PV downstream business by developing solar power projects and providing engineering, procurement and construction services and operation and management services.

The following tables set forth the net revenues from principal products and services of Hanwha SolarOne and Q CELLS and the related percentage data for the periods indicated:

Hanwha SolarOne	For the Year Ended December 31,
	2012		2013			2014
	Revenue (RMB)	% of Revenue	Revenue (RMB)	Revenue (US$)	% of Revenue	Revenue (RMB)	Revenue (US$)	% of Revenue
	(in millions, except percentages)
PV Module	3,310	90.0%	4,151	669.1	87.8%	4,228	681.4	87.4%
Module Processing Service	—	—	409	65.9	8.6%	509	82.1	10.5%
Other PV Products	34	0.9%	53	8.5	1.1%	61	9.8	1.3%
PV Cells	30	0.8%	43	6.9	0.9%	41	6.6	0.9%
Ingots and Wafers	4	0.1%	10	1.6	0.2%	20	3.2	0.4%
PV Downstream Business	141	3.8%	75	12.0	1.6%	14	2.3	0.3%
Others(1)	193	5.3%	38	6.1	0.9%	25	4.0	0.5%

Total Net Revenues	3,678	100%	4,726	761.7	100%	4,837	779.6	100%

(1)	Includes sales of scrap and packaging materials.

Q CELLS	For the Year Ended December 31,
	2013		2014
	Revenue (US$)	% of Revenue	Revenue (US$)	% of Revenue
	(in millions, except percentages)
PV Module	464.5	88%	695.2	92%
PV Cells	64.2	12%	19.4	3%
PV Downstream Business	—	0%	57.5	5%
Others(1)	1.5	0%	1.0	0%

Total Net Sales	530.1	100%	773.1	100%

(1)	Includes sales of scrap and packaging materials.

PV Products

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 235 W to 315 W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 250 W and 315 W.

The following table sets forth the types of PV modules we currently manufacture with the specifications indicated:

Manufacturer	PV Module Manufactured with:	Manufacturing Facility	Dimensions (mm)	Weight (Kg)	Power (W)
Hanwha SolarOne	Multicrystalline Silicon Cell	China	1636 x 988 x 40	19±0.5	235 – 260
		China	1956 x 988 x 45	27±0.5	285 – 310
		China	1652 x 1000 x 45	21±0.5	235 – 260
		China	1966 x 1000 x 50	19±0.5	280 – 310
		China	1670 x 1000 x 32	18.5±0.5	245 – 270
		China	1972 x 992 x 40	23±0.5	290 – 315
Q CELLS	Monocrystalline Silicon Cell	Malaysia/Germany(1)	1670 x 1000	19±0.5	275 – 285
	Multicrystalline Silicon Cell	Malaysia/Germany(1)	1670 x 1000	19±0.5	255 – 285

(1)	In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

All of the PV modules that we sell are produced from the PV cells manufactured by us. In previous years, Hanwha SolarOne provided PV module processing services to produce PV modules from PV cells provided by Q CELLS. Q CELLS also has other third-party module processing service providers that produce a portion of its PV modules using PV cells manufactured by Q CELLS.

A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. PV cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery. The key technical efficiency measurement of PV cells is the conversion efficiency rate. Assuming other things being the same, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. We use most of the PV cells that we manufacture to assemble our PV modules. The following table sets forth specifications of types of PV cells we currently produce:

Manufacturer	PV Cell Type	Manufacturing Facility	Dimensions (mm x mm)	Conversion Efficiency Rate (in 2014) (%)	Thickness (m)	Maximum Power per Cell (W)
Hanwha SolarOne	Multicrystalline Silicon Cell	China	156 x 156	17.4 – 18.2	180 – 220	4.43
Q CELLS	Monocrystalline Silicon Cell	Germany(1)	156 x 156	19.0 – 19.6	180 – 220	4.77
	Multicrystalline Silicon Cell	Malaysia / Germany(1)	156 x 156	17.2 – 18.8	180 – 220	4.58

(1)	In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

We believe our PV cells and modules are competitive with other products in the PV market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs. Both Hanwha SolarOne and Q CELLS introduced solar modules with anti-potential induced degradation (“PID”) features in or before 2013, by improving the materials used for encapsulation and upgrading the technology of cells used in modules. PID is a phenomenon which occurs when ions are driven between the semiconductor material and other elements of the module (e.g., glass, mount and frame), causing the module’s power output capacity to degrade faster than the standard impairment rate. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline (“PERC”) cells, which have higher conversion efficiency rate than traditional back surface field cells, at its German facilities and started marketing them under its “Q.ANTUM” brand.

We also manufacture silicon ingots and wafers through SolarOne Technology, our wholly-owned subsidiary that commenced operations in October 2007. As of December 31, 2014, we had annual production capacities of 800 MW for each of ingots and wafers. The silicon ingots and wafers manufactured by SolarOne Technology are generally used for our manufacture of PV cells and PV modules.

PV Downstream Business

In response to the rapidly evolving conditions in the PV industry, Q CELLS and Hanwha SolarOne have expanded into the PV downstream business since 2007 and 2010, respectively. Our current PV downstream business includes developing solar power projects and providing engineering, procurement and construction services and operation and management services. We develop and build solar power projects incorporating our PV modules to sell them to third-party purchasers upon completion, and, for certain projects, provide operation and management services including inspections, repair and replacement of plant equipment, site management and administrative support services. Our business strategy includes expansion of our PV downstream business, which we believe would contribute to increasing our profit margin. We also work jointly with certain member companies of the Hanwha Group, including Hanwha Q CELLS USA Corp., Hanwha Q CELLS Japan Corp., Hanwha Q CELLS Korea Corp., Hanwha Engineering & Construction Corp., Hanwha Life Insurance Co., Ltd. and Hanwha Energy Corporation, to utilize their experiences and resources in project development, engineering, procurement and construction services and project financing.

In 2014, Hanwha SolarOne generated RMB14 million (US$2.3 million) of net revenues and Q CELLS generated US$57.5 million of net revenues from the PV downstream business. In 2014, Hanwha SolarOne completed four projects, all in China, with an aggregate capacity of 41.0 MW, and Q CELLS completed 26 projects with an aggregate capacity of 141.9 MW. The following table sets forth projects completed in 2014 and our project pipeline (including the pipeline of our non-consolidated affiliates) as of April 24, 2015:

Entity	Region	Completed Projects in 2014	Project Pipeline as of April 24, 2015 (Early and Mid Stages)	Project Pipeline as of April 24, 2015 (Late Stage(1))
Hanwha SolarOne	China	41.0 MW	73.0 MW	2.2 MW
Q CELLS	Europe, the Middle East, Africa and Latin America	45.8 MW	709.4 MW	396.6 MW
Affiliates	North America(2)	52.0 MW	267.2 MW	164.7 MW
Affiliates	Others(2)	44.1 MW	509.9 MW	219.8 MW

Total		182.9 MW	1,559.5 MW	783.3 MW

(1)	Late stage projects mean projects that have obtained all major regulatory approvals with project site contractually secured and have a power purchase agreement signed or in its final negotiation stage, which are expected to commence construction within 12 months.
(2)	Pipeline in North America, Japan, Korea, India, Thailand and Jordan through other member companies of Hanwha Group.

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We believe it is important to secure a stable supply of raw materials, while not being overly dependent on a limited number of supply sources. The aggregate purchase amounts attributable to Hanwha SolarOne’s five largest silicon materials suppliers in 2012, 2013 and 2014 were 72.4%, 76.7% and 87.4%, respectively, of its total silicon material purchases. The aggregate purchase amounts attributable to Q CELLS’ five largest silicon materials suppliers in 2013 and 2014 were 99.9% and 97.2%, respectively, of its total silicon material purchases. We seek to maintain multiple supply sources of raw materials to the extent practicable and have not in the past experienced any material disruption of our manufacturing process due to insufficient supply of raw materials.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required for additional supplies when needed. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies in a timely manner on the other. Hanwha SolarOne had RMB187.4 million, RMB276.5 million (US$44.6 million) and RMB385.4 million (US$62.1 million) of raw materials in inventory as of December 31, 2012, 2013 and 2014, respectively, and Q CELLS had US$47.5 million and US$64.5 million of raw materials in inventory as of December 31, 2013 and 2014, respectively.

Silicon-based Raw Materials

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. We currently use 6-inch wafers in our production. We produce a portion of our silicon wafer supplies internally through SolarOne Technology. In 2014, silicon wafers produced internally accounted for approximately 43% of our total silicon wafer supplies. We purchase some of these supplies through the trading department of Hanwha Corporation. We procure the remainder of our silicon wafer supplies from third-party suppliers either on a purchase order basis or under multi-year supply agreements, with the majority of our purchases being made from Chinese suppliers. Our multi-year supply agreements have terms ranging from one to seven years and generally provide for adjustments to purchase price to reflect changes in market conditions or through mutual agreement. We may also procure a small portion of silicon wafer supplies through spot market purchases. Currently, our principal silicon wafer suppliers include GCL Silicon Technology Holdings Limited, Jiangsu Meike Silicon Energy Co., Ltd., Konca Solar Cell HK Co., Ltd. and Green Energy Technology Inc.

The key raw material for our internal production of silicon ingots and wafers is polysilicon. Currently, our principal polysilicon suppliers include Wacker Chemie AG, Zhonggui High Technology Co., Ltd. and Hanwha Chemical.

Other Raw Materials

In addition to silicon and silicon wafers, we use a variety of other raw materials for our production. As part of our continuing cost control efforts, we source a significant portion of these raw materials locally. We believe that our policy to use primarily locally sourced raw materials and our continuing price negotiations with our local raw material suppliers have contributed significantly to our operating margins. The use of locally sourced raw materials also shortens our lead order time and provides us with better access to technical and other support from our suppliers.

Production and Project Development

Production Facilities

Hanwha SolarOne manufactures PV cells and PV modules through SolarOne Qidong, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 173,220 square meters in Qidong, Jiangsu

Province, China. Q CELLS manufactures PV cells and PV modules through Hanwha Q CELLS Malaysia Sdn. Bhd., our wholly owned subsidiary in Malaysia, with facilities in Cyberjaya, Malaysia. Hanwha SolarOne commenced commercial production on its first PV cell production line in November 2005 and Q CELLS commenced production of PV cells in 2001 at its German facility and in 2009 at its Malaysian facility. As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules, 1.75 GW for PV cells and 800 MW for each of silicon ingots and wafers, and Q CELLS had annual production capacities of 130 MW for PV modules and 1.53 GW for PV cells. In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

We manufacture our silicon ingots and wafers through SolarOne Technology, one of our wholly owned subsidiaries, with facilities occupying a gross floor area of approximately 104,479 square meters in Lianyungang, Jiangsu Province, China. SolarOne Technology commenced its operations in October 2007. As of December 31, 2014, SolarOne Technology had annual production capacities of 800 MW for silicon ingots and wafers. We produce multicrystalline silicon wafers with a dimension of 156 mm x 156 mm and a thickness of 180 microns.

The table below sets forth our PV product manufacturing capacity at our manufacturing facilities as of December 31, 2014:

Manufacturer	Products	Facilities locations	Rated manufacturing capacity per annum as of December 31, 2014 (in MW)
Hanwha SolarOne	PV Cell	Qidong, China	1,750
	PV Module	Qidong, China	2,070
	Silicon Wafers	Lianyungang, China	800
	Silicon Ingots	Lianyungang, China	800
Q CELLS	PV Cell	Thalheim, Germany(1)	230
		Cyberjaya, Malaysia	1,300
	PV Module	Thalheim, Germany(1)	130

(1)	In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

We set our production plans on an annual, semi-annual and monthly basis in accordance with anticipated demand and make weekly adjustments to our production schedule based on actual orders received.

Production Process

The following diagram shows the general production stages for our PV cells:

The following diagram shows the production procedures for our PV modules:

Quality Control and Certifications

Our finished PV cells and PV modules are inspected and tested according to standardized procedures. In addition, we have established multiple inspection points at key production stages to identify product defects during the production process. Unfinished products that are found to be below standard are repaired or replaced.

Our quality control procedures also include raw material quality inspection and testing. Moreover, we provide regular training and specific guidelines to our operators to ensure that production processes meet our quality inspection and other quality control procedures.

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2008 quality management system certification for the process of design, production and sale of our PV modules, ISO 14001:2004 environmental management system certification, ISO 50001: 2011 energy management systems, OHSAS 18001:2007 occupational health and safety management system certification and the IEC certification for our PV modules and the UL certification. The IEC certification is issued by independent institutes TÜV and VDE in Germany to certify our PV modules are qualified under IEC 61215 and IEC 61730 safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries, as well as countries in Asia, the Middle East and South Africa. We obtained UL certification issued by Underwriters Laboratories Inc. and Canadian Standard Association, independent product-safety testing and certification organizations in the United States and Canada, which will enable us to sell our products to customers in the North America. Furthermore, in the United States, our modules have been certified by the California Energy Commission, the state’s primary energy policy and planning agency. We obtained a certification issued by KEMCO, an independent product-safety testing and certification organization in Korea, which enables us to sell our products to customers in Korea. We obtained MCS certificate which enables us to sell products to the United Kingdom and Clean Energy Council listing for Australia market. We also obtained J-PEC listing and passed JET qualification for entry into the Japan market. Further, our PV lab was recognized by VDE and CSA for Test Data Acceptable Program, which means that our lab is qualified to conduct IEC and UL1703 testing by ourselves and reflects our lab’s capabilities and management.

Project Development

Project development activities include a wide range of tasks: site selection, securing rights to acquire or use the site, arranging for the financing, obtaining the requisite interconnection and transmission studies, executing an interconnection agreement, obtaining environmental and land use permits, maintaining effective site control, and entering into a power purchase agreement with an off-taker of the power to be generated by the project. These activities culminate in receiving the right to construct and operate a solar energy system.

Depending on the market opportunity or geographic location, we may commence project development from the initial stage or acquire projects in various stages of development in order to complete the development process and sell the system to a long-term project owner. Generally, in the past, we have not operated solar power projects as the owner, except on a temporary basis. In certain cases, we also provide engineering, procurement and construction services to project developers to construct a PV power plant incorporating our modules or provide operation and management services to the PV power plant. We may also collaborate with local partners in connection with these project development activities.

Depending primarily on the location, stage of development upon our acquisition of the project, and other site attributes, the development cycle typically ranges from one to five years. We may be required to incur significant costs for preliminary engineering, permitting, legal and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built. If there is a delay in obtaining any required regulatory approvals, we may be forced to incur additional costs or write down capitalized project assets.

Capital Expenditures and Investment

As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules, 1.75 GW for PV cells and 800 MW for each of silicon ingots and wafers, and Q CELLS had annual production capacities of 130 MW for PV modules, 1.53 GW for PV cells. In March 2015, we ceased the production at our German facilities, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined.

Hanwha SolarOne made capital expenditures of RMB534.5 million, RMB421.4 million (US$67.9 million) and RMB389.1 million (US$62.7 million) in 2012, 2013 and 2014, respectively, all of which related primarily to the purchases of manufacturing equipment and facility construction costs for SolarOne Nantong, SolarOne Qidong and SolarOne Technology. Q CELLS made capital expenditures of US$15.4 million and US$45.6 million in 2013 and 2014, respectively, which were primarily used to maintain and upgrade its production facilities and equipment. We expect that our capital expenditures would substantially increase in 2015 to approximately US$280 million, which will be primarily used to construct new PV module processing facilities in Malaysia and Korea, as well as to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia. In addition, we expect to invest approximately US$110 million in our PV downstream business in 2015. We plan to fund our capital expenditure and investment requirements with cash from operations, proceeds from our securities offerings, bank borrowings and other forms of financing, if necessary. We will actively review our capital expenditure and investment plans on a regular basis and make appropriate changes in accordance with our business environment.

Sales and Distribution

We sell our PV modules through distributors and directly to system integrators. Our customers include international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules.

Substantially all of the silicon ingots, silicon wafers and PV cells we produce are internally consumed in our manufacturing process except for a small portion of such products that do not meet our quality control standards which are sold to third parties.

Customers that accounted for a significant portion of our total net revenues in 2014 included Hanwha Q CELLS Japan Corp., Hanwha Q CELLS Korea Corp., Hanwha Corporation, Vogt Solar (ib Vogt GmbH, Sunsave and Pilkington Farms, collectively), Baotou Shansheng New Energy Co., Ltd., CSPG (China Southern Power Grid Company), Solar Power Incorporated, Kaitai and Constellation Energy Resources, LLC. Hanwha SolarOne’s five largest customers accounted for an aggregate of 29.8%, 53.5% and 62.0% of its net revenues in 2012, 2013 and 2014, respectively. Q CELLS’ four largest customers accounted for an aggregate of 50.0% and 60.8% of its net revenues in 2013 and 2014, respectively. Hanwha SolarOne’s largest customer in 2012, 2013 and 2014 accounted for 7.6%, 25.0% and 23.2% of its net revenues of the respective year. Q CELLS’ largest customer in 2013 and 2014 accounted for 38.6% and 41.7% of its net revenues of the respective year. In 2014, Hanwha SolarOne’s and Q CELLS’ largest customer was Hanwha Q CELLS Japan Corp. and Hanwha Corporation, respectively, which resell PV modules purchased from us to system integrators and third-party distributors. Most of our sales to large customers are made on a purchase order basis.

We have wholly-owned subsidiaries in Australia, the United Kingdom, the United States, Canada, Turkey and Chile that engage in marketing and distribution of our PV products and related customer services. We also market and distribute our PV products through Hanwha Q CELLS Japan Co., Ltd., Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Korea Corp., which are subsidiaries of Hanwha Corporation and not our consolidated subsidiaries. The following table sets forth Hanwha SolarOne’s net revenues by geographic region, based on the location that its invoices are sent to, and the percentage contribution of each of these regions to its net revenues, for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
Region	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	% of Net Revenues	Net Revenues (RMB)	Net Revenues (US$)	% of Net Revenues
	(In millions, except percentages)
Europe
Germany	1,489.5	40.5%	694.1	14.7%	693.4	111.8	14.3%
United Kingdom	15.5	0.4%	115.3	2.5%	549.7	88.6	11.4%
Turkey	—	—%	—	—%	108.9	17.6	2.3%
Belgium	44.9	1.2%	57.7	1.2%	86.5	13.9	1.8%
Netherlands	—	—%	90.7	1.9%	1.1	0.2	0.0%
Spain	7.0	0.2%	63.1	1.3%	0.7	0.1	0.0%
Portugal	22.3	0.6%	62.4	1.3%	—	—	—%
Other Europe	365.0	9.9%	112.4	2.4%	28.0	4.5	0.6%

Europe Total	1,944.2	52.8%	1,195.7	25.3%	1,468.3	236.7	30.4%
Japan	248.0	6.7%	1,179.3	25.0%	1,122.1	180.9	23.2%
PRC	382.5	10.4%	539.9	11.4%	817.8	131.8	16.9%
USA	513.2	14.0%	421.5	8.9%	530.1	85.4	11.0%
Korea	260.9	7.1%	218.8	4.6%	512.9	82.7	10.6%
Canada	1.5	0.0%	187.3	4.0%	248.8	40.1	5.1%
India	263.2	7.2%	84.3	1.8%	58.2	9.4	1.2%
Australia	27.8	0.8%	59.3	1.3%	19.1	3.1	0.4%
South Africa	0.8	0.0%	729.0	15.4%	—	—	—%
Others	36.3	1.0%	110.6	2.3%	59.7	9.5	1.2%

Total	3,678.4	100.0%	4,725.7	100.0%	4,837.0	779.6	100%

In 2014, Hanwha SolarOne shipped its products to over 250 customers. In 2014, customers individually accounting for 10.0% or more of its net revenues collectively accounted for 55.5% of its net revenues. In 2013, customers individually accounting for 10.0% or more of its net revenues collectively accounted for 25.0% of its net revenues. In 2012, no customer accounted for 10.0% or more of its net revenues.

The following table sets forth Q CELLS’ revenues by geographic region and the percentage of contribution of each of these regions to its revenues, for the periods indicated:

	Year Ended December 31,
	2013		2014
	Net Revenues (US$)	% of Net Revenues	Net Revenues (US$)	% of Net Revenues
	(In millions, except percentages)
Europe
Germany	95.5	18.0%	80.9	10.5%
United Kingdom	32.6	6.2%	119.1	15.4%
Netherlands	20.8	3.9%	43.7	5.7%
Spain	33.2	6.3%	19.4	2.5%
Portugal	0.3	0.1%	16.5	2.1%
Other Europe	26.4	5.0%	16.4	2.1%

Europe Total	208.8	39.4%	296.0	38.3%
Japan	232.1	43.8%	388.5	50.3%
South Africa	14.8	2.8%	3.8	0.5%
PRC	20.4	3.8%	58.4	7.6%
United States	10.2	1.9%	0.0	0.0%
Korea	0.0	0.0%	5.7	0.7%
Canada	8.7	1.6%	2.7	0.4%
India	20.4	3.8%	9.4	1.2%
Australia	4.1	0.8%	4.8	0.6%
Others	10.6	2.0%	3.8	0.5%

Total	530.1	100.0%	773.1	100.0%

In 2014, Q CELLS shipped its products to over 400 customers. In 2013 and 2014, customers individually accounting for 10.0% or more of its net revenues collectively accounted for 38.6% and 41.7% of its net revenues, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.

In order to realize synergies from the combination of Hanwha SolarOne and Q CELLS, we seek to implement a coordinated sales and distribution operations, capitalizing on the diverse geographic footprint of each entity’s marketing network.

Warranty

Both Hanwha SolarOne and Q CELLS have provided long-term warranties for their PV products that are standard in the solar industry. Prior to 2012, Hanwha SolarOne’s PV products were typically sold with a 2 to 5-year warranty for technical defects, and a 10-year limited performance warranty against declines of greater than 10%, and a 20 to 25-year limited warranty against declines of greater than 20%, in their initial power generation capacity. Since January 2012, Hanwha SolarOne started to extend its material and workmanship warranty for PV modules to 12 years and replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. Under the new 25-year linear warranty, Hanwha SolarOne guarantees no less than 97% of the nominal power generation capacity for its typical multicrystalline PV modules and 96% of the nominal power generation capacity for its typical monocrystalline PV modules in the first year, and an annual output degradation of no more than 0.7% thereafter. By the end of the 25th year, the actual power output shall be no less than 82% of the nominal power generation capacity. Q CELLS has provided material and workmanship warranty for its PV products for a period of 12 years and provided performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity. Our warranties may be transferred to third parties who purchase our PV modules.

Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In particular, the performance of newly developed products may be especially difficult to predict. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. We estimate the amount of our warranty obligation primarily based on the results of technical analyses, our historical warranty claims experience, the warranty accrual practices of comparable companies, and the expected failure rate and future costs to service failed products. The estimate of warranty costs is affected by the estimated and actual product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Based on the considerations above and management’s ability and intention to provide repairs, replacements or refunds for defective products, Hanwha SolarOne has accrued warranty costs based on 1% of revenue for PV modules, while Q CELLS has accrued warranty costs for identified specific issues, primarily an issue in 2013 with the connectivity of a junction box that transfers electricity generated by our PV modules to the grid, based on the estimated cost of the expected remediation efforts to a specific issue and for the remaining population based on 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013; production in 2013 and later are expected to involve a lower occurrence rate due to (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production). The basis for the warranty accrual will be reviewed periodically based on actual experience.

As of December 31, 2012, 2013 and 2014, Hanwha SolarOne’s accrued warranty costs totaled RMB177.9 million, RMB181.4 million (US$29.2 million) and RMB176.3 (US$28.4 million), respectively. As of December 31, 2013 and 2014, Q CELLS’ accrued warranty costs totaled US$29.0 million and US$27.5 million, respectively. In 2012, 2013 and 2014, Hanwha SolarOne accrued RMB33.1 million, RMB41.3 million (US$6.7 million) and RMB42.1 million (US$6.8 million) in warranty costs, respectively. In 2013 and 2014, Q CELLS accrued US$12.1 million and US$4.9 million in warranty costs, respectively.

Research and Development and Intellectual Property

The PV industry is characterized by rapidly evolving technology advancements. Achieving fast and continual technology improvements is of critical importance to maintaining our competitive advantage. Our research and development efforts concentrate on lowering production costs per watt by increasing the conversion efficiency rate of our products and reducing silicon usage by reducing the thickness of PV cells. Our research and development department works closely with our manufacturing department to lower production costs by improving our production efficiency and also with universities and research institutes to develop new technology and products.

We have been developing advanced technologies to improve the conversion efficiency and reduce the production cost of our PV products. Through the acquisition of Q CELLS in February 2015, we plan to leverage Q CELLS’ advanced technology and research processes to improve our product performance and reliability and reduce production costs. Our primary research and development center is located at Thalheim, Germany, which employed 186 highly trained researchers as of December 31, 2014, of which over 50% have either a master’s or doctoral degree. In the past, Q CELLS has developed and commercialized a wide range of products and standard production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS also succeeded in 2014 in the commercial production of multicrystalline PERC cells, which have higher conversion efficiency rate than traditional back surface field cells, at its German facilities and started marketing them under our “Q.ANTUM” brand. Hanwha SolarOne’s research and development expenses were RMB90.8 million, RMB92.3 million (US$14.9 million) and RMB85.5 million (US$13.8 million) in 2012, 2013 and 2014, respectively, and Q CELLS’ research and development expenses were US$30.8 million and US$27.4 million in 2013 and 2014, respectively.

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of the date of this prospectus, we had been granted 57 patents and 32 patent applications pending in China, 30 patents and 62 patent applications pending in Germany and 33 patents and 57 patent applications pending in other countries. Our issued patents and pending patent applications relate primarily to process technologies for manufacturing PV cells. We are the owner of “SolarOne” and “Q CELLS” trademarks and have registered them in major markets where we sell our PV products. We also registered “Shuo Wang” in Chinese character, our trademark for our secondary class modules, with the China Trademark Office, which allows us to use this trademark in China.

We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes confidentiality undertakings and an acknowledgement and agreement that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigns to us any ownership rights that they may claim in those works. Our supply contracts with our customers also typically include confidentiality undertakings. Despite these precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and prospects. See “Risk Factors—Risks Related to Our Company—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

Competition

Due to various government incentive programs implemented in China, Europe, the United States, Japan and other countries in recent years, the global PV market has been rapidly evolving and has become highly competitive. In particular, a large number of manufacturers have entered the solar market.

We face competition from a number of PV manufacturers and downstream service providers, including Yingli Green Energy Holding Co., Ltd., Trina Solar Limited, First Solar, Inc., JinkoSolar Holding Co., Ltd., Canadian Solar Inc., JA Solar Holdings Co., Ltd. and SunPower Corporation. In the upstream and midstream markets, we compete primarily on the basis of the conversion efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. In the downstream markets, we compete primarily on the basis of the financing capabilities, sales and marketing network, knowledge and understanding of local regulatory requirements and track records and reputation in the relevant local market. Some of our competitors may have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and produce upstream silicon and silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there was a supply shortage of silicon and silicon wafers, we competed intensely with our competitors in obtaining adequate supplies of silicon and silicon wafers.

Moreover, many of our competitors are developing next-generation products based on new PV technologies, including amorphous silicon, transparent conductive oxide thin film, carbon material and nano-crystalline technologies, which, if successful, will compete with the crystalline silicon technology we currently use in our manufacturing processes. Through our research collaborations, we are also seeking to develop new technologies and products. If we fail to develop new technologies and products in a timely manner, we may lose our competitive advantage.

We, like other solar energy companies, also face competition from traditional non-solar energy industries, such as the petroleum, natural gas and coal industries. The production cost per watt of solar energy is currently significantly higher than other types of energy. As a result, we cannot guarantee that solar energy will be able to compete with other energy industries, especially if there is a reduction or termination of government incentives and other forms of support.

Environmental Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We have established a pollution control system and installed various equipment to process and dispose of our industrial waste and hazardous materials. We also maintain an ISO 14001 environmental management system certification, which is issued by International Organization for Standardization to demonstrate our compliance with international environmental standards. We have not been subject to any material proceedings or fines for environmental violations.

Insurance

We maintain property insurance for our equipment, automobiles, facilities and inventory. A significant portion of our fixed assets are covered by these insurance policies. We also maintain business interruption insurance, product liability insurance, product quality guarantee insurance and export credit insurance. We believe our insurance coverage is customary and standard for companies of comparable size in the PV industry. However, our existing insurance policies may not be sufficient to insulate us from all losses and liabilities that we may incur.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in our major markets and countries where we have significant operations, including China, the United States, the European Union, Germany, Japan, and Malaysia.

China

Renewable Energy Law and Other Government Directives

Since early 2005, the public policy of China has generally encouraged and supported the development and use of solar and other renewable energy by enacting various laws, directives, measures and rules that establish financial incentives, preferential loans, tax preferences, subsidies, and feed-in tariffs.

In February 2005, China’s Standing Committee of National People’s Congress, (“SCNPC”), enacted the Renewable Energy Law, which has become effective on January 1, 2006. On December 26, 2009, the Renewable Energy Law was amended by SCNPC. The Renewable Energy Law, as amended, sets forth the national policy to encourage and support the development and use of solar and other renewable energy and the use of on-grid generation. The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems, and other solar energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

In January 2006, the NDRC issued two implementing rules relating to the Renewable Energy Law that set forth the general policies for the pricing of on-grid power generated by solar and other renewable energy.

In March 2009, the PRC Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction (the “Interim Measures”), to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of PV technology. Under these Interim Measures, the PRC Ministry of Finance provides subsidies for projects with individual solar installations that are greater than 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline PV products, more than 14% conversion efficiency for multicrystalline PV products and more than 6% conversion efficiency for amorphous silicon PV products, and gives priority support to solar PV technology integrated into building construction, grid-connected PV building applications and some public PV building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of building with PV and the technology of PV products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

In April 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy given out in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of PV components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of PV components onto building rooftops and wall surfaces.

In March 2011, the Notice on Further Promotion of Buildings with Renewable Energy (the “Notice”), was jointly released by the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development. The Notice expressly specifies the goal of promoting the application of renewable energy in buildings under the Twelfth Five-Year Plan, which was endorsed by the National People’s Congress of China on March 14, 2011, to substantially improve the proportion of renewable energy used in buildings, including solar energy, shallow geothermal energy and biomass energy, so that the consumption of renewable energy in buildings shall account for over 15% of the total building energy consumption by the end of 2020. The Twelfth Five-Year Plan provides that efforts shall be made to increase the gross floor areas of buildings serviced by renewable energy to over 2.5 billion square meters and to use renewable energy to substitute 30 million tons of coal by the end of 2015.

In August 2011, the NDRC released a directive which set forth a uniform national total feed-in tariffs of RMB0.9-1.0/kWh to utility scale power producers and RMB1.1-1.2/kWh to distributed generation power producers. The law also encourages the installation and use of solar energy water heating systems, solar energy heating and cooling systems, PV systems and other solar energy utilization systems. It contemplates and permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects.

In February 2012, the Twelfth Five-Year Plan on the PV industry was issued by the PRC Ministry of Industry and Information Technology. This plan specifies the goal of, by the end of 2015, promoting (i) leading polysilicon producers with annual production of at least 50,000 tons and large polysilicon producers with annual production of at least 10,000 tons, (ii) leading PV cell producers with annual production of at least 5 GW and large PV cell producers with annual production of at least 1 GW, and (iii) at least one PV producer with sales revenue of at least RMB100 billion per annum and three to five PV producers each with sales revenue of at least RMB50 billion per annum.

In July 2012, the Notice of Circulating Twelfth Five-Year Plan on the PV Industry was issued by the State Energy Bureau which stated that priority shall be given to developing locally generated solar energy power.

In September 2012, the Notice of Applications for Establishing Model Zones Utilizing Local Solar Energy Generated Power By Scale was issued by the State Energy Bureau, consisting of a nationwide plan to promote locally generated solar energy power.

In July 2013, the Circular of the Ministry of Finance promulgated Relevant Issues concerning Implementation of the Policy to Grant Subsidies to Distributed PV Power Generation Based on Electricity Amount, with the purpose of providing standardization and procedure for subsidy payments for distributed PV power generation.

In August 2013, the Interim Measures for Administration of PV Power Station Projects were promulgated by the National Energy Administration, with the purpose of standardizing the management of PV power station projects and promoting stable and healthy development of PV power generation industry.

In November 2013, the Interim Measures for Administration of Distributed PV Power Generation Projects were promulgated by the National Energy Administration, which provides the management of distributed PV power projects to promote and encourage the development of distributed PV power generation.

In November 2013, the Ministry of Finance promulgated the Circular regarding Exemption of Governmental Funds on Distributed PV Power Generation Unit’s Self-Generated Electricity for Self-use, which exempts several kinds of governmental funds for Self-Generated Electricity for Self-use from Distributed PV Power Generation.

In January 2014, the National Energy Administration announced the Circular regarding Planned Capacity of New PV Power Generation Units to be Constructed in 2014, which among other things, states that the planned capacity of new PV power generation in 2014 is 14 million kilowatts, including 8 million kilowatts distributed PV power generation and 6 million kilowatts PV power station generation.

In March 2015, the National Energy Administration announced the Circular regarding Installations of PV Power Generation in 2015, which among other things, states that the planned capacity of new PV power generation, combining the distributed PV power generation and PV power station generation, in 2015 is 17.8 million kilowatts.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of December 1, 2007) (the “Guidance Catalogue”). Under the Guidance Catalogue, a PV business falls into the category of encouraged foreign investment industry. However, the amended Guidance Catalogue (effective as of January 30, 2012) removed polysilicon production from the category of encouraged foreign investment industry, while other areas of solar photovoltaic businesses remain within the category of encouraged foreign investment industry.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. On March 16, 2007, the National People’s Congress of the PRC passed the EIT, which took effect as of January 1, 2008. In accordance with the EIT, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises, such as SolarOne Qidong. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations, under the regulation of the State Council, gradually became subject to the new tax rate over a five-year transition period that started on the date of effectiveness of the EIT. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as SolarOne Qidong, continued to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expired. While the EIT equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment continues to be granted to companies in certain encouraged sectors and to companies classified as “high and new technology enterprises,” which enjoy a tax rate of 15% as compared to the uniform tax rate of 25%. SolarOne Qidong was approved to be qualified as a “high and new technology enterprise” on October 21, 2008. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of a “high and new technology enterprise” certificate. SolarOne Qidong has applied, and is currently waiting, for the renewal of its status as a “high and new technology enterprise” by the PRC government. In addition, SolarOne Qidong was required to perform annual self-assessment of compliance as a “high and new technology enterprise.” If there is any significant change in the company’s business operations, manufacturing technologies or other areas that cause it to no longer qualify as a “high and new technology enterprise”, such status will be terminated from the year of such change.

From 2005 until the end of 2009, SolarOne Qidong was also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, SolarOne Qidong was entitled to a two-year income tax exemption on income generated from additional investment in the production capacity of SolarOne Qidong resulting from our contribution to SolarOne Qidong of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and was entitled to a reduced tax rate of 12.5% for the three years thereafter. In addition, our subsidiaries, SolarOne Technology and Solar Shanghai, are subject to an enterprise income tax rate of 25% from 2008 onwards.

On February 3, 2015, the State Administration of Taxation issued Bulletin 7, which partially replaced previous rules under Circular 698 issued by the State Administration of Taxation on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

Pursuant to the Provisional Regulation of China on Value-Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax at a rate of 17% of the gross sales proceeds received, less any deductible value-added tax already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion of or all the refund of value-added tax that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import value-added tax.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Exchange Administration Rules, the Renminbi is convertible for current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after valid commercial documents are provided and, in the case of capital account item transactions, after obtaining the approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the NDRC.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulated amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

United States

In the United States, various policy mechanisms have been used by the federal and state governments to accelerate the adoption of solar power. Examples of financial mechanisms intended to encourage demands for PV products include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits and net metering. Some of these government mandates and economic incentives are scheduled to be reduced or to expire, or could be eliminated altogether.

Capital cost rebates provide funds to purchasers of PV products based on the cost and size of such purchaser’s solar power system. Performance-based incentives provide funding to purchasers of PV products based on the energy produced by their solar power system. Feed-in tariffs pay electricity generators for solar power system generation based on energy produced, at a rate generally guaranteed for a period of time. In the United States and other countries, net metering has often been used as a supplemental program in conjunction with other policy mechanisms. Under net metering, an electricity generator can generate more energy than is used, during which periods the electricity meter will run backwards. During these periods, the electricity generator “lends” electricity to the grid, retrieving an equal amount of power at a later time.

Tax incentive programs exist in the U.S. at both the federal and state level and can take the form of investment and production tax credits, accelerated depreciation and sales and property tax exemptions and abatements. At the federal level, investment tax credits for business and residential solar systems have gone through several cycles of enactment and expiration since the 1980s. In October 2008, the U.S. Congress extended the 30% federal energy investment tax credit for both residential and commercial solar installations for eight years, through December 31, 2016, after which such investment tax credit decreases to 10% for commercial solar installations and 0% for residential solar installations. The investment tax credit is regarded as one of the primary economic drivers of solar installations in the U.S. Although its extension through 2016 has contributed to greater medium-term demand visibility in the U.S., the decrease of its rate from 30% to 10% or 0%, as applicable, at the end of 2016 (unless extended) underscores the need for solar systems’ cost to continue to decline toward grid parity. Such reduction of the investment tax credit poses significant uncertainties regarding future of U.S. PV solar market demand. Below the federal level, there is state and local government level support for solar energy, including net metering of electricity currently employed by 43 states, which is additive to the federal subsidy.

In addition to the mechanisms described above, new market development mechanisms to encourage the use of renewable energy sources continue to emerge. For example, the majority of states in the United States have adopted renewable portfolio standards which mandate that a certain portion of electricity delivered over the grid come from eligible renewable energy resources. Under a renewable portfolio standard, regulated utilities and other load serving entities are required to procure a specified percentage of their total electricity sales to end-user customers from eligible renewable resources, such as solar generating facilities, by a specified date. Some programs may further require that a specified portion of the total percentage of renewable energy must come from solar generating facilities. Renewable portfolio standards legislation and implementing regulations vary significantly from state to state, particularly with respect to the required percentage of renewable energy credits.

Europe

In Europe, renewable energy targets, in conjunction with feed-in tariffs, have contributed to the growth in PV solar markets. Renewable energy targets prescribe how much energy consumption must come from renewable sources, while feed-in tariff policies are intended to support new supply development by providing investor certainty. A 2009 EU directive on renewable energy, which replaced an earlier 2001 directive, sets varying targets for all EU member states in support of the directive’s goal of a 20% share of energy from renewable sources in the EU by 2020, and requires national action plans that establish clear pathways for the development of renewable energy sources.

Germany

Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany’s surpassing Japan in 2004 as the leading solar power market in terms of annual installation growth. The renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. The feed-in tariffs for solar projects in Germany are currently €0.1269/kWh for residential and €0.0918-0.1274/kWh for utility-scale power producers. The German government also introduced a subsidy for battery storage devices for PV systems, which came into effect on May 1, 2013. The subsidy covers up to 30% of fundable costs of systems of up to 30 kW. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy.

However, following years of strong growth in solar power installations, the German government plans to phase out the feed-in tariff mechanism by 2018 and replace with a market premium incentive mechanism. Effective on April 1, 2012, the German government amended the Renewable Energy Act to implement staged reductions to the feed-in tariff and to exclude new PV systems above 10 MW from being eligible for the feed-in tariff. Also, a “Market Integration Model” was introduced, which allows for systems above 10 kW and up to 1 MW to be paid a feed-in tariff for only 90% of electricity produced with the remaining electricity being either self-consumed or sold on the free market. Between December 2012 and December 2013, the feed-in tariff for PV declined by 20% in monthly steps of between 1.4% and 2.5%. As a result of the reductions to the feed-in tariff, the German market has declined by more than 50% in 2013, from 7.6 GW in 2012 to 3.3 GW in 2013 according to BNEF, and is no longer the largest single-country market in the world.

Japan

Japan adopted the Renewables Portfolio Standard Act in 2002, which established minimum amounts of electricity generated from new energy sources that should be used by electric utilities. In addition, since 2012, in the aftermath of the tsunami in 2011, Japan has refocused its policies towards encouraging the growth of renewable energy, including the use of solar PV, by imposing a feed-in tariff scheme. Under this scheme, utilities are required to purchase electricity generated from renewable energy sources on a fixed-period contract for a fixed price. The rate and period are decided every year by an independent committee of the government. The costs incurred by the utility in purchasing renewable energy shall be transferred to all electricity consumers on a nationwide equal surcharge. For the fiscal year 2012, the tariff rate per kW was set at JPY40 for 10 kW or more for 20 years and JPY42 for less than 10 kW for 10 years. For the fiscal year 2013, the tariff rate per kW was reduced to JPY36 for 10 kW or more and JPY38 for less than 10 kW. For the fiscal year 2014 (ending in March 2015), the tariff rate per kW was reduced to JPY32 for 10 kW or more and JPY37 for less than 10 kW, and is scheduled to decrease annually thereafter. In December 2014, the Ministry of Economy, Trade and Industry proposed broad changes in the feed-in tariff scheme aimed at slowing the growth of solar and other renewable energy supply that, among others, reduce utility providers’ obligation to purchase electricity produced by renewable energy sources and expand utility providers’ power to curtail output from solar installations up to 360 hours a year. In addition, the Japanese government is considering switching the grant of feed-in tariff only to projects approved by the Ministry of Economy, Trade, and Industry.

Malaysia

Environmental Regulations

Various environmental regulations of Malaysia are particularly relevant to our day-to-day business activities in Malaysia. These prescribe industrial effluent standards, levels of emission from stationary sources, and list the applicable types of waste and spell out their prescribed method of treatment, disposal, and transportation. Malaysia’s environmental legislation also requires that environmental assessment be carried out at the planning stage of expansion of an existing facility, if the operation falls within the criteria for prescribed activities. In response to the quantitative increase in environmental pollution, Malaysia is increasing enforcement by gradually introducing stiffer regulatory controls and by expanding and strengthening the structures of environmental administration. It is therefore incumbent upon us to properly implement environmental measures to comply with Malaysian law.

Labor, Employment and Occupational Safety and Health

All labor relations including contracts of service, payment of wages, employment of women, rest day, hours of work, termination, lay-off and retirement benefits and keeping of registers of employee at our Malaysian facilities are governed by Malaysian law. We must also comply with an occupational safety and health law and its subsidiary legislations which regulate the safety, health and general welfare of persons at work. Employees registered with the Social Security Organisation are insured in the manner provided under Malaysian law, where, for example, upon injuries occurring in the course of the employment, insured employees or their dependents are entitled to benefits. The employer is liable to pay compensation and any expenses incurred in the treatment and rehabilitation of a workman for personal injuries by accident arising out of and in the course of employment.

Property, Plant and Equipment

Our corporate headquarters are located in Seoul, Korea. Our primary manufacturing facilities for the production of PV cells and modules are located in Qidong, Jiangsu Province, China and Cyberjaya, Malaysia. We also have research and development facilities in Thalheim, Germany, manufacturing facilities for silicon ingots and wafers in Lianyungang, Jiangsu Province, and office and research and development facilities in Shanghai, China.

The following table sets forth certain information regarding our primary property and facilities owned or leased by us as of December 31, 2014:

Entity	Location	Land			Building
		Size	Own or lease	Usage	Size	Own or lease	Usage
Hanwha SolarOne	Qidong, China	259,219 square meters	Land use right expiring between 2053 and 2061	Office and manufacturing facilities	173,220 square meters	Own	Office and manufacturing facilities
					24,500 square meters	Own	Manufacturing facilities
	Lianyungang, China	976,905 square meters	Land use right expiring in 2055	Office and manufacturing facilities	76,500 square meters	Own	Office and manufacturing facilities
	Shanghai, China	—	—	—	764.5 square meters	Lease expiring in August 2016	Office

Q CELLS	Thalheim, Germany(1)	359,000 square meters	Owned	Office, research and development	111,900 square meters(1)	Owned	Office, research and development
	Cyberjaya, Malaysia	255,000 square meters	Lease term being negotiated with the Malaysian government	Office and manufacturing facilities	30,000 square meters	Owned	Manufacturing facilities

(1)	In March 2015, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which had used 74,000 square meters of manufacturing facilities among the 111,900 square meters of building space. The manufacturing equipment will be relocated to our other facilities in Malaysia and elsewhere.

In 2012, 2013 and 2014, Hanwha SolarOne’s rental expenses were RMB12.8 million, RMB9.3 million (US$1.5 million) and RMB12.9 million (US$2.1 million), respectively. In 2013 and 2014, Q CELLS’ rental expenses were US$0.9 million and US$1.5 million, respectively.

We believe that our existing facilities are adequate and suitable to meet our present needs. As of December 31, 2014, Hanwha SolarOne had annual production capacities of 2.07 GW for PV modules, 1.75 GW for PV cells and 800 MW for each of silicon ingots and wafers, and Q CELLS had annual production capacities of 130 MW for PV modules and 1.53 GW for PV cells. In March 2015, as part of our strategy to reduce manufacturing cost, we ceased the production of PV cells and modules at our manufacturing facilities in Thalheim, Germany, which as of December 31, 2014 had annual production capacities of 230 MW of PV cells and 130 MW of PV modules. We plan to relocate 170 MW of PV cell production facilities from Germany to Malaysia by the third quarter of 2015, while 60 MW of PV cell production facilities will remain in Germany for research and development purposes. PV module production facilities will be relocated to our other facilities that have not yet been determined. In addition, we plan to construct new PV module processing facilities in Malaysia and Korea, with annual rated production capacity of 1,500 MW and 500 MW, respectively, by the end of 2015. We also plan to automate our existing manufacturing lines in China and upgrade our PV cell manufacturing facilities in Malaysia, which we expect will increase our total PV cell production capacity to approximately 3.7 GW by the end of 2015. We expect that our capital expenditures in 2015 will amount to approximately US$280 million, which will be primarily used for these purposes. We plan to fund our capital expenditure requirements with cash from operations, proceeds from our securities offerings, bank borrowings and other forms of financing, if necessary. We will actively review our capital expenditure plan on a regular basis and make appropriate changes in accordance with our business environment.

Employees

The following table sets forth the number of Hanwha SolarOne’s full-time employees by function as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012	2013	2014
Manufacturing and engineering	4,839	5,904	5,921
General and administration	300	353	324
Quality control	630	277	633
Research and development	104	102	96
Purchasing and logistics	271	260	254
Marketing and sales	108	109	106

Total	6,252	7,005	7,334

The following table sets forth the number of Q CELLS’ full-time employees by function as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
Manufacturing and engineering	617	647
General and administration	168	182
Quality control	87	97
Research and development	233	239
Purchasing and logistics	108	117
Marketing and sales	95	114

Total	1,308	1,396

The following table sets forth the number of Hanwha SolarOne’s full-time employees by geographic location as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012	2013	2014
China	6,188	6,958	7,276
Others	64	47	58

Total	6,252	7,005	7,334

The following table sets forth the number of Q CELLS’ full-time employees by geographic location as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
Germany	855	893
Malaysia	445	488
Others	8	14

Total	1,308	1,396

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

We are subject to the local labor and employment laws of various jurisdictions in which we operate. For example, in Germany, our employees are covered by various labor laws that provide employees, through works councils, with rights of information and consultation with respect to specific matters involving their employer’s business and operations, including downsizing or closure of facilities and employment terminations. The German worker protection laws could impair our flexibility in streamlining or restructuring our business operations in Germany. In China, as required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of their salaries. The total amount of contributions we made to employee benefit plans in China in 2012, 2013 and 2014 was RMB79.5 million, RMB84.5 million (US$13.6 million) and RMB94.8 million (US$15.8 million), respectively.

Our employees in Germany are represented by the works council organized under the German law, which is entitled to consultation and, in some areas, to co-determination rights concerning labor conditions. None of our employees in Malaysia is represented by a union.

We adopted our 2006 share option plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of December 31, 2014, there were outstanding options to purchase 1,362,650 ordinary shares under our 2006 share option plan.

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine. As of December 31, 2014, there were outstanding options to purchase 1,491,350 ordinary shares under our 2007 share option plan.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for two years after, the period of their employment with our company.

We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. On March 29, 2013, SolarOne Qidong signed a collective bargaining agreement in accordance with the guidelines of the PRC labor law. The collective bargaining agreement covers all of the employees of SolarOne Qidong who are PRC citizens and is effective from March 29, 2013 to March 28, 2016.

In March 2015, as part of our strategy to reduce manufacturing cost, Q CELLS has ceased the production of PV cells and modules at its manufacturing facilities in Thalheim, Germany. The manufacturing equipment will be relocated to our other facilities in Malaysia and elsewhere. In connection with the relocation of its manufacturing facilities, Q CELLS is undergoing a restructuring of its workforce in Germany. The production transfer to other sites and the corresponding restructuring is estimated to lead to a reduction of the workforce in Germany by approximately 550 positions. Approximately 400 jobs will be maintained by Q CELLS in Germany. Since January 2015, Q CELLS has been negotiating with the works council representing the employees in Germany in order to reach an agreement on the terms and conditions of the restructuring program. We estimate the cost of downsizing, including termination payments, to be up to US$22.1 million based on available information and developments after the initial termination notice in March 2015. In connection with the restructuring of its workforce, Q CELLS may be subject to disputes with its former employees and the related cost could have a material adverse effect on our business and results of operations.

Legal and Administrative Proceedings

On July 26, 2012, we brought a lawsuit against Hoku Corporation and Hoku Materials, Inc. (collectively, “Hoku”) one of our polysilicon suppliers, at the Los Angeles Superior Court for Hoku’s failure to perform a multi-year framework polysilicon supply agreement entered into on November 19, 2007. Hoku has never made any delivery of polysilicon, and has also failed to return a US$49 million prepayment to us. We demanded Hoku to return the prepayment and have vigorously pursued our claims against Hoku and based on the underlying facts. Hoku Corporation and Hoku Materials, Inc. each filed a Chapter 7 Petition in the Bankruptcy Court of Pocatello, Idaho on July 2, 2013. We are continuing to pursue recovery of the prepayment. See “Risk Factors—Risks Related to Our Company—We may be subject to legal proceedings in connection with the multi-year supply agreements we entered into previously and such proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel.”

We face payment collection difficulties with respect to certain customers, which may materially and adversely impact our operating margins. For example, on June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guo Hua, owner of a PV project for which we acted as an EPC contractor, to pay a total amount of RMB92 million including, among other things, overdue payment of EPC contract price, accrued interest, damages and legal cost in accordance with the EPC contract. On August 5, 2012, Guo Hua submitted an counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested termination of the EPC contract and demanded us to pay a total amount of approximately RMB187 million for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismissed Guo Hua’s counterclaim for approximately RMB187 million and ordered Guo Hua to pay RMB78.2 million plus interests for late payment at the rate of 8.33‰ per month since December 20, 2010 until the RMB78.2 million is fully paid. On January 13, 2015, we filed an application to Guangdong Heyuan Court to enforce such arbitral award. See “Risk Factors—Risks Related to Our Company—We may be unable to collect payments from our customers on a timely basis or at all. If such collection problems occur, our business may suffer and our results of operations may be materially and adversely affected.”

As a result of a petition filed on October 9, 2011 by U.S. producers of solar crystalline silicon PV cells, or solar panels, on December 7, 2012, the USDOC, published an Antidumping Duty Order (an “AD Order”) and a Countervailing Duty Order (a “CVD Order”) on solar panels imported from China. Consequently, imports of solar panels from SolarOne Qidong are subject to a combined effective AD and CVD deposit rate of 29.18%, of which 15.24% is attributable to the CVD. Imports of solar panels from SolarOne Hong Kong are subject to a combined effective rate of 254.66%, which is comprised of an AD of 239.42% and a CVD of 15.24%. Actual AD and CVD ultimately due are determined by the DOC after its review of actual transactions. Such review takes place annually in the anniversary month (December) of the publication of the AD and CVD Orders, and covers the preceding one-year period. In December 2013, the U.S. industry requested administrative reviews in both the AD and CVD cases and the resulting reviews were initiated by the USDOC on February 3, 2014. The U.S. industry requested that SolarOne Qidong be reviewed in both the AD and CVD cases. In the course of those reviews, based on the USDOC’s regulations, the U.S. industry withdrew its requests for the AD and CVD reviews of SolarOne Qidong. As a consequence, its AD and CVD rates remained unchanged and the previous AD deposits paid on entries into the U.S. made from May 25, 2012 to November 30, 2013 are to be liquidated at the deposit rate in effect at the time of entry. Similarly, CVD deposits paid on entries into the U.S. made from March 26 to December 31, 2012 are to be liquidated at the deposit rate in effect at the time of entry. Additionally, no request of SolarOne Qidong’s AD entries made during the period from December 1, 2013 to November 30, 2014 or of its CVD entries made during the period from January 1 to December 31, 2013 was made to the USDOC. Consequently, these entries are to be liquidated at the deposit rates in effect at the time of entry.

In addition, on December 31, 2013, SolarWorld Industries America, Inc. filed new AD cases against similar CSPV products from China and Taiwan and a new CVD case against China. These new cases seek AD and CVD against (i) CSPV products with cells with any stage of production in China, if the cells are assembled in China, regardless of the country of origin of the cells, as well as (ii) CSPV products containing cells that were of Taiwanese origin. The USDOC and USITC initiated investigations on January 21, 2014.

In its final determinations in these investigations, the USDOC found that PRC and Taiwanese exporters were selling subject CSPV products to the United States at less than fair value (the AD investigation) and/or that PRC exporters are receiving actionable subsidies (the CVD investigation). The USITC published its final determination on February 10, 2015 that the American industry was materially injured as a result of these imports, and the USDOC published final orders on February 18, 2015, requiring importers of subject CSPV products, including SolarOne Qidong and SolarOne Hong Kong, to pay AD and/or CVD deposits for their entries of subject CSPV products into the United States.

In connection with the USDOC’s AD investigation of subject CSPV products from China, the USDOC applied an AD deposit rate of 52.13% to SolarOne Qidong and SolarOne Hong Kong as “separate rate” companies, based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination. In connection with the USDOC’s AD investigation of subject CSPV products from Taiwan, the USDOC applied an AD deposit rate of 19.50% to SolarOne Qidong and SolarOne Hong Kong as “all others” companies, based on the USDOC’s findings with respect to other Taiwanese exporters selected for individual examination. Moreover, in connection with the CVD investigation and Final Order, the USDOC applied a CVD deposit rate of 38.43% to SolarOne Qidong and SolarOne Hong Kong as an “all-other” company, which is based on the USDOC’s findings with respect to the other Chinese exporters selected for individual examination.

Moreover, entries of subject CSPV products made before USITC’s final determination are potentially subject to different AD and CVD rates than those identified in the USDOC Final Orders. In connection with the CVD investigation, CBP has continued to suspend liquidation of unliquidated CVD deposits of 26.89% for entries of subject cells from the PRC entering the United States on or after June 10, 2014 (the date on which USDOC published its preliminary CVD determination) but before October 8, 2014 (the date on which USDOC instructed CBP to discontinue the suspension of liquidation).

Similarly, in connection with the AD investigations, CBP will continue to suspend liquidation of unliquidated AD deposits of 42.33% for entries of Photovoltaic Products from China and 24.23% for entries of Photovoltaic Products from Taiwan entering the United States on or after July 31, 2014 (the date on which USDOC published its preliminary AD determination) but before January 28, 2015 (the date provisional measures expires).

The ultimate liability for entries made during these periods (which is the liability of the importer of record) will not be assessed until the completion of the first administrative review. Specifically, the importers’ ultimate liability for AD and/or CVD will not be known until the completion of administrative reviews, the first of which is not expected to be initiated until February 2016. The final results of the first administrative review are expected to be determined in 2017 and the USDOC will assess the importers’ final liability for entries made during these respective periods at that time.

On September 6 and November 8, 2012, the European Commission initiated an anti-dumping proceeding and an anti-subsidy proceeding concerning imports of crystalline silicon PV modules and key components, such as cells and wafers, originating in China. On July 27, 2013, the European Union and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including Hanwha SolarOne, would limit the export of solar panels and cells to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013, and the final version was published on December 5, 2013. The Chamber of Commerce Import and Export of Machinery and Electronic Product (CCCME) of China will be responsible for allocating the quota between PV companies, and Hanwha SolarOne has been allocated a portion of the quota, which amounted to 324.73 MW of modules and 7.52 MW of cells in 2014 and 147.76 MW of modules and 3.36 MW of cells in the first half of 2015. Solar panels and cells imported in excess of the annual quota will be subject to anti-dumping and anti-subsidy duties. This price undertaking and annual quota have also resolved the parallel anti-subsidy investigation. For companies that would violate the price undertaking or the quota, or which do not form part of the agreement, definitive duties will be levied as per the definitive anti-dumping and anti-subsidy Regulations that were published on December 5, 2013. Finally, it should be noted wafers have been excluded from the scope of both the anti-dumping and anti-subsidy measures. In connection with the implementation of the undertaking, the European Commission conducted an on-spot verification at SolarOne Qidong from July 17, 2014 to July 18, 2014 and another on-spot verification at SolarOne GmbH from October 30, 2014 to October 31, 2014. As of the date of this prospectus, we have not received any written decision from the European Commission regarding the verifications. See “Risk Factors—Risks Related to Our Company—Changes in international trade policies and international barriers to trade may material adversely affect our ability to export our products worldwide.”

In July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly Q Cells SE) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the insolvency administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012. The insolvency administrator claims that it is entitled to receive in aggregate approximately US$93.1 million as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees), while Q CELLS claims that it is only obligated to pay in aggregate approximately US$19.2 million as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees). The arbitration is currently pending at the arbitral tribunal.

On September 30, 2014, a European customer initiated arbitration proceedings against Hanwha SolarOne (Qidong) Co., Ltd., one of our subsidiaries, under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from SolarOne Qidong between 2009 and 2011 were defective, claiming total damages of approximately US$240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. On November 7, 2014, SolarOne Qidong filed its response to the European customer’s request for arbitration. On December 10, 2014, the European customer filed its statement of case. On January 23, 2015, SolarOne Qidong filed its statement of defense. In each of its filings, SolarOne Qidong has denied all liability for the claims asserted against it. SolarOne Qidong intends to defend vigorously against the claims asserted in the arbitration. A hearing is currently scheduled to be held in May 2016.

On December 16, 2014, Konca Solar Cells Co. Ltd. (“Konca”) raised a counterclaim against Q CELLS in an arbitration proceeding initiated by Q CELLS in which Q CELLS claimed that Konca was to return US$7.2 million of advance payments made by Q CELLS. Konca claimed a damage of US$22.0 million alleging that Q CELLS owed Konca the amounts invoiced to, and unpaid by, the former Q Cells SE. Q CELLS asserts that in accordance with the asset purchase agreement pursuant to which Hanwha Solar acquired Q CELLS’ business in October 2012, it assumed assets of the former Q Cells SE but was specifically exempted from those liabilities claimed by Konca. As such, Q CELL believes that this claim is groundless. No ruling has been made as of the date of this prospectus.

Other than as described above, there are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title	Term
Seong Woo Nam	58	Director, Chairman and Chief Executive Officer	December 2016
Jung Pyo Seo	49	Director and Chief Financial Officer	December 2016
Dong Kwan Kim	32	Director and Chief Commercial Officer	Until the next annual general meeting
Jin Seog Choi	57	Director and Chief Technology Officer	Until the next annual general meeting
Thomas J. Toy	60	Independent Director	December 2015
Ernst A. Bütler	71	Independent Director	December 2015
David N. K. Wang	68	Independent Director	December 2016

Directors

Mr. Seong Woo Nam has served as our chairman of the board and chief executive officer since April 2014. Prior to his current position, Mr. Nam was the executive vice president and general manager of Samsung Electronics’ IT Solutions Business. Prior to leading the IT Solutions Business at Samsung Electronics, Mr. Nam spent eight years directing the business innovation team at Samsung Electronics across a broad range of business segments including planning, supply chain management, logistics, and information strategy. He received his bachelor’s degree in political science from Sogang University in 1983.

Mr. Jung Pyo Seo has served as our director since April 2014 and as our chief financial officer since July 2011. He also serves as a member of our corporate governance and nominating committee. Prior to his current position, Mr. Seo served as chief financial officer and chief operating officer of Azdel Inc., in Virginia from 2008 to 2011. While with Azdel Inc., Mr. Seo rebuilt the company’s cash and debt management systems and processes, implemented a new ERP system, managed commercial banking relationships, raised capital and helped the company expand market share in a competitive market with rising raw material prices. He also played an important role in the acquisition and post-acquisition integration of Azdel Inc. by Hanwha Corporation. Prior to that, Mr. Seo held a variety of accounting, finance and sales-related positions at Hanwha Resorts Corporation and Hanwha Chemical for 12 years. Mr. Seo received an MBA with a concentration in Finance from the University of Washington, and a B.A. with a concentration in Finance and Accounting from Seoul National University.

Mr. Dong Kwan Kim has served as our director since March 2015 and as our chief commercial officer since September 2014. Prior to his current position, Mr. Kim served as chief strategic marketing officer at Q CELLS since August 2013, where he was instrumental in developing new markets for the company and expanding downstream business opportunities. Mr. Kim had previously served as chief strategy officer of Hanwha SolarOne from December 2011 until July 2013 and was a member of the board of directors from December 2010 until August 2013, and was re-appointed in March 2014. He received his bachelor’s degree in political science from Harvard University in 2006.

Dr. Jin Seog Choi has served as our director since March 2015 and as our chief technology officer since February 2015. Prior to his current position, Dr. Choi served as president of the manufacturing division of Hanwha Corporation since May 2014. Dr. Choi had previously served as chief executive officer of STX Solar Co., Ltd. from January 2012 until February 2014. From 2002 to 2010, Dr. Choi held various senior positions, including chief technology officer, at manufacturing and research divisions of Hynix Semiconductor Inc. From 1984 to 2001, Dr. Choi worked at the semiconductor division of Samsung Electronics Co., Ltd. He received his bachelor’s degree in metal engineering from Kyungpook National University in 1981 and his Ph.D. degree in metal engineering from Hanyang University in 1992.

Mr. Thomas J. Toy has served as our independent director since November 2006. He also serves as the chairman of our audit committee and corporate governance and nominating committee and as a member of our compensation committee. His other current positions include director of several privately held companies. Mr. Toy is co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, is a venture partner/advisor for ICCP Ventures, a venture capital firm, and a managing director of Startup Capital Ventures. Formerly, he was a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon and a partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.

Mr. Ernst A. Bütler has served as our independent director since November 2006. He also serves as the chairman of our compensation committee and as a member of our audit committee and as a member of our corporate governance and nominating committee. Mr. Bütler has been an independent board member/consultant and owner of E.A. Bütler Management in Zürich since 2005. His other current positions include chairman of the board of AA-Partners, Zurich, and chairman of the board of Asset Finance Partners Ltd., Zurich, member of the advisory board of XBiotech Inc., Austin/Texas/USA, member of the board of XBiotech Switzerland AG, Zug, XBiotech Germany GmbH, Frankfurt, ImmNeuweg AG, Dubendorf, ImmForch AG, Forch, Switzerland and Lhotse Capital Advisors Limited, Hamilton/Bermuda. From 1999 to 2005, he was a partner of Partners Group in Zug, the largest independent asset manager of private equity in Europe. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignments being Managing Director and co-head of Corporate and Investment Banking Switzerland and Global Head of Multinational Division. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, the INSEAD, Fontainebleau, Paris, and at the Massachusetts Institute of Technology, Boston, USA.

Dr. David N.K. Wang has served as our independent director since April 2009. He also serves as a member of our audit committee, compensation committee and corporate governance and nominating committee. Dr. Wang is currently the chairman of the board of Ether Optronics Inc. and was the president and chief executive officer of Semiconductor Manufacturing International Corporation (SMIC) and an overseas advisor to the Ministry of Science and Technology of the People’s Republic of China from 2009 to 2011. He is also an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States. He was a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board. From September 2005 to June 2007, Dr. Wang served as the chief executive officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Huahong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia. Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Executive Officers

Our directors hold office until the expiration of such term as may be specified in the resolution appointing such director, or if no such term is specified until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. Any director appointed by the directors (either to fill a casual vacancy or as an addition to the existing directors) shall hold office only until the next following annual general meeting and shall then be eligible for re-election at that meeting. Any director may be removed by an ordinary resolution of our shareholders (including by a unanimous written resolution signed by all our shareholders). In addition, the office of a director will automatically be vacated if (i) he gives notice in writing to our company that he resigns the office of director, (ii) all of the directors (other than the one to be removed) pass a resolution or sign a notice effecting his removal from his office as such, (iii) he is prohibited from being a director under any applicable law, rules or regulations and Nasdaq corporate governance rules (the “Nasdaq Rules”), (iv) he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and all of the directors (other than the one to be removed) pass a resolution that he has by reason of such absence vacated office, (v) he dies, becomes bankrupt or makes any arrangement or composition with his creditors, or (vi) he is found to be or becomes of unsound mind. Our officers are appointed by, and serve at the discretion of, our board of directors.

The service contracts of our directors do not provide for benefits upon termination of their directorship.

Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Thomas J. Toy, Mr. Ernst A. Bütler and Dr. David N.K. Wang, and is chaired by Mr. Thomas J. Toy, a director with accounting and financial management expertise as required by the Nasdaq Rules.

Our board of directors has determined that Mr. Thomas J. Toy qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

All of the members of our audit committee satisfy the “independence” requirements of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.

Our audit committee has established a “whistleblower” reporting system to allow individuals to make anonymous communications to the audit committee regarding financial and accounting matters relating to our company.

Compensation Committee

Our compensation committee consists of Mr. Ernst A. Bütler, Mr. Thomas J. Toy and Dr. David N.K. Wang, and is chaired by Mr. Ernst A. Bütler. All of the members of our compensation committee satisfy the “independence” requirements of the Nasdaq Rules.

Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Jung Pyo Seo, Mr. Thomas J. Toy, Mr. Ernst A. Bütler and Dr. David N.K. Wang, and is chaired by Mr. Thomas J. Toy.

The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have previously filed our code of business conduct and ethics, and posted the code on our website http://www.hanwha-solarone.com. The information contained on our website is not part of this prospectus. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time for certain acts of the employee.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques which resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Additionally, our executive officers are typically bound by non-competition provisions contained in their employment agreements that prohibit them from engaging in activities that compete with our business during and for a certain period after their employment with our company.

On June 29, 2007, China adopted the New Employment Contract Law (the “New Employment Law”), which came into effect on January 1, 2008. The New Employment Law sets forth certain key requirements, such as the requirement for a written employment contract, limitations on probation period, and clauses on severance pay that might marginally affect the cost of employment in China. However, the New Employment Law has not substantially impacted our business.

Compensation

In 2012, 2013 and 2014, Hanwha SolarOne paid aggregate cash compensation of RMB9.2 million, RMB6.1 million (US$1.0 million) and RMB6.7 million (US$1.1 million), respectively, to its directors and executive officers. For options granted to officers and directors, see “—2006 Share Option Plan” and “—2007 Equity Incentive Plan.” In 2013 and 2014, Q CELLS paid aggregate cash compensation of US$3.6 million and US$2.0 million, respectively, to its directors and executive officers.

The purposes of our 2006 share option plan and 2007 equity incentive plan are to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

2006 Share Option Plan

We adopted our 2006 share option plan in November 2006. Our 2006 share option plan provides for the grant of options to purchase our ordinary shares, subject to vesting.

Administration. Our 2006 share option plan is administered by the compensation committee of our board of directors. The committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the exercise price for the options, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms. The exercise price may be adjusted in the event of certain share or rights issuances by our company.

Option Exercise. Our 2006 Share Option Plan requires the options be vested over five years in equal portions, except that the vesting schedule of options granted to certain of our professionals, independent directors and advisors may be less than five years if our compensation committee deems it necessary and appropriate. The options, once vested, are exercisable at any time before November 30, 2016, at which time the options will become null and void. The exercise prices of the options are determined by the compensation committee.

Termination of Awards. Options granted under our 2006 share option plan have specified terms set forth in a share option agreement. Each employee who has been granted options shall undertake to work for our company for at least five years starting from the grant date, or for such term as is otherwise specified in the individual’s share option agreement. In the event that the employee’s employment with our company terminates without cause, the employee shall be entitled to exercise his or her vested options within three months of his or her termination, and any unvested options will be forfeited to our company. However, if instead the employee’s employment is terminated by our company for cause, all of his or her unexercised options, whether vested or unvested, will be forfeited to our company.

Share Split or Combination. In the event of a share split or combination of our ordinary shares, the options, whether exercised or not, shall be split or combined at the same ratio.

Amendment and Termination of Plan. Our compensation committee may at any time amend, suspend or terminate our 2006 share option plan. Amendments to our 2006 share option plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2006 share option plan may not adversely affect awards already granted without written consent of the recipient of such awards.

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 share option plan. The following table sets forth certain information regarding our outstanding options under our 2006 share option plan as of the date of this prospectus.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Grant Date	Expiration Date
		(US$/share)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Dong Kwan Kim	—	—	—	—
Jin Seog Choi	—	—	—	—
Thomas J. Toy	120,000	1.8	November 30, 2006	November 30, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.8	November 30, 2006	November 30, 2016
David N.K. Wang	—	—	—	—
Other individuals as a group	216,400	1.8	November 30, 2006	November 30, 2016
	150,000	2.02	August 16, 2007	November 30, 2016
	100,000	2.58	October 26, 2007	November 30, 2016
	50,000	2.73	November 1, 2007	November 30, 2016
	100,000	5.31	December 13, 2007	November 30, 2016
	446,250	2.15	March 6, 2008	November 30, 2016

Total	1,362,650

—	No outstanding share option was held by such person.

2007 Equity Incentive Plan

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for an annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to 2% of our then outstanding ordinary shares or such lesser amount as our board of directors may determine.

Administration. Different committees with respect to different groups of service providers, comprised of members of our board or other individuals appointed by the board, may administer our 2007 equity incentive plan. The administrator has the power to determine which individuals are eligible to receive an award, the terms of the awards, including the exercise price (if any), the number of shares subject to an award, the exercisability of the awards and the form of consideration payable upon exercise.

Options. The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant; however, the overseas price of our non-statutory stock options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. Upon the termination of the service of a participant, he or she may exercise his or her vested options for the period of time stated in the option agreement, and any unvested options are forfeited to our company. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Restricted Stock. Restricted stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Stock Appreciation Rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the date of grant and the exercise date. The exercise price of stock appreciation rights granted under our plan may be as determined by the administrator. Stock appreciation rights expire under the same rules that apply to options.

Performance Units and Performance Shares. Performance units and performance shares are awards that will result in a payment to a participant generally only if performance goals established by the administrator are achieved. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Restricted Stock Units. Restricted stock units are similar to awards of restricted stock, but are not settled unless the award vests. Restricted stock units may consist of restricted stock, performance share or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.

Amendment and Termination. Our 2007 equity incentive plan will automatically terminate in 2017, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of the date of this prospectus.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price	Date of Grant	Expiration Date
		(US$/share)
Seong Woo Nam	—	—	—	—
Jung Pyo Seo	—	—	—	—
Dong Kwan Kim	—	—	—	—
Jin Seog Choi	—	—	—	—
Thomas J. Toy	—	—	—	—
Ernst A. Bütler	—	—	—	—
David N.K. Wang	300,000	0.88	April 2, 2009	April 2, 2019
Other individuals as a group	20,000	4.376	May 28, 2008	May 28, 2018
	20,000	2.42	September 26, 2008	September 26, 2018
	466,800	1.344	October 16, 2008	October 16, 2018
	5,000	1.344	March 17, 2009	March 17, 2019
	20,000	0.742	April 28, 2009	April 28, 2019
	121,750	1.188	September 11, 2009	September 11, 2019
	325,300	1.372	December 3, 2009	December 3, 2019
	150,000	1.08	December 28, 2009	December 28, 2019
	62,500	1.496	June 28, 2010	June 28, 2020

Total	1,491,350

—	No outstanding share option was held by such person.

The following table sets forth certain information regarding our granted restricted stock units under our 2007 equity incentive plan as of the date of this prospectus.

Name	Ordinary Shares Underlying Granted Restricted Stock Units	Date of Grant	Expiration Date
Seong Woo Nam	—	—	—
Jung Pyo Seo	—	—	—
Dong Kwan Kim	—	—	—
Jin Seog Choi	—	—	—
Thomas J. Toy	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
	75,000	January 1, 2015	January 1, 2025
Verena Maria Bütler (wife of Ernst A. Bütler)	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
	75,000	January 1, 2015	January 1, 2025
David N.K. Wang	37,500	January 1, 2011	January 1, 2021
	37,500	January 1, 2012	January 1, 2022
	75,000	January 1, 2013	January 1, 2023
	75,000	January 1, 2014	January 1, 2024
	75,000	January 1, 2015	January 1, 2025
Other individuals as a group	110,000	February 28, 2011	February 28, 2021
	225,000	May 31, 2011	May 31, 2021
	112,500	July 28, 2011	July 28, 2021
	187,500	November 29, 2011	November 29, 2021
	112,500	April 30, 2012	April 30, 2022
	25,000	May 28, 2013	May 28, 2023
	1,365,040	August 1, 2014	August 1, 2024

Total	3,037,540

—	No restricted stock units have been granted to such person.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 10, 2015, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Thomas J. Toy	482,490	*
Verena Maria Bütler (wife of Ernst A. Bütler)	542,490	*
David N.K. Wang	487,500	*
Jung Pyo Seo	—	—
Seong Woo Nam	—	—
All Directors and Executive Officers as a Group(3)	1,512,480	*
Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(4)	3,910,394,778	94.02%

*	less than 0.1%
—	The person does not beneficially own any ordinary share or options exercisable within 60 days of the date of this prospectus.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	The number of shares beneficially owned by each listed person as of March 10, 2015. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options exercisable by such person within 60 days of March 10, 2015. Percentage of beneficial ownership of each listed person is based on 4,158,688,237 ordinary shares outstanding as of March 10, 2015, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus. This number excludes: (i) the remaining 4,014,075 ADSs (representing 20,070,375 ordinary shares) which were issued to facilitate our convertible notes offering in January 2008; (ii) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010; and (iii) the 87,487 ADSs (representing 437,435 ordinary shares) which have been reserved by our company as of March 10, 2015 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded those shares as we do not believe that they will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding ordinary shares would be 4,199,258,395 if those numbers mentioned above are to be included.
(3)	Includes ordinary shares held by all of our directors and senior executive officers as a group, as well as the ordinary shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this prospectus.
(4)

Held 3,903,989,723 ordinary shares (excluding the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010) and 1,281,011 ADSs (representing 6,405,055 ordinary shares) as of March 10, 2015. The address of Hanwha Solar Holdings Co., Ltd. is c/o Hanwha Chemical Corporation, Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Hanwha Solar is a wholly owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar. Hanwha Corporation together with its affiliates hold approximately 42.67% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 36.04% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of our ordinary shares held by Hanwha Solar.

As of June 24, 2015, approximately 6.65% of our outstanding ordinary shares, represented by 5,532,525 ADSs, were held in the form of ADSs in the United States by 41 record holders, among which 37 record holders were U.S. holders.

Private Placement

In September 2010, we issued in a private placement an aggregate of 36,455,089 ordinary shares to Hanwha Solar at a purchase price of US$2.144 per share for an aggregate sale price of US$78.2 million. Concurrently with the closing of this offering, we issued 30,672,689 ordinary shares to Hanwha Solar at par value of the ordinary shares and subsequently an additional 14,407,330 ordinary shares at par value, which shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible notes offering in January 2008 remain outstanding. In October 2011, we repurchased and cancelled 25,017,671 ordinary shares from Hanwha Solar at par value of US$0.0001 per ordinary share.

In connection with our public offering of 9,200,000 ADSs in November 2010, we issued in a private placement to Hanwha Solar an additional 45,981,604 ordinary shares at a price of US$1.8 per ordinary share for an aggregate sale price of US$82.8 million pursuant to a shareholder agreement we and Hanwha Solar entered into on September 16, 2010.

In February 2015, we issued 3,701,145,330 ordinary shares (which represents the equivalent of 740,229,066 ADSs) to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to us and Q CELLS became a wholly-owned subsidiary of us. The new shares issued by us to Hanwha Solar in the transaction represent approximately 8.09 newly issued shares for each of our then-outstanding shares on a fully diluted basis.

Shareholder Agreement

In connection with the our acquisition of Q CELLS from Hanwha Solar and the issuance of our new shares to Hanwha Solar, we and Hanwha Solar entered into a shareholder agreement, dated as of December 8, 2014, which replaced the existing shareholder agreement, dated as of September 16, 2010, as amended by amendment No. 1, dated as of November 12, 2013.

Below is a summary of the key provisions of the shareholder agreement.

Registration Rights

Under the shareholder agreement, Hanwha Solar will be entitled to specified registration rights with respect to any potential public offering of our ordinary shares or ADSs in the United States, and will be entitled to any analogous or equivalent rights with respect to any other offering of shares in any other jurisdiction pursuant to which we undertake to publicly offer or list such securities for trading on a recognized securities exchanges subject to applicable law.

Board of Directors

Three members of the board of directors will be “independent directors”, as defined under Nasdaq Marketplace Rule 5605(a)(2) and otherwise satisfying the independence requirements imposed by Rule 10A-3 of the Exchange Act. Each independent director will be appointed for a two-year term (or such other period of time as is generally applicable to other members of the board of directors).

The shareholder agreement does not specify the number of directors of our board of directors, while our memorandum and articles of association, as amended, provides that our board of directors will consist of not less than five and not more than ten directors.

Audit Committee

So long as we qualify as a “foreign private issuer” (as defined in Rule 3b-4(c) under the Exchange Act), Hanwha Solar will be entitled (but not required) to appoint one individual to serve as an observer to our audit committee so long as such individual (i) satisfies the “no compensation” prong of the independence requirements under Rule 10A-3 of the Exchange Act, (ii) is not a voting member or the chair of, our audit committee and (iii) is not an executive officer of Hanwha Solar or us.

Specific Approvals

The prior approval of a majority of our independent directors will be required to delist our ADSs from Nasdaq, deregister our ordinary shares or the ADSs under the Exchange Act, or amend any provision of our organizational documents to the extent that such amendment would be inconsistent with or conflict with the provisions of the shareholder agreement.

Any “related party transaction,” as defined in Nasdaq Marketplace Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act, will require the prior approval of our audit committee.

In the event any matter is presented to our board of directors for prior approval or determination and any director who has been nominated by Hanwha Solar has an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of our independent directors, then the approval or determination with respect to such matter will be made by a majority of the members of our board of directors without such conflict or interest.

Restrictions on Further Purchases by Hanwha Solar

Hanwha Solar will not acquire, directly or indirectly, by purchase, squeeze-out, merger, consolidation, compulsory acquisition, scheme of arrangement, recapitalization, negotiated transaction or otherwise, that number of our securities that would result in a beneficial ownership percentage of 95.03% or greater unless such acquisition, however structured, shall have been approved in advance by a majority of our independent directors.

Restrictions on Transfer by Hanwha Solar

Hanwha Solar will not effect any transaction or series of related transactions involving a sale(s) of our ordinary shares to any non-affiliated third party if, after giving effect to such sale, such third party (individually or together with its affiliates or other persons which would constitute a “group” (as defined under Section 13(d) of the Exchange Act) with such third party or its affiliates) would beneficially own 30% or more of the total number of issued and outstanding ordinary shares unless (i) approved in advance by a majority of the our independent directors, (ii) after giving effect to such sale(s), Hanwha Solar together with its affiliates continues to control us or (iii) such third party, its affiliates and/or persons which constitute a “group” with such third party, as the case may be, agree in writing to be bound by the terms of the shareholder agreement to the same extent as Hanwha Solar.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We engage from time to time in various transactions with related parties, including our affiliates. We believe that we (and, historically, both Hanwha SolarOne and Q CELLS) have conducted our transactions with related parties as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions.

After the completion of our initial public offering on December 26, 2006, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee.

A summary of our material transactions with related parties is set forth below.

Transactions between Hanwha SolarOne and Q CELLS

In 2013 and 2014, Hanwha SolarOne provided PV module processing services to Q CELLS to produce PV modules from PV cells provided by Q CELLS, which generated revenues amounting to RMB408.6 million (US$66.6 million) and RMB509.4 million (US$84.1 million), respectively. Hanwha SolarOne also purchased PV cells and other raw materials from Q CELLS to produce its own PV modules, which amounted to RMB4.1 million, RMB95.6 million (US$15.4 million) and RMB86.3 million (US$13.9 million) in 2012, 2013 and 2014, respectively.

Hanwha SolarOne had amount due from Q CELLS of RMB162.2 million (US$26.1 million) and RMB134.2 million (US$21.5 million) as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to the module processing services provided to Q CELLS. Since our acquisition of Q CELLS in February 2015, transactions between Hanwha SolarOne and Q CELLS have become intercompany transactions not reported in our consolidated financial statements.

Transactions with Hanwha Corporation

Hanwha Corporation is the controlling shareholder of Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, and it is engaged in the global trading business, among others. We sell (and, historically, both Hanwha SolarOne and Q CELLS sold) PV modules to Hanwha Corporation which then resells the PV modules purchased from us to system integrators and third-party distributors in various markets. We also purchase (and, historically, both Hanwha SolarOne and Q CELLS purchased) raw materials, primarily poly-silicon and silver paste, from Hanwha Corporation. Hanwha SolarOne’s sales to Hanwha Corporation in 2012, 2013 and 2014 amounted to RMB250.0 million, RMB0.5 million (US$0.1 million) and RMB0.9 million (US$0.1 million), respectively, and Q CELLS’ sales to Hanwha Corporation in 2013 and 2014 amounted to US$30.6 million and US$340.8 million, respectively. Hanwha SolarOne’s purchase of raw materials from Hanwha Corporation in 2012, 2013 and 2014 amounted to nil, RMB216.2 million (US$34.8 million) and RMB268.0 million (US$43.2 million), respectively, and Q CELLS’ purchase of raw materials from Hanwha Corporation in 2013 and 2014 amounted to US$165.3 million and US$310.8 million, respectively. In addition, Hanwha SolarOne purchased fixed assets, primarily manufacturing equipment, in the amount of RMB3.6 million, RMB23.9 million (US$3.9 million) and RMB241.5 million (US$38.9 million), in 2012, 2013 and 2014, respectively. In the first quarter of 2015, our sales to Hanwha Corporation amounted to US$80.6 million and our purchase of raw materials from Hanwha Corporation amounted to US$97.0 million.

Hanwha SolarOne had amount due to Hanwha Corporation of RMB98.7 million (US$15.9 million) and RMB241.2 million (US$38.9 million) as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts payable related to purchases of raw materials and fixed assets. Q CELLS had amount due to Hanwha Corporation of US$92.1 million and US$63.8 million as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts payable related to purchases of raw materials. Q CELLS had amount due from Hanwha Corporation of US$37.9 million and US$125.3 million as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to sales of PV modules. As of March 31, 2015, we had amount due to Hanwha Corporation of US$198.9 million, which primarily consisted of accounts payable related to purchases of raw materials, and amount due from Hanwha Corporation of US$55.9 million, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Chemical

Hanwha Chemical, which is the parent company of Hanwha Solar, our largest shareholder, has guaranteed certain borrowings and notes of Hanwha SolarOne and Q CELLS, which have paid guarantee fees to Hanwha Chemical. The amount of Hanwha SolarOne’s bank borrowings and long-term notes guaranteed by Hanwha Chemical amounted to RMB1,707.1 million (US$275.1 million) and RMB609.7 million (US$98.3 million), respectively, as of December 31, 2013, and RMB2,778.0 million (US$447.7 million) and RMB611.9 million (US$98.6 million), respectively, as of December 31, 2014. The amount of Q CELLS’ bank loans, government loan and purchase price liabilities guaranteed by Hanwha Chemical amounted to US$361.8 million and US$413.5 million as of December 31, 2013 and 2014, respectively. As of March 31, 2015, the amount of our long-term debt (including current portion) guaranteed by Hanwha Chemical amounted to US$773.5 million.

Transactions with Hanwha Q CELLS Japan Corp.

Hanwha Q CELLS Japan Corp. is an indirect subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Japan. We sell (and, historically, both Hanwha SolarOne and Q CELLS sold) PV modules to Hanwha Q CELLS Japan Corp., which then resells the PV modules purchased from us to system integrators and third-party distributors in Japan. Hanwha SolarOne’s sales to Hanwha Q CELLS Japan Corp. in 2012, 2013 and 2014 amounted to RMB248.0 million, RMB1,179.3 million (US$190.1 million) and RMB1,122.1 million (US$180.9 million), respectively, and Q CELLS’ sales to Hanwha Q CELLS Japan Corp. in 2013 and 2014 amounted to US$218.6 million and US$56.7 million, respectively. Our sales to Hanwha Q CELLS Japan Corp. in the first quarter of 2015 amounted to US$14.9 million.

Hanwha SolarOne had amount due from Hanwha Q CELLS Japan Corp. of RMB205.9 million (US$33.2 million) and RMB155.7 million (US$25.1) million as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to sales of PV modules. Q CELLS had amount due from Hanwha Q CELLS Japan Corp. of US$62.3 million and US$1.1 million as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to sales of PV modules. As of March 31, 2015, we had amount due from Hanwha Q CELLS Japan Corp. of US$12.2 million, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS Korea Corp.

Hanwha Q CELLS Korea Corp. is an indirect subsidiary of Hanwha Corporation and is not our consolidated subsidiary. It primarily engages in the sale and distribution of PV products and PV downstream business in Korea. We sell (and, historically, both Hanwha SolarOne and Q CELLS sold) PV modules to Hanwha Q CELLS Korea Corp., which then resells the PV modules purchased from us to system integrators and third-party distributors in Korea. Hanwha SolarOne’s sales to Hanwha Q CELLS Korea Corp. in 2012, 2013 and 2014 amounted to RMB281.3 million, RMB213.8 million (US$34.5 million) and RMB515.4 million (US$83.1 million), respectively, and Q CELLS’ sales to Hanwha Q CELLS Korea Corp. in 2013 and 2014 amounted to US$7.5 million and nil, respectively. Our sales to Hanwha Q CELLS Korea Corp. in the first quarter of 2015 amounted to US$21.0 million.

Hanwha SolarOne had amount due from Hanwha Q CELLS Korea Corp. of RMB61.6 million (US$9.9 million) and RMB183.3 million (US$29.5 million) as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts receivable related to sales of PV modules. As of March 31, 2015, we had amount due from Hanwha Q CELLS Korea Corp. of US$51.6 million, which primarily consisted of accounts receivable related to sales of PV modules.

Transactions with Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Canada Inc.

Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Canada Inc. are wholly-owned subsidiaries of Hanwha Q CELLS Americas Holdings Corp., which is an indirect subsidiary of Hanwha Corporation, primarily engaged in the sale and distribution of PV products and PV downstream business in the United States and Canada, respectively. Neither Hanwha Q CELLS USA Corp. nor Hanwha Q CELLS Canada Corp. is our consolidated subsidiary. We sell (and, historically, both Hanwha SolarOne and Q CELLS sold) PV modules to Hanwha Q CELLS USA Corp. and Hanwha Q CELLS Canada Inc., which then resell the PV modules purchased from us to system integrators and third-party distributors in the United States and Canada, respectively. Hanwha SolarOne’s sales to Hanwha Q CELLS Canada Inc. in 2013 and 2014 amounted to RMB112.8 million (US$18.2 million) and RMB109.2 million (US$17.6 million), respectively, and Q CELLS’ sales to Hanwha Q CELLS USA Corp. in 2013 and 2014 amounted to US$4.3 million and US$2.5 million, respectively. Our sales to Hanwha Q CELLS USA Corp. in the first quarter of 2015 amounted to US$15.7 million.

Transactions with Hanwha Advanced Materials Corp.

Hanwha Advanced Materials Corp. is a wholly-owned subsidiary of Hanwha Chemical that engages in the manufacturing of various automotive and electronics materials, and is not our consolidated subsidiary. We purchase (and, historically, both Hanwha SolarOne and Q CELLS purchased) raw materials from Hanwha Advanced Materials Corp. Hanwha SolarOne’s purchase of raw materials from Hanwha Advanced Materials Corp. in 2012, 2013 and 2014 amounted to RMB63.2 million, RMB82.3 million (US$13.3 million) and RMB140.4 million (US$22.6 million), respectively, and Q CELLS’ purchase of raw materials from Hanwha Advanced Materials Corp. in 2013 and 2014 amounted to nil and US$5.5 million, respectively. Our purchase of raw materials from Hanwha Advanced Materials Corp. in the first quarter of 2015 amounted to US$2.9 million.

Hanwha SolarOne had amount due to Hanwha Advanced Materials Corp. of nil and RMB49.7 million (US$8.0 million) as of December 31, 2013 and 2014, respectively, which primarily consisted of accounts payable related to purchases of raw materials. As of March 31, 2015, we had amount due to Hanwha Advanced Materials Corp. of US$18.0 million, which primarily consisted of accounts payable related to purchases of raw materials.

DESCRIPTION OF THE SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	ordinary shares, including ordinary shares represented by ADSs;

•	preferred shares;

•	debt securities; and

•	warrants to purchase debt securities, ordinary shares, preferred shares or ADSs.

We will set forth in the applicable prospectus supplement a description of the preferred shares, debt securities and warrants, and, in certain cases, the ordinary shares (including ordinary shares represented by ADSs) that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offer. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consisted of 7,000,000,000 ordinary shares, with a par value of US$0.0001 each.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Description of Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members (shareholders). Each holder of our ordinary shares is entitled to receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, provided that under Cayman Islands law, we may pay a dividend only out of either profit or share premium account, and in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Under our amended and restated memorandum and articles of association, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our exclusive benefit until claimed, and we will not be deemed a trustee in respect of such dividend or be required to account for any money earned thereon. All dividends unclaimed for six years after having been declared may be forfeited by our board of directors and thereupon will revert to us.

Voting Rights

The holder of each ordinary share is entitled to one vote for each ordinary share held by such holder on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any other shareholder or shareholders present in person or by proxy and holding at least 10% in par value of the shares giving a right to attend and vote at the meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares, and cancelling any authorized but unissued shares.

Transfer of Ordinary Shares

Subject to the restrictions of our amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer which is in writing and in the usual or common form or any other form approved by our board of directors, and which is executed by or on behalf of the transferor.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer to be registered is not to an infant or a person suffering from mental disorder.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Liquidation

Upon our company being wound up, if the assets available for distribution amongst our shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. Such distributions will be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (whether on account of the nominal value of such shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each such shareholder shall (subject to receiving at least 14 days’ notice specifying the time of payment) pay to our company at the time so specified the amount called on such ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by special resolution. Our company may also repurchase any of our ordinary shares provided that the manner of purchase has first been authorized by our shareholders in a general meeting by an ordinary resolution. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound-up and except where our articles of association or the Companies Law impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied either with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction or a a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be effected by the directors as provided in the articles of association without any vote or consent of the holders of ordinary shares.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall, if required by the Companies Law, other applicable law, rules or regulations or the Nasdaq Rules, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as our directors shall appoint.

Shareholders’ general meetings may be convened by our board of directors on its own initiative, acting by a resolution duly adopted by a majority of the members of the entire board.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles or association allow our shareholders holding not less than 10% in par value of the capital of our company carrying voting rights at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to proceed to convene such an extraordinary general meeting of our shareholders and to put the resolutions so requisitioned to a vote at such meeting. (However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.) If our directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting (but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21-day period).

At least 20 (but not more than 60) days’ notice must be given for any annual general meeting and any extraordinary general meeting calling for the passing of a special resolution, and at least 14 (but not more than 60) days’ notice must be given for any other extraordinary general meeting.

The quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding not less than one-third of the outstanding voting shares in our company.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information About Us.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company held by such shareholder. Our memorandum contains a declaration that the liability of our shareholders is so limited. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We intend to comply with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on the Nasdaq Global Market hold an annual general meeting of shareholders. In addition, our amended and restated memorandum and articles of association allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow many recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period after the expiration of the said four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the Company to challenge (a) an act which is ultra vires the Company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that our company shall indemnify each of our directors and officers against any losses, claims, damages, liabilities, judgments, fines, obligations, expenses and liabilities of any kind or nature whatsoever (including any investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened legal action or proceeding), that such director and officer may at any time become subject to or liable for in connection with claims brought against any of them on behalf of the company or by a third party in connection with any of their status as a director or officer of our company or any of their service to or on behalf of our company to the maximum extent permitted under applicable law. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding not less than 10% in par value of the share capital of our company that as at that date carries the right of voting at general meetings of our company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated memorandum and articles of association require us to call such meetings if required by the Companies Law, other applicable law, rules or regulations or the Nasdaq Rules.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors may be removed by an ordinary resolution of our shareholders or by all directors (other than the one to be removed) passing a resolution or signing a notice effecting the removal of such director from his office as a director.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by the passing of a special resolution or, if our company is unable to pay its debts as they fall due, by an ordinary resolution. The Grand Court of the Cayman Islands has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound-up and except where our articles of association or the Companies Law impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied only with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our amended and restated memorandum and articles of association may only be amended by the passing of a special resolution.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. These provisions could have the effect of discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents fifty ordinary shares (or a right to receive ordinary shares) deposited with the Hong Kong office of the Hongkong and Shanghai Banking Corp., as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286. Effective as of June 15, 2015, we changed the ratio of our ADS to ordinary shares from one ADS representing five ordinary shares to one ADS representing fifty ordinary shares.

You may hold ADSs either (A) directly (i) by having an American depositary receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American depositary shares, which ownership shall be evidenced by periodic statements sent by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American depositary receipt. Directions on how to obtain copies of those documents are provided under “Where You Can Find Additional Information.”

Dividends and Other Distributions

How Will You Receive Dividends and Other Distributions on the Shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

• Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

• Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

• Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

• Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How Are ADSs Issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How Do ADS Holders Cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How Do ADS Holders Interchange Between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How Do You Vote?

You may instruct the depositary how to vote the deposited securities. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct or as described in the following sentence. If we asked the depositary to solicit your instructions but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days before the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to you

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• US$0.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and Nasdaq application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American depositary shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

Persons Depositing or Withdrawing Shares Must Pay:	For:
• (a) Change the nominal or par value of our shares or reclassify, split up or (b) consolidate any of the deposited securities	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities

• (a) Distribute securities on the shares that are not distributed to you or (b) recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•       The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How May the Deposit Agreement Be Amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How May the Deposit Agreement Be Terminated?

The depositary will terminate the deposit agreement at our direction by mailing a notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing a notice of termination to us and the ADS holders then outstanding if at any time 60 days shall have expired after the depositary shall have delivered to our company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holder of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American depositary shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement have acknowledged that the Direct Registration System and Profile Modification System will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. The Direct Registration System is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American depositary shares, which ownership shall be evidenced by periodic statements sent by the depositary to the ADS holders entitled thereto. The Profile Modification System is a required feature of the Direct Registration System which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to the Direct Registration System/Profile Modification System, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code as in effect in the State of New York). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the Direct Registration System Profile Modification System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

DESCRIPTION OF OUR PREFERRED SHARES

Our board of directors has the authority, without shareholder approval, to issue preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, redemption voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. The preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

As of the date of this document, there are no outstanding preferred shares of any series. The material terms of any series of preferred shares that we offer, together with any material U.S. federal income tax considerations relating to such preferred shares, will be described in a prospectus supplement.

Holders of our preferred shares are entitled to certain rights and subject to certain conditions as set forth in our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands. See “Description of Share Capital.”

DESCRIPTION OF DEBT SECURITIES

We may issue series of debt securities, which may include debt securities exchangeable for or convertible into ordinary shares or preferred shares. When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a supplement to this prospectus. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.

The debt securities offered by this prospectus may be secured or unsecured, and may be senior debt securities, senior subordinated debt securities or subordinated debt securities. The debt securities offered by this prospectus may be issued under an indenture between us and the trustee under the indenture. The indenture may be qualified under, subject to, and governed by, the Trust Indenture Act of 1939, as amended. We have summarized selected portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement on Form F-3, of which this prospectus is a part, and you should read the indenture for provisions that may be important to you.

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and detailed or determined in the manner provided in a board of directors’ resolution, an officers’ certificate and by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

We may issue any amount of debt securities under the indenture, which may be in one or more series with the same or different maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, including any related pricing supplement, relating to any series of debt securities being offered, the initial offering price, the aggregate principal amount offered and the terms of the debt securities, including, among other things, the following:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will repay the principal on the debt securities and the right, if any, to extend the maturity of the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will be payable and any regular record date for any interest payment date;

•	the place or places where the principal of, premium, and interest on the debt securities will be payable, and where the debt securities of the series that are convertible or exchangeable may be surrendered for conversion or exchange;

•	any obligation or right we have to redeem the debt securities pursuant to any sinking fund or analogous provisions or at the option of holders of the debt securities or at our option, and the terms and conditions upon which we are obligated to or may redeem the debt securities;

•	any obligation we have to repurchase the debt securities at the option of the holders of debt securities, the dates on which and the price or prices at which we will repurchase the debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on, the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on, the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in the indenture with respect to the debt securities and any change in the acceleration provisions described in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in the indenture with respect to the debt securities;

•	whether the debt securities will be senior or subordinated and any applicable subordination provisions;

•	a discussion of any material U.S. federal income tax considerations applicable to the debt securities;

•	any other terms of the debt securities, which may modify any provisions of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that are exchangeable for and/or convertible into ordinary shares or preferred shares. The terms, if any, on which the debt securities may be exchanged and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for exchange or conversion, which can be mandatory, at the option of the holder or at our option, and the manner in which the number of ordinary shares, preferred shares or other securities to be received by the holders of debt securities would be calculated.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the U.S. federal income tax considerations, and other special considerations applicable to any of these debt securities, in the applicable prospectus supplement. If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

We may issue debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, unless we otherwise specify in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue and offer warrants under the material terms and conditions described in this prospectus and any accompanying prospectus supplement. The accompanying prospectus supplement may add, update or change the terms and conditions of the warrants as described in this prospectus.

General

We may issue warrants to purchase our ordinary shares, preferred shares, ADSs or debt securities. Warrants may be issued independently or together with any securities and may be attached to or separate from those securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all of which will be described in the prospectus supplement relating to the warrants we are offering. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

Equity Warrants

Each equity warrant issued by us will entitle its holder to purchase the equity securities designated at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Equity warrants may be issued separately or together with equity securities.

The equity warrants are to be issued under equity warrant agreements to be entered into between us and one or more banks or trust companies, as equity warrant agent, as will be set forth in the applicable prospectus supplement and this prospectus.

The particular terms of the equity warrants, the equity warrant agreements relating to the equity warrants and the equity warrant certificates representing the equity warrants will be described in the applicable prospectus supplement, including, as applicable:

•	the title of the equity warrants;

•	the initial offering price;

•	the aggregate amount of equity warrants and the aggregate amount of equity securities purchasable upon exercise of the equity warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, the designation and terms of the equity securities with which the equity warrants are issued, and the amount of equity warrants issued with each equity security;

•	the date, if any, on and after which the equity warrants and the related equity security will be separately transferable;

•	if applicable, the minimum or maximum amount of the equity warrants that may be exercised at any one time;

•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

•	if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the equity warrants;

•	anti-dilution provisions of the equity warrants, if any;

•	redemption or call provisions, if any, applicable to the equity warrants; and

•	any additional terms of the equity warrants, including terms, procedures and limitations relating to the exchange and exercise of the equity warrants.

Holders of equity warrants will not be entitled, solely by virtue of being holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors or any other matters, or to exercise any rights whatsoever as a holder of the equity securities purchasable upon exercise of the equity warrants.

Debt Warrants

Each debt warrant issued by us will entitle its holder to purchase the debt securities designated at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Debt warrants may be issued separately or together with debt securities.

The debt warrants are to be issued under debt warrant agreements to be entered into between us, and one or more banks or trust companies, as debt warrant agent, as will be set forth in the applicable prospectus supplement and this prospectus.

The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement, including, as applicable:

•	the title of the debt warrants;

•	the initial offering price;

•	the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the title and terms of any related debt securities with which the debt warrants are issued and the amount of the debt warrants issued with each debt security;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

•	if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the debt warrants;

•	whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

•	anti-dilution provisions of the debt warrants, if any;

•	redemption or call provisions, if any, applicable to the debt warrants; and

•	any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants.

Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer, and debt warrants may be exercised at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indentures governing such debt securities.

TAXATION

Material income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement relating to the offering of those securities.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated as an exempted company under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in the PRC, Germany, Malaysia and Korea, and substantially all of our assets are located in the PRC, Germany, Malaysia and Korea. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hanwha SolarOne U.S.A. Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law has advised us that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands, and that there is uncertainty as to whether the courts of the Cayman Islands would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state or territory in the United States; or

•	entertain original actions brought in the courts of the Cayman Islands or the PRC, respectively, against us or our directors or officers predicated solely upon the federal securities laws of the United States or any state or territory within the United States.

Maples and Calder has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive judgment obtained in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

PLAN OF DISTRIBUTION

We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to investors; or

•	through a combination of any of these methods of sale.

We will set forth in a prospectus supplement or free writing prospectus the terms of the offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in a prospectus supplement or free writing prospectus naming the underwriter and the nature of any such relationship.

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

We may also sell securities directly to one or more purchasers without using underwriters or agents.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement or a free writing prospectus any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnity them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

We will bear all costs, expenses and fees in connection with the registration of the securities as well as the expenses of all commissions and discounts, if any, attributable to the sales of securities by us.

Unless otherwise specified in the applicable prospectus supplement or any free writing prospectus, each class or series of securities will be a new issue with no established trading market, other than our ordinary shares represented by ADSs, which are listed on the NASDAQ Global Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

In connection with an offering, an underwriter may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities, if any, from us in the offering. If the underwriters have an over-allotment option to purchase additional securities from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the securities, the underwriters may bid for or purchase securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also affect the price of the securities to the extent that it discourages resale of the securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or a post-effective amendment.

In addition, we may loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities offered by this prospectus or otherwise.

LEGAL MATTERS

Except as otherwise set forth in the applicable prospectus supplement, certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon for us by Paul Hastings LLP, our special United States counsel, to the extent governed by the laws of the State of New York, and by Maples and Calder, our special legal counsel as to Cayman Islands law, to the extent governed by the laws of the Cayman Islands. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel to underwriters, dealers or agents, such counsel will be named in the applicable prospectus supplement relating to any such offering.

EXPERTS

The consolidated financial statements of Hanwha SolarOne as of December 31, 2013 and 2014, and for the years ended December 31, 2012, 2013 and 2014 incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Q CELLS for the period between September 12, 2012 and December 31, 2012 and as of December 31, 2013 and 2014, and for each of the years in the two-year period ended December 31, 2014, except as they relate to Hanwha Q Cells Malaysia Sdn Bhd, have been included in this prospectus in reliance upon the reports of KPMG AG Wirtschaftsprüfungsgesellschaft, independent accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Hanwha Q Cells Malaysia Sdn Bhd as of December 31, 2013 and 2014, and for each of the years in the two-year period ended December 31, 2014, not separately presented in this prospectus, have been audited by PricewaterhouseCoopers ABAS Ltd, independent accountants, whose report thereon appears herein. The audited financial statements of Q CELLS as of December 31, 2013 and 2014, and for each of the years in the two-year period ended December 31, 2014 to the extent they relate to Hanwha Q Cells Malaysia Sdn Bhd, have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

The offices of Ernst & Young Hua Ming LLP are located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai 200120, People’s Republic of China.

The offices of KPMG AG Wirtschaftsprüfungsgesellschaft are located at Münzgasse 2, 04107 Leipzig, Germany.

The offices of PricewaterhouseCoopers ABAS Ltd are located at 15th Floor, Bangkok City Tower, 179/74-80 South Sathorn Road, Bangkok 10120, Thailand.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements are filed as part of this prospectus, together with the report of the independent auditors:

Page
Audited Consolidated Financial Statements of Q CELLS

Independent Auditors’ Report	F-2

Independent Auditors’ Report	F-3

Consolidated Balance Sheets as of December 31, 2013 and 2014	F-4

Consolidated Statements of Operations and Comprehensive Income (Loss) for the Period between September 12, 2012 and December 31, 2012 and the Years Ended December 31, 2013 and 2014	F-5

Consolidated Statements of Changes in Stockholders’ Equity for the Period between September 12, 2012 and December 31, 2012 and the Years Ended December 31, 2013 and 2014	F-6

Consolidated Statements of Cash Flows for the Period between September 12, 2012 and December 31, 2012 and the Years Ended December 31, 2013 and 2014	F-7

Notes to the Consolidated Financial Statements	F-8 – F-31

Unaudited Interim Condensed Consolidated Financial Statements of Hanwha Q CELLS Co., Ltd.

Condensed Consolidated Balance Sheets as of December 31, 2014 and March 31, 2015 (Unaudited)	F-32

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) for the Three Months Ended March 31, 2014 and 2015	F-33

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2014 and 2015	F-34

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2014 and 2015	F-35

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-36 – F-49

Independent Auditors’ Report

The Board of Directors

Hanwha Q CELLS Investment Co., Ltd.:

We have audited the accompanying consolidated financial statements of Hanwha Q CELLS Investment Co., Ltd. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the period from September 12, 2012 to December 31, 2012 and each of the years in the two-year period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Hanwha Q Cells Malaysia Sdn. Bhd., a wholly-owned subsidiary, which statements reflect total assets constituting 28 percent and 26 percent of consolidated total assets at December 31, 2014 and 2013, respectively, and total cost of goods sold constituting 47 percent and 50 percent of consolidated total cost of goods sold for the each of the years in the two-year period ended December 31, 2014, respectively, of the related consolidated totals. Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Hanwha Q Cells Malaysia Sdn. Bhd., is based solely on the report of the other auditors. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Hanwha Q CELLS Investment Co., Ltd. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the period from September 12, 2012 to December 31, 2012 and each of the years in the two-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany

April 24, 2015

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

HANWHA Q CELLS MALAYSIA SDN. BHD.

We have audited the accompanying consolidated financial statements of Hanwha Q CELLS Malaysia Sdn. Bhd. and its subsidiary, which comprise the consolidated balance sheets as of 31 December 2014 and 31 December 2013, and the related consolidated statements of income, of stockholders’ equity and of cash flows for the financial years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanwha Q CELLS Malaysia Sdn. Bhd. and its subsidiary at 31 December 2014 and 31 December 2013, and the results of their operations and their cash flows for the financial years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers ABAS Ltd.

PricewaterhouseCoopers ABAS Ltd.

Bangkok, Thailand

March 17, 2015

Hanwha Q CELLS Investment Co., Ltd.

Consolidated Balance Sheets

December 31, 2014 and 2013

(in millions of US dollars, except share data)

	Reference	2014	2013
Assets
Current assets
Cash and cash equivalents	6	156.7	257.7
Restricted cash	6	2.4	6.6
Trade accounts receivable (net of valuation allowance of $0 and $0.4)	5(a)	31.0	40.8
Receivables from related parties	13	159.5	115.4
Inventories	5(b)	204.4	164.8
Loans to related parties		9.1	0.3
Other current assets		21.8	12.6

Total current assets		584.7	598.1
Property, plant, and equipment	5(c)	147.8	144.9
Intangible assets	5(d)	13.7	22.5
Deferred income taxes	12	3.6	1.3
Other long-term assets		16.4	4.6

Total assets		766.2	771.4

		2014	2013
Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	6	50.8	42.7
Payables to related parties	13	87.1	121.6
Accrued expenses		1.0	10.3
Other payables		8.9	1.7
Short-term debt		1.1	6.3
Current portion of long-term debt	9	1.2	1.1
Current portion of obligations under capital leases	8, 9	5.7	3.3
Litigation accruals		58.5	66.1
Deferred income taxes	12	5.4	1.8
Warranty provision	5(e)	10.5	12.3
Other current liabilities		4.6	6.4

Total current liabilities		234.8	273.6
Long-term debt, net of current portion	9	283.5	210.6
Long-term obligations under capital leases	8, 9	1.2	3.1
Long-term warranty provision	5(e)	17.0	16.7

Total liabilities		536.5	504.1

Stockholders’ Equity
Common stock, $0.0001 par value; 7,000,000,000 shares authorized as of December 31, 2014 and 2013, 3,701,145,330 shares issued and outstanding as of December 31, 2014 and 2013,	11	0.4	0.4
Additional paid-in capital	11	329.8	329.8
Accumulated deficit		(64.0)	(66.9)
Accumulated other comprehensive (loss) income		(36.5)	4.1

Total stockholders’ equity		229.7	267.4

Total liabilities and stockholders’ equity		766.2	771.4

See accompanying notes to consolidated financial statements

Hanwha Q CELLS Investment Co., Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions of US dollars)

	Year ended December 31, 2014	Year ended December 31, 2013	Period September 12 to December 31, 2012
Net sales	773.1	530.1	65.6
Cost of goods sold	653.2	451.7	72.3

Gross profit	119.9	78.4	(6.7)
Selling and marketing expenses	31.6	32.6	1.0
General and administrative expenses	48.0	48.5	17.1
Research and development expenses	27.4	30.8	5.5

Operating income (loss)	12.9	(33.5)	(30.3)
Other income (expense)
Interest income	1.7	0.5	0.2
Interest expense	(18.1)	(16.6)	(3.1)
Foreign exchange gain (loss)	7.9	2.0	(2.3)
Gain from bargain purchase	—	—	16.6
Other expense, net	(8.5)	(14.0)	11.4
Income (loss) before income taxes	4.4	(47.6)	(18.9)
Provision for income taxes	1.4	0.4	—

Net income (loss)	3.0	(48.0)	(18.9)
Other comprehensive income (loss)
Foreign currency translation adjustments	(40.6)	1.2	2.9
Other comprehensive income (loss)	(40.6)	1.2	2.9

Comprehensive loss	(37.6)	(46.8)	(16.1)

Net income (loss) per share	0.00	(0.03)	(0.02)
Number of shares used in computation of net income (loss) per share	3,701,145,330	1,693,522,340	1,232,949,935

See accompanying notes to consolidated financial statements

Hanwha Q CELLS Investment Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(in millions of US dollars, except share data)

	Common stock		Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total stockholders’ equity
	Shares	Amount
Balances at September 12, 2012	—	—	—	—	—	—
Net loss	—	—	—	(18.9)	—	(18.9)
Other comprehensive income, net of tax	—	—	—	—	2.9	2.9
Shares issued	1,232,949,935	0.1	109.9	—	—	110.0

Balances at December 31, 2012	1,232,949,935	0.1	109.9	(18.9)	2.9	93.9
Net loss	—	—	—	(48.0)	—	(48.0)
Other comprehensive income, net of tax	—	—	—	—	1.2	1.2
Shares issued	2,468,195,395	0.3	219.9	—	—	220.2

Balances at December 31, 2013	3,701,145,330	0.4	329.8	(66.9)	4.1	267.4
Net income	—	—	—	3.0	—	3.0
Other comprehensive loss, net of tax	—	—	—	—	(40.6)	(40.6)

Balances at December 31, 2014	3,701,145,330	0.4	329.8	(64.0)	(36.5)	229.7

See accompanying notes to consolidated financial statements

Hanwha Q CELLS Investment Co., Ltd.

Consolidated Statement of Cash Flows

(in millions of US dollars)

	Reference	Year ended December 31, 2014	Year ended December 31, 2013	Period September 12 to December 31, 2012
Cash flows from operating activities
Net income (loss)		3.0	(48.0)	(18.9)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation, amortization and impairment	5(c)	37.4	35.6	17.2
Allowance for doubtful accounts		0.3	4.1	0.2
Non-cash interest expense on amortization of long-term debt and litigation accruals	9, 10	7.7	9.3	1.3
Non-cash income from reversal of personnel provisions and R&D subsidies		(2.5)	—	—
Unrealized (gains) loss on derivative contracts	7	(0.9)	—	—
Deferred tax expense	12	1.4	0.4	—
Cash paid to purchase silver accounts		(2.7)	—	—
Gain from bargain purchase	4	—	—	(16.6)
Changes in operating assets and liabilities
Trade accounts receivable	5(a)	(37.1)	(126.0)	(7.4)
Inventories	5(b)	(39.5)	(69.1)	16.5
Other current assets	6	(13.2)	(1.4)	—
Restricted cash	2(d)	4.2	(6.6)	—
Trade accounts payable	6	(26.5)	149.7	8.0
Warranty provisions	5(e)	(1.5)	2.9	(1.7)
Accrued expenses	6	(9.4)	(5.5)	6.2
Other payables	6	(0.5)	9.0	(33.2)
Other current liabilities	6	(1.8)	7.7	—

Cash used in operating activities		(81.6)	(37.7)	(28.4)
Cash flows from investing activities
Net consideration transferred for business combination		—	—	(47.0)
Capital expenditures	5(c)	(45.6)	(15.4)	(3.5)
Proceeds for sale of assets held for sale		—	9.0	—
Issuance of loans to related parties	13	(19.5)	(0.2)	—

Net cash used in investing activities		(65.1)	(6.7)	(50.5)
Cash flows from financing activities
Proceeds from borrowings from banks	9	69.3	50.0	30.0
Principal payments on bank borrowings	9	(6.4)	(30.0)	—
Principal payments on government borrowings	9	(0.9)	(1.0)	—
Principal payments on capital lease obligations	8	(5.6)	(1.0)	—
Proceeds from issuance of common stock	11	—	220.2	110.0

Net cash provided by financing activities		56.4	238.3	140.0

Net increase (decrease) in cash and cash equivalents		(90.3)	193.8	61.1

Effect of exchange rate changes on cash and cash equivalents		(10.7)	2.0	0.7
Cash and cash equivalents at beginning of year		257.7	61.9	—
Cash and cash equivalents at end of year		156.7	257.7	61.9

Supplementary information on cash flows
Cash paid for income taxes		—	—	—
Cash paid for interest		(10.4)	(7.3)	—

See accompanying notes to consolidated financial statements

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Description of Business

Description of Business

These consolidated financial statements comprise the operations of Hanwha Q CELLS Investment Co., Ltd. (“the Company” or “the parent Company”) and its subsidiaries (collectively “Hanwha Q CELLS” or “the Group”). The Company was formed on September 12, 2012. The Company’s registered office is in the Cayman Islands.

The core business of Hanwha Q CELLS is the development, manufacturing, and marketing of crystalline film solar modules with monocrystalline and polycrystalline solar cells. Hanwha Q CELLS also provides a comprehensive range of services for the development and installation of ground-mounted and commercial rooftop photovoltaic systems.

The Group’s business activities commenced in 2012 with the acquisition of the former Q Cells SE, a manufacturer of solar cells and modules, in a business combination which was completed on October 16, 2012. The business combination is described in detail in Note 4. The Company was formed on September 12, 2012 for the purpose of consummating the business combination.

The Company is a wholly owned subsidiary of Hanwha Chemical Corporation, Seoul, Korea.

(2)	Summary of significant accounting policies

a)	Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include the useful lives and valuation of tangible and intangible assets, warranty provisions, and contingent liabilities arising from litigation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates, and as such, differences may be material to the financial statements.

c)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

d)	Restricted cash

Restricted cash represents amounts held by a bank as security for guarantees and performance bonds and, therefore, are not available for the Group’s use. Changes in restricted cash are classified within cash flows from operating activities. The Group had $2.4 million and $6.6 million in restricted cash, all for security of performance bonds as of December 31, 2014 and 2013, respectively. The restriction on cash is expected to be released during 2015.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

e)	Accounts and other receivable

Accounts receivable are recorded at original invoice amount. The Company maintains allowances for doubtful accounts to reduce the Company’s receivables to their estimated net realizable value. The Company analyzes specific accounts receivable, historical bad debts, and current economic conditions when evaluating the adequacy of the allowance for doubtful accounts. Trade receivables are insured against the risk of default and the insurance covers 90% of loss in the event of default by the customer. Accounts receivable are written off when no future collection is expected.

f)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the moving average method for all inventories. Raw material cost is based on purchase costs while work-in-progress and finished goods include materials, labor and manufacturing overhead. Capitalization of costs into inventory is based on normal utilization. Indirect manufacturing costs resulting from abnormal utilization are expensed as incurred.

At the end of each reporting period, the Company compares the cost of inventories to the market value, taking into consideration the inventories’ current cost of replacement, net realizable value, and normal profit margins of those inventories upon sales. Those inventories for which cost exceeds market value is written down to their market value. This market value subsequently forms the new cost basis for such inventories.

The Group also assesses any obsolescence of inventories based on the most recent date of movement. Inventories without receipt and shipment for a predetermined period of time are deemed to be obsolete and are thus written down to a zero value.

g)	Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Cost includes the price paid to acquire or construct the assets, required installation costs, interest capitalized during the construction period, and any expenditure that substantially adds to the value, of or substantially extends the useful life of, an existing asset.

Borrowing costs are accounted for on an accrual basis and are charged to the consolidated statements of operations in the year incurred, except for interest costs on borrowings to finance certain qualifying assets. Such costs to finance qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use, as part of the cost of the assets. All other borrowing costs are expensed as incurred.

The capitalization rate used to determine the amount of interest to be capitalized is the weighted average interest rate applicable to the Group’s outstanding borrowings during the year. Where funds are borrowed specifically for the acquisition, construction or production of assets, the amount of borrowing costs eligible for capitalization on the respective assets is determined as the actual borrowing costs are incurred on that borrowing during the respective periods.

Property, plant, and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings: 33 to 38 years

Technical equipment and machinery: 6 to 13 years

Other equipment, operating and office equipment 3 to 18 years

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Plant and equipment held under capital leases are amortized on a straight-line basis over the shorter of the remaining lease term or estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining term of the lease.

Repair and maintenance costs are expensed as incurred. For the periods ended December 31, 2014, 2013, and 2012, the Group incurred $4.6 million, $5.7 million, and $1.3 million in repair and maintenance costs, respectively.

h)	Intangible assets

Intangible assets are carried at cost less accumulated amortization. Amortization is recognized on a straight-line basis over the estimated useful life of the respective asset. The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Impairment is recognized based on the difference between the fair value of the asset and its carrying value.

i)	Impairment of long-lived assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and at each period end. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and appraisals, as considered necessary.

In the year ended December 31, 2014, the Group performed impairment tests on the buildings, machinery, and equipment in light of the restructuring of Hanwha Q CELLS GmbH’s operations. The results of this impairment test indicated that the restructuring was a non-adjusting event and a recognition of impairment loss was not necessary.

Separately, the Group also conducted impairment tests on non-corporate assets outside of the cash generating unit (“CGU”) that were potentially not recoverable. Indicators for potential impairment existed for these assets independently from the restructuring. Assets subject to review included buildings that were left vacant for an extended period of time and softwares for which no future use could be identified.

Based on this impairment assessment performed, the Group concluded the carrying amounts of some of these long-lived assets are not recoverable and recognized an impairment charge of $2.4 million as other expense, net in the statement of operations for the period ended December 31, 2014. Of this amount, approximately $0.8 million resulted from the impairment of softwares and other intangible assets.

j)	Fair Values of Financial Instruments

The Company’s cash and cash equivalents and foreign currency contracts are carried at fair value. The fair value of the Company’s accounts receivable, accounts payable approximates the carrying amount due to their short duration.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

k)	Foreign Currency Contracts

The Company operates internationally and is exposed to potentially adverse movements in currency exchange rates. The Company enters into hedges in the form of foreign currency forward contracts to reduce its exposure to foreign currency rate changes on non-functional currency denominated forecasted transactions principally arising from sales contracts denominated in Australian dollar (AUD) and Japanese Yen (JPY). The assets or liabilities associated with the forward contracts are recorded at fair value as derivative contracts in the consolidated balance sheet.

During the year ended December 31, 2014, the Group entered into cross-currency exchange rate agreements to receive USD in exchange of AUD and JPY. Changes in the fair value of these derivative instruments are recognized in the consolidated statements of operations. These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. The Group had no derivative transactions in 2013 and 2012.

As of December 31, 2014, the Group had outstanding cross-currency exchange rate contracts with nominal amounts of $9.2 million. The Group estimates the fair value of its foreign currency under a pricing model using market observable inputs.

l)	Variable interest entities

The Group establishes or acquires share interest in entities which may be considered variable interest entities in the process of initiating and executing its downstream operations. The Group consolidates such variable interest entities, even if there are other variable interests in such entities, if the Group is considered the primary beneficiary of such entities.

The Group analyzes all such entities and classifies them as either (a) entities that must be consolidated because they are either not variable interest entities (“VIEs”) and the Group holds the majority voting interest, or because they are VIEs and the Group is the primary beneficiary; and (b) entities that do not need to be consolidated and are accounted for under either the equity or cost methods of accounting because they are either not VIEs and the Group holds a minority voting interest, or because they are VIEs and the Group is not the primary beneficiary.

Entities are considered VIEs if (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (ii) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (iii) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor.

The Group is considered the primary beneficiary of and are required to consolidate a VIE if the Group has the power to direct the activities that most significantly impact that VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of that VIE that could potentially be significant to the VIE. If the Group is determined not to have the power to direct the activities that most significantly impact the entity, then the Group is not the primary beneficiary of the VIE.

The Group’s downstream activities typically require some form of equity investments, depending on the structure of the deal and the markets in which these activites take place. As of the years ended December 31, 2014, the Group had four entities in which the Group held an equity interest.

Two of the entities, with registered office in Chile and Turkey, were not VIEs but was subject to consolidation as the Group held 100% share interst in the entities. The other two entities in the U.K. were VIEs not subject to consolidation as the Group did not hold a majority interest in either of

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

those companies and was not the primary beneficiary. As of December 31, 2014, the two projects in UK together had a carrying value of $33.6 million, consisting of $24.2 million of direct material and labor input and those general and administrative expenses allocable to the projects and $9.1 million of loans to the project companies compared to $0.3 million in the prior year. These amounts constitute the maximum risk of loss to the Group as of December 31, 2014 and 2013, respectively. The Group had no equity interest in VIEs prior to 2013.

The Group accounts for its unconsolidated entities using either the equity or cost methods of accounting depending upon whether it has the the ability to exercise significant influence over an entity. The Group considers its share interest as well as the legal rights and obligations to the entity when evaluating whether it has the ability to exercise significant influence; in which case the Group is required to to apply the equity method of accounting.

m)	Revenue Recognition

The Group’s primary business activity is to produce and sell PV modules and systems. The Group records module sales revenue if the criteria set forth in Accounting Standards Codification (ASC) 605-10, Revenue Recognition: Overall, are met. These criteria include all of the following: persuasive evidence of an arrangement exists; delivery has occurred based on agreed incoterms; the sales price is fixed or determinable; and collectability is reasonably assured.

Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales are included in selling expenses while shipping and handling costs relating to purchases are included within cost of goods sold.

The Group recognizes revenue related to long-term solar systems integration services using the completed contract method in which income is recognized when a contract is completed or substantially completed. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When the Group determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. The costs incurred during the contract are capitalized and carried as inventory until the final sales of the work performed under the contract. Included in the capitalization are allocated general and administrative expenses that are directly attributable to the contracts.

Revenue is recognized net of all value-added taxes The Group does not offer implicit or explicit rights of return, regardless of whether goods were shipped to the distributors or shipped directly to the end user, other than due to product defect.

n)	Government grants

Government grants received by the Company consist of unrestricted grants and subsidies. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when all the conditions attached to the grants have been met and the grants are received. For the government grants that are of a non-operating nature and with no further conditions to be met, the amounts are recorded as a nonoperating income by offsetting to its operating expenses when received; whereas for the government grants with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded as an operating income when the conditions are met.

During the periods ended December 31, 2014, 2013, and 2012, the Group recorded $2.5 million, $1.2 million, and nil, respectively, of government subsidies as an offset to its operating expenses.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

o)	Research and development costs

Research and development costs are expensed as incurred. As of December 31, 2014 and 2013, the Group had balances of $1.5 million and $5.7 million, respectively, of in-process research and development (“IPR&D”) that have been acquired as a part of the business combination in 2012.

p)	Advertising expenditures

Advertising costs are expensed as incurred and are included in “selling and marketing expenses.” The Group incurred $2.5 million, $1.6 million, and $0.3 million, of advertising expenses for the periods ended December 31, 2014, 2013 and 2012, respectively.

q)	Warranty costs

The Company provides the following warranties on its products to its customers: a 12 year product warranty in which the Company warrants that its modules will not show any material defects or workmanship defects for a period of twelve years after initial purchase (invoice date). A 25 year performance warranty in which the Company warrants that 1) its modules will produce a minimum power output of at least 97% specified in the data sheet in the first year and performance degradation will be no more than 0.6% per year for the next 25 years, resulting in an output no less than 83% of the stated output 25 years after the invoice date. The Company also accrues warranty expenses for BoS (balance of system) parts used in EPC (Engineering, Procurement, Construction) projects. Terms of such warranties are the same as the original manufacturer’s warranty as the Group passes the liabilities incurred under such warranties to the original manufacturer.

The management measures the future economic outflows associated with these warranties as follows: 1) the results of technical analyses, including simulation tests performed on the products by an industry-recognized external certification body as well as internally developed testing procedures conducted by the Company’s engineering team, 2) the Company’s historical warranty claims experience, and 3) the expected failure rate and future costs to service failed products.

In case of product defects, the Group may, at its choice, remedy the defect or supply new products. In case of performance failures, the Group may, at its choice, replace the modules with low output, supply additional modules, or repay the purchase price of modules, or reduce the purchase price of the modules.

Management accrues warranty costs for identified specific issues based on the estimated cost of the expected remediation efforts to a specific issue and for the remaining population based on an expected claims rate of 0.5% of the production costs of PV modules produced in 2013 or later (or 2.5% for production prior to 2013). The basis for the warranty accrual will be reviewed periodically based on actual experience. The Company does not sell extended warranty coverage that is separately priced or optional. If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position.

r)	Foreign currency

The functional currency of the operating subsidiaries, Hanwha Q CELLS GmbH, Hanwha Q CELLS Malaysia, and Hanwha Q CELLS Australia are the the Euro, the Malaysian Ringgit, and Australian dollar, respectively, as determined based on the criteria of ASC 830, Foreign Currency Translation. The reporting currency of the Group is United Stated dollars, the functional currency of the parent Company. The Group translates assets and liabilities of its foreign operations into the U.S. dollar reporting currency at the exchange rates in effect at the balance sheet date. The Group

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

translates income and expense items of such foreign operations into United States dollars reporting currency at the average exchange rate during the year. Accumulated translation adjustments are reported in stockholders’ equity, as a component of accumulated other comprehensive income (loss).

s)	Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax is allocated to the different components of comprehensive income (loss).

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted by the reporting date. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced by a valuation allowance to the extent that it is no longer more likely than not that the related tax benefit will be realized.

The Group recognizes the effects of income tax positions only if those positions are more likely than not to be sustained. Recognized tax positions are measured at the largest amount greater than 50 percent likely of being realized. Interest and/or penalties related to an underpayment of income taxes, are classified, if and when required, as part of “interest expense” and “other operating expenses”, respectively, in the consolidated statements of comprehensive income.

t)	Value-added tax (VAT)

In accordance with the relevant tax laws in the EU, Malaysia, Australia, Chile, and Turkey, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group paid more than collected, the difference represents a net VAT recoverable balance at the balance sheet date. Value added tax is presented on a net basis and excluded from revenues.

u)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

v)	Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. The amendments require management to evaluate, for each annual and interim reporting period, an entity’s ability to continue as a going concern when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations that become due within one year after the date that the financial statements are issued (or available to be issued). This ASU is effective for annual periods and interim reporting periods beginning after December 15, 2016. The Group does not expect that the adoption of this update will have an effect on its consolidated financial statements.

In January 2015, FASB issued ASU 2015-01 Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This Update eliminates from GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. The amendments require an entity to consolidate another legal entity in situations in which the entity’s contractual rights do not give it the ability to act primarily on its own behalf, the entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. Financial statement users asserted that in certain of those situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity’s economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this update rescind that deferral and address those concerns by making changes to the consolidation guidance. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The Group does not expect that the adoption of this update will have an effect on its consolidated financial statements.

(3)	Concentration of credit risk

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents and accounts receivable.

As of December 31, 2014, the Group has cash and bank deposits of $105.0 million in Germany and $48.6 million in Malaysia, which constitute about 98.0% of total cash and cash equivalents. As of December 31, 2013, the Group had cash and bank deposits of $208.1 million in Germany and $48.5 million in Malaysia, which constitute about 99.6% of total cash and cash equivalents. In the event of bankruptcy of financial institutions, it is uncertain whether the Group will be able to receive its deposits back in full. The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions in which it makes deposits.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As a percentage of accounts receivable, the top four customers accounted for an aggregate of 78.5%, and 73.4% as of December 31, 2014 and 2013, respectively. The Group has established a uniform risk management process to effectively manage the credit risk arising from outstanding trade accounts receivable. The probability of bad debts is reduced by prompt and effective financial controls combined with regular analyses of creditworthiness and set credit limits. Neverthless, the Group does not require collateral or other security from its customers.

Concentration of customers

The Group currently sells a substantial portion of its PV products, including modules and solar projects, to a limited number of customers. As a percentage of revenues, the top four customers accounted for 60.8%, 50.0%, and 32.8% of the Group’s revenues for the periods ended December 31, 2014, 2013, and 2012, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s purchases are made from a limited number of module BOS suppliers and toll manufacturers, who collectively account for an aggregate of 51.5%, 45.7%, and 29.0% of the Group’s purchases for the periods ended December 31, 2014, 2013, and 2012, respectively. Failure to develop or maintain relationships with these suppliers may cause the Group to be unable to source adequate raw materials needed to manufacture its PV products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

(4)	Business combination

Effective October 16, 2012, Hanwha Q CELLS GmbH (formerly Hanwha Solar Germany GmbH, a subsidiary of the Company formed for the purpose of the business combination), acquired the German assets and liabilities of bankrupt Q CELLS SE and all of the equity interests in foreign subsidiaries from the bankruptcy trustee of Q CELLS SE. Q CELLS SE was a manufacturer of solar cells and modules with plants in Germany and Malaysia, research and development facilities in Germany and distribution activities in a number of countries.

The acquisition of the business of Q CELLS SE is related to the strategy of Hanwha Chemical Corporation, the Company’s ultimate parent, intended to strengthen its foothold in the solar market through continuous investments and acquisitions.

Hanwha Q CELLS GmbH as buyer and the bankruptcy trustee as seller of the former Q CELLS SE business agreed to a purchase price in cash. A cash payment of $71.4 million was made on October 19, 2012 based on preliminary information about the financial condition of the business, subject to adjustment for changes in certain working capital and other items through the date of closing. The Company estimated the additional cash consideration from the adjustments less its counterclaims at €36.4 million ($47.5 million) upon aqcuisition and recorded a corresponding liability. However, Hanwha Q CELLS GmbH and the seller could not reach any mutual agreement about the amount of the various adjustments and the Company has not paid any additional amount; the dispute has resulted in ongoing legal challenges over the final amount (see note 10). The unpaid amount bears interest under the terms of the agreement which is recorded as interest expense on the statement of operations.

Hanwha Chemical Corp., Seoul, Korea has provided guarantees to the seller in respect of the unpaid outstanding purchase price.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair values of the identifiable assets and liabilities of the Q CELLS SE business at the date of the acquisition were as follows:

(in millions of U.S. dollars)
Assets
Cash and cash equivalents	24.4
Trade and other receivables	8.9
Inventories	104.6
Advance payments	10.6
Property, plant, and equipment	171.6
In-process development projects	8.7
Other intangible assets	22.2
Other current and non-current assets	0.5
Assets held for sale	10.0

Total assets	361.6

Liabilities
Trade and other payables	14.4
Borrowings	159.9
Accrued expenses	9.8
Other current liabilities	17.4
Warranty provision	24.3

Total liabilities	225.8

Total identifiable net assets	135.8

Gain from bargain purchase	16.6

Total purchase price	119.2

After a reassessment of the purchase price allocation, the Company determined that the transaction represents a bargain purchase. In a bargain purchase, the values ascribed to the assets and liabilities acquired exceed the consideration transferred. The sale of the business of Q CELLS SE by the bankruptcy trustee was in a distressed situation as the operations generated ongoing losses and required significant funding for an extended period of time. The Company does not believe that there were other market participants that could present a viable future to the business and placed a bid for the Q CELLS SE business. The declining liquidity of the bankrupt entity and the market situation contributed to to a bargain purchase.

The Company was formed for the purpose of the business combination and the Group had not entered into any material transactions prior to the acquisition. Accordingly the operations reported for the period from September 12, 2012 to December 31, 2012 are attributable to the acquired business from the date of the acquisition.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Balance Sheet Components

a)	Accounts receivable

Trade and other receivables include receivables payable by related parties and by third parties as shown in the following table:

In millions of U.S. dollars	December 31, 2014	December 31, 2013
Trade receivables
Amounts due from related parties	159.5	115.4
Amounts due from third parties	21.3	19.0

	180.8	134.4

Other receivables
Amounts due from related parties	—	—
Amounts due from third parties	9.7	21.8

	9.7	21.8

Total	190.5	156.2

b)	Inventories

The following table shows the different types of inventory:

In millions of U.S. dollars	December 31, 2014	December 31, 2013
Raw materials	64.5	47.5
Work in process	27.6	17.4
Finished goods and merchandise	88.5	75.9
Consumables and supplies	23.8	24.0

Total	204.4	164.8

The inventory balances as of December 31, 2014 and 2013 include write-downs of $6.6 million and $20.2 million, respectively. The Group expensed $7.1 million, $20.1 million, and nil of inventories in the periods ended December 31, 2014, 2013, and 2012, respectively. The aforementioned write-downs and expensing of inventories were recorded in the cost of goods sold. The movements in inventory reserves are as follows.

In millions of U.S. dollars	2014	2013	2012
Beginning balance	20.2	—	—
Utilizations	(19.6)	—	—
Additions	6.2	19.6	—
Exchange rate changes and other effects	(0.2)	0.6	—

Ending balance	6.6	20.2	—

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

c)	Property, plant and equipment

Property, plant and equipment as of December 31, 2014 consist of the following:

In millions of U.S. dollars	Acquisition cost	Accumulated depreciation	Book value
Land and buildings	53.7	(4.8)	48.8
Plant and machinery	118.2	(61.3)	56.9
Fixtures and fittings	12.7	(9.0)	3.7
Construction in process	38.5	(0.2)	38.4

Total	223.1	(75.3)	147.8

Property, plant and equipment as of December 31, 2013 consist of the following:

In millions of U.S. dollars	Acquisition cost	Accumulated depreciation	Book value
Land and buildings	58.6	(2.2)	56.4
Plant and machinery	120.2	(42.2)	78.0
Fixtures and fittings	12.7	(7.2)	5.5
Construction in process	5.0	—	5.0

Total	196.5	(51.6)	144.9

Depreciation expense was $29.1 million, $27.3 million, and $14.5 million for the periods ended December 31, 2014, 2013, and 2012, respectively. The additions to property, plant, and equipment include capitalized interest expenses of $1.1 million, nil, and nil in the periods ended December 31, 2014, 2013, and 2012, respectively.

Under the terms of operating in the Cyberjaya, the Group has constructed its office building and factories on land provided by the Federal Government of Malaysia on a leasehold basis at no cost. The Group is negotiating with the State Government body for the land alienation and transfer of title of the aforesaid land to the Federal Government. As of to date, the lease arrangement between Federal Government and the Group for the use of the said land has yet to be finalised.

As of 31 December 2014 and 2013, all property, plant and equipment owned by Hanwha Q CELLS Malaysia, with book values of $90.4 million and $77.3 million, respectively, is pledged as security for borrowings for the Government loan.

d)	Intangible Assets

Intangible assets as of December 31, 2014 consist of the following:

In millions of U.S. Dollars	Acquisition cost	Accumulated Amortization	Book Value
Customer relationships	3.9	(0.7)	3.2
Technologies	12.8	(10.1)	2.7
Trade marks	6.0	(0.0)	6.0
Software licenses	13.6	(11.8)	1.8

Total	36.3	(22.6)	13.7

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangible assets as of December 31, 2013 consist of the following:

In millions of U.S. Dollars	Acquisition cost	Accumulated Amortization	Book Value
Customer relationships	4.4	(0.5)	3.9
Technologies	14.5	(5.7)	8.8
Trade marks	6.9	(0.0)	6.9
Software licenses	14.0	(11.1)	2.9

Total	39.8	(17.3)	22.5

Trade marks represent the Q CELLS trade mark, which has an indefinite useful life. The amortization of customer relationships is presented in selling and marketing costs; amortization recorded in respect of technologies and software licenses are reported in cost of sales, selling and administrative costs, and research and development costs based on their use.

Aggregate amortization expense for intangible assets for the periods ended December 31, 2014, 2013, and 2012 was $7.6 million, $8.2 million, and $2.7 million, respectively. Estimated amortization expense for the next five years is: $4.1 million in 2015, $0.7 million in 2016, $0.6 million in 2017, $0.4 million in 2018, $0.4 million in 2019 and $1.5 million for period beyond 2020.

e)	Warranty Provision

The following table presents the movements on the warranty provision:

In millions of U.S. dollars	2014	2013
Beginning balance	29.0	26.1
Provisions made during the period	4.9	12.1
Provisions used during the period	(0.3)	(0.5)
Reversal of pre-existing warranty provisions	(4.4)	(10.5)
Discounting	2.2	0.7
Effects of changes in foreign exchange rates	(3.9)	1.1

Ending balance	27.5	29.0
Thereof:
Current provisions	10.5	12.3

Non-current provisions	17.0	16.7

The provisions made in the year ended December 31, 2013 include an amount of $9.0 million for a specific warranty issue with the connectivity of a junction box that transfers electricity generated by the Company’s PV modules to the grid.

The reversal of existing warranties in the years ended December 31, 2014 and 2013, were due to lower production costs for PV modules which replace defective or nonperforming products resulting from continued manufacturing cost savings.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Fair value measurements

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2014 and 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2014		2013
in millions of U.S. dollars	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	156.7	156.7	257.7	257.7
Restricted cash	2.4	2.4	6.6	6.6
Trade accounts receivable	190.5	190.5	156.2	156.2
Loans to related parties	24.4	24.4	3.5	3.5
Foreign currency derivatives	0.8	0.8	—	—

Financial liabilities:
Trade accounts payable	50.8	50.8	42.7	42.7
Payables to related parties	87.1	87.1	121.6	121.6
Short-term debt	1.1	1.1	6.3	6.3
Total long-term debt	291.6	265.7	218.1	200.1

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels per ASC 820-10:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 – Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Foreign currency derivatives are classified within Level 2 because they are valued using models utilizing market observable and other inputs.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013 are summarized below:

	Fair value measurements at December 31, 2014 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2014
	In $ million	In $ million	In $ million	In $ million
Cash and cash equivalents	156.7	—	—	156.7
Foreign currency derivatives	—	0.8	—	0.8

	156.7	0.8	—	157.7

	Fair value measurements at December 31, 2013 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2013
	In $ million	In $ million	In $ million	In $ million
Cash and cash equivalents	257.7	—	—	257.7

	257.7	—	—	257.7

(7)	Derivative contracts

The Group’s primary objective for holding foreign currency derivative contracts is to manage its foreign currency risks principally arising from sales contracts denominated in AUD. The Group records these derivative instruments as current assets or current liabilities in the consolidated balance sheet, measured at fair value. During the year ended December 31, 2014, the Group entered into AUD-currency forward contracts. Changes in the fair of these derivative instruments are recognized in the consolidated statement of operations. These derivative instruments are not designated and do not qualify as hedges and are adjusted to fair value through current earnings. As of December 31, 2014, the Group had outstanding cross currency AUD-currency and JPY-currency forward contracts with notional amounts of AUD 2.2 million and JPY 782.0 million. The Group estimates the fair value of its foreign currency using a pricing model based on market observable inputs.

The gain recognized for the year ended December 31, 2014 is $0.9 million and is included in foreign exchange gains.

The Group did not hold any derivative contracts in the periods ended December 31, 2013 and 2012.

(8)	Leases

During 2014, Hanwha Q CELLS entered into a manufacturing agreement with a supplier which provides inter alia for the use of specific equipment for the Group’s purposes. As a result, the risks and rewards of ownership are transferred to Hanwha Q CELLS. Accordingly, the payments to the supplier attributable to the assets are treated as finance lease payments in the Group’s consolidated financial statements. Lease payments include minimum lease payments plus contingent payments if the Group fails to purchase the minimum delivery volume. Total contingent payables incurred for the year ended December 31, 2014, are $5.6 million.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2014 and 2013, the gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

	2014	2013
Plant and machinery	12.1	6.9
Less accumulated depreciation	5.4	0.8

	6.7	6.1

Depreciation of assets held under capital leases is included with depreciation expense.

The Company also has several noncancelable operating leases, primarily for office facilities, company cars, information technology, and equipment. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance.

Minimum lease payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during the periods ended December 31, 2014, 2013, and 2012 are $1.5 million, $0.9 million and $0.8 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and capital leases as of December 31, 2014 are as follows:

As of December 31, 2014	Capital leases	Operating leases
Year ending December 31:
2015	$5.8	1.6
2016	1.2	0.6
2017	—	0.4
2018	—	0.3
2019	—	0.2
Beyond 2019		0.0

Total minimum lease payments	7.0	3.1
Less amount representing interest (rates from 3.4% to 3.7%)	(0.1)
Present value of net minimum capital lease payments	6.9
Less current portion of minimum lease payments	(5.7)

Long-term obligations under capital leases less current portion	1.2

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Long-Term Debt

Long-term debt as of December 31, 2014 and 2013 consists of the following:

	As of December 31,
	2014	2013
	Carrying amount	Carrying amount
Bullet loan at 3 month LIBOR + 2.28% interest payable biannually, principal due February, 2016	30.0	30.2
Bullet loan at 3 month LIBOR + 2.28% interest payable biannually, principal due February, 2016	20.4	20.0
Bullet loan at 3 month LIBOR + 2.10% interest payable quarterly, principal due November, 2017	30.1	—
Bullet loan at 3 month LIBOR + 2.10% interest payable quarterly, principal due in installments from 2015 through 2020	38.9	—
Government loan at 0.0 ~ 2.0% interest payable annually, principal due in annual installments through 2031	165.3	161.5
Finance lease liabilities with imputed interest at 4.3%, principal due in monthly installments through 2016	6.9	6.4

Total long-term debt	291.6	218.1

Current portion of long-term debt	6.9	4.4

Long-term debt	284.7	213.7

The long-term bank borrowings outstanding as of December 31, 2014 and 2013 bore an average interest rate of 2.41% and 2.52% per annum, respectively, and were denominated in U.S. Dollars. As of December 31, 2014 and 2013, the Group was not in breach of any covenants on its borrowings.

As of December 31, 2014 and 2013, unused guarantee lines amounted to $34.9 million and $8.1 million, respectively. Such guarantee lines may be used at the Group’s discretion as guarantee for payment against future purchases. As of December 31, 2014 and 2013, the Group had no credit lines.

The principal amount of a loan from the Malaysian government is 850 million Malaysian Ringgit (December 31, 2014: $241.3 million). The scheduled repayments began in 2013. The final maturity of the loan is in 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027, and a fixed 2% interest through maturity.

Upon acquisition of the material assets and liabilities of Q-CELLS SE in 2012, the Group measured the fair value of the government loan to be $159.9 million and recognized a corresponding liability in the purchase price allocation. The terms and conditions of the loan were renegotiated and became effective subsequent to the acquisition on November 16, 2012. The modified terms and conditions involve a significant extension of the term, lower interest rates, prepayment rights, and a guarantee issued by Hanwha Chemical Corporation, the Group’s ultimate parent entity. This change in terms and conditions was considered a modification that did not result in an extinguishment. As the carrying amount did not exceed the total undiscounted future cash payments, the carrying value of the loan remained unchanged. In relation to the Government of Malaysia loan, the Group must, within two business days of declaration of dividend, give notice of prepayment of the outstanding sum in an amount equivalent to ten percent (10%) of any dividend declared by the Company. Such prepayment must be made on the same day as such dividend is paid and any amount prepaid shall be applied in the inverse order of the outstanding amount due.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Apart from the finance lease, all borrowings as of December 31, 2014 and 2013 were secured/guaranteed by Hanwha Chemical Corporation.

As of December 31, 2014, the maturities of long-term borrowings were as follows:

In millions of U.S. dollars
2015	1.0
2016	61.4
2017	41.1
2018	10.0
2019	11.0
Beyond 2019	160.2

(10)	Commitments and contingencies

Acquisition of fixed assets

Purchase commitments for plant and equipment amount to $46.4 million and $0.4 million as of December 31, 2014 and 2013, respectively. The purchase commitments open as of December 31, 2014 are expected to be settled within the next twelve months.

Unpaid purchase price

The Group is party to an arbitration proceeding regarding the outstanding purchase price to be paid for the business combination (see note 4). While the final results of the arbitration proceedings are yet to be determined, the Group considers an additional payment to be probable.

Hanwha Q CELLS GmbH, as buyer, raised claims of $19.2 million while the seller claimed an additional purchase price of $93.1 million. In July 2013, an appraiser appointed by both parties provided an appraisal which found the Group to be liable for an additional payment (less its counterclaims) of €36.4 million (equivalent of $44.2 million as of December 31, 2014).

While the Group appealed this decision, it also accrued a liability in the amount of $58.2 million as of December 31, 2014, which equals the principal (less its counterclaims) of €36.4 million ($44.2 million) and accumulated interest of $14.8 million due to the seller if the findings by the independent expert are upheld. As the amounts were denominated in euro, the corresponding amounts in dollars decreased due to exchange rate changes. The Group reviews relevant information with respect to this purchase price adjustment, and updates its liability and disclosures based on such reviews.

The Group may also have potential liabilities to the creditors of the now bankrupt Solargex Australia Pty Ltd of up to $0.9 million. The Group, according to the allegations made by the creditors of Solargex, allegedly received preference payments in the liquidation process.

Throughout 2014, the Group and the creditors of Solargex extended settlement offers to each other, all of which were rejected by the respective offerees. The parties to this dispute are now preparing to present this case at a court of law. Should the Group lose this case at a court of law, the Group may become liable for a total of $0.9 million. The Group’s management believes that due to the weak basis of the creditors’ claims, the best estimate of the Group’s contingent liability is $0.3 million, which the Group accrued as litigation accruals. On April 8, 2015, creditors of the former Solargex offered to settle their claims regarding preference payment for $0.5 million. The Group is yet to respond to this offer.

In addition, Konca Solar Cells also claimed damages of $22.0 million against the Group for the breach of order obligations and unpaid invoices by the former Q-Cells SE. Konca claims that according to the Asset

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Purchase Agreement (APA) signed during the purchase of the former Q-Cells SE, the rights and obligations of the former Q-Cells SE were novated to the Group as of October 16, 2012. Such rights and obgliations included the former Q-Cells SE’s commitment to order and take delivery of specified quantities of wafers in 2011 and 2012. Specifically, Konca claims non-fulfillment damages resulting from the Group’s failure to purchase “target quantities” specified in the APA in the amount of $15.8 million. Konca also claims liquidated damages resulting from the Group’s failure to take delivery of wafers in the amount of $6.2 million.

The Group asserts that in accordance with the Asset Purchase Agreement (APA), the Group assumed assets of the former Q-Cells SE but was specifically exempted from those liabilities claimed by Konca. While this case has been brought forward to an arbitration proceeding by Konca, no ruling has been made as of December 31, 2014. As such, the Group asserts that there is no sufficient evidence to reasonably estimate the amount for which the Group may be liable.

Income taxes

As of December 31, 2014 and 2013, the Group did not record any unrecognized tax benefits for uncertain tax positions as well as any penalties and interests related to uncertain tax positions.

The Group analyzed tax risks and noted no risk above 50 percent probability that items will be challenged by the tax authorities. Therefore the Group considered that there is no need to record any unrecognized tax benefits.

Guarantees to related parties

The Group also had outstanding guarantees to Hanwha Q CELLS Chile S.p.a. for a payment guarantee in an amount of $0.2 million and nil as of December 31, 2014 and 2013, respectively.

(11)	Stockholders’ equity

Common stock and share premium

On February 6, 2015, the Company was acquired by Hanwha SolarOne Co., Ltd. (subsequently renamed in HANWHA Q CELLS CO., LTD.) in an all-stock transaction. Hanwha SolarOne issued 3,701,145,330 with a par value of $0.0001 of its ordinary shares to the sole shareholder of the Company, in exchange for the transfer of 100% of the outstanding share capital of the Company consisting of 3,302,051 then outstanding ordinary shares by its shareholder to Hanwha SolarOne.

The Transaction is a reverse acquisition under the acquisition method of accounting, in accordance with Accounting Standards Codification 805 (“ASC 805”), Business Combinations, the Company is determined as the accounting acquirer. Consequently, in these consolidated financial statements, the historically authorized, issued and outstanding equity of the Company (as of any date and for all periods presented prior to the reverse acquisition) have been recast to retrospectively reflect the exchange ratio underlying the number of shares received in the business combination.

Subject to the terms of the articles, the directors are empowered to:

a)	issue, allot, and dispose of unissued shares, including fractional shares, to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

b)	grant options with respect to such shares and issue warrants or similar instruments with respect thereto.

The directors may reserve an appropriate number of shares for the above purposes for the time being unissued. As of December 31, 2014 and 2013, 3,298,854,670 shares remain unissued.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Income Taxes

The Group is subject to corporate income taxes in Germany, Malaysia, Australia, Chile, Turkey and United Kingdom. Taxes on income in the statement of operations and balance sheet reflect current and deferred taxes in these countries. The parent Company is incorporated in the Cayman Islands and not subject to corporate tax on its income.

The current and deferred tax assets and liabilities of the Group are measured based on local tax rates. The income tax rates of Group´s subsidiaries having significant operations were as follows:

	2014	2013	2012
Germany	29.13%	29.13%	29.13%
Malaysia	25.00%	25.00%	25.00%

For the periods ended December 31, 2014, 2013 and 2012, income (loss) before taxes consists of the following:

In millions of U.S. dollars	2014	2013	2012
Cayman Islands operations	-0.7	-0.1	0.5
Foreign operations	5.1	-47.5	-19.4

Total	4.4	-47.6	-18.9

The provision for income taxes amounts to $1.4 million, $0.4 million and $ 0.0 and relates to income (loss) before taxes of the German operations.

In millions of U.S. dollars	2014	2013	2012
Current tax expense	0.0	0.0	0.0
Deferred tax expense	1.4	0.4	0.0

Provision for income taxes	1.4	0.4	0.0

The tax rate reconciliation is based on the tax rate of Hanwha Q CELLS Investment, as follows:

In millions of U.S. dollars	January 1, 2014 – December 31, 2014	January 1, 2013 – December 31, 2013	September 12, 2012 – December 31, 2012
Income (loss) before income tax	4.4	-47.6	-18.9
Parent statutory tax rate	0.00%	0.00%	0.00%
Expected provision for income taxes	0.0	0.0	0.0
Income tax impact of the following effects led to a difference between the expected and reported provision for income taxes:
Effect of different tax rates applying in other jurisdictions	0.2	-13.6	-4.3
Nondeductible expenses	2.1	3.4	0.4
Income not subject to taxation	-7.9	0.0	-0.2
Valuation allowance on deferred tax assets	6.9	10.8	3.9
Other effects	0.1	-0.2	0.2
Reported provision for income taxes	1.4	0.4	0.0

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax assets (liabilities) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred tax assets (liabilities) are as follows:

	Deferred tax assets as of December 31, 2014			Deferred tax assets as of December 31, 2013
In millions of U.S. dollars	Current	Non-current	Total	Current	Non-current	Total
Intangible assets	0.0	0.7	0.7	0.0	0.0	0.0
Property, plant, and equipment	0.0	12.6	12.6	0.0	20.5	20.5
Accounts receivable and other assets	1.0	0.0	1.0	0.4	0.0	0.4
Provisions	0.6	3.2	3.8	0.5	3.2	3.7
Liabilities	0.0	0.1	0.1	0.0	0.0	0.0
Tax losses carried forward	3.0	36.3	39.3	1.0	41.6	42.6
Unabsorbed capital allowance	0.0	43.1	43.1	0.0	46.2	46.2

Sub-total	4.6	96.0	100.6	2.0	111.5	113.5

Valuation allowance	-4.0	-91.2	-95.2	-1.9	-110.0	-111.9

Sub-total	0.6	4.8	5.4	0.1	1.5	1.6

	Deferred tax liabilities as of December 31, 2014			Deferred tax liabilities as of December 31, 2013
In millions of U.S. dollars	Current	Non-current	Total	Current	Non-current	Total
Intangible assets	0.0	0.8	0.8	0.0	0.1	0.1
Property, plant, and equipment	0.0	0.4	0.4	0.0	0.0	0.0
Financial assets	0.2	0.0	0.2	0.0	0.0	0.0
Accounts receivable and other assets	5.7	0.0	5.7	0.7	0.0	0.7
Liabilities	0.1	0.0	0.1	1.2	0.0	1.2

Sub-total	6.0	1.2	7.2	1.9	0.1	2.0

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group recognizes deferred tax assets solely to the extent supported by reversing taxable temporary differences. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence.

Unused tax losses were as follows:

In millions of U.S. dollars	December 31, 2014	December 31, 2013
Loss carry forward
- Trade taxes	101.2	111.8
- Corporation taxes	134.4	145.6
- Interest carry forward	5.8	5.4

Tax losses carried forward in Germany, Malaysia and Australia are not subject to expiration. Deferred tax assets on tax losses carried forward have partly been recognized.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Unrecognized Tax Benefits

The Group utilizes a two-step approach to evaluate tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more-likely-than-not to be sustained upon examination. The more-likely-than-not threshold is met when the likelihood of occurrence is greater than 50 percent. Measurement, step two, is addressed only, if step one is satisfied. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is greater than 50 percent likely to be realized upon settlement with the taxing authorities. If a position does not meet the more-likely-than-not threshold for recognition in step one, no benefit is recorded until the first subsequent period in which the more-likely-than-not threshold is met, the issue is effectively settled, or the statute of limitation expires. Positions previously recognized are derecognized when the Group subsequently determines that the position is no longer more-likely-than-not to be sustained.

The Company did not have any unrecognized tax benefits as of December 31, 2014 and 2013, respectively.

The Group’s operations in Germany remain subject to audit by tax authorities from the acquisition by Hanwha in 2012. The Group’s operations in Malaysia remain subject to audit by tax authorities from 2008.

(13)	Related Party Transactions

The following table shows details of transactions and balances outstanding between the Hanwha Q CELLS and other related parties:

Significant related party transactions

	Period ended December 31,
In millions of U.S. dollars	2014	2013	2012
Purchase of raw materials from:
Hanwha Corporation	310.8	165.3	—
Hanwha SolarOne	84.1	66.6	—
Hanwha Europe GmbH	14.3	4.6	—
Hanwha Advanced Materials	5.5	—	—
Hanwha Q CELLS Japan Co., Ltd.	2.1	—	—
Hancomm	0.4	—	—
Others	4.0	0.6	—

	421.2	237.1	—

Sales of products to:
Hanwha Corporation	340.8	30.6	—
Hanwha Q CELLS Japan	56.7	218.6	8.5
Hanwha International LLC	55.6	8.8	—
Hanwha SolarOne	9.1	15.6	0.2
Hanwha Q CELLS USA	2.5	4.3	—
Hanwha Europe GmbH	—	3.6	—
Hanwha Q CELLS Korea	—	7.5	—
Q-Cells North America	—	—	0.1
Others	0.3	—	—

	465.0	289.0	8.8

Interest paid to:
Hanwha Corporation	3.5	4.0	—

Interest received from:
Hanwha Q CELLS USA	0.3	0.1	—

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Balances with related parties

	As of December 31,
	2014	2013
Payables to related parties:
Hanwha Corporation	63.8	92.1
Hanwha SolarOne	21.5	26.6
Hanwha Q CELLS Japan Co., Ltd.	1.6	0.0
Hanwha Europe GmbH	0.0	2.2
Hanwha TechM	0.0	0.6
Others	0.2	0.1

	87.1	121.6

Receivables from related parties:
Hanwha Corporation	125.3	37.9
Hanwha Q CELLS Japan Co., Ltd.	1.1	62.3
Hanwha SolarOne	11.5	2.1
Hanwha International LLC	21.6	8.8
Q-Cells North America	—	—

	159.5	115.4

Loans to related parties:
Hanwha Q CELLS USA	15.3	3.2
Variable interest entities	9.1	0.3

	24.4	3.5

Advances from related parties:
Hanwha Europe GmbH	—	3.2

In addition to the above, Hanwha Chemical Corporation entered into guarantees for certain liabilities of Group companies (guarantees for bank loans and guarantee for government loan with reference to note 9, and guarantee for purchase price liabilities with reference to note 8) totaling $413.5 million and $361.8 million as of December 31, 2014 and 2013, respectively.

(14)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through April 24, 2015, the date at which the consolidated financial statements were available to be issued.

In January 2015, the Group announced plans to restructure its global operations. This decision included the shut down of production facility in Thalheim; Germany. The management decided to transfer the machineries used for production in Thalheim to production site in Malaysia

This change in operations in Thalheim is expected to result in the downsizing of workforce and the need to identify an alternative use for the assets. Management estimates the cost of downsizing, including termination payments, to be up to $22.1 million based on available information and developments after the initial termination notice in March 2015.

Management is also seeking to convert idle buildings into warehouses to recover the initial investment costs.

HANWHA Q CELLS INVESTMENT CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On February 10, 2015, the Company entered into a short-term loan agreement with Hanwha SolarOne in the amount of $14.7 million. The loan has a maturity of 6 months and bears an interest of 4% per annum. The principal and interest are payable on maturity.

On March 31, 2015, the Group acquired majority interest in the U.K. projects described in note 2(l). As of April 24, 2015, these two projects are completed, connected to the grid and generate revenues from the sale of electricity.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions of US dollars, except share data)

	Note	As of December 31, 2014	As of March 31, 2015

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		156.7	194.5
Restricted cash		2.4	123.2
Trade accounts receivable (net of allowance for doubtful accounts of US$0.1 and US$0.7 as of December 31, 2014 and March 31, 2015 (unaudited), respectively)		31.0	308.5
Receivables from related parties	11	159.5	198.6
Inventories	5	204.4	402.4
Loans to related parties	11	9.1	15.2
Derivative contracts	9	0.8	7.6
Other current assets		21.0	101.3

Total current assets		584.9	1,351.3
Long-term prepayments		—	7.3
Property, plant and equipment—net		147.8	768.1
Intangible assets		13.7	16.1
Land use rights—net		—	55.3
Deferred income taxes		3.6	5.8
Other long-term assets		16.4	19.3

Total assets		766.4	2,223.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable		50.8	242.7
Notes payable		—	101.8
Payables to related parties	11	87.1	256.3
Accrued expenses		1.1	30.5
Other payables		8.9	14.8
Short-term debt		1.1	235.1
Current portion of long-term debt	7	1.2	266.0
Current portion of obligations under capital leases	7	5.7	4.5
Customer deposits		1.4	7.7
Unrecognized tax benefit		—	18.7
Derivative contracts	9	—	0.9
Litigation accruals		58.5	82.4
Deferred income taxes		5.4	9.0
Warranty provision		10.5	38.0
Other current liabilities		3.3	1.7

Total current liabilities		235.0	1,310.1
Long-term debt, net of current portion	7	283.5	611.8
Long-term obligations under capital leases	7	1.2	0.5
Long-term warranty provision		17.0	15.7
Deferred income taxes		—	4.2

Total liabilities		536.7	1,942.3

Redeemable ordinary shares (par value US$0.0001 per share; 20,070,375 and 20,070,375 shares issued and outstanding at December 31, 2014 and March 31, 2015 (unaudited), respectively)	8	—	—

Stockholders’ Equity
Ordinary shares (par value US$0.0001 per share; 1,000,000,000 and 7,000,000,000 shares authorized; 3,701,145,330 shares and 4,159,125,592 shares issued and outstanding at December 31, 2014 and March 31, 2015 (unaudited), respectively)	3	0.4	0.4
Additional paid-in capital		329.8	430.6
Accumulated deficit		(64.0)	(84.4)
Accumulated other comprehensive loss		(36.5)	(65.7)

Total stockholders’ equity		229.7	280.9

Total liabilities, redeemable ordinary shares and stockholders’ equity		766.4	2,223.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of US dollars, except share data and net loss per share)

		For the Three Months Ended March 31,
	Note	2014		2015
Net sales
Third parties			120.5		160.1
Related parties			96.5		173.4

Total net sales			217.0		333.5

Cost of goods sold
Third parties			96.0		138.8
Related parties			92.5		146.3

Total cost of goods sold			188.5		285.1

Gross profit			28.5		48.4
Selling and marketing expenses			10.7		15.2
General and administrative expenses			12.4		18.5
Research and development expenses			7.0		9.9
Restructuring charges	4		—		22.1

Operating loss			(1.6)		(17.3)
Other expense
Interest income			0.2		0.3
Interest expense			(5.0)		(11.2)
Foreign exchange gain			0.4		0.9
Changes in fair value of derivative contracts	9		(0.1)		8.2
Miscellaneous income (expense), net			(4.6)		1.0

Other expense, net			(9.1)		(0.8)
Loss before income taxes			(10.7)		(18.1)
Income tax expense (benefit)			(3.5)		2.3

Net loss			(7.2)		(20.4)

Net loss attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:	13
Basic		US$	(0.002)	US$	(0.005)
Diluted		US$	(0.002)	US$	(0.005)

Number of shares used in computation of net loss per share:	13
Basic			3,701,145,330		4,005,718,692
Diluted			3,701,145,330		4,005,718,692

Other comprehensive income (loss)
Foreign currency translation adjustment			8.4		(29.2)

Comprehensive income (loss)			1.2		(49.6)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of US dollars)

		For the Three Months Ended March 31,
	Note	2014	2015
Cash flows from operating activities:
Net loss		(7.2)	(20.4)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, amortization and impairment		8.5	31.1
Allowance for doubtful accounts		0.2	0.7
Non-cash interest expense on amortization of long-term debt and litigation accruals		5.0	5.7
Unrealized loss (gains) on derivative contracts	9	0.1	(6.6)
Deferred tax expense (benefit)		(3.5)	2.3
Changes in operating assets and liabilities:
Trade accounts receivable		(40.6)	(121.7)
Inventories		27.8	(40.2)
Restricted cash		(2.7)	(15.9)
Receivables from related parties		(2.5)	32.6
Other current assets		(7.9)	(7.9)
Trade accounts payable		11.6	44.3
Notes payable		—	(0.4)
Warranty provisions		—	12.5
Accrued expenses		(0.1)	3.4
Payables to related parties		43.3	52.1
Other liabilities		18.5	(0.8)

Cash provided by (used in) operating activities		50.5	(29.2)

Cash flows from investing activities:
Net cash received from an acquisition	3	—	70.2
Capital expenditures		(5.9)	(16.6)
Changes in restricted cash relating to investing activities		—	2.3
Issuance of loans to related parties		(0.2)	(6.1)
Other investing activities		—	(1.2)

Net cash provided by (used in) investing activities		(6.1)	48.6

Cash flows from financing activities
Proceeds from borrowings from banks		—	74.1
Principal payments on bank borrowings		(6.5)	(61.6)
Principal payments on capital lease obligations		(0.8)	(1.4)
Proceeds from related party borrowings		—	8.0
Arrangement fee and other related costs for bank borrowings		—	(0.9)
Arrangement fee and other related costs for long-term notes		—	(1.0)

Net cash provided by (used in) financing activities		(7.3)	17.2

Net increase in cash and cash equivalents		37.1	36.6
Effect of exchange rate changes on cash and cash equivalents		1.8	1.2
Cash and cash equivalents at beginning of period		257.7	156.7

Cash and cash equivalents at end of period		296.6	194.5

Supplemental disclosure of cash flow information
Cash paid for interest		0.7	5.3
Realized gain from derivative contracts		—	8.2
Supplemental schedule of non-cash activities
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		—	40.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in millions of US dollars, except share data)

	Note	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity
		Number of ordinary shares	Amount
Balance as of January 1, 2014		3,701,145,330	0.4	329.8	(66.9)	4.1	267.4
Net loss		—	—	—	(7.2)	—	(7.2)
Other comprehensive income, net of tax		—	—	—	—	8.4	8.4

Balance as of March 31, 2014 (unaudited)		3,701,145,330	0.4	329.8	(74.1)	12.5	268.6
Net loss		—	—	—	10.1	—	10.1
Other comprehensive income, net of tax		—	—	—	—	(49.0)	(49.0)

Balance as of December 31, 2014		3,701,145,330	0.4	329.8	(64.0)	(36.5)	229.7
						—
Net loss for the period		—	—	—	(20.4)	—	(20.4)
Acquisition of Hanwha Q CELLS Investment Co., Ltd.	3	457,980,262	—	100.8	—	—	100.8
Other comprehensive loss, net of tax		—	—	—	—	(29.2)	(29.2)

Balance as of March 31, 2015 (unaudited)		4,159,125,592	0.4	430.6	(84.4)	(65.7)	280.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

Hanwha Q CELLS Co., Ltd. (formerly known as Hanwha SolarOne Co., Ltd.) (the “Company”) was incorporated under the laws of the Cayman Islands on June 12, 2006 and its principal activity is investment holding. The Company and its subsidiaries prior to February 6, 2015 are collectively referred to as “Hanwha SolarOne”. The Company through its subsidiaries is principally engaged in the development, manufacturing and sales of photovoltaic products.

On February 6, 2015, the Company acquired a 100% equity interest in Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) from Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”), a wholly owned subsidiary of Hanwha Chemical Corporation (“Hanwha Chemical”), in an all-stock transaction as disclosed in Note 3, Acquisition of Q CELLS. The principal activity of Q CELLS and its subsidiaries is to develop, manufacture and sell photovoltaic products, and also to provide a comprehensive range of services for the development and installation of ground-mounted and commercial rooftop photovoltaic systems. Concurrent with the completion of the acquisition of Q CELLS, the Company changed its name from Hanwha SolarOne Co., Ltd.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Condensed Consolidated Financial Statements

The accompanying unaudited interim condensed consolidated financial statements of the Company and its subsidiaries (collectively the “Group”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2014 (Note 3). Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements, which comprise the condensed consolidated balance sheet of the Company as of March 31, 2015, the condensed consolidated statements of comprehensive income (loss), cash flows and changes in stockholders’ equity for the three months ended March 31, 2014 and 2015, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of March 31, 2015, the Company’s consolidated results of operations, cash flows and changes in stockholders’ equity for the three months ended March 31, 2014 and 2015. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year due to the reverse acquisition described in Note 3 or any subsequent interim period. These unaudited interim condensed consolidated financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of Q CELLS included in the Company’s Amendment No. 1 to the Registration Statement on Form F-3 filed on June 5, 2015, and the Company’s audited consolidated financial statements included in its Annual Report on Form 20-F dated April 17, 2015 for the year ended December 31, 2014.

Principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Areas where management uses subjective judgments include, but not limited to, the allocation of the purchase price to the assets acquired and liabilities assumed in the business combinations, provision for doubtful debts, provision for advance to suppliers, inventory write-down, impairment of property, plant and equipment and intangible assets , valuation allowances of deferred tax assets, fair value of derivative contracts, the useful lives and valuation of tangible and intangible assets, warranty provisions, and contingent liabilities arising from litigation. Management bases estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates, and as such, differences may be material to the financial statements.

Foreign Currency translation

The functional currencies of the operating subsidiaries are generally their local currencies, as determined based on the criteria of ASC 830, Foreign Currency Translation. The reporting currency of the Group is United States dollars (“US$”), the functional currency of the Company. The Group translates assets and liabilities of its foreign operations into the reporting currency at the exchange rates in effect at the balance sheet date. The Group translates income and expense items of such foreign operations into the reporting currency at the average exchange rate during the year. Accumulated translation adjustments are reported in stockholders’ equity, as a component of accumulated other comprehensive income (loss). The Company operates internationally and is exposed to potentially adverse movements in currency exchange rates.

Comparative Information

Certain items in the consolidated balance sheet as of December 31, 2014 have been reclassified to conform to current period’s presentation to facilitate comparison.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Interest—Imputation of Interest. To simplify presentation of debt issuance costs, ASU 2015-03 would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. An entity should apply the ASU 2015-03 on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the ASU 2015-03. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in this update. For public entities, ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of ASU 2015-03 on the Group’s consolidated financial statements.

3.	ACQUISITION OF Q CELLS

On February 6, 2015, the Company completed the acquisition of Q CELLS from Hanwha Solar in an all-stock transaction (the “Transaction”). The Company expects to achieve operating efficiencies and strengthen

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

its market position pursuant to the consummation of the Transaction. The Company issued 3,701,145,330 of its ordinary shares to Hanwha Solar in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Hanwha Solar to the Company and Q CELLS became the Company’s wholly-owned subsidiary. As a result of the Transaction, Hanwha Solar’s ownership of the Company’s ordinary shares increased from approximately 45.7% to approximately 94.0%.

The Transaction is accounted for as a reverse acquisition under the acquisition method of accounting, in accordance with ASC 805, Business Combinations, Q CELLS is determined as the accounting acquirer. Consequently, the historical consolidated financial statements for all periods prior to the consummation of the Transaction on February 6, 2015 only reflect the historical consolidated financial statements of Q CELLS. Upon the consummation of the Transaction, Q CELLS applied purchase accounting to the assets and liabilities of Hanwha SolarOne.

In these unaudited interim condensed consolidated financial statements, the historical issued and outstanding ordinary shares of Q CELLS (3,302,051 ordinary shares for all periods presented prior to the Transaction) have been recast (as ordinary shares of the Company for all periods prior to the Transaction) in all periods presented.

Fair Value of Assets and Liabilities Acquired

The net purchase consideration of the Transaction is determined as the fair value of the stock of Hanwha SolarOne, the legal acquirer, adjusted by the settlement of the pre-existing relationship at the acquisition date. Consequently, the net purchase consideration is US$ 95.8 million, which is the difference between (i) the value of Hanwha SolarOne’s stock of US$100.8 million based on its closing stock price on February 6, 2015 of US$11.00 per ADS (as retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015) and (ii) the net balance of US$5.0 million of the pre-existing receivables and payables that are due from Q CELLs to Hanwha SolarOne.

The following table summarizes the estimated fair value of the assets acquired and liabilities of Hanwha SolarOne assumed on February 6, 2015, the acquisition date:

US$
(in millions)
Cash and cash equivalents	70.2
Trade accounts receivable	156.5
Other current assets	407.8
Property, plant and equipment	614.3
Land use right	55.0
Other long-term assets	9.5

Total assets acquired	1,313.3

Short-term debt	219.4
Current portion of long-term debt	351.6
Other current liabilities	394.2
Long-term debt, net of current portion	248.6
Other long-term liabilities	4.2

Total liabilities assumed	1,218.0

Net assets acquired	95.3
Goodwill	0.5

Total fair value of purchase price consideration	95.8

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The purchase price allocation described above was determined with the assistance of a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. As a result of the valuation, the fair value of the acquired assets and liabilities, other than the property, plant and equipment and the land use rights, approximates their carrying values. Adjustments of US$117.6 million and US$12.6 million were recorded to decrease and increase the carrying values of Hanwha SolarOne’s property, plant and equipment as well as land use rights, to their fair values, respectively. Specifically, the valuation of Hanwha SolarOne’s property, plant and equipment was performed using the depreciated replacement cost method, accompanied by an economic obsolescence factor derived from a profitability test.

The amount of net sales and net income of Hanwha SolarOne included in the Company’s unaudited interim condensed consolidated of operations from the acquisition date of February 6, 2015 to March 31, 2015 are as follows:

In millions of US$
Net sales	189.6
Net income	4.9
Comprehensive income	7.1

The following represents the pro forma consolidated income statement as if the Company and Q CELLS had been consolidated since January 1, 2014:

In millions of US$	For the year ended December 31, 2014	For the three- month period ended March 31, 2015
Net sales	1,464.1	378.7
Net loss	90.5	34.8

4.	RESTRUCTURING CHARGES

In January 2015, Q CELLS announced restructuring plans to restructure its global operations. This decision includes the shutdown of its production facilities in Thalheim, Germany and the transfer of the machineries used for production to the production site in Malaysia. This plan results in a downsizing of the workforce in Germany which was communicated in March 2015 and an alternate use for certain assets that cannot be transferred. The Company estimated that it will recognize aggregate charges pursuant to the restructuring plan up to US$22.1 million, consisting of severance and other one-time termination benefits, cost to relocate long-lived assets, repayments of government subsidies and other costs.

The following table summarized the activities related to the restructuring charges as discussed above (in millions of US$).

	Employee Severance	Other	Total
Liability as of January 1, 2015	—	—	—
Restructuring charges	19.1	3.0	22.1
Cash payments	—	(0.7)	(0.7)
Effect of foreign currency translation	(0.7)	(0.1)	(0.8)
Liability as of March 31, 2015	18.4	2.2	20.6

The Company reported such restructuring expenses as a separate line item of “restructuring charges” within the operating expenses in the unaudited interim condensed consolidated statements of comprehensive income (loss) for the three months ended March 31, 2015.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	INVENTORIES—NET

Inventories consist of the following:

In millions of US$	As of December 31, 2014	As of March 31, 2015
		(Unaudited)
Raw materials	64.5	148.5
Work-in-progress	27.6	102.4
Finished goods and merchandise	88.5	138.2
Consumables and supplies	23.8	13.3

Total	204.4	402.4

The inventory balances as of December 31, 2014 and March 31, 2015 include write-downs of US$6.6 million and US$9.9 million, respectively.

6.	FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s major financial instruments at December 31, 2014 and March 31, 2015. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	As of December 31, 2014		As of March 31, 2015
in millions of US$	Carrying amount	Fair value	Carrying amount	Fair value
			(Unaudited)	(Unaudited)
Financial assets:
Cash and cash equivalents	156.7	156.7	194.5	194.5
Restricted cash	2.4	2.4	123.2	123.2
Trade accounts receivable	190.5	190.5	507.1	507.1
Loans to related parties	24.4	24.4	15.2	15.2
Derivative contracts	0.8	0.8	7.6	7.6

Financial liabilities:
Trade accounts payable	50.8	50.8	242.7	242.7
Payables to related parties	87.1	87.1	256.3	256.3
Notes payables	—	—	101.8	101.8
Short-term debt	1.1	1.1	235.1	235.1
Derivative contracts	—	—	0.9	0.9
Total long-term debt	291.6	265.7	882.8	855.5

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The fair value of long-term debt at reporting date was estimated for disclosure purposes using discounted cash flow calculations based on discount rates that the Company believes market participants would use in determining the price that they would pay for such instrument.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and March 31, 2015 are summarized below:

	Fair value measurements at December 31, 2014 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2014
	In US$ millions	In US$ millions	In US$ millions	In US$ millions
Cash and cash equivalents	156.7	—	—	156.7
Foreign currency derivatives	—	0.8	—	0.8

	Fair value measurements at March 31, 2015 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at March 31, 2015
	In US$ millions (Unaudited)	In US$ millions (Unaudited)	In US$ millions (Unaudited)	In US$ millions (Unaudited)
Cash and cash equivalents	194.5	—	—	194.5
Restricted cash	123.2	—	—	123.2

Derivative contracts
—Financial assets	—	7.6	—	7.6
—Financial liabilities	—	0.9	—	0.9

7.	DEBT

The carrying amount of long term debt as of December 31, 2014 and March 31, 2015 consists of the following:

In millions of US$	As of December 31, 2014	As of March 31, 2015
		(Unaudited)
Government loan at 0.0 ~ 2.0% interest payable annually, principal due in annual installments through 2031	165.3	167.3
Long-term notes	—	99.1
Long-term borrowings from banks	119.4	611.4
Finance lease liabilities with imputed interest at 4.3%, principal due in monthly installments through 2016	6.9	5.0

Total long-term debt	291.6	882.8
Current portion of long-term debt	6.9	270.5

Total long-term debt, net of current portion	284.7	612.3

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The principal amount of a loan from the Malaysian government is 844 million Malaysian Ringgit (March 31, 2015: US$228.0 million). The scheduled repayments began in 2013. The final maturity of the loan is in 2031. The loan bears a fixed 0% interest through 2019, a fixed 1% interest through 2027, and a fixed 2% interest through maturity.

On January 16, 2013, Hanwha SolarOne Hong Kong Limited completed its issuance of three-year-period notes of US$100 million (the “2013 Notes”). The 2013 Notes bear interests at a floating rate indexed to three-month LIBOR plus a margin of 2.23% per annum. Interests are payable on a quarterly basis from January 15, 2013 to January 15, 2016. The 2013 Notes will mature on January 15, 2016 and repayable at its principal amount plus accrued and unpaid interest thereon.

On April 21, 2015, the Company obtained a new long-term bank borrowing of US$120 million with the maturity date of April 23, 2017 to re-finance a bank borrowing originally due within twelve months at March 31, 2015. As a result, the underlying bank borrowing of US$120 million was excluded from current liabilities as of March 31, 2015. The new long-term bank borrowing bears an interest rate of LIBOR (subject to adjustments in each three months) plus 2.3% per annum. The borrowing was guaranteed by Hanwha Chemical.

The long-term bank borrowings outstanding as of December 31, 2014 and March 31, 2015 bore an average interest rate of 2.41% and 3.02% per annum, respectively. The loans as of March 31, 2015 were denominated in Renminbi, US$ and Euros (as of December 31, 2014: only in US$). These borrowings were obtained from banks and will mature serially during 2015 to 2019.

The current and non-current portions of long-term bank borrowings as of March 31, 2015 will be due in installments between the periods of April 2015 to March 2016 and April 2016 to November 2019, respectively.

As of March 31, 2015, unused loan facilities for short-term and long-term borrowings amounted to US$142.0 million.

As of March 31, 2015, the maturities of long-term debts were as follows:

In millions of US$
Within 1 year	266.0
Between 1 and 2 years	170.8
Between 2 and 3 years	262.1
Between 3 and 4 years	2.5
Between 4 and 5 years	24.1
Beyond 5 years	152.3

Apart from the finance lease, all borrowings as of December 31, 2014 were secured/guaranteed by Hanwha Chemical.

Bank borrowings as of March 31, 2015 were secured/guaranteed by the following:

Amount	Secured/guaranteed by
In millions of US$ (Unaudited)
773.5	Guaranteed by Hanwha Chemical
52.7	Guaranteed by the Company and other subsidiaries of the Group
51.6	Guaranteed by the Group’s plant and machinery with net book value of US$45.9 million

877.8

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	REDEEMABLE ORDINARY SHARES

On January 29, 2008 and concurrently with the convertible bond issuance , the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001. A substantial portion of the convertible bond was repaid in January 2015.

The Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds cease to be outstanding. Such rights will expire one month after the maturity of the convertible bonds. In addition, the holders of the ADSs have the right to request the Company to repurchase the ADSs at par value at any time by giving prior notice. Since the holders have the ability to require the repurchase of the ADSs, which is outside the control of the Company, the ordinary shares underlying the ADSs have been classified as mezzanine equity. The holders are entitled to receive all cash and non-cash distributions that an ordinary shareholder would receive but such distributions are required to be paid back to the Company upon repurchase of the ADSs.

The adoption of ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, on January 1, 2010 revised the Company’s accounting for the redeemable ordinary shares. The Company evaluated the redeemable ordinary shares concurrently with the bonds upon adoption of ASU 2009-15 and determined that the redeemable ordinary shares issued qualified as an own-share lending arrangement because the purpose of issuance of the shares was to increase the availability of the Company’s shares and facilitate the ability of the holders to hedge the conversion option in the Company’s convertible debt and the Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds ceases to be outstanding.

Accordingly, the share-lending arrangement upon adoption of ASU 2009-15 is measured at fair value, and recognized as an issuance cost with an offset to redeemable ordinary shares. ASU 2009-15 requires the Company to recognize the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings. An adjustment of US$3,076, which represents the fair value that would have been recognized if the guidance in ASU 2009-15 had been applied from the issuance date on January 29, 2008, was recorded on January 1, 2010 to issuance cost with an offset to redeemable ordinary shares.

On October 25, 2011, the Company repurchased and cancelled 5,005,536 ADSs, representing 25,027,680 of the Company’s ordinary shares at the par value per share of US$0.0001.

9.	DERIVATIVE CONTRACTS

The Group is exposed to certain risks related to its business operations. The risks that the Group seeks to manage by using derivative instruments are fluctuations in foreign exchange rates, the purchase price for silver and aluminum and interest rates. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the unaudited interim condensed consolidated balance sheets. The Group’s derivatives are not designated and do not qualify as hedges and are adjusted to fair value through current earnings.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects the location in the unaudited interim condensed consolidated statements of comprehensive loss and the amount of realized and unrealized gains/(losses) recognized in income for the derivative contracts not designated as hedging instruments for the three months ended March 31, 2015:

In millions of US$	Statement of comprehensive loss location	Amount
		(Unaudited)
Foreign exchange derivative contracts (not designated as hedging instruments)—realized	Changes in fair value of derivative contracts	1.8
Foreign exchange derivative contracts (not designated as hedging instruments)—unrealized	Changes in fair value of derivative contracts	6.8
Interest rate derivative contracts (not designated as hedging instruments)—realized	Changes in fair value of derivative contracts	(0.2)
Interest rate derivative contracts (not designated as hedging instruments)—unrealized	Changes in fair value of derivative contracts	(0.2)

		8.2

The following table reflects the fair values of derivatives included in the interim condensed consolidated balance sheets as of March 31, 2015:

In millions of US$	Balance sheet location	Amount
		(unaudited)
Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	7.6

Derivative liabilities (not designated as hedging instruments):
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	(0.9)

		6.7

The Group estimates the fair value of its foreign currency and interest rate swap derivatives using a pricing model based on market observable inputs.

10.	COMMITMENTS AND CONTINGENCIES

Unpaid purchase price

The Group is a party to an arbitration proceeding regarding the outstanding purchase price to be paid for the business combination on October 16, 2012. While the final results of the arbitration proceedings are yet to be determined, the Group considers an additional payment to be probable.

Hanwha Q CELLS GmbH, as buyer, raised claims of US$19.2 million while the seller claimed an additional purchase price of US$93.1 million. In July 2013, an appraiser appointed by both parties provided an appraisal which found the Group to be liable for an additional payment (less its counterclaims) of €36.4 million (equivalent of US$39.4 million as of March 31, 2015).

While the Group appealed this decision, it also accrued a liability in the amount of US$47.5 million as of March 31, 2015, which equals the principal (less its counterclaims) of €36.4 million (US$39.4 million) and

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

accumulated interest of US$8.1 million due to the seller if the findings by the independent expert are upheld. As the amounts were denominated in euro, the corresponding amounts in dollars decreased due to exchange rate changes. The Group reviews relevant information with respect to this purchase price adjustment, and updates its liability and disclosures based on such reviews.

The Group may also have potential liabilities to the creditors of the now bankrupt Solargex Australia Pty Ltd. (“Solargex”) of up to US$0.9 million. The Group, according to the allegations made by the creditors of Solargex, allegedly received preference payments in the liquidation process.

Throughout 2014, the Group and the creditors of Solargex extended settlement offers to each other, all of which were rejected by the respective offerees. The parties to this dispute are now preparing to present this case at a court of law. Should the Group lose this case at a court of law, the Group may become liable for a total of US$0.9 million. The Group’s management believes that due to the weak basis of the creditors’ claims, the best estimate of the Group’s contingent liability is US$0.3 million, which the Group accrued as litigation accruals. On April 8, 2015, creditors of the former Solargex offered to settle their claims regarding preference payment for US$0.5 million. The Group is yet to respond to this offer.

In addition, Konca Solar Cells (“Konca”) also claimed damages of US$22.0 million against the Group for the breach of order obligations and unpaid invoices by the former Q-Cells SE. Konca claims that according to the Asset Purchase Agreement (“APA”) signed during the purchase of the former Q-Cells SE, the rights and obligations of the former Q-Cells SE were novated to the Group as of October 16, 2012. Such rights and obligations included the former Q-Cells SE’s commitment to order and take delivery of specified quantities of wafers in 2011 and 2012. Specifically, Konca claims non-fulfillment damages resulting from the Group’s failure to purchase “target quantities” specified in the APA in the amount of US$15.8 million. Konca also claims liquidated damages resulting from the Group’s failure to take delivery of wafers in the amount of US$6.2 million.

The Group asserts that in accordance with the APA, the Group assumed assets of the former Q-Cells SE but was specifically exempted from those liabilities claimed by Konca. While this case has been brought forward to an arbitration proceeding by Konca, no ruling has been made as of March 31, 2015. As such, the Group asserts that there is no sufficient evidence to reasonably estimate the amount for which the Group may be liable.

Income taxes

Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-10 also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

As of December 31, 2014 and March 31, 2015, the Group has record an unrecognized tax benefit for nil and US$18.7 million, respectively.

Guarantees to related parties

The Group also had outstanding guarantees to Hanwha Q CELLS Chile S.p.a. for a payment guarantee in an amount of US$0.2 million and US$6.0 million as of December 31, 2014 and March 31, 2015, respectively.

The Group was also involved in certain cases pending in various PRC and U.S. courts and arbitration as of March 31, 2015. For certain proceedings, the Group is currently unable to estimate the reasonably possible

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

loss or a range of reasonably possible losses. The Group is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, or the progress of settlement negotiations. On an annual basis, the Group reviews relevant information with respect to litigation contingencies, and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

For certain proceedings that the Group is involved as the plaintiff and expects favorable outcome, an estimated gain from a gain contingency is not reflected in the statement of financial position or statements of comprehensive loss until the realization of the gain contingency.

11.	RELATED PARTY TRANSACTIONS

Name and Relationship with Related Parties

Name of related party	Relationship with the Group
Hanwha Chemical	Holding company of Hanwha Solar
Hanwha Corporation	A major shareholder of Hanwha Chemical
Hanwha Q CELLS Japan Co., Ltd. (“Q Cells Japan”) (previously known as Hanwha Japan Co., Ltd.)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha Q CELLS Korea Corp. (“Q Cells Korea”) (previously known as Hanwha SolarEnergy Corporation)	A subsidiary of Hanwha Corporation
Hanwha Q CELLS USA Inc. (“Q Cells USA”)	A company controlled by Hanwha Corporation
Hanwha Advanced Materials Group (“Hanwha Advanced”)(previously known as Hanwha L&C Corporation)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha L&C Trading (Shanghai) Co., Ltd. (“Hanwha L&C Trading”)	A wholly-owned subsidiary of Hanwha Chemical
Hanwha Europe GmbH (“Hanwha Europe”)	A wholly-owned subsidiary of Hanwha Corporation
Hanwha International LLC. (“Hanwha International”)	A wholly-owned subsidiary of Hanwha Chemical
Hancomm, Inc. (“Hancomm”)	A company whose significant shareholder is Hanwha S&C
Hanwha Zonghua (Beijing) Plastic Co., Ltd (“Zonghua Hanwha”)	A company controlled by Hanwha Chemical
Hanwha Hehua (Shanghai) Trading Co., Ltd (“Hehua Hanwha”)	A company controlled by Hanwha Chemical
Q-Cells North America	A wholly-owned subsidiary of Hanwha Corporation

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Other than those related party transactions separately disclosed in these unaudited interim condensed consolidated financial statements, the Group had the following significant related party transactions during the periods presented:

Significant related party transactions

	For the Three Months Ended March 31,
In millions of US$	2014	2015
Purchase of raw materials from:
Hanwha Corporation	63.0	97.0
Hanwha Advanced	—	2.9
Hanwha L&C Trading	—	1.2
Hanwha SolarOne	20.8	2.1
Hanwha Europe	7.5	—
Q. Cells Japan	0.7	—
Hancomm	0.3	—
Others	0.2	—

	92.5	103.2

Purchase of property, plant and equipment from:
Hanwha Corporation	—	3.9

Sales of products to:
Hanwha Corporation	65.9	80.6
Hanwha International	3.1	37.4
Q. Cells Korea	0.1	21.0
Q. Cells USA	—	15.7
Q. Cells Japan	23.3	14.9
Hanwha SolarOne	4.1	3.8

	96.5	173.4

Borrowings from:
Hehua Hanwha	—	8.03

Interest received from:
Q. Cells USA	—	0.1

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Balances with related parties

As of December 31, 2014 and March 31, 2015, balances with related parties are comprised of the following:

	As of December 31, 2014	As of March 31, 2015
In millions of US$
		(Unaudited)
Payables to related parties:
Hanwha Corporation	63.8	198.9
Hanwha Chemical	21.5	18.1
Hanwha Advanced	1.6	18.0
Hehua Hanwha	—	8.0
Hanwha International	—	5.2
Zonghua Hanwha	—	4.8
Q. Cells Japan	—	2.8
Others	0.2	0.5

	87.1	256.3

Receivables from related parties:
Hanwha Corporation	125.3	55.9
Q. Cells Korea	—	51.6
Hanwha International	21.6	46.4
Q. Cells North America	—	32.5
Q. Cells Japan	1.1	12.2
Hanwha SolarOne	11.5	—

	159.5	198.6

Loans to related parties:
Q. Cells USA	15.3	15.2
Variable interest entities	9.1	—

	24.4	15.2

12.	SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting. The Group’s chief operating decision maker reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. After the Company’s acquisition of Q CELLS on February 6, 2015, Hanwha SolarOne and Q CELLS are identified as the Group’s two reportable segments.

HANWHA Q CELLS CO., LTD.

(Formerly known as Hanwha SolarOne Co., Ltd.)

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenue, operating costs and expenses, operating income, and total assets by the segment for the three months ended March 31, 2015 were as follows:

In millions of US$ Net sales	Hanwha SolarOne	Q CELLS	Total segments	Eliminations	Consolidated
External customers	184.6	148.9	333.5	—	333.5
Inter-segment	4.9	11.1	16.0	(16.0)	—

Total net sales	189.5	160.0	349.5	(16.0)	333.5

Total cost of goods sold and operating expenses	186.8	180.0	366.8	(16.0)	350.8

Segment profit (loss)	6.3	(26.7)	(20.4)	—	(20.4)

Total assets	1,439.0	833.7	2,272.7	(49.5)	2,223.2

13.	LOSS PER SHARE

Basic and diluted net loss per share for each period presented are calculated as follows:

	For the Three Months Ended March 31,
	2014		2015
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted (In millions of US$)		(7.2)		(20.4)

Denominator:
Weighted-average number of shares outstanding—basic and diluted		3,701,145,330		4,005,718,692

Basic and diluted net loss per share	US$	(0.002)	US$	(0.005)

In these unaudited interim condensed consolidated financial statements, the historical issued and outstanding ordinary shares of Q CELLS (3,302,051 ordinary shares for all periods presented prior to the Transaction) have been recast (as 3,701,145,330 ordinary shares of the Company for all periods prior to the Transaction) in all periods presented.

For the three months ended March 31, 2015, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net loss per share as they are not entitled to the earnings of the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through dishonesty, fraud or their own willful neglect or default.

The registrant has agreed to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 9.	Exhibits

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement or Agency Agreement.

4.1	Form of Certificate for Ordinary Shares of the Registrant. (1)

4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.3).

4.3	Amended and Restated Deposit Agreement, among us, the depositary and owners and holders of the American Depositary Shares. (2)

4.4	Shareholder Agreement between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd., dated December 8, 2014. (3)

4.5*	Form of preferred share certificate and form of certificate of designations of preferred shares.

4.6	Form of Indenture. (4)

4.7*	Form of Debt Security.

4.8*	Form of Warrant.

4.9*	Form of Warrant Agreement.

5.1**	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares and preferred shares being registered.

5.2**	Opinion of Paul Hastings LLP, United States counsel to the Registrant, regarding the validity of debt securities and warrants being registered.

10.1**	Corporate Guarantee by Hanwha Chemical Corporation in favor of Government of Malaysia

10.2**	Letter of Guarantee of Hanwha Chemical Corporation to the Export-Import Bank of Korea

10.3**	Guaranty by Hanwha Chemical Corporation in favor of Certain Lenders dated April 23, 2015

10.4	Facility Agreement between Government of Malaysia and Q-CELLS Malaysia SDN. BHD. dated June 29, 2009

Exhibit Number	Description of Document

10.5	Supplemental Facility Agreement between Government of Malaysia and Q-CELLS Malaysia SDN. BHD. dated November 16, 2012

10.6	Loan Agreement between Hanwha SolarOne Co., Ltd. and the Export-Import Bank of Korea dated as of December 22, 2014

10.7	Loan Agreement between Hanwha Q CELLS Co., Ltd., the Korea Development Bank and Certain Lenders dated as of April 21, 2015

10.8	Photovoltaic Module Master Supply Agreement between NextEra Energy Resources, LLC and Hanwha SolarOne U.S.A. Inc. dated as of April 11, 2015

23.1	Consent of Ernst & Young Hua Ming LLP

23.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

23.3	Consent of PricewaterhouseCoopers ABAS Ltd.

23.4	Consent of Maples and Calder (included in Exhibit 5.1)

23.5	Consent of Paul Hastings LLP (included in Exhibit 5.2)

24.1**	Power of Attorney (included on signature page).

25.1*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of the Trustee under the Indenture.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed or furnished with the SEC and incorporated herein by reference.
**	Previously filed.
(1)	Incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 17, 2015 (File No. 001-33208).
(2)	Incorporated by reference to Exhibit 2.3 to our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 17, 2015 (File No. 001-33208).
(3)	Incorporated by reference to Exhibit 99.3 to our current report on Form 6-K submitted with the SEC on December 8, 2014 (File No. 001-33208).
(4)	Incorporated by reference to Exhibit 4.5 to our registration statement on Form F-3 filed with the SEC on November 1, 2013 (File No. 333-192049).

ITEM 10.	Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the registrant’s articles of association or an underwriting agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(D) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

PART III

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, Korea, on June 29, 2015.

HANWHA Q CELLS CO., LTD.
By:	/s/ Seong Woo Nam
Name:	Seong Woo Nam
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Seong Woo Nam	Chairman and Chief Executive Officer (principal executive officer)	June 29, 2015
Seong Woo Nam

*	Director and Chief Financial Officer (principal financial and accounting officer)	June 29, 2015
Jung Pyo Seo

*	Director and Chief Commercial Officer	June 29, 2015
Dong Kwan Kim

*	Director and Chief Technology Officer	June 29, 2015
Jin Seog Choi

*	Independent Director	June 29, 2015
Thomas J. Toy

*	Independent Director	June 29, 2015
Ernst A. Bütler

*	Independent Director	June 29, 2015
David N. K. Wang

*By:	/s/ Seong Woo Nam
Seong Woo Nam
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Hanwha Q CELLS Co., Ltd., has signed this registration statement or amendment thereto in Irvine, California, on June 29, 2015.

HANWHA SOLARONE U.S.A. INC.

By:	/s/ Koo Yung Lee
Name:	Koo Yung Lee
Title:	President

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement or Agency Agreement.

4.1	Form of Certificate for Ordinary Shares of the Registrant. (1)

4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.3).

4.3	Amended and Restated Deposit Agreement, among us, the depositary and owners and holders of the American Depositary Shares. (2)

4.4	Shareholder Agreement between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd., dated December 8, 2014. (3)

4.5*	Form of preferred share certificate and form of certificate of designations of preferred shares.

4.6	Form of Indenture. (4)

4.7*	Form of Debt Security.

4.8*	Form of Warrant.

4.9*	Form of Warrant Agreement.

5.1**	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares and preferred shares being registered.

5.2**	Opinion of Paul Hastings LLP, United States counsel to the Registrant, regarding the validity of debt securities and warrants being registered.

10.1**	Corporate Guarantee by Hanwha Chemical Corporation in favor of Government of Malaysia

10.2**	Letter of Guarantee of Hanwha Chemical Corporation to the Export-Import Bank of Korea

10.3**	Guaranty by Hanwha Chemical Corporation in favor of Certain Lenders dated April 23, 2015

10.4	Facility Agreement between Government of Malaysia and Q-CELLS Malaysia SDN. BHD. dated June 29, 2009

10.5	Supplemental Facility Agreement between Government of Malaysia and Q-CELLS Malaysia SDN. BHD. dated November 16, 2012

10.6	Loan Agreement between Hanwha SolarOne Co., Ltd. and the Export-Import Bank of Korea dated as of December 22, 2014

10.7	Loan Agreement between Hanwha Q CELLS Co., Ltd., the Korea Development Bank and Certain Lenders dated as of April 21, 2015

10.8	Photovoltaic Module Master Supply Agreement between NextEra Energy Resources, LLC and Hanwha SolarOne U.S.A. Inc. dated as of April 11, 2015

23.1	Consent of Ernst & Young Hua Ming LLP

23.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

23.3	Consent of PricewaterhouseCoopers ABAS Ltd.

23.4	Consent of Maples and Calder (included in Exhibit 5.1)

23.5	Consent of Paul Hastings LLP (included in Exhibit 5.2)

24.1**	Power of Attorney (included on signature page).

25.1*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of the Trustee under the Indenture.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed or furnished with the SEC and incorporated herein by reference.
**	Previously filed.
(1)	Incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 17, 2015 (File No. 001-33208).
(2)	Incorporated by reference to Exhibit 2.3 to our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 17, 2015 (File No. 001-33208).
(3)	Incorporated by reference to Exhibit 99.3 to our current report on Form 6-K submitted with the SEC on December 8, 2014 (File No. 001-33208).
(4)	Incorporated by reference to Exhibit 4.5 to our registration statement on Form F-3 filed with the SEC on November 1, 2013 (File No. 333-192049).